As filed with the U.S. Securities and Exchange Commission on September 17, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Intuity Medical, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2835	71-0880751
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3500 West Warren Avenue

Fremont, California 94538

(510) 946-8800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Emory Anderson

President and Chief Executive Officer

Intuity Medical, Inc.

3500 West Warren Avenue

Fremont, California 94538

(510) 946-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathleen M. Wells Brian J. Cuneo Richard Kim Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Brandon J. Bortner Paul Hastings LLP 2050 M Street NW Washington, DC 30026 (202) 551-1700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, par value $0.001 per share	$75,000,000	$8,182.50

(1)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2021

             Shares

Common Stock

This is the initial public offering of shares of common stock of Intuity Medical, Inc. All of the                      shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            .

We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “POGO.”

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

See the section titled “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

(1)	See the section titled “Underwriting” beginning on page 219 for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial price to the public less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2021.

Goldman Sachs & Co. LLC	Jefferies	Piper Sandler

Raymond James

Prospectus dated                , 2021

pogo Automatic

Press Once. GO!™

One-Step™

9
2:15 PM
1/1/2021
126
mg/dL
pogo

pogo
Automatic
POGO Automatic
Test Cartridges
5 Cartridges Inside

Press Once. GO!™ One-Step™ automatic blood glucose monitoring system that integrates lancing & blood collection into a single 10-test cartridge.

“Intuity Medical,” “POGO Automatic,” “Patterns,” “One-Step,” “POGO 360,” “Press Once. Go!,” the Intuity Medical logo and other trademarks, trade names or service marks of Intuity Medical, Inc. appearing in this prospectus are the property of Intuity Medical, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition and results of operations may have changed since that date.

i

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Intuity Medical,” “our company,” “we,” “us,” “our” and similar references in this prospectus refer to Intuity Medical, Inc.

Overview

We are a commercial-stage medical technology and digital health company focused on developing comprehensive solutions to improve the health and quality of life of people with diabetes. We developed our first commercial product, the POGO Automatic Blood Glucose Monitoring System, or POGO Automatic, to revolutionize the blood glucose testing process for individuals living with diabetes. POGO Automatic is a U.S. Food and Drug Administration, or FDA, cleared, automated, self-contained handheld monitor that enables patients to accurately measure blood glucose levels within seconds. POGO Automatic, combined with our Patterns app, offers full connectivity through our secure cloud-based digital health ecosystem, the Patterns app, which centralizes each patient’s blood glucose testing data in a digital form that can be shared with healthcare providers and others who play a central role in assisting with a patient’s diabetes treatment and testing regimen. We believe the convenience and simplicity of POGO Automatic will help remove the barriers to traditional glucose testing for people diagnosed with diabetes, and help them achieve their glucose level goals.

Diabetes is a chronic and progressive, life-threatening disease that requires ongoing monitoring of blood glucose levels. Testing blood glucose levels is an integral part of one’s diabetes treatment regimen as it informs both lifestyle choices and the treatment plans available to manage diabetes. While patients’ treatment plans vary, current American Diabetes Association, or ADA, guidelines recommend that patients with diabetes regularly self-monitor their blood glucose levels up to multiple times a day — with testing frequency increasing with more advanced treatment plans.

Diabetes is a prevalent disease and a large economic burden in the United States and abroad. The International Diabetes Foundation, or IDF, estimated global diabetes prevalence at 463 million people in 2019. According to the Center for Disease Control and Prevention, or CDC, 2020 National Diabetes Statistics Report, in 2018, approximately 34.2 million people in the United States, or approximately 10.5% of the total U.S. population, suffered from diabetes and 26.8 million adults were formally diagnosed and were aware of their condition. We believe POGO Automatic’s simplified approach to blood glucose monitoring offers a better option for patients and has application across the diabetes population.

Traditional blood glucose monitoring, or BGM, and continuous glucose monitoring, or CGM, systems measure glucose levels but have significant practical and lifestyle limitations. BGM testing is a cost-effective and accurate option for monitoring glucose levels because it directly tests a patient’s blood, typically through a finger prick. However, BGM testing involves a complicated, multi-step process that requires users to carry multiple testing supplies, including a meter, test strips, a lancing device and lancets, and also requires the user to dispose of sharp used lancets and other biohazardous waste after each use. The multi-step nature of traditional BGM testing makes it difficult to be performed discreetly or on-the-go. CGM systems address some of the practical limitations of BGM by utilizing implantable sensor technology to test interstitial glucose levels, yet CGM penetration of the glucose testing market has been limited to date, targeting primarily intensive insulin users. In 2020, approximately only 1.7 million people in the United States, or approximately 6% of the U.S. diagnosed diabetes population, used CGM devices as their primary method of glucose testing, despite having been commercially available to U.S. diabetes patients since 1999. We believe that the limitations of CGM include the inconvenience associated with inserting and regularly replacing the CGM sensor under the skin, physical discomfort and embarrassment associated with wearing the CGM sensor, high out-of-pocket costs for patients, high costs for payors, less reliable testing accuracy associated with monitoring interstitial glucose levels as compared to blood glucose levels and user fatigue due to the constant delivery of data to the user. Notwithstanding its limitations, traditional BGM continues to be the prevailing testing method for individuals in the United States diagnosed with diabetes. We believe POGO Automatic offers an attractive new category of blood glucose monitoring that addresses the many limitations of BGM and CGM.

POGO Automatic is the first and only FDA cleared, automatic blood glucose monitoring system, or ABGM, that lances and collects blood in just One-Step without the need to individually load lancets or test strips, delivering a greatly simplified and discreet blood glucose testing experience that is less disruptive to the user’s everyday life. POGO Automatic’s hand-held monitor integrates 10 lancets and 10 test strips into a single, easily replaceable 10-test Cartridge. Additionally, after each test, the Cartridge automatically retracts the used lancet and test strip back into the Cartridge and automatically provides a fresh lancet and test strip for the next test. As a result, unlike BGM users who must locate a sharps container to dispose of used lancets after each test, a POGO Automatic user only needs to replace and dispose of the Cartridge after a 10-test cycle is complete. POGO Automatic automatically syncs with our Patterns app, which enables users to see their glucose testing results on their smartphone or computer and easily identify changes they can make in their lifestyle choices, such as diet and activity, and treatment plans, such as oral anti-diabetics drugs and insulin injections, to address their blood glucose levels. The Patterns app offers personalized, data-driven insights by analyzing each user’s test results and summarizing those results in a simple interactive platform, one which also enables easy sharing with a healthcare team. Additionally, for POGO Automatic users wanting extra assistance, our app provides access to optional one-on-one live coaching services provided by a third-party service provider for a monthly fee to help participants achieve their personal health goals.

In February 2020, we initiated a limited commercial launch of POGO Automatic through our online POGO Store. We recently launched our HCP-Rx sales channel in 20 territories in August 2021, and our POGO Automatic Monitor and 10-test Cartridges became available upon request at Walgreens through our distribution agreement with AmerisourceBergen. We currently expect POGO Automatic Monitor and 10-test Cartridges to become available upon request at CVS during the fourth quarter 2021 through our distribution agreement with Cardinal Health, subject to the completion and timing, and our compliance with the requirements, of their new supplier and item setup protocols. Our multi-channel approach is designed to provide greater convenience and flexibility for our customers to acquire POGO Automatic Monitors and Cartridges. Our initial focus is on the U.S. commercial insurance and cash pay markets. Our direct sales force will target HCPs who are high prescribers of BGM supplies to promote the exclusive features and benefits of POGO Automatic with fulfillment of prescriptions at retail pharmacies. We also offer a direct-to-consumer, or DTC, online channel, which enables patients who cannot access a retail pharmacy to purchase POGO Automatic at our online POGO Store. We also plan to launch a targeted retail cash pay over-the-counter, or OTC, sales channel as well as an employer sales channel as part of our commercial strategy, which we refer to as our POGO 360 Diabetes Management Program, or POGO 360. To execute our commercial plan, as of August 2021, we had hired and trained approximately 20 HCP Sales Specialists, three HCP Regional Sales Directors, and a Vice President of HCP Sales, who we plan to deploy across 20 U.S. sales markets, which we believe represents over 50% of the U.S. diabetes testing market. We plan to continue expanding in the United States beyond these markets as our business grows, eventually targeting a total of 30 U.S. markets, which we believe accounts for over 65% of the test strip business in the United States.

Glucose Monitoring

Traditional BGM devices

Traditional home use BGM devices were developed in the 1970s and then first introduced to the public in 1980. Traditional BGM is the most prevalent glucose monitoring approach for diabetes patients and requires the use of multiple testing components in order to generate a single blood glucose test result. These components are often referred to collectively as a testing kit. BGM provides a snapshot of a user’s current glucose levels at a specific time. In order to be an effective diabetes management tool, BGM must be performed in regular intervals as often as several times a day and before and/or after various activities such as meals, exercising or driving.

The traditional BGM testing process typically includes a glucose meter, and various supplies such as test strips, control solutions, lancets, lancing devices and alcohol swabs. A patient removes all test supplies from the kit, then removes the lancing device cap to insert a new lancet into the lancing device. The test strip vial is then opened and the test strip is removed and inserted into the BGM meter. The patient then lances the testing site, typically a fingertip, in order to obtain a small drop of blood. The blood drop is then applied to the test strip. The BGM device provides a readout of the patient’s blood glucose level. Once the meter displays the result, the patient then removes and disposes the used testing strip and lancet, and all other supplies are returned to the kit.

Traditional BGM devices are suitable for all therapy types and do not have a wearable component or body attachment. They are more broadly available than CGM devices, and for many, can fulfill their glucose self-monitoring needs.

CGM devices

CGM devices were first approved by the FDA in 1999 and address some of the issues patients and physicians face with BGM. CGM devices enable the constant monitoring of glucose levels via a catheter or sensor inserted subcutaneously in the back of the arm or abdomen and in some cases, a surgical implant that occurs every three to six months, usually in the upper arm. The sensor measures the glucose from the body’s interstitial fluid, a thin layer of fluid that surrounds the cells of tissue below the skin. The sensor tracks changes in glucose levels throughout the day and night, as often as every five to 20 minutes, and provides glucose readings through wireless data transfer to a receiver. Standard CGM displays readings at specific time intervals and flashes glucose monitoring displays readings when a handheld reader is scanned over the sensor.

In comparison to traditional BGM devices, CGM devices are sometimes considered to be less disruptive to a patient’s everyday life due to the reduction of finger pricks and the shorter time required to test. However, glucose measurement with CGM devices are less accurate, and most CGM users also own BGM devices for situations where maximum accuracy is required. Continuous measurements from CGM devices can also provide patients with trend information on their interstitial fluid glucose levels and time spent in their target glucose range.

Even though CGM is not the prevalent method of diabetes monitoring, the global CGM monitoring device market was estimated to be approximately $3.9 billion in 2019 and is projected to grow at a CAGR of 12.7%. In 2020, approximately 1.7 million diabetes patients in the United States used CGM devices.

Limitations and Challenges of Current Testing Solutions

We believe there are clear limitations to both BGM and CGM devices.

Our Solution

Regular glucose testing is an important part of diabetes management. However, the testing process of traditional BGM devices has remained largely unchanged for many years, requiring multiple manual and cumbersome steps. POGO Automatic offers a solution that simplifies blood glucose monitoring, overcoming complexities and limitations of other existing alternatives in the space.

Traditional BGM continues to be the method by which the majority of the 26.8 million adults diagnosed with diabetes in the United States currently test to determine their blood glucose level. While CGM provides an alternative for glucose testing, it is only recommended to or accessible by a relatively small portion of the diabetes testing population.

As a result, there is a gap that exists in the current market between patient needs and the available testing alternatives. There is a need for a solution that addresses the testing barriers of traditional BGM and is more widely suitable and accessible than CGM. POGO Automatic is intended to resolve this by creating a new category in the glucose testing market, automatic blood glucose monitoring, or ABGM, which we believe can benefit the millions of people with diabetes who are not optimally served by current solutions.

The Benefits of POGO Automatic vs. Traditional BGM

We believe that the POGO Automatic offers the following advantages over traditional BGM devices.

•	Incredibly simple One-Step testing: POGO Automatic reduces testing complexity by automating lancing and collecting blood into one simple step.

•	Reduced hassle: POGO Automatic integrates all of the components needed for 10 tests — including 10 lancets and 10 strips — into a single, easy-to-use Cartridge.

•	Privacy: Because POGO Automatic simplifies and automates the testing process, the test can be performed discreetly in a matter of seconds.

The Benefits of POGO Automatic vs. CGM

We believe that the POGO Automatic offers the following advantages over CGM devices:

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Discreet device with no bodily attachments: POGO Automatic users do not experience physical irritation from continuous sensors being worn on the skin and are able to engage in their choice of physical activity.

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Affordable and accessible to patients: POGO Automatic is typically more broadly accessible to patients without a prescription at retail pharmacy, or purchased without a prescription for cash through our online POGO Store.

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Consistent accuracy: POGO Automatic blood glucose testing does not suffer from lead and lag issues, nor contribute to inaccurate measurements at low glucose levels as can happen with interstitial-fluid-based CGM systems.

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On-demand data with less disruptive alerts: Instead of the burdensome alarms that occur with CGM devices, POGO Automatic users can log into Patterns to review their blood glucose levels in a simplified graphic display.

Our Success Factors

We believe the following success factors will enable us to achieve our mission of simplifying diabetes management for patients.

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Large and growing diabetes testing population. In its 2020 National Diabetes Statistics Report, the CDC estimated that 34.2 million people were living with diabetes in the United States in 2018, of which 26.8 million adults had been diagnosed, and that 1.5 million U.S. adults were newly diagnosed with diabetes during the course of the year, representing an annual increase of 5.6% in diagnosed U.S. adults. The CDC further estimated that in 2018 between 90% and 95% of people with diabetes in the United States had the type 2 form of the disease and that an additional 88 million Americans had “prediabetes,” which means a higher than normal blood glucose level. According to the Permanente Journal, 37% of patients diagnosed with prediabetes who fail to make lifestyle changes could develop type 2 diabetes within four years.

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Differentiated ABGM technology with significant advantages over existing glucose monitoring technologies. POGO Automatic was developed to revolutionize a testing process that has seen limited innovation over the last two decades. POGO Automatic integrates test strips, lancets and a lancing device into an automated, self-contained handheld device. By consolidating a traditional 10-15+ step BGM process into a simplified and easy to use, One-Step test, we believe POGO Automatic has significantly improved the user experience and enables patients to easily obtain test results in seconds. POGO Automatic’s innovative self-contained 10-test Cartridge and Monitor alleviate issues with test strip and lancet handling and disposal and allow convenient, discreet testing. We believe the testing advantages of POGO Automatic over traditional BGM will encourage increased patient testing and engagement, leading to better self-care, fewer emergency room visits and in-patient admissions, and ultimately, a lower cost of care. POGO Automatic also has significant advantages over CGM systems, including greater testing accuracy, freedom from uncomfortable attachments that also interfere with lifestyle and on-demand data with fewer disruptive alerts. We believe that POGO Automatic’s cost-effective, efficient and accurate testing solution will lead to significant penetration of the large and growing U.S. diabetes patient population.

•	Complete care circle connectivity through the Patterns app. As part of our comprehensive diabetes management solution, we offer the Patterns app to every POGO Automatic user,

allowing full connectivity to the user’s broader support network including HCPs, caregivers, coaches and employers. The Patterns app offers a native mobile app for Apple iOS and Android and a web portal for HCPs. The POGO Automatic Monitor syncs with the Patterns app to transfer blood glucose testing information, including the blood glucose result, time and day of test result and meal marker information from the Monitor. This information is then synced with a cloud-based database. The Patterns app also syncs with the cloud-based database to automatically download health and activity data such as weight, exercise, sleep and other biometric information from third-party sources, while also including in-app nutrition data. The Patterns app centralizes each patient’s diabetes and other health data and uses a rules engine to provide health observations directly to patients, caregivers and providers, while also providing underlying health data to HCPs for further analysis. The app provides alerts, testing schedule reminders and emergency notifications to promote compliance and provide peace of mind for caregivers and individuals managing their diabetes journeys. The Patterns app offers optional, live, one-on-one professional diabetes coaching provided by a third-party service provider accessible directly through the app for a monthly fee. We believe the Patterns app enhances the user experience and increases patient engagement and testing utilization while also strengthening POGO Automatic account retention.

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Strong consumer and physician preference for POGO Automatic over other solutions. Our market research has shown that POGO Automatic continually elicits strong favorable responses, recommendation and purchase intent from HCPs and patients, if available at a reasonable co-pay or out-of-pocket cost. In a March 2021 study that we commissioned with over 150 endocrinologists, primary care physicians, or PCPs, and Certified Diabetes Care and Education Specialists, or CDCESs, 78% responded that they found POGO Automatic extremely or very unique, while 79% responded that they found POGO Automatic extremely or very relevant to their practice, and 85% would definitely or probably recommend or prescribe POGO Automatic to their patients at a reasonable price or co-pay. A subsequent 2021 study that we commissioned of 200 people with diabetes reached a similar positive conclusion. 87% of those patients surveyed viewed POGO Automatic as much or somewhat better than their current meter while 83% would definitely or probably purchase POGO Automatic if available at a reasonable co-pay or out-of-pocket cost. 83% of people with diabetes surveyed also noted that they would definitely or probably ask their HCP to write a prescription for POGO Automatic while approximately 75% said that the Patterns app makes them more likely to purchase POGO Automatic. We believe these research results reinforce the need for better testing solutions, which POGO Automatic is poised to address in the market.

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Commercial infrastructure with network of prescribing physicians and prescription channel partners. We have assembled a sales force of experienced representatives with in-depth knowledge of our target market in order to build awareness for POGO Automatic and open new commercial accounts across the physician community. We plan for our initial sales force to call on approximately 1,800 of the top endocrinologists and PCPs prescribing diabetes tests which we believe represents over 50% of the U.S. diabetes testing market. We have entered into agreements with two major pharmaceutical wholesale distribution companies, and as part of our expanded launch, our POGO Automatic Monitor and 10-test Cartridges will be available upon request through over 3,600 CVS and Walgreens retail pharmacies, where our customers may fill their prescriptions. Outside of our initial target markets, there are approximately 15,400 CVS and Walgreens pharmacies through which we could sell these products. Through our HCP-Rx sales channel, we plan to make POGO Automatic available through prescription and pharmacy benefit plans, which will be familiar to patients who fill medication and BGM prescriptions. In addition to our HCP-Rx sales channel, patients can purchase a POGO Automatic Monitor and Cartridges directly though the online POGO Store. We have designed our initial physician and pharmacy network to maximize access and convenience for our customers.

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Experienced, proven management team with deep industry experience. Our senior management team includes seasoned, proven individuals with management experience across a broad range of disciplines within the diabetes, medical device, pharmaceutical and consumer electronics spaces. They have a track record of successfully bringing products to market, with significant expertise in development, regulatory approval and commercialization activities, and many have held leadership positions in both public and private companies.

Our Growth Strategies

Our goal is to become the standard of care for the millions of patients who regularly test to determine their blood glucose levels. We are implementing the following strategies to achieve this goal and potentially drive revenues:

•	grow our commercial infrastructure through additional direct sales and marketing team hires and expand our retail pharmacy coverage;

•	continue to improve market access and secure third-party payor coverage and reimbursement for POGO Automatic;

•	drive consumer interest through targeted DTC marketing campaigns;

•	continue to develop and launch innovative, consumer-focused products and apps to become a prominent player in diabetes testing;

•	market POGO 360 to companies seeking to manage the costs of their employees’ healthcare through enhanced diabetes management programs; and

•	access the U.S. Medicare patient population opportunity through our remote patient monitoring strategy.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

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We have a history of net losses, and we may not achieve or maintain profitability in the future. In addition, we may be unable to continue as a going concern. We have only recently begun our expanded commercial launch of POGO Automatic through our multi-channel commercial model and, to date, we have derived only limited revenue from the sale of POGO Automatic through our online POGO Store. We will need to generate significant additional revenue to achieve profitability. It is possible that we will not achieve profitability or that, even if we do achieve profitability, we may not maintain or increase profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

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We operate in a highly competitive industry, and competitive pressures could have a material adverse effect on our business. The worldwide market for diabetes management and glucose monitoring devices is competitive in terms of pricing, product quality, product innovation and time-to-market. We face strong competitors, which have greater resources and stronger financial profiles that may enable them to better exploit changes in our industry on a cost-competitive basis and to be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share.

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There are a variety of glucose monitoring products and technologies, and consumer confusion about product features and technology could lead consumers to purchase competitive products instead of our products, or to conflate any adverse events or safety issues associated with BGMs or CGM products with our products, which could adversely affect our business, financial condition and results of operations. Consumers may not have sufficient information about BGMs generally or how BGM products and technologies compare to each other. This lack of information may result in consumers purchasing BGMs or CGM devices from our competitors instead of POGO Automatic, even if POGO Automatic would provide consumers with their desired product features.

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We currently rely on sales of our POGO Automatic to generate nearly all our revenue. Our core product is POGO Automatic, from which we expect to continue to derive nearly all our revenue. Accordingly, our ability to continue to generate revenue is highly reliant on our ability to market and sell POGO Automatic and to retain consumers who currently use the product. We have not yet established that our multi-channel commercial model will be successful nor that we can execute the transition from a limited DTC model to an expanded commercial launch. We recently launched our HCP-Rx sales channel in 20 territories in August 2021, and our POGO Automatic Monitor and 10-test Cartridges became available upon request at Walgreens through our distribution agreement with AmerisourceBergen. We currently expect POGO Automatic Monitor and 10-test Cartridges to become available upon request at CVS during the fourth quarter 2021 through our distribution agreement with Cardinal Health, subject to the completion and timing, and our compliance with the requirements, of their new supplier and item setup protocols. We cannot control the completion or timing of our distribution partners’ protocols or other internal processes or procedures, and the timing and execution of our expanded launch are dependent on our ability to distribute our products pursuant to our agreements with them.

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Demand for POGO Automatic may not increase as rapidly as we anticipate due to a variety of factors, including competitive pressures. If there is a reduction in consumer demand for BGM and/or CGM products generally, if consumers choose to use a competitive product instead of POGO Automatic, or if the average selling price of POGO Automatic and/or our refill Cartridges declines as a result of economic conditions, competitive pressures or any other reason, these factors could have a material adverse effect on our business, financial condition and results of operations.

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If we cannot innovate at the pace of our BGM and CGM competitors, we may not be able to develop or exploit new technologies in time to remain competitive. A number of companies, medical researchers and pharmaceutical companies are pursuing new delivery devices, delivery technologies, sensing technologies (including non-invasive technologies), procedures, drugs and other therapeutics for the monitoring, treatment and/or prevention of diabetes. For example, “closed-loop” or “hybrid closed-loop” systems that combine CGM and automatic subcutaneous insulin infusion in a manner that delivers appropriate amounts of insulin on a timely basis with reduced user direction could have a material adverse effect on our revenue and future profitability. In addition, the National Institutes of Health and other supporters of diabetes research are continually seeking ways to prevent, cure or improve the treatment of diabetes.

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Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market. Even though we have obtained FDA clearance for POGO Automatic, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration and listing of devices.

•	Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, authorized or commercialized in a timely manner or at all, which could negatively impact our business. If a prolonged government shutdown occurs, or if global health concerns related to COVID-19 continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic. The COVID-19 pandemic has negatively impacted our operations by disrupting our manufacturing processes and the operations of manufacturers, suppliers and other third parties with which we do business and may continue to negatively impact our revenues and overall financial condition by harming the ability or willingness of customers to pay for our products due to macro-economic conditions resulting from the pandemic.

•

Our suppliers are subject to orders from federal or state governments, including pursuant to the Defense Production Act of 1950, or the DPA, for components of our products, which could adversely affect our business, financial condition and results of operations. A proprietary resin used in the manufacture of key components of our Cartridges has been subject to a U.S. government allocation program since October 2020 because this resin is used in the manufacture of COVID-19 related medical supplies. If the government continues to apply the DPA, or any other law or program, to acquire this resin or additional components of our products, our suppliers may continue to be required to prioritize distribution to certain government agencies or other recipients or allocate inventory, supplies or facilities for government or government-directed use.

•

We currently rely on a single manufacturer for the assembly of POGO Automatic Monitors and multiple other third-party suppliers for our Cartridge manufacturing automation line, which suppliers own their respective automation line design drawings. If we encounter manufacturing problems or delays, we may be unable to promptly transition to an alternative manufacturer or third party suppliers and our ability to generate revenue will be limited. We currently rely on a single manufacturer located in Mexico for the manufacturing of all of our Monitors and multiple other third-party suppliers for various parts of our manufacturing automation line. Our manufacturer’s and suppliers’ ability and willingness to meet our demand requirements on a timely basis may be limited for several reasons, including our relative importance as a customer or their ability to provide assembly services to manufacture our products, which may be affected by the COVID-19 pandemic. We have experienced delays in production of parts of our manufacturing automation line at times due to COVID-19 among other reasons.

•

The size and expected growth of our addressable market may be smaller than we estimate. Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions that may not be correct.

•

Our success will depend on our ability to obtain, maintain and protect our intellectual property rights. If we cannot adequately obtain, maintain and enforce our intellectual property rights and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have and our ability to compete, which could harm our business and ability to achieve profitability and/ or cause us to incur significant expenses.

Going Concern

The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2020 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern.

There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or debt financing necessary to support our working capital requirements. In addition, no assurance can be given that additional financing will be available, or if available, will be offered to us on acceptable terms. To the extent that funds generated from cash flow from operations or any private placements, public offerings and/or debt financing are insufficient, we may be forced to cease or curtail our operations, which would cause investors to lose some or all of their investment.

Impact of COVID-19

The COVID-19 pandemic has negatively impacted our operations by disrupting our manufacturing processes and the operations of manufacturers, suppliers and other third parties with which we do business and may continue to negatively impact our revenues and overall financial condition by harming the ability or willingness of customers to pay for our products due to macro-economic conditions resulting from the pandemic. At times governmental orders and restrictions related to COVID-19 and positive COVID-19 test results of our employees have resulted in manufacturing stoppages and slowdowns, delays in obtaining manufacturing equipment and disruption to our HCP-driven sales, among other events that have negatively impacted our operations and those of our third-party suppliers. The COVID-19 pandemic has also resulted in supply chain disruptions, and the lead times for some of our key product components have been significantly extended, resulting in the payment of higher prices to secure supplies from alternate providers and, in some cases, redesign and revalidation of our products in order to use these alternate components, which requires additional testing pursuant to FDA guidelines to ensure that the alternate component is an acceptable substitute. While we believe that no additional FDA approvals or clearances would be necessary in connection with these particular modifications, in the event of other product modifications we may be required to seek additional clearances from the FDA consistent with FDA device modification guidance. We expect that these supply chain constraints will continue and could be exacerbated by the prolonged impact of COVID-19.

For additional discussion of the impact of COVID-19 on our business, see “Risk Factors—Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Corporate Information

We were incorporated under the laws of the State of Delaware on April 24, 2002 as Rosedale Medical, Inc. Our principal executive offices are located at 3500 West Warren Avenue, Fremont, California 94538, and our telephone number is (510) 946-8800. Our corporate website address is www.presspogo.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

We will present in this prospectus only two years of audited financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;

•

We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	We will provide less extensive disclosure about our executive compensation arrangements; and

•	We will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

Accordingly, the information contained herein may be different than the information you receive from our competitors that are public companies or other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of the second fiscal quarter of such year, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of the second fiscal quarter of such year.

THE OFFERING

Common stock offered by us	shares

Underwriters’ option to purchase additional shares	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase up to              additional shares of common stock), based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the manufacture and commercialization of POGO Automatic and our Patterns app and for continued research and product development activities, to repay in full approximately $2.0 million due under our Paycheck Protection Program loan, or the PPP Loan, and to pay a success fee of $2.5 million to Oxford Finance LLC, or Oxford, in accordance with the terms of the Amended and Restated Success Fee Agreement with Oxford, or the Oxford Agreement. The remaining funds will be used for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, service providers or technologies. However, we do not have agreements or commitments for any acquisitions at this time.

See the section titled “Use of Proceeds” for additional information.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed trading symbol	“POGO”

The number of shares of our common stock to be outstanding after this offering reflected in the table above is based on                  shares of common stock outstanding as of June 30, 2021 (after giving effect to the conversion of all of our shares of redeemable convertible preferred stock outstanding as of June 30, 2021 into an aggregate of 731,820,423 shares of our common stock immediately prior to the completion of this offering, and the issuance of additional shares of our common stock pursuant to the net exercise of the Investor Warrants (as defined below) and to the holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock, New Series C-1 redeemable convertible preferred stock and our outstanding convertible promissory notes upon the completion of this offering, as further described below) and excludes the following:

•

453,726 shares of our common stock issuable upon the exercise of warrants that will remain outstanding after the completion of this offering, excluding the 2020 Warrants and the 2021 Warrants (as such terms are defined below), with a weighted-average exercise price of $1.68 per share;

•

             shares of our common stock issuable upon the exercise of warrants issued in October 2020, or the 2020 Warrants, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, with a weighted-average exercise price of $         per share, that will remain outstanding after the completion of this offering;

•

             shares of our common stock issuable upon the exercise of outstanding warrants issued in May 2021, or the 2021 Warrants, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, that will remain outstanding after the completion of this offering;

•	2,263,096 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2021, with a weighted-average exercise price of $1.07 per share;

•

restricted stock unit awards with respect to approximately                  shares of our common stock and/or option awards exercisable for approximately                  shares of our common stock (in each case based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus) that we will grant under our Amended and Restated 2002 Stock Option Plan to our directors and employees (in the case of the restricted stock unit awards, such grants will be effective upon the filing of our registration statement on Form S-8 covering such awards, and in the case of the option awards, upon the pricing of this offering and with an option exercise price equal to the initial public offering price);

•

             shares of our common stock reserved for future issuance under our 2021 Incentive Award Plan, or the 2021 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the 2021 Plan;

•

             shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP; and

•	any shares of our common stock that may become issuable upon the exercise of warrants that we may issue in the future pursuant to our credit agreement.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or

decrease by                  and                  shares, respectively, the aggregate number of shares of common stock issuable upon exercise of the 2020 Warrants and the 2021 Warrants.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

•

the conversion of all the outstanding shares of our redeemable convertible preferred stock into an aggregate of 731,820,423 shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering;

•	a -for- reverse stock split of our common stock effected on , 2021;

•

             shares of our common stock issuable upon the exercise of outstanding warrants, or the Investor Warrants, to be exercised on a net basis contingent upon the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus;

•

             shares of our common stock issuable to the holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock and New Series C-1 redeemable convertible preferred stock upon the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus;

•

             shares of our common stock issuable to the holders of our outstanding convertible promissory notes upon the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	no exercise of the outstanding warrants, except the Investor Warrants described above, or options or settlement of restricted stock units subsequent to June 30, 2021; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease by                  and                  shares, respectively, the aggregate number of shares of common stock issuable upon exercise of the Investor Warrants and to holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock, New Series C-1 redeemable convertible preferred stock and our outstanding convertible promissory notes.

For a price sensitivity analysis of the number of shares of our common stock issuable upon exercise of the 2020 Warrants, the 2021 Warrants and the Investor Warrants and to holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock, New Series C-1 redeemable convertible preferred stock and our outstanding convertible promissory notes at various initial public offering prices, see the section titled “Description of Capital Stock.”

SUMMARY FINANCIAL DATA

The following tables set forth our summary financial data for the periods and as of the dates indicated. The following summary statement of operations and comprehensive loss data for the years ended December 31, 2019 and 2020 have been derived from our audited financial statements appearing elsewhere in this prospectus. The summary statement of operations and comprehensive loss data for the six months ended June 30, 2020 and 2021 and the summary balance sheet data as of June 30, 2021 have been derived from our unaudited interim condensed financial statements appearing elsewhere in this prospectus. The unaudited interim condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected for any future period. You should read the following summary financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020		2020	2021
	(in thousands, except share and per share amounts)
Statements of Operations and Comprehensive Loss Data:
Revenue	$—		$34	$7		$43
Cost of revenue	—		5,640	2,971		4,409

Gross loss	—		(5,606)	(2,964)		(4,366)
Operating expenses:
Research and development	22,989		18,223	8,463		10,282
Sales and marketing	4,344		5,835	2,930		7,000
General and administrative	2,850		3,618	1,815		3,043

Total operating expenses	30,183		27,676	13,208		20,325

Loss from operations	(30,183)		(33,282)	(16,172)		(24,691)
Interest income	114		4	3		8
Interest expense	(2,704)		(6,266)	(3,567)		(856)
Change in fair value of derivatives	(349)		7,153	3,920		(5,635)
Loss on extinguishment of notes payable	—		—	—		(121)
Other expense, net	(39)		(180)	(11)		(195)

Total other income (expense), net	(2,978)		711	345		(6,799)

Net loss and comprehensive loss	$(33,161)		$(32,571)	$(15,827)		$(31,490)

Net loss per share, basic and diluted(1)	$(22.05)		$(0.28)	$(0.33)		$(0.18)

Weighted-average shares used in computing net loss per share, basic and diluted(1)	1,503,782		115,555,954	47,698,885		172,463,955

Unaudited pro forma net loss per share, basic and diluted(2)		$			$

Weighted-average shares used in computing unaudited pro forma net loss per share, basic and diluted(2)

(1)

See Note 9 to our audited financial statements as of December 31, 2020 and for the year ended December 31, 2020 and Note 9 to our unaudited interim condensed financial statements as of June 30, 2021 and for the six months ended June 30, 2021 included elsewhere in this prospectus for an explanation of the method used to compute net loss per share.

(2)

Unaudited basic and diluted pro forma net loss per share were computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of our redeemable convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period presented. The following table summarizes our unaudited pro forma net loss per share for the year ended December 31, 2020 and the six months ended June 30, 2021 (in thousands, except share and per share data):

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
Numerator
Net loss attributable to common stockholders	$	$

Denominator
Weighted-average shares of common stock outstanding, basic and diluted
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock

Weighted-average shares used in computing pro forma net loss per share, basic and diluted

Pro forma net loss per share, basic and diluted	$	$

The table below presents our balance sheet data as of June 30, 2021 on:

•	an actual basis;

•

a pro forma basis, to reflect: (i) the conversion of all of the outstanding shares of our redeemable convertible preferred stock as of June 30, 2021 into an aggregate of 731,820,423 shares of common stock immediately prior to the completion of this offering; (ii) the conversion of all of our outstanding warrants exercisable for redeemable convertible preferred stock as of June 30, 2021 into warrants exercisable for              shares of common stock immediately prior to the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and the related reclassification of the redeemable convertible warrant liability to common stock and additional paid-in capital; (iii) the conversion of all of our outstanding warrants issued in May 2021 into warrants exercisable for              shares of common stock immediately prior to the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus; (iv) the issuance of                     shares of our common stock upon the exercise of the outstanding Investor Warrants, to be exercised on a net basis contingent upon the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus; (v) the issuance of              shares of our common stock issuable to the holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock and New Series C-1 redeemable convertible preferred stock upon the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus; (vi) the issuance of              shares of our common stock issuable to the holders of our outstanding convertible promissory notes upon the

completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus; and (vii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to the sale of             shares of our common stock in this offering at the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the repayment of our $2.0 million PPP loan and the payment of a $2.5 million success fee to Oxford in accordance with the terms of the Oxford Agreement and the resulting settlement of the derivative liability of $2.5 million with a net impact of $2.5 million to accumulated deficit (see Note 3 to our financial statements).

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$43,168	$	$
Working capital(2)	41,909
Total assets	88,399
Notes payable, current and non-current	33,603
Derivative liabilities, current and noncurrent	3,719
Redeemable convertible preferred stock warrant liability	3,125
Redeemable convertible preferred stock	87,020
Accumulated deficit	(283,999)
Total stockholders’ (deficit) equity	(49,292)

(1)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $        million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $        million, assuming the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

We define working capital as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition and results of operations. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Many of the following risks and uncertainties are, and will be, exacerbated by the coronavirus disease, or COVID-19, pandemic and any worsening of the global business and economic environment as a result. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

We have a history of net losses, and we may not achieve or maintain profitability in the future. In addition, we may be unable to continue as a going concern.

We have incurred net losses since inception. We incurred net losses of $33.2 million and $32.6 million for the years ended December 31, 2019 and 2020, respectively, and $15.8 million and $31.5 million for the six months ended June 30, 2020 and 2021, respectively. As a result of our ongoing losses, as of June 30, 2021, we had an accumulated deficit of $284.0 million. Since inception, we have spent significant funds on organizational and start-up activities, to recruit key managers and employees, to develop the POGO Automatic Blood Glucose Monitoring System, or POGO Automatic, and our Patterns app, to develop our manufacturing know-how, on capital expenditures associated with our manufacturing processes and prosecution of our patent and trademarks. The net losses we incur may fluctuate significantly from quarter to quarter and may increase as a result of the COVID-19 pandemic.

Our long-term success is dependent upon our ability to successfully develop, commercialize and market our products, earn revenue, obtain additional capital when needed and, ultimately, to achieve profitable operations. We only recently began our expanded commercial launch of POGO Automatic through our multi-channel commercial model and, to date, we have derived only limited revenue from the sale of POGO Automatic through our online POGO Store. We will need to generate significant additional revenue to achieve profitability. It is possible that we will not achieve profitability or that, even if we do achieve profitability, we may not maintain or increase profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2020 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or debt financing necessary to support our working capital requirements. In addition, no assurance can be given that additional financing will be available, or if available, will be offered to us on acceptable terms. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations and financial condition would be adversely affected, and, if we cannot continue as a viable entity, our stockholders may lose some or all of their investment in us.

We operate in a highly competitive industry, and competitive pressures could have a material adverse effect on our business.

The worldwide market for diabetes management and glucose monitoring devices is competitive in terms of pricing, product quality, product innovation and time-to-market. We face strong competitors, which have greater resources and stronger financial profiles that may enable them to better exploit changes in our industry on a cost-competitive basis and to be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. We compete with traditional BGM manufacturers Ascensia Diabetes Care Holdings AG, Abbott Diabetes Care Inc., LifeScan, Inc., Roche Diabetes Care, Inc. and Trividia Health, Inc.; Continuous Glucose Monitoring, or CGM, manufacturers Medtronic MiniMed, a division of Medtronic public limited company, Dexcom, Inc., Senseonics, Incorporated and Abbott Diabetes Care Inc.; and disease management programs, particularly employer-provided diabetes management programs, including Canary Health, Dario Health, Fitbit, Lark Health, Onduo LLC, One Drop, Vida Health, Virgin Pulse, Virta Health Corp and Welldoc. These companies are at various stages of development and the number of such companies continuously changes as they enter or exit the market on an ongoing basis.

Most of our competitors are large, well-capitalized companies with more resources than we have. These companies may have competitive advantages over us, including:

•	significantly greater name recognition;

•	different and more complete reimbursement profiles;

•	established relations with healthcare professionals, customers and third-party payors;

•	larger and more established distribution networks;

•	greater experience in conducting research and development, clinical trials, manufacturing, marketing and obtaining regulatory approval;

•	established manufacturing, supply and distribution and sales channels; and

•	greater financial and human resources for product development, sales and marketing, and patent litigation.

We may be unable to compete with these or other competitors, and one or more of such competitors may render our technology obsolete or economically unattractive. To the extent we expand internationally, we will face additional competition in geographies outside the United States. If we are unable to compete effectively with existing products or respond effectively to any new products developed by competitors, our business could be materially harmed. Increased competition may result in price reductions, reduced gross margins and loss of market share. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, financial condition and results of operations.

There are a variety of BGM products and technologies, and consumer confusion about product features and technology could lead consumers to purchase competitive products instead of our products, or to conflate any adverse events or safety issues associated with BGMs or CGM products with our products, which could adversely affect our business, financial condition and results of operations.

We believe that many individuals do not have full information regarding the types of BGM products and blood glucose monitoring features and technologies available in the market, in part due to the lack of consumer education regarding traditional BGM. Consumers may not have sufficient information about BGMs generally or how BGM products and technologies compare to each other.

This lack of information may result in consumers purchasing BGMs or CGM devices from our competitors instead of POGO Automatic, even if POGO Automatic would provide consumers with their desired product features. In addition, any adverse events or safety issues relating to competitive BGM or CGM products and related negative publicity, even if such events are not attributable to our products, could result in reduced purchases of BGMs by consumers generally. Any of these occurrences could lead to reduced sales of our products and adversely affect our business, financial condition and results of operations.

We currently rely on sales of our POGO Automatic to generate nearly all our revenue.

Our core product is POGO Automatic, from which we expect to continue to derive nearly all our revenue. Accordingly, our ability to continue to generate revenue is highly reliant on our ability to market and sell POGO Automatic and to retain consumers who currently use the product. To date, we have derived insignificant revenue from our limited commercial launch of the POGO Automatic Monitor, or the Monitor, and the POGO Automatic Cartridges, or the Cartridges, in a few targeted markets, comprised primarily of DTC, sales through our online POGO Store. We recently launched our HCP-Rx sales channel in 20 territories in August 2021, and our POGO Automatic Monitor and 10-test Cartridges became available upon request at Walgreens through our distribution agreement with AmerisourceBergen. We currently expect POGO Automatic Monitor and 10-test Cartridges to become available upon request at CVS during the fourth quarter 2021 through our distribution agreement with Cardinal Health, subject to the completion and timing, and our compliance with the requirements, of their new supplier and item setup protocols. We cannot control the completion or timing of our distribution partners’ protocols or other internal processes or procedures We have not yet established that our multi-channel commercial model will be successful nor that we can execute the transition from a limited DTC model to an expanded commercial launch. Failure to execute on our expanded commercial launch or an inability to establish our multi-channel commercial model will have a significant adverse effect on our business and ability to operate. Furthermore, future sales of POGO Automatic may be negatively impacted by many factors, including:

•

the failure of POGO Automatic to achieve and maintain wide acceptance among key opinion leaders, or KOLs, in the diabetes treatment community, prescribing HCPs, third-party payors and people with diabetes;

•	manufacturing problems or capacity constraints;

•	actual or perceived quality problems;

•	reductions in reimbursement rates or coverage policies relating to POGO Automatic by third-party payors;

•	claims that any portion of POGO Automatic or the Patterns app infringes on intellectual property rights of others;

•	adverse regulatory or legal actions relating to POGO Automatic or the Patterns app;

•

damage, destruction or loss of any of the facilities where our products or components of our products are manufactured or stored or of the equipment therein or failure to successfully open or expand new facilities;

•	reductions or cessations in payment by insurers;

•	attrition rates of consumers who cease using POGO Automatic or the Patterns app;

•	competitive pricing;

•	results of clinical studies relating to POGO Automatic or the Patterns app, or our competitors’ products; and

•	macroeconomic factors, including inflation and rising prices.

If any of these events occurs, our ability to generate revenue could be significantly reduced, which would adversely affect our business, financial condition and results of operations.

Demand for POGO Automatic may not increase as rapidly as we anticipate due to a variety of factors, including competitive pressures.

We expect that revenue from sales of the Cartridges, and to a lesser extent the Monitors, will continue to account for substantially all of our revenue for the foreseeable future. Continued and widespread market acceptance of BGM products by consumers is critical to our future success. Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, inflation, salaries and wage rates, consumer confidence and consumer perception of economic conditions, which have been adversely affected by the COVID-19 pandemic and may continue to be materially adversely affected by the COVID-19 pandemic. If there is a reduction in consumer demand for BGM and/or CGM products generally, if consumers choose to use a competitive product instead of POGO Automatic, or if the average selling price of POGO Automatic and/or our refill Cartridges declines as a result of economic conditions, competitive pressures or any other reason, these factors could have a material adverse effect on our business, financial condition and results of operations. If we are not successful in adapting our production and cost structure to the market environment, we may experience further adverse effects that may be material to our business, financial condition and results of operations.

If we are unable to successfully develop and effectively manage the introduction of new products or inventory, our business may be adversely affected.

We must successfully manage introductions of new or advanced BGM products and associated management services. Introductions of new or advanced BGM products could also adversely impact the sales of POGO Automatic or other existing products to consumers. For instance, the introduction or announcement of new or advanced BGM or CGM products may shorten the life cycle of our existing products or reduce demand, thereby reducing any benefits of successful new product introductions and potentially lead to challenges in managing write-downs or write-offs of inventory of existing products. In addition, any new BGM products may have higher manufacturing costs than legacy products, which could negatively impact our gross margins and operating results. Accordingly, if we fail to effectively manage introductions of new or advanced products, our business may be adversely affected.

We may experience challenges managing the inventory of Monitors and Cartridges, which can lead to excess inventory and discounting of our products, or alternatively insufficient inventory levels. Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs, product expiration and the sale of inventory at discounted prices, which would affect our gross margin and could impair the strength of our brand. Reserves and write-downs for rebates, promotions and excess inventory will be recorded based on our forecast of future demand. Actual future demand could be less than our forecast, which may result in additional reserves and write-downs in the future, or actual demand could be stronger than our forecast, which may result in a reduction to previously recorded reserves and write-downs in the future and increase the volatility of our operating results.

If we cannot innovate at the pace of our BGM and CGM competitors, we may not be able to develop or exploit new technologies in time to remain competitive.

A number of companies, medical researchers and pharmaceutical companies are pursuing new delivery devices, delivery technologies, sensing technologies (including non-invasive technologies), procedures, drugs and other therapeutics for the monitoring, treatment and/or prevention of diabetes. For example, “closed-loop” or “hybrid closed-loop” systems that combine CGM and automatic subcutaneous insulin infusion in a manner that delivers appropriate amounts of insulin on a timely basis with reduced user direction could have a material adverse effect on our revenue and future profitability. In addition, the National Institutes of Health and other supporters of diabetes research are continually seeking ways to prevent, cure or improve the treatment of diabetes. For us to remain competitive, it is essential to develop and bring to market new technologies or to find new applications for existing technologies at an increasing speed. If we are unable to meet customer demands for new technology, or if the technologies we introduce are viewed less favorably than our competitors’ products, our results of operations and future prospects may be negatively affected. To meet our customers’ needs in these areas, we must continuously design new products, update existing products and invest in and develop new technologies. Our operating results depend to a significant extent on our ability to anticipate and adapt to technological changes in the BGM market, maintain innovation, maintain a strong product pipeline and reduce the costs of producing high-quality new and existing BGM products. Any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

We may not receive, or may be delayed in receiving, the necessary clearances, approvals or certifications for our future products or modifications to our current products, and failure to timely obtain necessary clearances, approvals or certifications for our future products or modifications to our current products would adversely affect our ability to grow our business.

Our POGO Automatic medical devices are subject to extensive regulation in the United States, including by the FDA and state agencies. The FDA regulates, among other things, the design, development, research, manufacture, testing, labeling, marketing, promotion, advertising, sale, import and export of devices, such as those we market. To the extent we intend to market and sell our product in the European Union, or EU, our product will also be subject to extensive regulation by EU institutions as well as EU member states’ regulatory authorities and notified bodies. Applicable medical device regulations are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry out or expand our operations.

The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk associated with a device and the level of regulatory control deemed necessary to ensure its safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the FDA’s good manufacturing practices for devices, as reflected in the Quality System Regulation, or QSR, establishment registration and device listing, reporting of adverse events and truthful, non-misleading labeling, advertising and promotional materials. Some Class I devices also require premarket clearance by the FDA through the premarket notification process set forth in Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA.

The FDA has classified blood glucose monitors as Class II.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA, or approval of a premarket approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down classified, or a 510(k) exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device. Similar requirements may apply in foreign jurisdictions in which we intend to market our product or any future products.

We have obtained clearance through the 510(k) clearance process to commercialize POGO Automatic in the United States. Our Patterns app is subject to the FDA’s enforcement discretion, which means that the FDA does not enforce its requirements applicable to medical devices. Any modification to a 510(k)-cleared product that has not been previously cleared may require us to conduct a new clinical trial, submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary, or whether our Patterns app is subject to enforcement discretion. We have made modifications to 510(k)-cleared products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals were unnecessary, or for our Patterns app, we may be required to cease marketing or to recall the associated product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The FDA or other applicable foreign regulatory body or notified body can delay, limit or deny clearance, approval or certification of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA, the applicable foreign regulatory body or notified body that our products are safe or effective for their intended uses;

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the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our preclinical studies and clinical trials may be insufficient to support clearance, approval or certification, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

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the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance, approval or certification.

The clinical trial process is lengthy and expensive with uncertain outcomes. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.

Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. The long-term effects of using our products in a large number of patients have not been studied and the results of short-term clinical use of such products do not necessarily predict long-term clinical benefits or reveal long-term adverse effects.

The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Regulatory authorities may disagree with our interpretation of data and results from our clinical trials, and favorable results do not ensure that we will achieve similar results in future clinical trials. Preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Failure can occur at any stage of clinical testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and nonclinical testing in addition to those we have planned. In addition, it is possible that FDA will impose, as a condition of marketing authorization for future products, requirements that we conduct post-market surveillance studies or clinical studies as a condition of clearance or approval, which may reduce or delay our ability to obtain profitability with such products.

The initiation and completion of any clinical studies may be prevented, delayed or halted for numerous reasons. We may experience delays in our ongoing clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

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we may be required to submit an investigational device exemption application, or IDE, to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE and notify us that we may not begin clinical trials;

•	regulators may disagree as to the design or implementation of our clinical trials;

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regulators and/or institutional review boards, or IRBs, or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

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we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of subjects required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available subjects for any given clinical trial, or subjects may drop out of these clinical trials at a higher rate than we anticipate;

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our third-party contractors, including those manufacturing products or conducting clinical trials or preclinical studies on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical trials for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

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we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB and/or regulatory authorities for re-examination;

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regulators, IRBs or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than we anticipate;

•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

•	we may be unable to recruit a sufficient number of clinical trial sites or study participants;

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regulators, IRBs or other reviewing bodies may find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•	approval policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and

•	our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Patient enrollment in clinical trials and completion of patient follow up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post treatment procedures or follow up to assess the safety and efficacy of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor’s product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under applicable current good manufacturing practice, or cGMP, requirements and other regulations. Furthermore, we rely on CROs, investigators and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. Investigators may also be subject to disqualification, which may impact their ability to participate in clinical studies. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Even if our future products are cleared or approved in the United States, commercialization of our products in foreign countries would require clearance or approval by regulatory authorities in those countries. Clearance or approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

The safety and efficacy of some of our products is not yet supported by long-term clinical data, which could limit sales, and our products might therefore prove to be less safe or effective than initially thought.

The products that we market in the United States are regulated as medical devices by the FDA and have received premarket clearance under Section 510(k) of the FDCA or are otherwise subject to enforcement discretion and do not require affirmative marketing authorization from the FDA. In the 510(k) clearance process, before a device may be marketed the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (preamendments device), a device that was originally on the U.S. market pursuant to an approved PMA application and later down-classified, or a 510(k)-exempt device. The 510(k) process is typically shorter and generally requires the submission of less supporting documentation than the FDA’s PMA process and does not always require long-term clinical studies.

Given the foregoing regulatory environment in which we operate, we lack the breadth of published long-term clinical data supporting the safety and efficacy of POGO Automatic and the benefits it offers that might have been generated in connection with other marketing authorization pathways. For these reasons, clinicians may be slow to adopt our products, we may not have comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our product does not improve patient outcomes. Such results would slow the adoption of our product by physicians, would significantly reduce our ability to achieve expected sales and could prevent us from achieving and maintaining profitability.

In addition, because POGO Automatic and Patterns have only been on the market since 2020, we have limited complaints or patient success rate data with respect to using these products. If future patient studies or clinical testing do not support our belief that our products offer a more advantageous blood glucose monitoring, market acceptance of our products could fail to increase or could decrease, and our business could be harmed. Moreover, if future results and experience indicate that our product has potentially recurring malfunctions or causes unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory or voluntary product recalls, suspension or withdrawal of FDA clearance, significant legal liability or harm to our business reputation and financial results.

If we choose to, or are required to, conduct additional clinical studies and the outcome of such studies are not positive, this could reduce the rate of coverage and reimbursement by both public and private third-party payors for POGO Automatic. This may slow the market adoption of our product by physicians, significantly reduce our ability to achieve expected revenues and prevent us from becoming profitable.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Even though we have obtained FDA clearance for POGO Automatic, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration and listing of devices. For example, we must submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA and state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recalls, termination of distribution, administrative detention or seizure of our products;

•	customer notifications or repair, replacement or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

•	delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations of new products, new intended uses or modifications to existing products;

•	withdrawals or suspensions of our current 510(k) clearances, resulting in prohibitions on sales of our products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain our clearances of our current products. For example, over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list of device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, FDA requirements related to digital health have evolved over time as the FDA has gained additional experience with these products and responded to changes in legislation. In 2016, the 21st Century Cures Act amended the FDCA and removed certain software functions from the definition of “device.” As a result, the FDA modified its approach to regulating these products. The FDA has also initiated a pilot project to evaluate and advance a potential “pre-certification” pathway for certain software functions. The FDA’s approach to digital health continues to evolve, and it is expected that the FDA will continue to issue new guidance in this area. Any new statutes, regulations or revisions or reinterpretations of existing regulations, including those in the digital health area, may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal or regulatory interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; compliance with additional requirements; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing clearances that we may have obtained and we may not achieve or sustain profitability.

Our products must be manufactured in accordance with federal and state regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. In some cases, FDA also recognizes audit results from certain third-party auditing organizations. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We or our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability or malpractice suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our currently marketed products have been cleared by the FDA for specific indications. For example, our POGO Automatic has been cleared for the quantitative measurement of glucose (sugar) in fresh capillary whole blood samples drawn from the fingertips in adults and adolescents (ages 13 and up), and is intended to be used by a single person at home as an aid to monitor the effectiveness of diabetes control, and it is not to be shared nor used for the diagnosis of or screening of diabetes or for neonatal use. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA cleared indications for use, known as “off-label uses.” We cannot, however, prevent the use of our devices off-label. There may be increased risk of injury to patients if they attempt to, or their physicians recommend they, use our devices off-label. Furthermore, the use of our devices for indications other than those cleared by the FDA or any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

In addition, patients may misuse our products or use improper techniques, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation. Product liability and malpractice claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, authorized or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, foreign regulatory authorities and notified bodies to review and issue marketing authorizations or certifications to new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies and bodies may also slow the time necessary for new devices or modifications to existing devices to be reviewed and/or authorized or certified by necessary government agencies or notified bodies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites. According to the guidance, the FDA intends to request such remote interactive evaluations in situations where an in-person inspection would not be prioritized, deemed mission-critical, or where direct inspection is otherwise limited by travel restrictions, but where the FDA determines that remote evaluation would still be appropriate. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

For instance, in the EU, notified bodies must be officially designated to certify products and services in accordance with Regulation (EU) 2017/746 of the European Parliament and of the Council on in vitro diagnostic medical devices and repealing Directive 98/79/EC and Commission Decision 2010/227/EU, or the IVDR. Only a few notified bodies have been designated so far, and the COVID-19 pandemic has significantly slowed down their designation process. Without IVDR designation, notified bodies may not yet start certifying devices in accordance with the new Regulation. Because only a few notified bodies have been IVDR-designated, they are facing a heavy workload and their review times have lengthened. This situation could impact the way we intend to grow business in the EU.

Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic.

We are subject to risks related to public health crises such as the COVID-19 pandemic. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a national emergency with respect to the COVID-19 pandemic. The COVID-19 pandemic has negatively impacted our operations by disrupting our manufacturing processes and the operations of manufacturers, suppliers and other third parties with which we do business and may continue to negatively impact our revenues and overall financial condition by harming the ability or willingness of customers to pay for our products due to macro-economic conditions resulting from the pandemic. These challenges will likely continue for the duration of the pandemic, which is uncertain, and the macro-economic effects of the pandemic will likely continue far beyond the duration of the pandemic.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel and business operations, which orders and restrictions have varied over time and by county depending on the prevalence of COVID-19. Because we have been able to operate under exceptions for necessary activities, our headquarters have generally remained open, but at times such orders or restrictions and positive COVID-19 test results of our employees have resulted in manufacturing stoppages and slowdowns, delays in obtaining manufacturing equipment, travel restrictions and HCP office closures, among other events that have negatively impacted our operations and those of HCPs and our third-party suppliers. For example, during 2020, we experienced significant delays in the installation of our manufacturing equipment and additional expense due to restrictions that limited the ability of one of our automation suppliers to travel from outside of the United States to assist with the installation of manufacturing equipment at our Fremont, California facility. In-person access to HCPs by our sales team and patients has been limited due to HCP office closures during the COVID-19 pandemic. Additionally, we have not been able to travel to our monitor contract manufacturer site in Mexico, to our product component suppliers’ facilities, or to our automation suppliers’ facilities due to COVID-19. Other potential disruptions may include delays in processing registrations or approvals by applicable state or federal regulatory bodies; delays in product, research and clinical development efforts; global supply chain disruptions; and additional government requirements or other incremental mitigation efforts that may further impact our capacity to manufacture, sell and support the use of POGO Automatic and the Patterns app. In addition, even as “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19 are lifted, we may continue to experience disruptions to our business.

We are also dependent upon our third-party suppliers for many of our product components, and the COVID-19 pandemic has impacted the operations of our suppliers, which has at times prevented them from delivering products to us and supporting our requirements on a timely basis. For example, the COVID-19 pandemic has resulted in ongoing worldwide supply chain disruptions in numerous circuit board components used in the manufacture of our Monitors. The lead times for some of these key components have been significantly extended, resulting in the payment of higher prices to secure supplies from alternate providers and, in some cases, redesign and revalidation of our products in order to use these alternate components, which requires additional testing to ensure that the alternate component is an acceptable substitute. We expect that these supply chain constraints will continue and could be exacerbated by the prolonged impact of COVID-19. In addition, a proprietary resin used in the manufacture of key components of our Cartridges has been subject to a U.S. government allocation program since October 2020 because this resin is used in the manufacture of COVID-19 related medical supplies, and continuation of this allocation program may limit the ability of our third-party manufacturer to produce Cartridge components in the quantities we require to meet product demand. See also the risk factor below titled “Our suppliers are subject to orders from federal or state governments, including pursuant to the Defense Production Act of 1950, for components of our products, which could adversely affect our business, financial condition and results of operations.” If we continue to experience these or similar supply challenges in the future, it could have a negative impact on product sales and harm our reputation.

While the potential economic impact brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity, including our ability to repay our existing indebtedness. In addition, a recession or market correction could materially affect our business and the value of our common stock. The COVID-19 pandemic has also resulted in significant unemployment in the United States which may continue even after the pandemic subsides. These events may continue to lead to reduced disposable income and access to health insurance which could adversely affect the number of our products sold after the pandemic has subsided.

Our suppliers are subject to orders from federal or state governments, including pursuant to the Defense Production Act of 1950, for components of our products, which could adversely affect our business, financial condition and results of operations.

The Defense Production Act of 1950, as amended, or the DPA, is a federal statute that confers upon the President of the United States a broad set of authorities to influence domestic industry in the interest of national defense. “National defense” can include emergency and disaster response, and since the start of the current COVID-19 crisis, this authority has been used multiple times to address the public health crisis. Through the DPA, the executive branch has struck agreements with multiple companies to accelerate COVID-19 countermeasures, like N95 protective masks, testing swabs and vaccine development, and corresponding components, ingredients and supplies to support the response to the public health crisis. For example, a proprietary resin used in the manufacture of key components of our Cartridges has been subject to a U.S. government allocation program since October 2020 because this resin is used in the manufacture of COVID-19 related medical supplies. If the government continues to apply the DPA, or any other law or program, to acquire this resin or additional components of our products, our suppliers may continue to be required to prioritize distribution to certain government agencies or other recipients or allocate inventory, supplies or facilities for government or government-directed use. Our suppliers’ compliance with the DPA could potentially cause business disruption, interfere with our commercial sales and marketing efforts, and depending on the demand, could even prevent or delay our ability to sell our products commercially, or may have other implications that significantly affect our commercialization and development efforts and general ability to conduct our business operations as planned. In addition, the government’s requirements may adversely affect our regular operations and financial results, result in differential treatment of consumers and/or adversely affects our reputation and healthcare professional and patient relationships.

We currently rely on a single manufacturer for the assembly of POGO Automatic Monitors and multiple other third-party suppliers for our Cartridge manufacturing automation line, which suppliers own their respective automation line design drawings. If we encounter manufacturing problems or delays, we may be unable to promptly transition to an alternative manufacturer or third-party suppliers and our ability to generate revenue will be limited.

We currently rely on a single manufacturer located in Mexico, ECMMS Precision Singapore Pte. Ltd., or Foxconn, for the manufacturing of all of our Monitors and multiple other third-party suppliers for various parts of our manufacturing automation line. Our Cartridges are manufactured at our U.S. manufacturing facility located at our headquarters in Fremont, California. For us to be successful, our contract manufacturer and other suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While our existing manufacturer and suppliers have generally met our demand requirements on a timely basis in the past, their ability and willingness to continue to do so going forward may be limited for several reasons, including our relative importance as a customer of the manufacturer or their ability to provide assembly services to manufacture our products, which may be affected by the COVID-19 pandemic. We have experienced delays in production of parts of our manufacturing automation line at times due to COVID-19 among other reasons. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these manufactured products and automation line components if we cannot obtain acceptable substitutes.

The third-party suppliers who provide components of our automation line own the associated design drawings. Any transition to a new contract manufacturer or supplier, or any transition of products or automation line components among existing manufacturers and suppliers, could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products, would require additional time to develop new automation line designs, and/or could require that we modify the design of our products. If we are required to change our contract manufacturers or suppliers, we will be required to verify that the new manufacturer or supplier maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. We cannot assure you that we will be able to identify and engage alternative contract manufacturers or suppliers on similar terms or without delay. Furthermore, our contract manufacturers and suppliers could require us to move to a different contract manufacturer or supplier. For example, Foxconn may terminate the agreement if we materially breach the agreement and fail to cure such breach within certain period of time, are declared bankrupt or are subject to voluntary or involuntary bankruptcy procedures, are acquired by one of Foxconn’s direct competitors or are unable to remedy delays caused by force majeure conditions within a certain period of time. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely and cost-effective manner, which could have a material adverse effect on our business, financial condition and results of operations.

The manufacture of our products is complex and requires the integration of a number of components from several sources of supply. We and our contract manufacturer must manufacture and assemble these complex products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We have also experienced manufacturing issues from time to time resulting in the production of Monitors, Cartridges and component parts that do not comply with our product specifications or quality requirements and therefore must be discarded or remade. Our Monitors and Cartridges require significant expertise to manufacture, and we and our contract manufacturer may encounter difficulties in scaling up production of the Monitors and Cartridges, including problems with qualification and validation, quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel, the long lead time required to develop additional facilities for purposes of manufacturing and testing our products and/or difficulties associated with compliance with local, state, federal and foreign regulatory requirements. There can be no assurance that manufacturing or quality control problems will not arise in connection with the scale-up of the manufacture of our products. If we are unable to obtain a sufficient supply of product, maintain control over product quality and cost or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand, and our business and reputation in the marketplace will suffer. Conversely, if demand for our products decreases, we may have excess inventory and inventory that may expire, which could result in inventory write-offs that would have a material adverse effect on our business, financial condition and results of operations. We may also encounter defects in materials and/or workmanship, which could lead to a failure to adhere to regulatory requirements. Any defects could delay operations at our contract manufacturers’ facilities, lead to regulatory fines or halt or discontinue manufacturing indefinitely. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

We rely on the timely supply of components and parts and could suffer if suppliers fail to meet their delivery obligations, raise prices or cease to supply us with components or parts.

We rely on numerous critical suppliers for most of the key components that are used in the manufacturing of our products. This reliance on third parties adds additional risks to the manufacturing process that are beyond our control. For example, the occurrence of epidemics or pandemics, such as the COVID-19 pandemic, may cause one or more of our suppliers to close or reduce the scope of their operations either temporarily or permanently. In addition, many of these suppliers also provide components and products to our competitors. The medical device industry’s reliance on a limited number of key components and product suppliers subjects us to the risk that in the event of an increase in demand, our suppliers may fail to provide supplies to us in a timely manner while they continue to supply our competitors, many of which have greater purchasing power than us, or seek to supply components to us at a higher cost. The failure of our suppliers to deliver components or products in a timely fashion could have disruptive effects on our ability to produce our products in a timely manner, or we may be required to find new suppliers at an increased cost. Furthermore, we do not have long-term commitment contracts with most of our suppliers, but rather enter into purchase orders. While we have entered into a supply agreement with Foxconn, the third-party manufacturer of our Monitors, we must place individual purchase orders under the agreement, and the initial term of the agreement expires in January 2023, subject to Foxconn’s ability to terminate the agreement earlier if we materially breach the agreement or for other reasons. We can make no assurance that we will be able to maintain such supply arrangements. If we are unable to maintain supply arrangements, our access to key components could be reduced, which could harm our business. Additionally, our reputation and the quality of our products are in part dependent on the quality of the components that we source from third-party suppliers. If we are unable to control the quality of the components supplied to us or to address known quality problems in a timely manner, our reputation in the market may be damaged and sales of our products may suffer. As a result, we may experience a material adverse effect on our business, financial condition and results of operations.

Many components needed to manufacture our Monitors and Cartridges are only available from a limited number of suppliers.

Because many of our components are highly customized, there is a risk that these components may not be readily substituted by similar products of other suppliers or that any substitution may take a lengthy period of time to implement. Even if we do identify new suppliers, we may experience increased costs and product shortages as we transition to alternative suppliers. If any of these limited suppliers cease to supply us with their products, or any of the foregoing events occurs, we could experience a material adverse effect on our business, financial condition and results of operations.

If the quality of our POGO Automatic and Patterns app does not meet consumer expectations, or if our products wear out more quickly than expected, then our brand and reputation or our business and regulatory clearances could be adversely affected.

Our products may not perform as well in day-to-day use as we or our customers expect. POGO Automatic is designed to work in combination with the Patterns app to provide comprehensive diabetes management services, and it may not meet consumer expectations or perform as expected in the event of disruptions in internet access or other information technology system disruptions. In addition, consumers may experience difficulties in using POGO Automatic and the Patterns app, whether as a result of user error or product performance issues.

Certain components of our Monitors may offer reduced performance over time. For example, although we designed the Monitor to last for up to three years with refill Cartridge purchases, some of the technology used in our Monitors has a limited lifespan, and it is possible that our products may wear out sooner than expected and that reliability and accuracy performance may degrade over time. If the performance, quality, longevity and durability of our products does not meet the expectations of customers, then our brand and reputation and our business, financial condition and results of operations and regulatory clearances could be adversely affected.

Our ability to grow our revenue will depend in part on our ability to attract and retain a high percentage of customers.

A key to driving our revenue growth is dependent on our ability to attract customers and retain a high percentage of those customers. Current uncertainty in global economic conditions, competition, higher levels of unemployment, changes in insurance reimbursement levels and negative financial news may negatively affect product demand. If demand for our products fluctuates as a result of economic conditions or otherwise, our ability to attract and retain customers could be harmed. While we have developed retention programs aimed at both healthcare professionals and consumers, including a sales force focused on developing physician relationships, our customer support system and the Patterns app, we cannot assure you that these programs will be effective drivers of customer retention. The failure to attract customers and retain a high percentage of those customers could negatively impact our revenue growth and may have a material adverse effect on our business, financial condition and results of operations.

Customer or third-party complaints or negative reviews or publicity about our company or POGO Automatic could harm our reputation and brand.

We expect to rely on customers who use POGO Automatic to provide good reviews and word-of-mouth recommendations to contribute to our future growth. Customers who are dissatisfied with their experiences with our products or services may post negative reviews. We may also be the subject of blog, forum or other media postings that include inaccurate statements and create negative publicity. In addition, traditional BGM supply chain participants may express and publish negative views regarding our online POGO Store and products. Any negative reviews or publicity, whether real or perceived, disseminated by word-of-mouth, by the general media, by electronic or social networking means or by other methods, could harm our reputation and brand and could severely diminish consumer confidence in our products.

If we do not effectively manage our future growth, our business resources may become strained and we may not be able to deliver POGO Automatic in a timely manner, which could harm our results of operations.

As we continue to expand our sales program, we expect to continue to increase our manufacturing capacity, our personnel and the scope of our sales and marketing efforts. This growth, as well as any other growth that we may experience in the future, will provide challenges to our organization and may strain our management and operations resources. In order to manage future growth, we will be required to improve existing, and implement new, sales and marketing efforts and distribution channels. The form and function of our enterprise information technology systems will need to change and be improved upon as our business needs change. We will need to manage our supply chain effectively, including the continued development of our manufacturing and our relationships with our contract manufacturers and other suppliers. We may also need to partner with additional third-party suppliers to manufacture certain components of our Monitors and Cartridges and install additional manufacturing lines. A transition to new suppliers may result in additional costs or delays. We may misjudge the amount of time or resources that will be required to effectively manage any anticipated or unanticipated growth in our business or we may not be able to manufacture sufficient inventory, or attract, hire and retain sufficient personnel to meet our needs. If we cannot scale our business appropriately, maintain control over expenses or otherwise adapt to anticipated and unanticipated growth, our business resources may become strained, we may not be able to deliver our Monitors and Cartridges in a timely manner and our results of operations may be adversely affected.

The size and expected growth of our addressable market has not been established with precision, and may be smaller than we estimate.

Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions, including the prevalence of diabetes across income levels and demographic profiles. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. In addition, the statements in this prospectus relating to, among other things, the expected growth in the market for BGM products, are based on a number of internal and third-party estimates and assumptions and may prove to be inaccurate. For example, although we expect that the prevalence of diabetes will increase in the general population, demographic trends could shift and the prevalence of diabetes could decrease. Furthermore, even if the prevalence of diabetes increases as we expect, technological or medical advances could provide alternatives to address diabetes and reduce demand for automatic blood glucose monitoring, or ABGM, such as POGO Automatic. As a result, our estimates of the addressable market for our current or future products may prove to be incorrect.

Another key element of our business strategy is utilizing market research to understand what people with diabetes are seeking to improve in their diabetes management. This strategy underlies our entire product design, marketing and customer support approach and is the basis on which we developed our current products and are pursuing the development of new products. However, our market research is based on interviews, focus groups and online surveys involving people with diabetes, their caregivers and healthcare providers, which represent only a small percentage of the overall diabetes market. As a result, the responses we receive may not be reflective of the broader market and may not provide us accurate insight into the desires of people with diabetes. In addition, understanding the meaning and significance of such market research responses necessarily requires that analysis be conducted and conclusions be drawn. We may not be able to perform an analysis that yields meaningful results, or the conclusions we draw from the analysis could be misleading or incorrect. Moreover, even if our market research has allowed us to better understand the features and functionality consumers are seeking in a glucose monitor to improve management of their diabetes, there can be no assurance that consumers will actually purchase our products or that our competitors will not develop products with similar features.

If the actual number of consumers who would benefit from our products, the price at which we can sell future products or the addressable market for our products is smaller than we estimate, it could have a material adverse effect on our business, financial condition and results of operations.

Our ability to achieve profitability will depend, in part, on our ability to reduce the per-unit cost of our products while also increasing production volume.

We believe our ability to reduce the per-unit cost of our Monitors and Cartridges will have a significant impact on our ability to achieve profitability. Our cost of revenue includes raw materials, labor costs, manufacturing expenses, write downs for anticipated scrap and inventory obsolescence as well as amounts paid for our products to the contract manufacturing organization, or CMO, and costs associated with our Patterns app. It also includes direct manufacturing labor costs and allocated overhead expenses. Overhead expenses subject to allocation include quality assurance, engineering, material procurement, chemistry, inventory control, facilities, equipment and operations supervision and management. Future versions of our Monitors and Cartridges may not incur warranty costs in a manner similar to previously released Monitors and Cartridges.

In response to the COVID-19 pandemic, we have taken steps to prioritize the health and safety of our employees. For example, we have implemented preventative safety measures for our employees involved in manufacturing operations as well as for any field-based employees. For employees in other functions, we have adopted measures designed to help employees remain effective in a work-from-home environment. Each of these measures has resulted in unanticipated expenses that will negatively impact our gross margin and may adversely impact our ability to achieve profitability. We may also incur additional incremental expenses to help us support our ongoing operations throughout the duration of the COVID-19 pandemic.

If we are unable to increase our production volumes while sustaining or reducing our overall cost of manufacturing and sales, it will be difficult to reduce our per-unit costs and our ability to achieve profitability will be constrained.

In addition, the per-unit cost of the Monitors and Cartridges are significantly impacted by our overall production volumes, and any factors that prevent our products from achieving market acceptance, cause our production volumes to decline, alter our product mix, result in our sales growing at a slower rate than we expect, or result in the closure of our manufacturing facilities, would significantly impact our expected per unit costs, which would adversely impact our gross margins. Further, we may not achieve anticipated improvements in manufacturing efficiency as we undertake actions to expand our manufacturing capacity. If we are unable to effectively manage our overall costs while increasing our production volumes and lowering our per-unit costs, we may not be able to achieve or sustain profitability, which would have an adverse impact on our business, financial condition and operating results.

Failure to secure or retain adequate coverage or reimbursement for our products by third-party payors could adversely affect our business, financial condition and results of operations.

Our products are primarily purchased on a cash-pay basis, and we are currently in the process of establishing coverage and reimbursement for POGO Automatic with certain commercial third-party payors. While we anticipate entering into contracts with third-party payors, we cannot assure you that our efforts will be successful. Coverage decisions and rates of reimbursement increasingly require clinical evidence showing an improvement in user outcomes. Generating this clinical evidence requires substantial time and investment, and there is no guarantee of a desired outcome.

The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for establishing the reimbursement rate that such a payor will pay for the product. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide such coverage. Third-party coverage and reimbursement may never become available to us at sufficient levels, or at all.

While we believe POGO Automatic and our Patterns app provide a superior alternative to existing BGM technologies, there can be no assurance that third-party payors will decide to cover and reimburse our products at the levels necessary to encourage adoption. Furthermore, while the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, and a limited number of commercial payors have advanced policies to reimburse physicians and other healthcare providers for use of digital health technology to monitor patient data remotely and inform patient treatment, the applicable requirements and guidance around these reimbursement policies are novel and subject to interpretation and change. CMS updates the Medicare reimbursement rates for medical services on an annual basis, and CMS may decide to revise the methodologies used to determine the reimbursement amounts or coverage requirements associated with a given service or class of services, including telehealth and remote patient monitoring, based on trends in utilization or other policy decisions that can be difficult to predict with certainty. To the extent healthcare providers seek to use our technology to monitor patient data, we cannot ensure such services will qualify for coverage, that such providers will receive adequate reimbursement to cover the costs of using our products and services, or that availability of such coverage and reimbursement will lead to adoption of our products among patients and providers sufficient to enable us to generate significant revenue from our commercial relationships. With the potential for increased utilization of telehealth and remote patient monitoring as the result of the COVID-19 pandemic, federal and state regulators, including the Department of Justice, or DOJ, and Department of Health and Human Services Office of Inspector General, or HHS-OIG, have also indicated there will be greater scrutiny of billing compliance and related fraud and abuse considerations with respect to these services, and concerted enforcement action could affect market perception and demand for digital health technologies like ours. HHS-OIG has added to its annual workplan an audit of Medicare Part B services, specifically referencing remote patient monitoring as an area of focus. See “Risk Factors—We are subject to certain federal, state and foreign fraud and abuse and transparency laws that could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.” Any failure of our products to satisfy demand or to achieve meaningful market acceptance and penetration will harm our future prospects and could have a material adverse effect on our business, financial condition and results of operations.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. We may not obtain international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals could negatively impact market acceptance of our products in the international markets in which those approvals are sought.

If our products do not gain market acceptance among patients, physicians and the medical community, we will be unable to generate significant revenue.

POGO Automatic and the Patterns app may not achieve market acceptance among patients, physician, third-party payors or others in the medical community. Patients and providers may not adopt our products unless they are able to determine, based on experience, clinical data, medical society recommendations and other factors, that our products are safe, effective and provide an attractive alternative to other BGM products. Even if we are able to raise awareness among patients and providers, they may be slow to change their practices and may be hesitant to select our products for a variety of reasons, including:

•	Lack of experience with our products and concerns that we are relatively new to market;

•	Lack, or perceived lack, of sufficient clinical evidence, including long-term data, supporting clinical benefits or the cost-effectiveness of our products over existing technologies;

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The failure of key opinion leaders to provide recommendations regarding our products, or to assure patients, physicians and healthcare payors of the benefits of our products as an attractive alternative to other options;

•	Perceptions that our products are unproven;

•	Long-standing relationships with companies, distributors and salespeople that sell competing products;

•	Lack of availability of adequate third-party payor coverage or reimbursement;

•	Uncertainty as to which billing codes, if any, accurately describe or may be used with our products or services provided using our products; and

•	Competitive response and negative selling efforts from providers of competing products.

We spend significant amounts on advertising and other marketing campaigns to acquire new customers, which may not be successful or cost effective.

We market POGO Automatic through a mix of digital and traditional marketing channels. These include paid advertising, websites, promotional pieces, speaker bureaus with KOLs, engagement emails, webinars and local speaker programs, targeted digital media activities and influencer campaigns. We expect our marketing expenses to increase in the future as we continue to spend significant amounts to acquire new customers and increase awareness of our products among healthcare professionals and patients. While we seek to structure our marketing campaigns in the manner that we believe is most likely to encourage consumers to use our products, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend as we scale our investments in marketing, accurately predict customer acquisition or fully understand or estimate the conditions and behaviors that drive consumer behavior. If any of our marketing campaigns prove less successful than anticipated in attracting new customers, we may not be able to recover our marketing spend, and our rate of customer acquisition may fail to meet market expectations, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we believe that building a strong brand and developing and achieving broad awareness of our brand is critical to achieving market success. If any of our brand-building activities prove less successful than anticipated in attracting new customers, we may not be able to recover our brand-building spend, and our rate of customer acquisition may fail to meet market expectations, either of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products or marketing or advertising efforts.

In connection with the marketing or advertisement of our products, we could be the target of claims relating to false, misleading, deceptive or otherwise noncompliant advertising, marketing or labeling practices, including under the auspices of the Federal Trade Commission, state consumer protection statutes and the FDA. We use third parties to provide marketing and advertising of our products, and we could be liable for, or face reputational harm as a result of, their marketing practices if, for example, they fail to comply with applicable statutory and regulatory requirements.

If we are found to have breached any consumer protection, advertising, unfair competition or other laws or regulations, we may be subject to enforcement actions that require us to change our marketing and business practices in a manner which may negatively impact us. This could also result in litigation, fines, penalties and adverse publicity that could cause reputational harm and loss of customer trust, which could have a material adverse effect on our business, financial condition and results of operations.

Expanding into international markets is important for our long-term growth, and if we expand internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

Expanding our business to attract clients and members in countries other than the United States is an element of our long-term business strategy. An important part of targeting international markets is increasing our brand awareness and establishing relationships with partners internationally. Doing business internationally involves a number of risks, including:

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multiple, conflicting and changing laws and regulations such as tax laws, privacy and data protection laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

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obtaining regulatory approvals, clearances or certifications where required for the sale of our products and services in various countries, including obtaining additional clinical performance data where necessary;

•	requirements to maintain data and the processing of that data on servers located within the United States or in such countries;

•	protecting and enforcing our intellectual property rights;

•	complexities associated with managing multiple payor reimbursement regimes and government payors;

•	logistics and regulations associated with shipping POGO Automatic;

•	competition from companies with significant market share in our market and with a better understanding of user preferences;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the effect of local and regional financial pressures on demand and payment for our products and services and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, boycotts, curtailment of trade and other market restrictions; and

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regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the U.S. Foreign Corrupt Practices Act, or the FCPA, and comparable laws and regulations in other countries.

Our ability to continue to expand our business and to attract talented employees, clients and members in various international markets will require considerable management attention and resources and is subject to the particular challenges of supporting a growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute resolution systems, regulatory systems and commercial infrastructures. Entering new international markets will be expensive, our ability to successfully gain market acceptance in any particular market is uncertain and the distraction of our senior management team could harm our business, financial condition and results of operations.

Any future international expansion will subject us to additional costs and risks that may have a material adverse effect on our business, financial condition and results of operations.

All of our sales have been to customers in the United States. To the extent we enter into international markets in the future, there are significant costs and risks inherent in conducting business in international markets. If we expand, or attempt to expand, into foreign markets, we will be subject to new business risks, in addition to regulatory risks. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, finance and legal teams, research and marketing teams and general managerial resources.

We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our products by consumers in these international markets. If we are unable to expand internationally and manage the complexity of international operations successfully, it could have a material adverse effect on our business, financial condition and results of operations. If our efforts to introduce our products into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

If we do not obtain and maintain international regulatory registrations, clearances, approvals or certifications for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain clearance, approval or certification by a specified regulatory body or notified body. Complying with foreign regulatory requirements, including obtaining registrations, clearances, approvals or certifications, can be expensive and time consuming, and we may not receive regulatory clearances, approvals or certifications in each country or region in which we plan to market our products or we may be unable to do so on a timely basis.

For instance, to the extent we intend to sell our product in member states of the EU, our product must comply with the essential requirements of the EU In Vitro Diagnostic Medical Devices Directive (Directive 98/79/EC, or the IVDD). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, Mark to our products, without which they cannot be sold or marketed in the EU. All in vitro diagnostic medical devices placed on the market in the EU must meet the essential requirements laid down in Annex I to the IVDD including the requirement that an in vitro diagnostic medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. To demonstrate compliance with the essential requirements, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Except for general in vitro diagnostic medical devices, where the manufacturer can self-assess the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable laws and regulations, we would be unable to affix the CE Mark to our product, which would prevent us from selling it within the EU.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our products in these three countries.

The time required to obtain registrations, clearances, approvals or certifications, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances, approvals or certifications may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory clearances, approvals or certifications before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations or certifications that we have received. If we are unable to maintain our authorizations or certifications in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance or approval by the FDA does not ensure registration, clearance, approval or certification by regulatory authorities or notified bodies in other countries, and registration, clearance, approval or certification by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities or notified bodies in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance, approval or certification in one country may have a negative effect on the regulatory process in others. If any of these risks were to materialize, they could limit our expected international growth and profitability, which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on international manufacturers and suppliers, which exposes us to foreign operational and political risks that may harm our business.

We currently rely on a single manufacturer located in Mexico for manufacturing of the Monitors. In addition, we rely on other third-party international sole-source suppliers who supply, among other things, certain of the technology and raw materials used in the manufacturing of our products.

Our reliance on international operations exposes us to risks and uncertainties, including:

•	controlling quality of supplies;

•	trade protection measures, tariffs and other duties, especially in light of trade disputes between the United States and several foreign countries;

•	political, social and economic instability;

•	the outbreak of contagious diseases, such as COVID-19;

•	laws and business practices that favor local companies;

•	interruptions and limitations in internet and telecommunication services;

•	product or material delays or disruption;

•	import and export license requirements and restrictions;

•	difficulties in the protection of intellectual property;

•	exchange controls, currency restrictions and fluctuations in currency values; and

•	potential adverse tax consequences.

If any of these risks were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Changes to U.S. trade policies that restrict imports or increase import tariffs may have a material adverse effect on our business.

There have been significant changes and proposed changes in recent years to U.S. trade policies, tariffs and treaties affecting imports. For example, the United States has imposed supplemental tariffs of up to 25% on certain imports from China, as well as increased tariffs and import restrictions on products imported from various other countries. In response, China and other countries have imposed or proposed additional tariffs on certain exports from the United States. The United States has also recently renegotiated the multilateral trading relationship between the United States, Canada, and Mexico, resulting in the replacement of the North American Free Trade Agreement, or NAFTA, with a new U.S.-Mexico-Canada Agreement, or USMCA.

All of our Monitors and substantially all of our product components are manufactured outside the United States. Accordingly, such U.S. policy changes could make it difficult or more expensive for us to obtain products manufactured outside the United States, which could affect our gross margins. Further tariff increases could require us to increase our prices, which could decrease customer demand for our products. Retaliatory tariff and trade measures imposed by other countries could affect our ability to export products and therefore adversely affect our gross margins. Any of these factors could depress economic activity and restrict our access to suppliers or customers, and could have a material adverse effect on our business, financial condition and results of operations.

If manufacturers and suppliers are unable to procure raw materials, semi-finished products and finished products on terms or within timeframes acceptable to us, our business may suffer.

We are dependent on the availability of raw materials necessary to manufacture the products we sell. We rely on third-party manufacturers and suppliers to identify and purchase quality raw materials, semi-finished goods and finished goods while seeking to preserve our quality standards. If our suppliers or third-party manufacturers experience shortages, limited access or increased costs of certain raw materials and other semi-finished or finished goods, including as a result of the COVID-19 pandemic, it may result in production delays or delays in deliveries of our products to our customers. Production by one or more manufacturers or suppliers may be suspended or delayed, temporarily or permanently, due to economic or technical problems such as the insolvency of the manufacturer, the failure of the manufacturing facilities or disruption of the production process, all of which are beyond our control. Any shortage, delay or interruption in the availability of our products may negatively affect our ability to meet consumer demand. As a result, our business may be unable to offer a satisfactory experience to customers, which could have a material adverse effect on our business, financial condition and results of operations.

We or the third parties upon whom we depend may be adversely affected by disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Any interruption in the operations of our or our suppliers’ manufacturing or other facilities may have a material adverse effect our business, financial condition and results of operations.

Our corporate headquarters are located in the San Francisco Bay Area, which has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Severe weather, natural disasters and other calamities, such as pandemics (including the COVID-19 pandemic), earthquakes, tsunamis and hurricanes, fires and explosions, accidents, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, sabotage or terrorist attacks, could severely disrupt our operations, or our third-party manufacturers’ and suppliers’ operations, and have a material adverse effect on our business, financial condition and results of operations.

If a natural disaster, power outage or other event occurs that prevents us from using all or a significant portion of our headquarters or other facilities, or those of our third-party manufacturers or suppliers, that damages critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. A mechanical failure or disruption affecting any major operating line may result in a disruption to our ability to supply customers, and standby capacity may not be available. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. The potential impact of any disruption would depend on the nature and extent of the damage caused by a disaster. There can be no assurance that alternative production capacity will be available in the future in the event of a major disruption or, if it is available, that it could be obtained on favorable terms. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, financial condition and results of operations.

We may be deemed to manufacture or contract to manufacture products that contain “conflict minerals.”

We may be deemed to manufacture or contract to manufacture products that contain certain minerals that have been designated as “conflict minerals” under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (commonly referred to as “3TG”). If we know or have reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the Democratic Republic of the Congo, or the DRC, and the adjoining countries, and may not be from recycled or scrap sources, we must perform due diligence on the source and chain of custody of any such conflict minerals. We will be required to comply with these reporting requirements for the first calendar year that begins no sooner than eight months after the effective date of the registration statement of which this prospectus forms a part. As a result, in future periods, we may be required to diligence the origin of such minerals and disclose and report whether or not such minerals originated in the Democratic Republic of the Congo or adjoining countries. If we determine that our products are “DRC conflict free”—i.e., the minerals may originate from the covered countries but did not finance or benefit armed groups—or are not found to be “DRC conflict free,” then we must undertake the following audit and certification requirements: (i) obtain an independent private sector audit of our conflict minerals report, (ii) certify that we obtained such an audit, (iii) include the audit report as part of our conflict minerals report and (iv) identify the auditor. In addition, if we cannot reasonably conclude after our inquiry that any gold used in our products is from recycled or scrap sources, then we will be required to undertake due diligence in accordance with the Organisation for Economic Co-operation and Development Due Diligence Guidance, and obtain an audit of our conflict minerals report.

The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products.

Our credit agreement contains restrictions that limit our flexibility in operating our business.

In May 2021, we entered into a credit agreement with Madryn Health Partners, LP, or Madryn. The credit agreement provides us with a term loan facility in an aggregate principal amount of up to $50 million. The credit agreement also includes certain customary events of default, including in connection with a material adverse event occurring, if the company defaults on other indebtedness, failure to pay the obligations under the credit agreement, the occurrence of a bankruptcy at the company, among others. As of June 30, 2021, $30.1 million in aggregate principal amount was outstanding under the term loan facility. The credit agreement contains various covenants that limit our ability to engage in specified types of transactions without Madryn’s prior consent. These covenants limit our ability to, among other things, and in each case subject to certain exceptions:

•	encumber or license our intellectual property;

•	sell, transfer, lease or dispose of our assets;

•	create, incur or assume additional indebtedness;

•	encumber or permit liens on any of our assets;

•	make restricted payments, including paying dividends on, repurchasing or making distributions with respect to any of our capital stock and certain of our indebtedness;

•	make specified investments (including loans and advances);

•	consolidate, merge with, or acquire any other entity, or sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

The covenants in the credit agreement limit our ability to take certain actions and, in the event that we breach one or more covenants, an event of default may occur and Madryn may require that we immediately repay all amounts outstanding of the aggregate principal amount of $30.1 million as of June 30, 2021, plus exit fees, prepayment premiums, penalties and interest, and foreclose on the collateral granted to it to secure such indebtedness. Such repayment could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a number of risks related to the credit card and debit card payments we accept.

We accept payments through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees may require us to increase the prices we charge and would increase our operating expenses, either of which could have a material adverse effect on our business, financial condition and results of operations.

If we or our processing suppliers fail to maintain adequate systems for the authorization and processing of credit and debit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit or debit cards on a timely basis, or at all, it could have a material adverse effect on our business, financial condition and results of operations.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated in exploiting weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher card-related costs, each of which could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We are required to comply with payment card industry security standards. Failing to comply with those standards may violate payment card association operating rules, federal and state laws and regulations and the terms of our contracts with payment processors. Any failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that such compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, card holders and transactions.

Any increases in our credit and debit card fees could harm our results of operations, particularly if we elect not to raise our rates for our products to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

If we fail to attract and retain senior management and key product development personnel, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and product development personnel. We are highly dependent upon our senior management, particularly our President and Chief Executive Officer, as well as our senior product development personnel and other members of our senior management team. All of our executives are “at will” employees, which means we may terminate their employment at any time, with or without cause, and they may resign at any time, with or without cause. The unplanned loss of the services of any of our members of senior management could adversely affect our business until a suitable replacement can be found.

Competition for qualified personnel in the medical device field in general is intense due to the limited number of individuals who possess the training, skills and experience required by our industry. In addition, our future growth and success also depend on our ability to attract, recruit, develop and retain skilled managerial, sales, administration, operating and technical personnel. We will continue to review, and where necessary, strengthen our senior management as the needs of the business develop, including through internal promotion and external hires. However, there may be a limited number of persons with the requisite competencies to serve in these positions and we cannot assure you that we would be able to locate or employ such qualified personnel on terms acceptable to us, or at all. Therefore, the unplanned loss of one or more of our key personnel, or our failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

We rely on third-party service providers for important functions of our services, including hosting our Patterns app and the engagement of our sales force, patient coaches and customer service personnel. If these third-party service providers do not fulfill their contractual obligations or if we are unable to maintain or expand our sales force, coaching program and customer service operations, either through development of internal functions in these areas or through continued use of third-party service providers, it could harm our business.

We depend upon third-party providers for important functions of our services, including the hosting of our Patterns app and for the engagement of our sales force to market and sell our products, patient coaches and customer service and support personnel. Our operating results are directly dependent upon the sales and marketing efforts of our sales, coaching program and customer support teams. If these personnel fail to adequately promote, market and sell our products or to provide strong coaching and customer support, we may not be able to generate or maintain sufficient demand for our products. Some of these third-party service providers, including our third-party coaching services provider, are private companies with limited operating histories, and it is possible that one or more of these third-party providers may cease operations or be acquired by other companies.

Failure of these service providers to perform satisfactorily could result in client dissatisfaction and harm to our reputation, and could disrupt our business operations, and adversely affect our operating results. Political and economic uncertainties and natural disasters in international locations where certain of our third-party service providers have facilities and operations also increases our risk. With respect to certain of our service providers, we have significantly less control over the systems and processes involved than if we maintained and operated them ourselves. In some cases, functions necessary to our business are performed on proprietary systems and software to which we have no access.

In addition, development of internal functions in these areas or any transition to a new third-party service provider for hosting our Patterns app and the engagement of our sales force, patient coaches or customer service personnel, or any transition of these services among existing service providers, could be time-consuming and expensive and may result in interruptions in our services as we train new personnel. Further, any new third-party service provider may charge us higher service fees, which would result in increases to our operating costs and negatively affect our gross margins and could have a material adverse effect on our business, financial condition and results of operations. Our third-party coaching services provider may terminate its agreement with us without cause with 60 days’ written notice, or if we fail to make an undisputed payment when due or if we materially breach the agreement.

We will need to increase the size of our organization, and we may experience difficulties in managing growth. A deterioration in our relationships with our employees could have an adverse impact on our business.

As of July 31, 2021, we had approximately 111 full-time employees. In the future, we expect to expand our managerial, operational, finance and other resources in order to manage our operations and continue our research and development activities. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

•	manage our commercial operations effectively;

•	identify, recruit, retain, incentivize and integrate additional employees;

•	manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

•	continue to improve our operational, financial and management controls, reports systems and procedures.

Maintaining good relationships with our employees is crucial to our operations. As a result, any deterioration of the relationships with our employees could have a material adverse effect on our business, financial condition and results of operations. See “Business—Employees and Human Capital.”

Additionally, material disruption to our business as a result of strikes, work stoppages or other labor disputes, including at our third-party manufacturers and suppliers, could disrupt our operations, result in a loss of reputation, increased wages and benefits or otherwise have a material adverse effect on our business, financial condition and results of operations.

We rely on our relationship with a professional employer organization for our human relations function and as a co-employer of our personnel, and if that party fails to perform its responsibilities under that relationship, our relations with our employees could be damaged and we could incur liabilities that could have a material adverse effect on our business.

All of our personnel, including our executive officers, are co-employees of Intuity Medical and a professional employer organization, ADP TotalSource. Under the terms of our arrangement, ADP TotalSource is the formal employer of all of our personnel and is responsible for administering all payroll, including tax withholding, and providing health insurance and other benefits for these individuals, and our employees are governed by the work policies created by ADP TotalSource. We reimburse ADP TotalSource for these costs, and pay ADP TotalSource an administrative fee for its services. If ADP TotalSource fails to comply with applicable laws or its obligations under this arrangement, or creates work policies that are viewed unfavorably by employees, our relationship with our employees could be damaged. We could, under certain circumstances, be held liable for a failure by ADP TotalSource to appropriately pay, or withhold and remit required taxes from payments to, our employees. In such a case, our potential liability could be significant and could have a material adverse effect on our business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards, or NOLs, of $180.1 million and $162.8 million, respectively, and U.S. federal and state research and development credit carryforwards of $5.0 million and $5.1 million, respectively. Unused NOLs will carry forward to offset a portion of future taxable income, if any, until such unused NOLs expire, if ever. Federal NOLs generated after December 31, 2017 are not subject to expiration, but the yearly utilization of such federal NOLs is limited to 80 percent of taxable income for taxable years beginning after December 31, 2020. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may have experienced one or more ownership changes in the past and we may experience additional ownership changes in the future as a result of this offering and/or subsequent shifts in our stock ownership. As a result, our ability to use our pre-change NOLs and tax credits to offset future taxable income, if any, could be subject to limitations. Similar provisions of state tax law may also apply. As a result, if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

Risks Relating to Intellectual Property Rights and Regulatory Matters

Our success will depend on our ability to obtain, maintain and protect our intellectual property rights.

Our success and ability to compete depend in part on our ability to obtain, maintain and enforce issued patents, trademarks and other intellectual property rights and proprietary technology in the United States and elsewhere. If we cannot adequately obtain, maintain and enforce our intellectual property rights and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have and our ability to compete, which could harm our business and ability to achieve profitability and/or cause us to incur significant expenses.

We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright trade secret and other intellectual property laws to protect the proprietary aspects of our products, services, brands, technologies, trade secrets, know-how and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property rights and proprietary information. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining, maintaining and enforcing other intellectual property rights. We may not be able to obtain, maintain and/or enforce our intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

Failure to obtain, maintain and/or enforce intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our patents, trademarks, data, technology and other intellectual property rights, products and services by others, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated by others.

We rely in part on our portfolio of issued and pending patent applications in the United States and other countries to protect our intellectual property and competitive position. However, it is also possible that we may fail to identify patentable aspects of inventions made in the course of our development, manufacture and commercialization activities before it is too late to obtain patent protection on them. If we fail to timely file for a patent in any jurisdiction, we may be precluded from doing so at a later date. Although we generally enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Moreover, should we become a licensee of a third party’s patents or patent applications, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted, maintained and/or enforced in a manner consistent with the best interests of our business. While we generally apply for patents in those countries where we intend to make, have made, use, import, offer to sell or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from manufacturing and/or commercializing our own products or services, or otherwise practicing our own technology. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

However, the patent positions of medical device companies, including our patent position, may involve complex legal and factual questions that have been the subject of much litigation in recent years, and, therefore, the scope of any patent claims that we have or may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances about which of our patent applications will issue, the breadth of any resulting patent, whether any of the issued patents will be found to be infringed, invalid or unenforceable or will be threatened or challenged by third parties, that any of our issued patents have, or that any of our currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products and services. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. We cannot offer any assurances that the breadth of our granted patents will be sufficient to stop a competitor from developing, manufacturing and commercializing a product or a service in a non-infringing manner that would be competitive with one or more of our products or services, or otherwise provide us with any competitive advantage. Any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for our commercial success. Further, there can be no assurance that we will have adequate resources to enforce our patents.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years from the earliest effective non-provisional filing date. Further, if we encounter delays in any future regulatory approvals, the period of time during which we could market a product or a service under patent protection could be reduced, and, given the amount of time required for the development, testing and regulatory review of planned or future products or services, patents protecting such products or services might expire before or shortly after such products or services are commercialized. As a result, our patent rights may not provide us with sufficient rights to exclude others from manufacturing or commercializing products or services similar or identical to ours.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products or services. Patents, if issued, may be challenged, deemed unenforceable, invalidated, narrowed or circumvented. Proceedings challenging our patents or patent applications could result in either loss of the patent, or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Any successful challenge to our patents and patent applications could deprive us of exclusive rights necessary for our commercial success. In addition, defending such challenges in such proceedings may be costly. Thus, any patents that we may own may not provide the anticipated level of, or any, protection against competitors. Further, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to manufacture and commercialize our products or services.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by us. Such proceedings could also provoke third parties to assert infringement claims against us. Third parties may have products similar to or otherwise competitive with our products and patents which cover our products. We cannot be certain that we were the first to file any patent application related to our products, in part because patent applications are confidential for a period of time after filing. If any of our patents covering our products are invalidated, found unenforceable or interpreted narrowly, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights. In any of these types of proceedings, if a court or agency with jurisdiction finds our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Some of our patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products, services and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	Any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products or services;

•	Any of our pending patent applications will issue as patents;

•	We will be able to successfully manufacture and commercialize our products or services on a substantial scale, if approved, before relevant patents we may have expire;

•	We were the first to make the inventions covered by each of our patents and pending patent applications;

•	We were the first to file patent applications for these inventions;

•	Others will not develop, manufacture and/or commercialize similar or alternative products, services or technologies that do not infringe our patents;

•	Any of our challenged patents will be found to ultimately be valid and enforceable;

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Any patents issued to us will provide a basis for an exclusive market for our commercially viable products or services, will provide us with any competitive advantages or will not be challenged by third parties;

•	We will develop additional proprietary technologies, services or products that are separately patentable; or

•	Our commercial activities, services or products will not infringe upon the patents of others.

In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive,

nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the patent owner or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license to itself. We cannot be sure that if we acquire intellectual property rights in the future they will be free from government rights or regulations pursuant to the Bayh-Dole Act. If, in the future, we own, co-own or license in technology that is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent and/or applications and any patent rights we may obtain in the future. While an unintentional lapse of a patent or patent application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or services, we may not be able to stop a competitor from marketing products or services that are the same as or similar to our products or services, which would have a material adverse effect on our business, financial condition and results of operations.

If we cannot successfully enforce our intellectual property rights, the commercial value of our products and services will be adversely affected and our competitive position may be harmed.

Third parties, including our competitors, may currently, or in the future, infringe, misappropriate or otherwise violate our issued patents or other intellectual property rights, and we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time-consuming and unsuccessful. While we are not aware of any unauthorized use of our intellectual property rights, we do not regularly conduct monitoring for unauthorized use at this time. In the future, we may, from time to time, seek to analyze our competitors’ products and services, or seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property rights. The steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property rights. In certain circumstances it may not be practicable or cost-effective for us to enforce our intellectual property rights fully, particularly in certain developing countries or where the initiation of a claim might harm our business relationships. We may also be hindered or prevented from enforcing our rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. Thus, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and services.

We may in the future become, involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. If we initiate legal proceedings against a third party to enforce a patent covering a product or a service, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Any claims we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from USPTO, or made a misleading statement, during prosecution. Mechanisms for such challenges include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). In a patent or other intellectual property infringement proceeding, a court may decide that a patent or other intellectual property right of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims or other intellectual property narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents or other intellectual property do not cover the technology in question. Furthermore, even if our patents or other intellectual property rights are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation or administrative proceeding could put one or more of our patents or other intellectual property rights at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business position, financial condition and results of operations. Moreover, even if we are successful in any litigation, we may incur significant expense in connection with such proceedings, and the amount of any monetary damages may be inadequate to compensate us for damage as a result of the infringement and the proceedings.

We may be unsuccessful in licensing or acquiring intellectual property rights from third parties that may be necessary to develop, manufacture and/or commercialize our current and/or future products or services.

A third party may hold intellectual property rights, including patent rights, that are important or necessary to the development, manufacture and/or commercialization of our current and/or future products or services, in which case we would be need to acquire or obtain a license to such intellectual property rights from such third party. A third party that perceive us to be a competitor may be unwilling to assign or license its intellectual property rights to us. In addition, the licensing or acquisition of third party intellectual property rights is a competitive area, and other companies may also pursue similar strategies to license or acquire such third party’s intellectual property rights. Some of these companies may be established and may have a competitive advantage over us due to their size, capital resources and greater development, manufacture and commercialization capabilities. We also may be unable to license or acquire third party intellectual property rights on commercially reasonable terms that would allow us to make an appropriate return on our investment, or at all, or we may be unable to obtain any such license or acquisition at all. If we are unable to successfully obtain rights to necessary third party intellectual property rights, we may not be able to develop, manufacture or commercialize our current and/or future products or services, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in patent law could diminish the value of our patents in general, thereby impairing our ability to protect our current and future products or services, and could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our current or future patents.

Our ability to obtain patents and the breadth of any patents obtained is uncertain in part because, to date, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and other countries. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property rights or narrow the scope of our patent protection, which in turn could diminish the commercial value of our products and services.

Patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we own or that we might obtain or license in the future. An inability to obtain, enforce and defend patents covering our proprietary technologies could have a material adverse effect on our business, financial condition and results of operations.

Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. Changes in patent laws and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them, or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we own or may obtain in the future. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. In addition, any protection afforded by foreign patents may be more limited than that provided under U.S. patent and intellectual property laws. We may encounter significant problems in enforcing and defending our intellectual property both in the United States and abroad. For example, if the issuance in a given country of a patent covering an invention is not followed by the issuance in other countries of patents covering the same invention, or if any judicial interpretation of the validity, enforceability or scope of the claims or the written description or enablement in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in other countries, our ability to protect our intellectual property rights in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property rights or narrow the scope of our patent protection. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

We rely on our trademarks, trade names and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks in the United States and certain countries outside the United States. Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing on other marks. There can be no assurance that our trademark applications will be approved for registration. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties may also oppose our trademark applications and may seek to cancel trademark registrations or otherwise challenge our use of the trademarks. Opposition or cancellation proceedings may be filed against our trademark filings in these agencies, and such filings may not survive such proceedings. While we may be able to continue the use of our trademarks in the event registration is not available, particularly in the United States, where trademark rights are acquired based on use and not registration, third parties may be able to enjoin the continued use of our trademarks if such parties are able to successfully claim infringement in court.

Our trademarks could be challenged, invalidated, infringed and circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our products or services, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may become a party to intellectual property litigation or administrative proceedings that could be expensive, time-consuming and unsuccessful, and could interfere with our ability to sell and market our products or services.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our products and services and use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights and intellectual property of third parties. The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. While we take steps to ensure that we do not infringe upon, misappropriate or otherwise violate the intellectual property rights of others, there may be other more pertinent rights of which we are presently unaware.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of our business. It is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products and services, or that we may be accused of misappropriating third parties’ trade secrets or infringing third parties’ trademarks. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products or services, including interference proceedings, post grant review and inter partes review before the USPTO or equivalent foreign regulatory authority. Furthermore, we may also become involved in other proceedings, such as reexamination, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. Because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents, which our current or future products or services infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third party patents are valid and enforceable, and infringed by the use of our products and/or services, which could have a negative impact on the commercial success of our current and any future products or services. If we were to challenge the validity of any such third party U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. We will have similar burdens to overcome in foreign courts in order to successfully challenge a third party claim of patent infringement.

Our defense of any litigation or interference proceedings may fail and, even if successful, defending such claims brought against us would cause us to incur substantial expenses. If such claims are successfully asserted against us, they may result in substantial costs and distract our management and other employees and could cause us to pay substantial damages. Further, if a patent infringement or other intellectual property rights-related lawsuit were brought against us, we could be forced, including by court order, to cease developing, manufacturing and/or commercializing the infringing product or service. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Although patent, trademark, trade secret and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may not be able to obtain licenses on commercially reasonable terms, or at all, in which event our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors and other third parties gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses or make any necessary changes to our products or services, we could be forced to cease some aspect of our business operations, which could harm our business significantly.

A finding of infringement, or an unfavorable interference or derivation proceedings outcome could prevent us from developing, manufacturing and/or commercializing our products or services, or force us to cease some or all of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition and results of operations. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. We could encounter delays in product or service introductions while we attempt to develop alternative products or services.

If third parties assert infringement, misappropriation or other claims against our customers, these claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products or services.

Additionally, our products include components that we purchase from suppliers and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products, services or to use our technologies or product names. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us may increase. Moreover, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” purchase patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products, services and business operations infringe, misappropriate or otherwise violate the intellectual property rights of others. The defense of these matters can be time-consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. In addition, suppliers from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party’s patent or trademark or of misappropriating a third party’s trade secret.

Any lawsuits relating to intellectual property rights could subject us to significant liability for damages and invalidate our intellectual property. Any potential intellectual property litigation also could force us to do one or more of the following:

•	Stop developing, making, selling or using products, services or technologies that allegedly infringe, misappropriate or otherwise violate the asserted intellectual property right;

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Lose the opportunity to license our intellectual property rights to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	Incur significant legal expenses;

•	Pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, misappropriating or otherwise violating;

•	Pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing, misappropriating or otherwise violating;

•	Redesign those products, services or technologies that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and

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Attempt to obtain a license to the relevant intellectual property rights from third parties, which may not be available on commercially reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our products or services. Two of our applications filed in Europe are currently subject to opposition challenges. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose at least part, and perhaps all, of the patent protection on our products or services. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business. Any of the foregoing may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation.

We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

A third party may attempt to manufacture and/or commercialize competing products or services utilizing our proprietary technology, design, trademarks or tradenames in foreign countries where we do not have any patents or patent applications, trademarks and/or other forms of intellectual property rights and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents or trademarks on our current and future products and services in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademark protection may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop, manufacture and/or market their own products or services and further, may export otherwise infringing products or services to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products, services or trademarks may compete with our products, services or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or technology. For example, certain jurisdictions do not allow for patent protection with respect to method of treatment.

While we seek to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to manufacture or market our products or services. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully manufacture or commercialize our products or services in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and many companies have encountered significant problems in protecting, enforcing and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks and other intellectual property rights, which could make it difficult for us to stop the infringement of our patents, trademarks and other intellectual property rights, or the manufacturing or marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patents, trademarks or other intellectual property rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents, trademarks and other intellectual property rights in those jurisdictions, as well as elsewhere, at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us.

We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Certain countries in Europe and certain developing countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities and our competitive position may be impaired. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property rights that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

We may be subject to claims that we or our employees have misappropriated the intellectual property rights of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.

We may be subject to claims that our employees or consultants have wrongfully used for our benefit or disclosed to us confidential information of third parties. Many of our employees and consultants were previously employed at or engaged by other medical device companies, including our competitors or potential competitors. Some of these employees and consultants may have executed confidential information non-disclosure and inventions assignment agreements and non-competition agreements in connection with such previous employment or engagements. Although we try to ensure that our employees and consultants do not use the intellectual property rights, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property rights or disclosed the alleged trade secrets or other proprietary information, of these former employers or customers. To the extent that our employees or consultants use intellectual property rights or proprietary information owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property rights.

We may also be subject to claims that our former employees, contractors or collaborators, or other third parties have an ownership interest in our current or future patents, patent applications or other intellectual property rights, including as an inventor or co-inventor. We may be subject to ownership or inventorship disputes in the future arising, for example, from conflicting obligations of employees, consultants or others who were or are involved in developing our products or services. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property rights to execute agreements assigning such intellectual property rights to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property rights that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property rights, and other owners may be able to license their rights to other third parties, including our competitors. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Additionally, we may be subject to claims from third parties challenging ownership interest in or inventorship of intellectual property rights we regard as our own, based on claims that our agreements with employees or consultants obligating them to assign their intellectual property rights to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions and intellectual property rights to another employer, to a former employer or to another person or entity. Litigation may be necessary to defend against such claims, and it may be necessary or we may desire to obtain a license to such third party’s intellectual property rights to settle any such claim; however, there can be no assurance that we would be able to obtain such license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from using technologies, features or other intellectual property rights that are essential to our products or services, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of another person or entity, including another or former employers. An inability to incorporate technologies, features or other intellectual property rights that are important or essential to our products or services could have a material adverse effect on our business, financial condition, results of operations and competitive position, and may prevent us from developing, manufacturing and/or selling our products or services. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management and our employees. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to develop, manufacture and/or commercialize our products or services, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to execute invention assignment agreements with our employees and contractors involved in the development of intellectual property rights or are unable to protect the confidentiality of our trade secrets, the value of our products and services and our business and competitive position could be harmed.

In addition to patent protection, we also rely on other intellectual property rights, including protection of copyright, trade secrets, know-how and/or other proprietary information that is not patentable or that we elect not to patent.

However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and other third parties. We generally enter into confidentiality and invention assignment agreements with our employees, consultants and third parties upon their commencement of a relationship with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes and we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our intellectual property rights. Although we generally require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed. In addition, despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property rights by employees, consultants and other third parties who have access to such intellectual property or other proprietary rights is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. Therefore, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such employees, consultants, advisors or third parties, despite the existence generally of these confidentiality restrictions. These agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets, know-how or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. There can be no assurances that such employees, consultants, advisors or third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by third parties, including our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition and results of operations. In particular, a failure to protect our proprietary rights may allow competitors to copy our technology, which could adversely affect our pricing and market share.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. Further, it is possible that others will independently develop the same or similar technology, products or services or otherwise obtain access to our unpatented technology, and in such cases, we could not assert any trade secret rights against such parties. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology, products or services similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information by maintaining physical security of our premises and electronic security of our information technology systems. Such security measures may not, for example, in the case of misappropriation of a trade secret by an employee, consultant or other third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee, consultant or other third party from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products or services that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. While we use commonly accepted security measures, trade secret violations are often a matter of state law in the United States, and the criteria for protection of trade secrets can vary among different jurisdictions. If the steps we have taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our intellectual property rights or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	We, or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	We, or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

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Others may independently develop, manufacture and commercialize technologies, products or services that are similar to, or are alternatives or duplicates of any of our technologies, products or services without infringing, misappropriating or otherwise violating our intellectual property rights;

•	It is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

•	Issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop, manufacture and commercialize competitive products or services for sale in our major commercial markets;

•	We may not develop additional proprietary technologies that are patentable;

•	The patents of others may harm our business; and

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We may choose not to seek patent protection for some of our proprietary technology to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how.

Should any of these events occur, they could have a material adverse effect on our business, financial condition and results of operations.

We operate in a regulated industry and changes in regulation or the implementation of existing regulation could affect our operations.

While the FDA is the regulatory body affecting us most directly, there are numerous other regulatory schemes at the international, national and sub-national levels to which we are subject. These regulations can be burdensome and subject to change on short notice, exposing us to the risk of increased costs and business disruption, and regulatory premarket clearance or approval requirements may affect or delay our ability to market our new products. We cannot guarantee that we will be able to obtain marketing clearance or approval for our new products, or enhancements or modifications to existing products. If we do, such clearance or approval may take a significant amount of time and require the expenditure of substantial resources. Further, such clearance or approval may involve stringent testing procedures, modifications, repairs or replacements of our products and could result in limitations on the proposed uses of our products. Regulatory authorities and legislators have been recently increasing their scrutiny of the healthcare industry, and there are ongoing regulatory efforts to reduce healthcare costs that may intensify in the future. Our business is also sensitive to any changes in tort and product liability laws.

For instance, the EU regulatory landscape concerning medical devices is evolving. On April 5, 2017, the IVDR was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety.

The IVDR will become applicable five years after publication (on May 26, 2022). Once applicable, the IVDR will, among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	establish explicit provisions on importers’ and distributors’ obligations and responsibilities;

•	impose an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

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improve the traceability of medical devices throughout the supply chain to the end user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	set up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices that may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we may introduce products for sale in the EU and the EEA.

Regulations pertaining to our products have become increasingly stringent and more common, particularly in developing countries whose regulations approach standards previously attained only by some Organisation for Economic Co-operation and Development countries, and we may become subject to more rigorous regulation by governmental authorities in the future. Conversely, however, the regulation of BGMs as medical devices provides a barrier to entry for new competitors. For example, if certain of our products were made subject to less stringent regulation by the FDA in the United States, then products similar to ours may be marketed and sold more freely, and our products may become commoditized. If the markets in which we operate become less regulated, those barriers to entry may be eliminated or reduced, which could have a material adverse effect on our business, financial condition and results of operations.

Both before and after a product is commercially released, we have ongoing responsibilities under various laws and regulations. If a regulatory authority were to conclude that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable risk for the end-user, the authority may ban such devices, detain or seize adulterated or misbranded devices, order a recall, repair, replacement or refund of such instruments, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. A regulatory authority may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees or us. The regulatory authority may also recommend prosecution by law enforcement agencies. Any governmental law or regulation, existing or imposed in the future, or enforcement action taken may have a material adverse effect on our business, financial condition and results of operations.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our business, financial condition and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

By way of example, the Affordable Care Act, or ACA, made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may affect our business, the ACA, among other things, established a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research; implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and expanded the eligibility criteria for Medicaid programs.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business. Any expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us, and/or lower reimbursement by payors for our products, which may have a material adverse effect on our business, financial condition or results of operations.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations or cash flows.

We expect additional state and federal healthcare policies and reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our products or additional pricing pressure, and have a material adverse effect on our industry generally. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the U.S. may negatively affect our business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect our ability to set a price that we believe is fair for our products, our ability to generate revenue and achieve or maintain profitability, and/or the availability of capital.

Regulations in certain foreign countries may challenge the DTC channel of our sales model.

Our business may also be affected by actions of domestic and foreign governments to restrict the activities of DTC companies for various reasons, including a limitation on the ability of DTC companies to operate without the involvement of a traditional retail channel. To the extent that we begin to offer our products in international markets, foreign governments may also introduce other forms of protectionist legislation, such as limitations or requirements on where the products can or must be produced or requirements that non-domestic companies doing or seeking to do business place a certain percentage of ownership of legal entities in the hands of local nationals to protect the commercial interests of its citizens. Customs laws, tariffs, import duties, export and import quotas and restrictions on repatriation of foreign earnings and/or other methods of accessing cash generated internationally, may negatively affect our local or corporate operations. Additionally, the U.S. government may impose restrictions on our ability to engage in business in other countries in connection with the foreign policy of the United States. Any such restrictions on our DTC sales model in international jurisdictions could limit our ability to grow internationally, which could have a material adverse effect on our business, financial condition and results of operations.

Our products and other components may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the initial use of the device. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, seizure of our products or, if premarket review is required in the future, delay in clearance of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized medical device products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. We cannot assure you that product defects or other errors will not occur in the future. Recalls involving our products could have a material adverse effect on to our business, financial condition and results of operations.

Medical device manufacturers are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our devices in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability and malpractice claims against us and negatively affect our sales.

We must manufacture our products in accordance with federal and state regulations, and we could be forced to recall our products or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors, and such inspections can result in warning letters, untitled letters and other regulatory communications and adverse publicity. In some cases, certain third-party auditing organizations may also conduct audits whose results are recognized by the FDA. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We cannot guarantee that we or any subcontractors will take the necessary steps to comply with applicable regulations, which could cause delays in the manufacture and delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things:

•	fines, injunctions or civil penalties;

•	suspension or withdrawal of future clearances or approvals;

•	refusal to clear or approve pending applications;

•	seizures or recalls of our products;

•	total or partial suspension of production or distribution;

•	administrative or judicially imposed sanctions;

•	refusal to permit the import or export of our products; and

•	criminal prosecution.

Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability and malpractice claims and we could lose customers and suffer reduced revenue and increased costs.

We are subject to certain federal, state and foreign fraud and abuse and transparency laws that could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and transparency laws with respect to payments and other transfers of value made to physicians and other healthcare professionals. These laws and regulations, among other things, constrain our business, marketing and other promotional and research activities by limiting the kinds of financial arrangements, including sales programs, we may have with healthcare providers or potential purchasers of our products. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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The federal civil and criminal false claims laws and civil monetary penalties laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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The federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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The Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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The federal Physician Payments Sunshine Act which requires certain applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, or CHIP, to report annually to the CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made during the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

•	Federal and state laws and regulations regarding billing and claims payment applicable to our products and services using our products and regulatory agencies enforcing those laws and regulations;

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers; and

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Analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws related to insurance fraud in the case of claims involving private insurers.

Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws, including our arrangements with independent sales agents and certain physicians, some of whom are compensated in the form of stock or stock options for services provided to us, any future cost-sharing, co-pay assistance or other patient assistance programs or our DTC internet selling. Any action brought against us for violations of these laws or regulations, even if successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to significant penalties, including significant criminal, civil, and administrative penalties, damages, fines, exclusion from participation in government programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputation harm and disgorgement and we could be required to curtail, restructure or cease our operations as well as be subject to reporting obligations and compliance oversight if we are required to enter into a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws. Any of the foregoing consequences could negatively affect our business, financial condition and results of operations.

If our arrangements for the provision of one-on-one coaching by certified diabetes care education specialists or our proposed future arrangements with physicians for the provision of remote patient monitoring services are found to violate state laws prohibiting the corporate practice of medicine or fee splitting, our business, financial condition and our ability to operate in those states could be adversely impacted.

Many states have laws that prohibit us from practicing medicine, providing treatment or diagnosis or otherwise exercising control, interfering with or influencing a licensed healthcare professional’s clinical judgment and entering into certain financial arrangements, such as splitting professional fees with such professionals, including physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We currently partner with a telecare company to offer optional add-on coaching by Certified Diabetes Care and Education Specialists to POGO Automatic users. In addition, we are currently exploring models whereby we may provide to physicians certain remote patient monitoring services using our products. Regulatory authorities or other third parties may challenge these arrangements and if successful, could subject us to civil and criminal penalties, and/or require us to restructure our contractual arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Common Stock and this Offering

There may not be an active trading market for our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has been no public market for our common stock. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market, if any, after this offering.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced public company reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions discussed above. As a result, the information we provide will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenue exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities, or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company, which may allow us to take advantage of many of the same exemptions available to emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation. We will be able to take advantage of these scaled disclosures as a smaller reporting company for so long as our common stock held by non-affiliates is less than $250.0 million as of the end of the second quarter of that fiscal year, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million as of the end of the most recently completed second quarter.

We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and the market price of our common stock may be more volatile.

We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. In connection with the preparation of our financial statements, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness related to a lack of qualified supervisory accounting resources, including those necessary to account for and disclose certain complex transactions and for which we lacked the technical expertise to identify, analyze and appropriately record those transactions. We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including the hiring of qualified supervisory resources, the engagement of technical accounting consulting resources and plans to hire additional finance department employees.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate our existing material weakness or identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

We have no current plans to pay cash dividends on our common stock; as a result, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Also, unless waived, the terms of our credit agreement generally prohibit us from declaring or paying any cash dividends and other distributions. Additionally, our ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently expect to use the net proceeds of this offering, together with our existing cash and cash equivalents, to invest in sales and marketing, launch new marketing channels and expand our brand efforts, and to fund research and development activities. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed                 % of the aggregate price paid by all purchasers of our common stock but will own only approximately                 % of our total equity outstanding after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised or outstanding restricted stock units are settled, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

We may be unable to raise additional capital, which could harm our ability to compete.

As of June 30, 2021, we had cash and cash equivalents of $43.2 million. Our expected future capital requirements may depend on many factors including expansion our product portfolio and the timing and extent of spend on the development of our technology to increase our product offerings. Even if this offering is successful, we may need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings.

Our future capital requirements will depend on many factors, including:

•	the timing, receipt and amount of sales from our current and future products;

•	the cost of manufacturing, either ourselves or through third-party manufacturers, our products;

•	the cost and timing of expanding our sales, marketing and distribution capabilities;

•	the terms and timing of any other partnership, licensing and other arrangements that we may establish;

•	any product liability or other lawsuits related to our current or future products;

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company;

•	the duration and severity of the COVID-19 pandemic and its impact on our business and financial markets generally;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or products.

Since our inception, our operations have been financed primarily by net proceeds from the sale of our redeemable convertible preferred stock, indebtedness and, to a lesser extent, revenue from the sales of our products. We expect that we may be required to obtain additional funding in the future and may do so through partnerships, public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. Even if we are not required to obtain additional funding, we may do so due to favorable market conditions or to be able to pursue strategic or business expansion opportunities. If we raise additional funds by issuing equity securities, our stockholders may suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies or products that we would otherwise pursue on our own.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of August 1, 2021, our executive officers, directors, holders of 5.0% or more of our capital stock and their respective affiliates held approximately 92.7% of our outstanding voting stock and, upon the completion of this offering, that same group will hold approximately                 % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options or warrants other than the Investor Warrants described below, no settlement of outstanding restricted stock units and no purchases of any shares of common stock by such holders in this offering). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of June 30, 2021 and assuming (i) the conversion of our outstanding redeemable convertible preferred stock into common stock into an aggregate of 731,820,423 shares of

our common stock immediately prior to the completion of this offering, (ii) the issuance of                 shares of common stock upon the exercise of outstanding warrants to be exercised on a net basis contingent upon the completion of this offering, or the Investor Warrants, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, (iii) the issuance                 of shares of our common stock issuable to the holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock, and New Series C-1 redeemable convertible preferred stock upon the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iv) the issuance of                  shares of our common stock issuable to the holders of our outstanding convertible promissory notes upon the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, we will have outstanding a total of                  shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, no settlement of outstanding restricted stock units and no exercise of outstanding options or warrants other than the Investor Warrants. Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of June 30, 2021, up to approximately                 additional shares of common stock will be eligible for sale in the public market, approximately                 of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Goldman Sachs & Co. LLC, Jefferies LLC and Piper Sandler & Co. may, however, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of June 30, 2021, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, approximately             shares of common stock that are either subject to outstanding options or restricted stock units, reserved for future issuance under our existing equity incentive plan, or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, based upon the number of shares outstanding as of June 30, 2021, the holders of approximately              shares of our common stock, or approximately    % of our total outstanding common stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

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the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or to repeal certain provisions of our amended and restated certificate of incorporation;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, and the reservation of use of a white proxy card to our board of directors, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

As a California-domiciled public company, we are required to have a certain number of women and directors from underrepresented communities on our board of directors on certain timeframes, depending on the size of our board at the time.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified individuals to our board of directors. As a public company headquartered in California, we are required to have two or three women and at least one director from an underrepresented community on our board of directors by the end of 2021 and two or three directors from an underrepresented community on our board of directors by the end of 2022, depending on the size of our board of directors at the time. While we currently have three women on the board of directors, recruiting and retaining board members carries uncertainty, and failure to comply with these California requirements will result in financial penalties.

Claims for indemnification by our directors, officers and other employees or agents may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors, officers and certain other employees will provide that:

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We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, will provide, that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, will provide, that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our current amended and restated certificate of incorporation also provides, and our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, will also provide, that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. The choice of forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, this choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims and may result in increased costs for stockholders to bring a claim, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that is contained in our current certificate of incorporation or will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Participation in this offering by our directors, officers, existing stockholders and/or their affiliates would reduce the available public float of our shares.

If any of our directors, officers, existing stockholders and/or their affiliates purchase shares in this offering, such purchases would reduce the available public float of our common stock because such purchasers would be restricted from selling such shares during the 180-day period following this offering and thereafter may be subject to volume limitations pursuant to restrictions under applicable securities laws. As a result, any purchase of shares by our directors, officers, existing stockholders and/or affiliates in this offering will reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not directors, officers, existing stockholders and/or our affiliates.

General Risk Factors

If we engage in future acquisitions or strategic partnerships, it may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or strategic partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition or partnership opportunities, and even if we do locate such opportunities we may not be able to successfully bid for or obtain them due to competitive factors or lack of sufficient resources. This inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the Securities and Exchange Commission, or SEC, and the exchange our securities are listed on. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline, and we could also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may be unable to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

We are subject to risks from legal and arbitration proceedings and that may prevent us from pursuing our business activities or require us to incur additional costs in defending against claims or paying damages.

We may become subject to legal disputes and regulatory proceedings in connection with our business activities involving, among other things, product liability, malpractice, product defects, intellectual property infringement and/or alleged violations of applicable laws in various jurisdictions. Although we maintain liability insurance in amounts we believe to be consistent with industry practice, we may not be fully insured against all potential damages that may arise out of any claims to which we may be party in the ordinary course of our business. A negative outcome of these proceedings may prevent us from pursuing certain activities and/or require us to incur additional costs in order to do so and pay damages.

The outcome of pending or potential future legal and arbitration proceedings is difficult to predict with certainty. In the event of a negative outcome of any material legal or arbitration proceeding,

whether based on a judgment or a settlement agreement, we could be obligated to make substantial payments, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the costs related to litigation and arbitration proceedings may be significant, and any legal or arbitration proceedings could have a material adverse effect on our business, financial condition and results of operations.

Actual or perceived failures to comply with applicable data privacy and security laws, regulations, policies, standards, contractual obligations and other requirements related to data privacy and security and changes to such laws, regulations, standards, policies and contractual obligations could adversely affect our business, financial condition and results of operations.

The global data protection landscape is rapidly evolving, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. We are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, transmission, use, disclosure, storage, retention and security of personal and personally-identifying information, such as information that we may collect in connection with conducting our business in the United States and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, fines, imprisonment of company officials and public censure, claims by third parties, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of our business, we collect and store sensitive data, including protected health information, or PHI, personally identifiable information, or PII, intellectual property and proprietary business information owned or controlled by ourselves or our customers, third-party payors and other parties. We also collect and store sensitive data of our employees and contractors. We manage and maintain our applications and data utilizing cloud-based data centers for PII. We utilize external security and infrastructure suppliers to manage parts of our data centers.

As our operations and business grow, we are and may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, HIPAA imposes, among other things, privacy and security standards that limit the use and disclosure of PHI, and require the implementation of administrative, physical and technological safeguards to protect the privacy of PHI and ensure the confidentiality, integrity and availability of electronic PHI. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Determining whether PHI has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. If we are unable to properly protect the privacy and security of PHI, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable privacy and security standards, we could face civil and criminal penalties. The U.S. Department of Health and Human Services, or HHS,

has the discretion to impose penalties without attempting to resolve violations through informal means. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources, each of which could have a material adverse effect on our business financial condition, results of operations or prospects.

In addition, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. In the event that we are subject to or affected by HIPAA, the CCPA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition. Further, the California Privacy Rights Act, or CPRA, recently passed on November 3, 2020 in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In addition, California’s Confidentiality of Medical Information Act, or CMIA, places restrictions on the use and disclosure of health information and other personally identifying information, and can impose a significant compliance obligation. A new bill that would amend the CMIA also recently passed in California’s Senate Health Committee. If passed through California’s Senate, the bill would expand the definition of “provider of healthcare” to include certain software and hardware providers that maintain health information, including mobile applications. Violations of the CMIA can result in criminal, civil and administrative sanctions, and the CMIA also provides individuals a private right of action with respect to disclosures of their health information that violate CMIA. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA, the CMIA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

We may in the future become subject to the General Data Protection Regulation, or GDPR, which went into effect in May 2018 and which imposes obligations on companies that operate in our industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Court of Justice of the European Union, or CJEU, invalidated the Privacy Shield in July 2020 and imposed further restrictions on use of the standard contractual clauses, or SCCs. These restrictions include a requirement for companies to carry out a transfer impact assessment which, among other things, assesses the laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the EEA. The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. If our or our partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

Further, following the United Kingdom’s withdrawal from the EU and the EEA and the end of the transition period, from January 1, 2021, companies will have to comply with the United Kingdom GDPR and the GDPR, or UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term. These changes will lead to additional costs and increase our overall risk exposure. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, negative publicity, loss of goodwill and materially adversely affect our business, financial condition and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act, economic and trade sanctions regulations and similar laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. Certain suppliers of our product components are located in countries known to experience corruption. Business activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors or agents that could be in violation of various laws, including the FCPA and anti-bribery laws in these countries, even though these parties are not always subject to our control. While we have implemented policies and procedures designed to discourage these practices by our employees, consultants and agents and to identify and address potentially impermissible transactions under such laws and regulations, we cannot assure you that all of our employees, consultants and agents will not take actions in violation of our policies, for which we may be ultimately responsible.

We are also subject to certain economic and trade sanctions programs that are administered by the Department of Treasury’s Office of Foreign Assets Control which prohibit or restrict transactions to or from or dealings with specified countries, their governments and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers and terrorists or terrorist organizations.

Failure to comply with any of these laws and regulations or changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may result in significant financial penalties or reputational harm, which could adversely affect our business, financial condition and results of operations.

Our information technology systems, internal computer systems, or those used by our third-party service providers, suppliers, strategic partners or other contractors or consultants, may fail or suffer security breaches and other disruptions, which could result in a material disruption of our products and services development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business, financial condition and results of operations.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business, including our mobile and web-based applications, our e-commerce platform, and our enterprise software, including the Patterns app. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information of customers and our employees and contractors. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party suppliers may or could have access to our confidential information. We do not conduct audits of all of our third-party suppliers’ information technology systems and cannot be sure that our third-party suppliers have sufficient measures in place to ensure the security and integrity of their information technology systems and our confidential and proprietary information. If our third-party suppliers fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage.

Our internal information technology systems and those of our third-party service providers, suppliers, strategic partners and other contractors or consultants are vulnerable to damage or interruption from computer viruses, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, malicious code, employee theft or misuse, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. We have experienced cybersecurity intrusions and spoofing emails, including a cyber intrusion occurrence associated with a third-party vendor’s systems. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. As a result of the COVID-19 pandemic, we and our third-party service providers and partners may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may experience security breaches that may remain undetected for an extended period. Our third-party service providers and partners are also subject to these heightened risks. The costs to us to investigate and mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems from system failure, accident and security breach, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, disruption of our development programs and our business operations, cessation of service, negative publicity and other harm to our business and our competitive position, whether due to a loss of our trade secrets or other proprietary information or other disruptions. If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss, corruption or unauthorized disclosure of our trade secrets, personal information or other proprietary or sensitive information or other similar disruptions.

If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws. Any security compromise affecting us, our service providers, suppliers, strategic partners, other contractors, consultants or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. Furthermore, federal, state and international laws and regulations can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties, fines and significant legal liability, if our information technology security efforts fail. We would also be exposed to a risk of loss or litigation and potential liability, which could materially and adversely affect our business, financial condition and results of operations.

Disruptions in internet access could adversely affect our business, financial condition and results of operations.

Because access to the Patterns app and our patient coaching and customer support operations depend on our user community and patient coaches and customer support service providers having online access, we are dependent on the internet and maintaining connectivity between ourselves and our community. We are dependent on consumers’ access to the internet through mobile carriers and their systems and on our patient coaches’ and customer support service providers’ access to the internet through our third-party supplier’s systems. Disruptions in internet access, whether generally, in a specific market or otherwise, especially if widespread or prolonged, could adversely affect our business, financial condition and results of operations. It is possible that we could experience an interruption in our business, and we do not carry business interruption insurance sufficient to compensate us for all losses that may occur.

Changes in the regulation of the internet could adversely affect our business.

Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines and internet tracking technologies. Existing or future regulation or taxation could increase our operating expenses and expose us to significant liabilities. To the extent any such regulations require us to take actions that negatively impact us, they could have a material adverse effect on our business, financial condition and results of operations.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations, which have been exacerbated by the COVID-19 pandemic. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors, adverse publicity about the medical device industry or individual scandals, and, in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ability to achieve profitability;

•	the market size for our products;

•	our reliance on POGO Automatic to generate all of our revenue;

•	our ability to attract and retain customers;

•	the ability of POGO Automatic to achieve and maintain market acceptance;

•	our ability to maintain or expand our sales and marketing infrastructure;

•	our expectations regarding the potential market size and size of the potential consumer populations for POGO Automatic and any future products;

•	our ability to operate in a highly competitive industry and to compete successfully against competitors with greater resources and new entrants in our industry;

•	our expectations regarding the ability to make certain claims related to the performance of POGO Automatic relative to competitive products;

•	our relationships with, and the capabilities of, our component manufacturers and suppliers;

•	our ability to secure or retain adequate coverage or reimbursement for POGO Automatic by third-party payors;

•	our ability to comply with the applicable governmental regulations to which our product and operations are subject;

•	the implementation of our business model and strategic plans for our business and products and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our products, including the projected terms of patent protection;

•	our ability to effectively manage our growth;

•	our anticipated use of proceeds from this offering;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our expectations with regard to changes in the regulatory landscape for healthcare software;

•	our estimates regarding the COVID-19 pandemic, including but not limited to its duration and impact on our business and results of operations;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital; and

•	our future financial performance.

We have based these forward-looking statements largely on our current expectations, estimates, forecasts and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Unless otherwise indicated, the source of certain statistical data, estimates, and forecasts contained in this prospectus are the following industry publications or reports that have been prepared by independent third parties:

•

Fortune Business Insights, Blood Glucose Monitoring Systems Market Size, Share & Industry Analysis, by Device (Continuous Glucose Monitoring Systems, Self-monitoring of Blood Glucose Systems), by Type (Invasive, Non-Invasive), by Modality (Wearable, Non-wearable), by Distribution Channel (Institutional Sales, Retail Sales), and Regional Forecast 2019-2026

•	Other publicly available reports

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $                 million (or approximately $                 million if the underwriters exercise in full their option to purchase up to                 additional shares of common stock), based on the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds from this offering by approximately $                 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us by approximately $                 million, assuming the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•

approximately $                 to $                 million to fund the manufacture of POGO Automatic, including the purchase and maintenance of Monitor manufacturing equipment and Cartridge high-volume manufacturing equipment and additional manufacturing, laboratory and office space;

•

approximately $                 to $                 million to fund the commercialization of POGO Automatic and our Patterns app, including sales and marketing activities such as the implementation of a customer relationship management system, hiring additional sales specialists, employer account managers and market access and retail channel management team members and investments in digital, social media and other online advertising programs;

•

approximately $                 to $                 million to fund continued research and product development activities, including activities related to product and software technology development, increased connectivity of our Patterns app to other wellness-focused apps and development of data connections to insulin delivery and other devices;

•	approximately $2.0 million to repay our PPP Loan;

•	approximately $2.5 million to pay a success fee to Oxford upon the completion of this offering in accordance with the terms of the Oxford Agreement; and

•	any remaining amounts for working capital, operating expenses and capital expenditures.

We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, service providers or technologies. However, we do not have agreements or commitments for any acquisitions at this time.

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve.

Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. Due to the uncertainties inherent in the ongoing manufacturing, commercialization and development of our products, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amounts and timing of our expenditures will depend upon numerous factors, including the success of our manufacturing and commercialization efforts for our products and the amount of revenue we are able to receive from our product sales.

Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. In addition, our ability to pay cash dividends on our capital stock is limited by our credit agreement and may be further limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2021 on:

•	an actual basis;

•

a pro forma basis, to reflect: (i) the conversion of all of the outstanding shares of our redeemable convertible preferred stock as of June 30, 2021 into an aggregate of 731,820,423 shares of common stock immediately prior to the completion of this offering; (ii) the conversion of all of our outstanding warrants exercisable for redeemable convertible preferred stock as of June 30, 2021 into warrants exercisable for                  shares of common stock immediately prior to the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and the related reclassification of the redeemable convertible warrant liability to common stock and additional paid-in capital; (iii) the conversion of all of our outstanding warrants issued in May 2021 into warrants exercisable for                  shares of common stock immediately prior to the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus; (iv) the issuance of                      shares of common stock upon the exercise of outstanding warrants to be exercised on a net basis contingent upon the completion of this offering, or the Investor Warrants, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus; (v) the issuance of                  shares of our common stock issuable to the holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock and New Series C-1 redeemable convertible preferred stock upon the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus; (vi) the issuance of                 shares of our common stock issuable to the holders of our outstanding convertible promissory notes upon the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus; and (vii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to the sale of                  shares of our common stock in this offering at the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the repayment of our $2.0 million PPP loan and the payment of a $2.5 million success fee to Oxford in accordance with the terms of the Oxford Agreement and the resulting settlement of the derivative liability of $2.5 million with a net impact of $2.5 million to accumulated deficit (see Note 3 to our financial statements).

You should read this table together with the sections titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The pro forma and pro forma as adjusted information below is illustrative only and such information will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$43,168	$	$

Notes payable, current and noncurrent	$33,603	$	$
Derivative liabilities, current and noncurrent	$3,719	$	$
Redeemable convertible preferred stock warrant liability	$3,125	$	$
Redeemable convertible preferred stock, par value $0.001 per share; 935,078,583 shares authorized, 731,820,423 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$87,020	$	$
Stockholders’ (deficit) equity:
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.001 per share; 1,300,000,000 shares authorized, 172,464,420 shares issued and outstanding, actual; 300,000,000 shares authorized and shares issued and outstanding, pro forma; 300,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	172
Additional paid-in capital	234,535
Accumulated deficit	(283,999)

Total stockholders’ (deficit) equity	(49,292)

Total capitalization	$78,175	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                 million, assuming that the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and table above are based on                  shares of common stock outstanding as of June 30, 2021, which gives effect to the pro forma transactions described above and excludes:

•

453,726 shares of our common stock issuable upon the exercise of warrants that will remain outstanding after the completion of this offering, excluding the 2020 Warrants and the 2021 Warrants (as such terms are defined below), with a weighted-average exercise price of $1.68 per share;

•

             shares of our common stock issuable upon the exercise of warrants issued in October 2020, or the 2020 Warrants, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, with a weighted-average exercise price of $         per share, that will remain outstanding after the completion of this offering;

•

             shares of our common stock issuable upon the exercise of outstanding warrants issued in May 2021, or the 2021 Warrants, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, that will remain outstanding after the completion of this offering;

•	2,263,096 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2021, with a weighted-average exercise price of $1.07 per share;

•

restricted stock unit awards with respect to approximately                 shares of our common stock and/or option awards exercisable for approximately                 shares of our common stock (in each case based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus) that we will grant under our Amended and Restated 2002 Stock Option Plan to our directors and employees (in the case of the restricted stock unit awards, such grants will be effective upon the filing of our registration statement on Form S-8 covering such awards, and in the case of the option awards, upon the pricing of this offering and with an option exercise price equal to the initial public offering price);

•

            shares of our common stock reserved for future issuance under our 2021 Incentive Award Plan, or the 2021 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the 2021 Plan;

•

             shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP; and

•	any shares of our common stock that may become issuable upon the exercise of warrants that we may issue in the future pursuant to our credit agreement.

For a price sensitivity analysis of the number of shares of our common stock issuable upon exercise of the 2020 Warrants, the 2021 Warrants and the Investor Warrants and to holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock, New Series C-1 redeemable convertible preferred stock and our outstanding convertible promissory notes at various initial public offering prices, see the section titled “Description of Capital Stock.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of June 30, 2021 was $(49.3) million, or $(0.29) per share of our common stock. Our historical net tangible book deficit represents our total tangible assets less total liabilities and redeemable convertible preferred stock. Historical net tangible book deficit per share is our historical net tangible book deficit divided by the number of shares of our common stock outstanding as of June 30, 2021.

Our pro forma net tangible book value as of June 30, 2021, before giving effect to this offering, was $                 million, or $                 per share. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

•

the conversion of all of the outstanding shares of our redeemable convertible preferred stock as of June 30, 2021 into an aggregate of 731,820,423 shares of common stock immediately prior to the completion of this offering;

•

the conversion of all of our outstanding warrants exercisable for our redeemable convertible preferred stock as of June 30, 2021 into warrants exercisable for                  shares of common stock immediately prior to the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and the related reclassification of the redeemable convertible warrant liability to common stock and additional paid-in capital;

•

the conversion of all of our outstanding warrants issued in May 2021 into warrants exercisable for                  shares of common stock, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus;

•

the issuance of                  shares of common stock upon the exercise of outstanding warrants, or the Investor Warrants, to be exercised on a net basis contingent upon the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus;

•

the issuance of                  shares of our common stock issuable to the holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock and New Series C-1 redeemable convertible preferred stock upon the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus;

•

the issuance of                  shares of our common stock issuable to the holders of our outstanding convertible promissory notes upon the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

After giving effect to the sale of                  shares of common stock in this offering at the assumed initial public offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $                 million, or $                 per share. This represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and an immediate dilution of $                 per share to new investors participating in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2021	$
Pro forma increase in net tangible book value per share as of June 30, 2021 attributable to the pro forma transactions described above

Pro forma net tangible book value per share as of June 30, 2021
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $                 per share and the dilution per share to new investors participating in this offering by $                 per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase of 1.0 million in the number of shares of common stock offered by us would increase the pro forma as adjusted net tangible book value after this offering by $                 per share and decrease the dilution per share to new investors participating in this offering by $                 per share, and a decrease of 1.0 million shares of common stock offered by us would decrease the pro forma as adjusted net tangible book value by $                 per share and increase the dilution per share to new investors in this offering by $                 per share, assuming that the assumed initial public offering price of $                 per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of common stock from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $                 per share and dilution to new investors participating in this offering would be $                 per share.

The following table summarizes on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid and the average price per share paid to us by existing stockholders and by investors purchasing shares in this offering at the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no purchases of any shares of common stock in this offering by existing stockholders):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering

Total		100%			$100%

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own                     % and investors participating in this offering would own                 % of the total number of shares of our common stock outstanding upon the completion of this offering.

The foregoing discussion and tables above (other than the historical net tangible book value calculation) are based on                  shares of common stock outstanding as of June 30, 2021, which gives effect to the pro forma transactions described above and excludes:

•

453,726 shares of our common stock issuable upon the exercise of warrants that will remain outstanding after the completion of this offering, excluding the 2020 Warrants and the 2021 Warrants (as such terms are defined below), with a weighted-average exercise price of $1.68 per share;

•

             shares of our common stock issuable upon the exercise of warrants issued in October 2020, or the 2020 Warrants, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, with a weighted-average exercise price of $         per share, that will remain outstanding after the completion of this offering;

•

             shares of our common stock issuable upon the exercise of outstanding warrants issued in May 2021, or the 2021 Warrants, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, that will remain outstanding after the completion of this offering;

•	2,263,096 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2021, with a weighted-average exercise price of $1.07 per share;

•

restricted stock unit awards with respect to approximately                 shares of our common stock and/or option awards exercisable for approximately                 shares of our common stock (in each case based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus) that we will grant under our Amended and Restated 2002 Stock Option Plan to our directors and employees (in the case of the restricted stock unit awards, such grants will be effective upon the filing of our registration statement on Form S-8 covering such awards, and in the case of the option awards, upon the pricing of this offering and with an option exercise price equal to the initial public offering price);

•

             shares of our common stock reserved for future issuance under our 2021 Incentive Award Plan, or the 2021 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the 2021 Plan; and

•

             shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

For a price sensitivity analysis of the number of shares of our common stock issuable upon exercise of the 2020 Warrants, the 2021 Warrants and the Investor Warrants and to holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock, New Series C-1 redeemable convertible preferred stock and our outstanding convertible promissory notes at various initial public offering prices, see the section titled “Description of Capital Stock.”

To the extent that any outstanding warrants or options are exercised or outstanding restricted stock units are settled, new options or other equity awards are issued under our equity incentive plans, additional warrants are issued pursuant to our credit agreement, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.

SELECTED FINANCIAL DATA

The following tables set forth our selected statements of operations and comprehensive loss data and balance sheet data. Our selected statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020 and our selected balance sheet data as of December 31, 2019 and 2020 are derived from our audited financial statements appearing elsewhere in this prospectus. Our selected statements of operations and comprehensive loss data for the six months ended June 30, 2020 and 2021 and our selected balance sheet data as of June 30, 2021 are derived from our unaudited interim condensed financial statements appearing elsewhere in this prospectus. The unaudited interim condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. You should read the following selected financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The selected financial data included in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020		2020	2021
	(in thousands, except share and per share amounts)
Statements of Operations and Comprehensive Loss Data:
Revenue	$—		$34	$7		$43
Cost of revenue	—		5,640	2,971		4,409

Gross loss	—		(5,606)	(2,964)		(4,366)

Operating expenses:
Research and development	22,989		18,223	8,463		10,282
Sales and marketing	4,344		5,835	2,930		7,000
General and administrative	2,850		3,618	1,815		3,043

Total operating expenses	30,183		27,676	13,208		20,325

Loss from operations	(30,183)		(33,282)	(16,172)		(24,691)
Interest income	114		4	3		8
Interest expense	(2,704)		(6,266)	(3,567)		(856)
Change in fair value of derivatives	(349)		7,153	3,920		(5,635)
Loss on extinguishment of notes payable	—		—	—		(121)
Other expense, net	(39)		(180)	(11)		(195)

Total other income (expense), net	(2,978)		711	345		(6,799)

Net loss and comprehensive loss	$(33,161)		$(32,571)	$(15,827)		$(31,490)

Net loss per share, basic and diluted(1)	$(22.05)		$(0.28)	$(0.33)		$(0.18)

Weighted-average shares used in computing net loss per share, basic and diluted(1)	1,503,782		115,555,954	47,698,885		172,463,955

Unaudited pro forma net loss per share, basic and diluted(2)		$			$

Weighted-average shares used in computing unaudited pro forma net loss per share, basic and diluted(2)

(1)

See Note 9 to our audited financial statements as of December 31, 2020 and for the year ended December 31, 2020 and Note 9 to our unaudited interim condensed financial statements as of June 30, 2021 and for the six months ended June 30, 2021 included elsewhere in this prospectus for an explanation of the method used to compute net loss per share.

(2)

Unaudited basic and diluted pro forma net loss per share were computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of our redeemable convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period presented. The following table summarizes our unaudited pro forma net loss per share for the year ended December 31, 2020 and the six months ended June 30, 2021 (in thousands, except share and per share data):

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
Numerator
Net loss attributable to common stockholders	$	$

Denominator
Weighted-average shares of common stock outstanding, basic and diluted
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock

Weighted-average shares used in computing pro forma net loss per share, basic and diluted

Pro forma net loss per share, basic and diluted	$	$

	As of December 31,		As of June 30,
	2019	2020	2021
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$4,639	$43,314	$43,168
Working capital(1)	(25,389)	28,213	41,909
Total assets	34,511	82,165	88,399
Notes payable, current and noncurrent	30,513	14,309	33,603
Derivative liabilities, current and noncurrent	5,245	4,464	3,719
Redeemable convertible preferred stock warrant liability	620	211	3,125
Redeemable convertible preferred stock	131,111	75,645	87,020
Accumulated deficit	(219,938)	(252,509)	(283,999)
Total stockholders’ deficit	(139,156)	(20,272)	(49,292)

(1)

We define working capital as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a commercial-stage medical technology and digital health company focused on developing comprehensive solutions to improve the health and quality of life of people with diabetes. We developed our first commercial product, the POGO Automatic Blood Glucose Monitoring System, or POGO Automatic, to revolutionize the blood glucose testing process for individuals living with diabetes. POGO Automatic is an automated, self-contained handheld monitor that enables patients to accurately measure blood glucose levels within seconds. POGO Automatic, combined with our Patterns app, offers full connectivity through our secure cloud-based digital health ecosystem, the Patterns app, which centralizes each patient’s blood glucose testing data in a digital form that can be shared with healthcare providers and others who play a central role in assisting with a patient’s diabetes treatment and testing regimen.

We have a multi-channel commercial model that provides increased flexibility for our customers. In February 2020, we initiated a limited commercial launch of POGO Automatic through our online POGO Store. We recently launched our HCP-Rx sales channel in 20 territories in August 2021, and our POGO Automatic Monitor and 10-test Cartridges became available upon request at Walgreens through our distribution agreement with AmerisourceBergen. We currently expect POGO Automatic Monitor and 10-test Cartridges to become available upon request at CVS during the fourth quarter 2021 through our distribution agreement with Cardinal Health, subject to the completion and timing, and our compliance with the requirements, of their new supplier and item setup protocols. We intend to sell POGO Automatic and POGO Automatic Cartridges through our direct sales organization with an initial focus on the U.S. commercial insurance and cash pay markets. Our Rx channel targets high-prescribing HCPs to promote the exclusive features and benefits of POGO Automatic, and our DTC channel serves patients who cannot access a physical pharmacy to purchase POGO Automatic on the online POGO Store. Our OTC channel will allow patients without a script or outside the initial high prescribing target markets to purchase at a convenient location of their choice. Lastly, our Employer POGO 360 Diabetes Management Program, or POGO 360, connects testing supplies and diabetes management programs to the employer population. As of August 2021, we have hired and trained approximately 20 HCP Sales Specialists, three HCP Regional Sales Directors, and a Vice President of HCP sales, who we plan to deploy into 20 U.S. sales markets.

The primary components of POGO Automatic are the POGO Automatic Monitor, POGO Automatic Cartridges and POGO Automatic Control Solutions. We rely on a contract manufacturing organization, or CMO, to manufacture our POGO Automatic Monitors, and we currently manufacture our POGO Automatic Cartridges and POGO Automatic Control Solutions at our facility in Fremont, California. Components used in the manufacture of POGO Automatic are provided by various suppliers, and some of the parts and components of the POGO Automatic Monitor, POGO Automatic Cartridges and POGO Automatic Control Solutions are purchased from sole-source suppliers. We manage any single-source components and suppliers through our global supply chain operation.

Since our inception, we have devoted substantially all of our resources to research and development activities related to POGO Automatic, including clinical and regulatory initiatives to obtain FDA approval, sales and marketing activities, as well as building our manufacturing capabilities for the POGO Automatic Cartridges and POGO Automatic Control Solutions. In 2020, we generated an insignificant amount of revenue related to our limited commercial launch. We have incurred net losses since our inception. Our net losses were $32.6 million and $33.2 million for the years ended December 31, 2020 and 2019, respectively, and $31.5 million and $15.8 million for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, we had an accumulated deficit of $284.0 million. We expect to continue to incur losses for the foreseeable future.

To date, our primary sources of capital have been private placements of redeemable convertible preferred stock and debt financing agreements. As of June 30, 2021, we had cash and cash equivalents of $43.2 million. In May 2021 we raised $5.8 million in gross proceeds from the issuance of New Series C and New Series C-1 redeemable convertible preferred stock and entered into a credit agreement, or the 2021 Credit Agreement, which provides for borrowings of up to $50.0 million in three tranches: $30.0 million available immediately and two $10.0 million tranches available upon achieving certain revenue milestones. In connection with the 2021 Credit Agreement, we issued the lenders convertible promissory notes in an aggregate principal amount of $7.5 million.

We expect to continue to make substantial investments in building our U.S. commercial infrastructure and improving our existing products and developing new products. Moreover, we expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, and those of the Nasdaq Stock Market, additional insurance expenses, investor relations activities and other administrative and professional services. As a result of these and other factors, we expect that we will require additional financing to fund our operations and planned growth. We may also seek additional financing opportunistically. We may seek to raise any additional capital through public or private equity offerings or debt financings, additional credit or loan facilities or a combination of one or more of these funding sources. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected.

Impact of COVID-19

In December 2019, a novel strain of coronavirus, COVID-19, emerged in Wuhan, China. The World Health Organization declared COVID-19 to be a pandemic. COVID-19 has spread across the globe and impacted worldwide economic activity. In 2020, certain U.S. federal, state and local governmental authorities issued stay-at-home orders, proclamations and/or directives aimed at minimizing the spread of COVID-19. We experienced delays in the completion of our high-volume cartridge automation and other equipment due to the COVID-19 pandemic. We initiated a limited commercial launch of our product in the first quarter of 2020. However, shortly after the limited commercial launch our direct sales activities were impacted by limitations on in-person access to PCPs by our sales personnel and patients.

Some of these governmental restrictions have since been lifted or scaled back, and we expect the easing of restrictions on doctors’ offices visits will continue with increased vaccination rates in the United States. However, recent and future surges of COVID-19 may result in restrictions being re-implemented.

We are continuing to closely monitor the global COVID-19 pandemic. In order to operate in a safe manner, we are following the health and safety guidelines of the U.S. Centers for Disease Control and

Prevention, Occupational Safety and Health Administration, and local and state public health departments where we operate. The majority of our employees at our headquarters have been asked to work from home, with only limited access given to employees to work in the office when necessary. For roles that require employees to be on-site, such as our manufacturing staff, we are generally following California Division of Occupational Safety and Health, or CAL/OSHA, and CDC guidelines.

The ultimate impact of the global COVID-19 pandemic on our operations is unknown and will depend on future developments which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the COVID-19 outbreak, the status of health and safety actions taken to contain its spread and any additional preventative and protective actions that governments, or we, may direct, any resurgence of COVID-19 that may occur and how quickly and to what extent economic and operating conditions normalize within the markets in which we operate. The global COVID-19 pandemic has disrupted and could continue to disrupt the operations of our third-party manufacturers and other suppliers. At times, the COVID-19 pandemic prevented our suppliers from delivering products to us and supporting our requirements on a timely basis. For example, in addition to the delays we experienced in the completion of our high-volume cartridge automation equipment due to the COVID-19 pandemic, the proprietary resin used in the manufacture of key components of our Cartridges has been subject to U.S. government allocation program since October 2020 because this resin is used in the manufacture of COVID-19 related medical supplies. We cannot predict how long the pandemic and measures intended to contain the spread of COVID-19 will continue and what effect COVID-19 and the associated containment measures will have on our suppliers, in particular for any of our suppliers that may not qualify as essential businesses and suffer more significant disruptions to their business operations. We are working closely with our manufacturing partners and suppliers to help ensure we are able to source key components and maintain appropriate inventory levels to meet customer demand. See “Risk Factors–Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic.”

Important Factors Affecting our Business and Results of Operations

We believe that our future performance will depend on many factors, including those described below and in the section titled “Risk Factors” included elsewhere in this prospectus.

Our Ability to Recruit, Train and Retain Our Sales Force and its Productivity

We continue to make substantial investments in building our U.S. commercial infrastructure and sales force and in recruiting and training our sales representatives, whom we engage through a third-party service provider. This process is lengthy and requires significant education and training for our sales representatives to achieve the level of competency with our products that is expected by physicians. Upon completion of the training, we expect our sales representatives to require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach. As we execute an expanded launch of our products and services through our multi-channel commercial model, we will need an effective sales force to help us penetrate and ultimately capture a significant share of the market. Successfully recruiting, training and retaining a sufficient number of productive sales representatives is required to conduct a successful commercial launch, penetrate the market and ultimately achieve growth at the rate we desire.

Physician and Patient Awareness and Acceptance of POGO Automatic

We continue to invest in programs to educate physicians and patients about the advantages of POGO Automatic. Building physician awareness of POGO Automatic requires significant commitment by our marketing and sales organization, and can vary depending upon the physician’s practice specialization, personal preferences and geographic location. We are competing with large, well-established and well-capitalized companies in our industry that have strong existing relationships with many of these physicians. In addition, building patient awareness through our direct-to-patient marketing initiatives, which include advertising, social media and online education, requires significant commitment and time. Educating physicians and patients about the advantages of POGO Automatic, and influencing physicians and patients to use POGO Automatic is required to meet our revenue growth expectations.

Our Ability to Produce Significant Commercial Quantities

We will need to rapidly scale up production of the POGO Automatic and its components, including the POGO Automatic Cartridges, in order to build sufficient inventory to support our commercial efforts and eventually meet our expected demand for the POGO Automatic. Manufacturers of medical devices often encounter difficulties in production, particularly when scaling up initial production, including difficulties with production costs and yields, quality control and assurance, issues with the supply chain and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Any of these difficulties could cause inventory shortages, increased costs and may result in our inability to effectively commercialize our products.

Leveraging Our Manufacturing Capacity is Critical to Improving Our Gross Margin

Improving our gross margin, which is dependent upon further increasing our manufacturing efficiency and growing our revenue, among other factors, is critical to our ability to reach profitability. We believe we have developed a manufacturing process that is cost effective and scalable to meet higher volumes. We intend to use our design, engineering and manufacturing capabilities to increase automation in the manufacturing process and plan to continue investing in manufacturing efficiencies in order to reduce our overall manufacturing costs. In addition, if we grow our revenue and sell more units, our fixed manufacturing costs will be spread over more units, which we believe will further reduce our manufacturing costs on a per-unit basis. However, other factors will impact our gross margins such as sales channel, pricing and customer discounts, rebates, incentives, support services and potential seasonality.

Components of our Results of Operations

Revenue

We generated an insignificant amount of revenue during 2020 from our limited commercial launch of POGO Automatic Monitors and POGO Automatic Cartridges in a few targeted markets, comprised primarily of DTC sales through our online POGO Store. We recently launched our HCP-Rx sales channel in 20 territories in August 2021, and our POGO Automatic Monitor and 10-test Cartridges became available upon request at Walgreens through our distribution agreement with AmerisourceBergen. We currently expect POGO Automatic Monitor and 10-test Cartridges to become available upon request at CVS during the fourth quarter 2021 through our distribution agreement with Cardinal Health, subject to the completion and timing, and our compliance with the requirements, of their new supplier and item setup protocols. We expect our sales to increase as we execute this expanded launch through our Rx, DTC, Retail Pharmacy and Employer Program sales channels.

We believe our revenue will be derived primarily from the sale of POGO Automatic Monitors and Cartridges through the Rx channel. Our Rx channel targets high-prescribing HCPs to promote the exclusive features and benefits of POGO Automatic. As a complement to our Rx channel, we believe our DTC channel will drive patients who cannot access a physical pharmacy to purchase POGO Automatic on the online POGO Store. In addition, our OTC channel will allow patients without a script or outside the initial high prescribing target markets to purchase at a convenient location of their choice. Under POGO 360, we plan to enter into contracts with employers to provide testing supplies and diabetes management programs to employer populations. We also expect to generate revenue from the coaching platform on Patterns, an optional service available for a monthly subscription fee.

Cost of Revenue and Gross Margin

Our POGO Automatic Monitors are manufactured by a CMO, and we currently manufacture our POGO Automatic Cartridges at our facility in Fremont, California.

Cost of revenues includes raw materials, labor costs, manufacturing expenses and write downs for anticipated scrap and inventory obsolescence as well as amounts paid for our products to the CMO and costs associated with our Patterns app. Due to the semi-automated manufacturing process we used to manufacture the cartridge during the first quarter of 2021 and the relatively low production volumes of our products, the majority of our per-unit costs are direct manufacturing labor costs and allocated overhead expenses. Overhead expenses subject to allocation include quality assurance, engineering, material procurement, chemistry, inventory control, facilities, equipment and operations supervision and management, and are allocated based on the time and effort expended during the period.

We calculate gross margin as gross profit divided by revenue. As we begin to utilize our high-volume manufacturing line for production of POGO Automatic Cartridges in the second quarter of 2021, we expect our overall gross margin to fluctuate in future periods as a result of increased manufacturing output as well as changes in and improvements to our manufacturing processes and expenses. We expect that our gross margin will continue to be affected by a variety of factors, including changes in average selling prices, sales mix, production and ordering volumes, manufacturing costs, product yields, headcount, changes in supply chain, and future purchases of automation equipment utilized in the manufacturing process. In general, we expect our per unit cost to decrease and our gross margins to increase over the long-term to the extent our production and ordering volumes increase and to the extent we spread manufacturing overhead costs over a larger number of units produced and sold. Our gross margins could fluctuate from quarter-to-quarter as we transition to new suppliers and adopt new manufacturing processes and technologies.

Research and Development Expenses

Research and development expenses consist of costs related to the development of our POGO Automatic Blood Glucose Monitoring System, personnel costs, including salaries, benefits and stock-based compensation, and prior to our limited commercial launch, certain costs related to our Patterns app and launch software updates. These expenses relate to engineering, product development, internal and external costs associated with our regulatory compliance and quality assurance functions, and other costs associated with products and technologies that are in development. These expenses also include laboratory supplies, costs of consulting, materials, and allocations of various overhead costs, including facility costs, utilities and equipment depreciation. Our research and development expenses as a percentage of revenue may vary over time depending on the level and timing of our new product development efforts, as well as our clinical development programs and other related activities. We expect our research and development expenses to increase in absolute dollar amounts as we continue to invest in improving our existing products and developing of new products.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel expenses, including salaries, benefits and stock-based compensation, direct HCP/physician marketing, digital marketing, advertising and promotional expenses, consulting fees and allocations of various overhead costs, including facility costs and utilities. We expect our sales and marketing expenses to increase in absolute dollars as we hire additional sales and marketing personnel, expand our sales support infrastructure and invest in our brand, product awareness and sampling programs to drive adoption and retention to increase market share.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and stock-based compensation related for executive management, finance administration, and human resources, professional service fees and other general overhead costs, including allocated facility costs and utilities. We expect general and administrative expenses to continue to increase in absolute dollars as we expand our infrastructure to both drive and support the anticipated growth in revenue and due to additional legal, accounting, insurance and other expenses associated with being a public company.

Interest Income

Interest income consists of interest earned on cash and cash equivalents.

Interest Expense

Interest expense consists primarily of interest incurred on our outstanding indebtedness and non-cash interest related to the amortization of debt discount and issuance costs associated with our 2019 and 2020 convertible notes, our loan facility that we entered into in 2017 with Hercules Capital, Inc., as administrative agent, and several banks and other financial institutions or entities from time to time parties thereto, as lenders, or, as amended to date, the 2017 Loan Facility, and our 2021 Credit Agreement and 2021 Convertible Notes that we entered into in May 2021 with Madryn Health Partners, Inc., as administrative agent.

Change in Fair Value of Derivatives

We have several financial instruments that are recorded as derivative liabilities. Our obligation to pay a $2.5 million success fee to a former lender upon a successful liquidation event, including the completion of this offering, represents a freestanding financial instrument. The instrument, which is classified as a liability in the balance sheets, was initially recorded at fair value and is subject to remeasurement to fair value at each balance sheet date, with any change in fair value reflected in the statements of operations and comprehensive loss. The completion of this offering will result in the liquidation of this instrument as we intend to use a portion of the proceeds from this offering to satisfy our obligations under the instrument.

We previously issued warrants that are exercisable for our redeemable convertible preferred stock. The warrants are classified as liabilities in the balance sheets, were initially recorded at fair value and are subject to remeasurement to fair value at each balance sheet date, with any change in fair value recognized in the statements of operations and comprehensive loss. The completion of this offering will result in the liquidation of certain of these warrants that provide for net exercise contingent upon the completion of this offering. The remaining warrants will convert into warrants exercisable for common stock immediately prior to the completion of this offering. Following completion of this offering and net exercise or conversion of our outstanding warrants, we will no longer remeasure to fair value.

Our 2019 and 2020 convertible notes contained embedded features that provided the lenders with multiple settlement alternatives. Certain settlement features embedded in the convertible notes met the requirements for separate accounting and were accounted for as a single, compound derivative instrument for each round of convertible note financing and classified as liabilities in the balance sheet. The compound derivative instruments were initially recorded at fair value and were subject to remeasurement to fair value at each balance sheet date, with the change in fair value reflected in the statements of operations and comprehensive loss. In October 2020, the 2019 and 2020 convertible notes were converted into New Series B redeemable convertible preferred stock, and the derivative instruments were settled as part of the conversion.

Our New Series B and New Series B-1 redeemable convertible preferred stock contained tranche options that allowed the investors to participate in future rounds of redeemable convertible preferred stock issuance, or the preferred stock tranche option. The preferred stock tranche options represented freestanding financial instruments and are classified as liabilities in the balance sheets. The preferred stock tranche options were initially recorded at fair value and were subject to remeasurement to fair value at each balance sheet date, with the change in fair value reflected in the statements of operations and comprehensive loss. In May 2021, we issued shares of our New Series C and New Series C-1 redeemable convertible preferred stock in connection with the exercise of the preferred stock tranche option by the holders.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020 (dollars in thousands)

	Six Months Ended June 30,		Change
	2021	2020	$		%
Revenue	$43	$7	$	*	*
Cost of revenue	4,409	2,971		1,438	48%

Gross loss	(4,366)	(2,964)		(1,402)	47%

Operating expenses:
Research and development	10,282	8,463		1,819	21%
Sales and marketing	7,000	2,930		4,070	139%
General and administrative	3,043	1,815		1,228	68%

Total operating expenses	20,325	13,208		7,117	54%

Loss from operations	(24,691)	(16,172)		(8,519)	53%
Interest income	8	3		*	*
Interest expense	(856)	(3,567)		2,711	(76%)
Change in fair value of derivatives	(5,635)	3,920		(9,555)	(244%)
Loss on extinguishment of notes payable	(121)	—		*	*
Other income (expense), net	(195)	(11)		*	*

Total other expense, net	(6,799)	345		(7,144)	(2,071%)

Net loss and comprehensive loss	$(31,490)	$(15,827)		$(15,663)	99%

*	Not meaningful

Revenue. We generated an insignificant amount of revenue during 2020 from our limited commercial launch of POGO Automatic Monitors and POGO Automatic Cartridges in a few targeted markets, comprised primarily of DTC sales through our online POGO Store. Revenue increased in the six months ended June 30, 2021 as a result of increased sales through our online POGO Store.

Cost of Revenue and Gross Loss. Our cost of revenue increased by $1.4 million from $3.0 million in the six months ended June 30, 2020 to $4.4 million in the six months ended June 30, 2021. During 2020, we began our transition from a research and development stage company to a manufacturing and commercialization stage company during which we commenced the manufacturing of cartridges resulting in the production of commercial product in order to accommodate the limited commercial launch. As a result, we began allocating manufacturing expenses, including overhead expenses, as well as costs associated with our Patterns app, to cost of revenue. Prior to the commercialization stage such expenses were allocated primarily to research and development.

During the six months ended June 30, 2021, we devoted significant research and development resources to support the design of our manufacturing processes for our high-volume cartridge automation equipment and, as a result of successful validation efforts in May 2021, significantly increased our manufacturing output of sellable inventory in preparation for our expanded commercial launch. As such, increased amounts of direct labor costs, as well as overhead expenses were allocated to cost of revenue.

Our total gross loss increased in the six months ended June 30, 2021 as a result of higher allocation of manufacturing overhead expenses to cost of revenue.

Research and Development Expenses. Our research and development expenses increased by $1.8 million from $8.5 million in the six months ended June 30, 2020 to $10.3 million in the six months ended June 30, 2021. The increase was largely due to overall increased research and development efforts in support of the design of our manufacturing process for our high-volume cartridge automation line, including payroll expenses, as well as a $1.1 million increase in materials for our meters and cartridges, which were utilized in the course of our process design efforts. This increase was partially offset by $0.1 million decrease in travel-related expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by $4.1 million from $2.9 million in the six months ended June 30, 2020 to $7.0 million in the six months ended June 30, 2021. The increase was primarily driven by increased sales and marketing efforts as well as continued market research and expanding sales channel preparations for an expanded commercial launch. As a result, our market research and marketing strategy consulting expenses increased by $0.7 million and sales program development expenses, including recruitment and training of sales personnel, increased by $2.6 million.

General and Administrative Expenses. Our general and administrative expenses increased by $1.2 million from $1.8 million in the six months ended June 30, 2020 to $3.0 million in the six months ended June 30, 2021. The increase was primarily due to increased personnel expenses, legal, audit and consulting services as we prepare to operate as a public company.

Interest Expense. Our interest expense decreased by $2.7 million from $3.6 million in the six months ended June 30, 2020 to $0.9 million in the six months ended June 30, 2021. The decrease in interest expense was driven primarily by lower overall outstanding debt under our notes payable, due to conversion of our promissory notes into redeemable convertible preferred stock in October 2020.

Change in Fair Value of Derivatives. Our change in expenses related to fair value of derivatives increased by $9.6 million from $3.9 million of income in the six months ended June 30, 2020 to a $5.6 million expense in the six months ended June 30, 2021. The increase was driven primarily by the increase of $6.1 million in the fair value of the preferred stock tranche option, an increase in the notes payable success fee derivative of $1.8 million, an increase in the fair value of our preferred stock warrant liability of $1.1 million and an increase in the fair value of the compound derivative instruments related to the 2019 and 2020 convertible notes of $1.5 million, offset by a decrease in the fair value of our compound derivative instruments related to the 2021 Credit Agreement of $0.9 million.

Comparison of the Years Ended December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,		Change
	2020	2019	$	%
Revenue	$34	$—	*	*
Cost of revenue	5,640	—	5,640	100%

Gross loss	(5,606)	—	(5,606)	(100%)

Operating expenses:
Research and development	18,223	22,989	(4,766)	(21%)
Sales and marketing	5,835	4,344	1,491	34%
General and administrative	3,618	2,850	768	27%

Total operating expenses	27,676	30,183	(2,507)	(8%)

Loss from operations	(33,282)	(30,183)	(3,099)	10%
Interest income	4	114	*	*
Interest expense	(6,266)	(2,704)	(3,562)	132%
Change in fair value of derivatives	7,153	(349)	7,502	(2,150%)
Other expense, net	(180)	(39)	*	*

Total other income (expense), net	711	(2,978)	3,689	(124%)

Net loss and comprehensive loss	$(32,571)	$(33,161)	$590	2%

*	Not meaningful

Revenue. We generated an insignificant amount of revenue during 2020 from our limited initial commercial launch of POGO Automatic Monitors and POGO Automatic Cartridges in a few targeted markets, comprised primarily of DTC sales through our online POGO Store.

Cost of Revenue and Gross Loss. Our cost of revenue increased by $5.6 million from $0 in 2019 to $5.6 million in 2020. During 2020, we began our transition from being a research and development stage company to a manufacturing and commercialization stage company and commenced the manufacturing of cartridges and produced commercial product in order to accommodate the limited launch. As a result, we began allocating manufacturing expenses, including overhead expenses, as well as costs associated with our Patterns app, to cost of revenue. We incurred $3.5 million of expenses, which includes cost of materials, equipment depreciation and other expenses that are not capitalizable due to the adjustment of inventory carrying values to the net realizable value, all of which were previously classified as research and development to cost of revenue in 2020. Additionally, due to the transition to a commercialized company, we realized an increase of $1.6 million due to the classification of certain costs related to the Patterns app.

Our total gross loss is a result of the transition from being a research and development stage company to a manufacturing and commercialization stage company.

Research and Development Expenses. Our research and development expenses decreased by $4.8 million from $23.0 million in 2019 to $18.2 million in 2020. In 2019, we were a development stage company with primary efforts devoted to developing our manufacturing processes. In 2020, we commenced our semi-automated manufacturing process and transitioned to a commercialization stage company. As a result, we incurred $3.5 million of expenses, including cost of materials, equipment depreciation and other expenses that are not capitalizable due to the adjustment of inventory carrying values to net realizable value that were previously classified as research and development to cost of revenue in 2020. Additionally, due to the transition to a commercialized company, we realized a decrease of $1.6 million in research and development due to the classification of certain costs related to the Patterns app. This decrease was partially offset by an increase of $0.5 million in depreciation expense.

Sales and Marketing Expenses. Our sales and marketing expenses increased by $1.5 million from $4.3 million in 2019 to $5.8 million in 2020. The increase was primarily driven by increased sales and marketing efforts as a result of the limited commercial launch, as well as continued market research, and expanding sales channel preparations in anticipation of an expanded 2021 commercial launch. As a result, our market research and marketing strategy consulting expenses increased by $0.9 million, our personnel expenses increased by $0.4 million and our expenses related to customer support increased by $0.2 million.

General and Administrative Expenses. Our general and administrative expenses increased by $0.7 million from $2.9 million in 2019 to $3.6 million in 2020. The increase was due primarily to increased personnel expenses, legal, audit and consulting services.

Interest Expense. Our interest expense increased by $3.6 million from $2.7 million in 2019 to $6.3 million in 2020. The increase in interest expense was driven primarily by higher overall outstanding debt under our promissory notes, due to issuance of our 2020 promissory notes issued in February, April and September of 2020, and amortization of related debt discounts.

Change in Fair Value of Derivatives. Our change in fair value of derivatives increased by $7.5 million from a $0.3 million expense in 2019 to $7.2 million in income in 2020. The increase was driven primarily by the decline of $7.2 million in the fair value of the compound derivative instruments related to the 2019 and 2020 convertible notes, and a net decline in the fair value of our preferred stock warrant liability of $0.4 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
Net cash provided by (used in)
Operating activities	$(31,512)	$(32,555)	$(23,672)	$(14,997)
Investing activities	(7,354)	(7,460)	(5,342)	(1,659)
Financing activities	79,616	27,572	28,724	20,170

Net (decrease) increase in cash, cash equivalents, and restricted cash	$40,750	$(12,443)	$(290)	$3,514

Net Cash Used in Operating Activities—Net cash used in operating activities for the six months ended June 30, 2021 was $23.7 million, consisting primarily of a net loss of $31.5 million, partly offset by a decrease in operating assets and liabilities of $0.4 million and non-cash charges of $7.3 million. The decrease in operating assets and liabilities was due to a $0.3 million decrease in prepaid expenses and other current assets, an increase in inventories of $2.1 million, and a $1.1 million increase in other assets, partially offset by a $2.8 million decrease in accounts payable and accrued expenses and other current liabilities, and a $0.6 million decrease in other noncurrent liabilities. The non-cash charges primarily consisted of $1.2 million of depreciation and amortization expense and a net change in fair value of derivatives of $5.6 million.

Net cash used in operating activities for the six months ended June 30, 2020 was $15.0 million, consisting primarily of a net loss of $15.8 million, partly offset by a decrease in operating assets and liabilities of $0.3 million and non-cash charges of $0.6 million. The decrease in operating assets and liabilities was due to a $1.7 million decrease in accounts payable and accrued expenses and other current liabilities, partially offset by a $1.4 million increase in inventories. The non-cash charges primarily consisted of $1.1 million of depreciation and amortization expense and $3.4 million of non-cash interest expense, offset by a net change in fair value of derivatives of $3.9 million.

Net cash used in operating activities for the year ended December 31, 2020 was $31.5 million, consisting primarily of a net loss of $32.6 million, which included an increase in net operating assets of $0.1 million, partially offset by non-cash charges of $1.2 million. The $0.1 million increase in our operating assets was primarily due to a $1.9 million increase in inventory and a $0.6 million increase in prepaid expenses and other current assets, partially offset by a $2.4 million increase in accounts payable and accrued expenses and other current liabilities. The non-cash charges primarily consisted of a $6.1 million of non-cash interest expense and $2.2 million of depreciation and amortization expense, partially offset by a net change in fair value of derivatives of $7.2 million.

Net cash used in operating activities for the year ended December 31, 2019 was $32.6 million, consisting primarily of a net loss of $33.2 million and an increase in net operating assets of $3.0 million, offset by non-cash charges of $3.6 million. The increase in net operating assets was primarily due to increases in inventories of $2.9 million. The non-cash charges primarily consisted of depreciation and amortization of $1.6 million and $1.6 million of non-cash interest expense.

Net Cash Used in Investing Activities—Net cash used in investing activities in the six months ended June 30, 2021 and 2020 was $5.3 million and $1.7 million, respectively, consisting of purchases of property and equipment.

Net cash used in investing activities in the years ended December 31, 2020 and 2019 was $7.4 million and $7.5 million, respectively, consisting of purchases of property and equipment.

Net Cash Provided by Financing Activities—Net cash provided by financing activities in the six months ended June 30, 2021 and 2020 was $28.7 million and $20.2 million, respectively, and primarily relates to net proceeds of $35.9 million and $23.4 million from the issuance of notes payable and convertible notes, respectively, and $5.8 million from the issuance of New Series C and New Series C-1 redeemable convertible preferred stock in 2021, partly offset by the repayment of notes payable of $12.5 million and $3.0 million.

Net cash provided by financing activities in the year ended December 31, 2020 of $79.6 million primarily relates to net proceeds from issuance of New Series B and New Series B-1 redeemable convertible preferred stock of $52.5 million, net proceeds of $28.4 million from the issuance of convertible notes and $2 million from a loan obtained through the Paycheck Protection Program, or PPP, partially offset by the repayment of notes payable of $3.0 million and issuance costs related to New Series A and New Series A-1 redeemable convertible preferred stock of $0.3 million.

Net cash provided by financing activities in the year ended December 31, 2019 of $27.6 million primarily relates to net proceeds from issuance of convertible notes of $17.9 million and net proceeds of $13.0 million from the issuance of our Series 5 redeemable convertible preferred stock, partially offset by the repayment of notes payable of $3.3 million.

Liquidity and Capital Resources

Liquidity

We have incurred net losses and negative cash flows since inception. To date, our primary sources of capital have been private placements of redeemable convertible preferred stock and debt financing agreements. Since our inception, we have raised an aggregate of approximately $325.0 million in gross proceeds from the sale of our redeemable convertible preferred stock, borrowed and repaid $17.5 million of gross proceeds under the 2017 Loan Facility, and borrowed $37.5 million in gross proceeds under our 2021 Credit Agreement and 2021 Convertible Notes.

As of June 30, 2021, we had cash and cash equivalents of $43.2 million and an accumulated deficit of $284.0 million. In May 2021, we raised $5.8 million in gross proceeds from the issuance of New Series C and New Series C-1 redeemable convertible preferred stock and entered into the 2021 Credit Agreement, which provides for borrowings of up to $50.0 million in three tranches: $30.0 million available immediately and two $10.0 million tranches available upon achieving certain revenue milestones. In connection with the 2021 Credit Agreement, we issued the lenders convertible notes in an aggregate principal amount of $7.5 million. As of June 30, 2021, we had $30.1 million outstanding under our 2021 Credit Agreement (before debt discount) and $7.6 million outstanding under our 2021 Convertible Notes (before debt discount), as well as an additional $2.0 million outstanding under our PPP loan. Without giving effect to the net proceeds from this offering, we do not believe we have sufficient cash and cash equivalents on hand to fund our operations for at least 12 months after the date of issuance of our most recent financial statements appearing elsewhere in this prospectus. The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2020 included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern.

Based on our planned operations, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents will fund our operations through at least 12 months from the date of this prospectus. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depends on, many factors, including our growth rate, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, and the continued market adoption of our products. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or debt financing necessary to alleviate any substantial doubt about our ability to continue as a going concern or support our working capital requirements. In addition, no assurance can be given that additional financing will be available, or if available, will be offered to us on acceptable terms. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations and financial condition would be adversely affected, and, if we cannot continue as a viable entity, our stockholders may lose some or all of their investment in us.

2014 Credit Agreement with Oxford Finance LLC

In July 2014, we entered into a credit agreement, or the 2014 Credit Agreement, with Oxford Finance LLC, or Oxford. The 2014 Credit Agreement provided us with a term loan facility in an aggregate principal amount of up to $19.7 million. The term loan facility was repaid in full and the obligations under the 2014 Credit Agreement were terminated (other than the success fee and other inchoate indemnity obligations) in connection with new term loans in December 2017.

In connection with the 2014 Credit Agreement, we entered into a success fee agreement with Oxford, which was modified by an amended and restated success fee agreement in May 2016. Pursuant to the amended and restated success fee agreement, we agreed to pay to Oxford a fee in the amount of $2.5 million upon the initial public offering of our common stock. Our obligations under the amended and restated success fee agreement survived termination of the 2014 Credit Agreement and our obligations thereunder. We intend to pay the $2.5 million fee on the completion of this offering in accordance with the terms of the amended and restated success fee agreement.

2017 Loan Facility

In December 2017, we entered into a loan facility with Hercules Capital, Inc., as administrative agent, and several banks and other financial institutions or entities from time to time parties thereto, as lenders, for up to $30.0 million, available in three draw periods. We drew down the first tranche of $17.5 million and issued warrants exercisable for 1,819,078 shares of Series 4 redeemable preferred stock at $0.38 per share that expire in 10 years, which are currently exercisable for an aggregate of              shares of common stock, based on an initial public offering price of our common stock equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

On December 27, 2018, we amended the agreement to extend the end of the interest-only period from December 31, 2018 to March 31, 2019 and amended the final additional interest payment from 4.95% to 5.95% of the amount borrowed. We did not qualify to draw down on the additional tranches, and the amendment eliminated the future tranches of $12.5 million and resulted in a cancellation of the contingent warrants.

On May 31, 2019, we entered into a second amendment to loan and security agreement to extend the end of interest-only period from May 31, 2019 to September 1, 2019, include a further interest-only extension period if certain conditions are met, amend the final additional interest payment from 5.95% to 6.95%, incorporate a minimum cash covenant of $1.0 million and amend the warrant agreement to reflect the conversion of the shares of redeemable convertible preferred stock underlying the warrants from Series 4 to Series 5 shares. On August 29, 2019, we met the conditions to further extend the interest-only period from September 1, 2019 to October 1, 2019. In 2020, we entered into additional amendments to the loan and security agreement to extend the end of the interest-only period to March 1, 2021. On February 26, 2021, we entered into the eighth amendment to the 2017 Loan Facility loan and security agreement to extend the end of interest-only period from March 1, 2021 to May 1, 2021. On April 27, 2021, we entered into the ninth amendment to the loan and security agreement to extend the interest-only payment period from May 1, 2021 to coincide with the loan maturity date of June 1, 2021.

The amounts due under the 2017 Loan Facility have a maturity date of 42 months from loan closing. The loan facility bears interest at the greater of 9.25% or 9.25% plus U.S. WSJ Prime minus 4.25%. The collateral for the loan facility includes all of our current and future assets and fixtures, including intellectual property.

For the years ended December 31, 2020 and 2019, we recorded $1.6 million and $2.5 million, respectively, of interest expense related to the 2017 Loan Facility. For the six months ended June 30, 2021 and 2020, we recorded $0.5 million and $0.9 million, respectively, of interest expense related to the 2017 Loan Facility. We also accrue for the final payments using effective interest rate method over the term of the loan facility. We recorded $0.3 million and $0.5 million during 2020 and 2019, respectively, resulting in a total final interest payment liability of $1.1 million and $0.9 million as of December 31, 2020 and 2019, respectively. We recorded $0.1 million during the six months ended June 30, 2021, resulting in a total final interest payment liability of $1.2 million.

Our weighted-average borrowing rate was 9.25%, 9.34% and 10.13% as of May 24, 2021, December 31, 2020 and December 31, 2019, respectively.

On May 24, 2021, we fully repaid all amounts outstanding under the 2017 Loan Facility prior to maturity with the proceeds from the 2021 Credit Agreement.

Paycheck Protection Program Loan

In July 2020, we entered into a note with Silicon Valley Bank pursuant to the PPP for the amount of $2.0 million, or the PPP Loan. The PPP, established as part of the Coronavirus Aid, Relief, and

Economic Security Act, or the CARES Act, provides for loans to qualifying businesses and is administered by the U.S. Small Business Administration, or the SBA. The term of the PPP Loan is five years. The annual interest rate of the PPP Loan is 1%. There shall be no payments due by the Company from the date of the loan and continuing until the earlier of (1) such time as a forgiveness amount is remitted to SBA, (2) such time as the SBA determines the Loan is not eligible for forgiveness, in whole or in part and (3) if the Company fails to properly apply for forgiveness pursuant to Section 1106 of the CARES Act. We used the entire PPP Loan for payroll expenses. We may prepay the PPP Loan at any time prior to maturity with no prepayment penalties. We plan to prepay the PPP Loan from the proceeds of this offering.

2021 Debt Facility

In May 2021, we entered into a borrowing facility with a lender, or the 2021 Debt Facility, under which we received total gross cash proceeds of $37.5 million. The 2021 Debt Facility consisted of the 2021 Credit Agreement and the 2021 Convertible Notes. Further, in conjunction with the 2021 Debt Facility, we issued to the lender warrants to purchase shares of the Company’s capital stock, or the May 2021 warrants. The estimated fair value of the May 2021 warrants at issuance of $2.4 million was based on the Black-Scholes option-pricing model and probability of future draw downs. The May 2021 warrants were recorded at the fair value as a debt discount and as a warrant liability. In conjunction with the 2021 Debt Facility, we also incurred $0.5 million in lender fees and $1.1 million in debt issuance costs.

2021 Credit Agreement

The 2021 Credit Agreement matures on March 31, 2026, or the 2021 Credit Agreement maturity date, and, unless an event of default is continuing, has a stated floating interest rate which equates to three-month LIBOR (or 1%, whichever is higher, further referred to as the “base rate”) plus 11.00%. The loan principal is repayable in four quarterly installments commencing on June 30, 2025. So long as no event of default is continuing and unless we select to pay all interest in cash, any amount greater than 3 month LIBOR plus 7.00% shall be paid-in-kind by adding such excess amount to the outstanding principal amount of the loans then outstanding, up and until June 30, 2025. On and after June 30, 2025, all interest shall only be payable in cash. Final payment of the remaining principal at the termination of the loan is due on March 31, 2026 (or earlier, as set forth in the 2021 Credit Agreement). In addition, we must pay to the lender a 1.5% one time fee in connection with each Term B loan borrowing or Term C loan borrowing pursuant to the 2021 Credit Agreement.

The 2021 Credit Agreement is split into three tranches as follows: (i) the Term A loan provides for $30.0 million available to draw upon entering into the 2021 Credit Agreement, (ii) the Term B loan provides for $10.0 million upon our achievement of specified revenue level by June 30, 2022, and (iii) the Term Loan C provides for an additional $10.0 million upon our achievement of a specified revenue level by December 31, 2022. In May 2021, we borrowed $30.0 million under the Term Loan A, while the amounts under the Term B and Term C loans remain undrawn.

We may prepay the 2021 Credit Agreement prior to the 2021 Credit Agreement maturity date in the amount of at least $5.0 million and in further increments of $1.0 million. The 2021 Credit Agreement becomes immediately repayable in full upon an event of default that has occurred and is continuing, at the request of the lenders having total credit exposures representing more than 50% of the total credit exposures of all lenders (excluding defaulting lenders) under the 2021 Credit Agreement, or the Required Lenders, and change of control. In addition, the 2021 Credit Agreement becomes immediately repayable in part or in full upon certain voluntary or involuntary dispositions and certain receipts of cash proceeds, including issuance of new debt. Upon either voluntary or involuntary prepayment, we are required to pay to the lender a prepayment premium of (i) (a) in connection with a change of control occurring after May 24, 2021 in which any person or group becomes the beneficial owner of our equity interests, representing more than 50% of the aggregate ordinary voting power in the election of the our board of directors, or a Takeover Change of Control, 15.00% of the outstanding unpaid principal amounts prepaid prior to March 31, 2023, or (b) other than in connection with a Takeover Change of Control, the make-whole amount with respect to such payment, (ii) 7.50% of the outstanding unpaid principal amount prepaid or required to be paid after March 31, 2023 but before March 31, 2024, (iii) 5.00% of the outstanding unpaid principal amount with respect to any prepayment made after March 31, 2024 but before March 31, 2025, and (iv) 2.50% of the outstanding unpaid principal amount prepaid with respect to any prepayment after March 31, 2025.

We required to meet minimum consolidated revenues for any four consecutive fiscal quarters commencing June 30, 2022 in specified amounts. In addition, the 2021 Credit Agreement includes customary negative covenants. As of June 30, 2021, we were in compliance with all financial covenants attaching to the 2021 Credit Agreement.

The 2021 Credit Agreement is subject to full or partial prepayment in the event we default on our obligations under the 2021 Credit Agreement, undergo certain voluntary or involuntary dispositions of assets, or in the event of change of control.

2021 Convertible Notes

In conjunction with the 2021 Debt Facility, we issued to the same lender 2021 Convertible Notes for gross proceeds of $7.5 million. Simple interest on the unpaid principal balance of the 2021 Convertible Notes accrues from the issuance date at a rate of 8.0% per year and is payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the 2021 Convertible Notes are to mature on March 31, 2024.

The 2021 Convertible Notes will automatically convert into             shares of our common stock upon the completion of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

Funding Requirements

We expect to continue to make substantial investments in building our U.S. commercial infrastructure and improving our existing products and developing new products. Even if this offering is successful, we may need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek to raise any additional capital through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources.

Our future capital requirements will depend on many factors, including:

•	the timing, receipt and amount of sales from our current and future products;

•	the cost of manufacturing, either ourselves or through third-party manufacturers, our products;

•	the cost and timing of expanding our sales, marketing and distribution capabilities;

•	the terms and timing of any other partnership, licensing and other arrangements that we may establish;

•	any product liability or other lawsuits related to our current or future products;

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company;

•	the duration and severity of the COVID-19 pandemic and its impact on our business and financial markets generally;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected.

Critical Accounting Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 to our audited financial statements as of and for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting estimates, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Stock-Based Compensation and Fair Value of Common Stock

We maintain performance incentive plans under which incentive and nonqualified stock options are granted primarily to employees and may be granted to non-employee consultants.

Stock-based compensation expense related to awards to employees is measured at the grant date based on the fair value of the award. The fair value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The expense recognized for the portion of the award that is expected to vest has been reduced by an estimated forfeiture rate.

We use the Black-Scholes option valuation model, which requires the use of estimates, such as stock price, volatility of our common stock, expected term, a risk-free interest rate and the expected dividend yield.

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Expected volatility—Because our common stock has not been publicly traded, the expected volatility for our stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards.

•	Expected term—The expected term represents the weighted-average period these stock awards are expected to remain outstanding. We do not have sufficient historical exercise and post-vesting termination activity to provide accurate data for estimating the expected term of options and have opted to use the “simplified method,” whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

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Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

•	Expected dividend yield—The expected dividend rate is zero as we currently have no history or expectation of declaring dividends on our common stock.

Expected forfeitures are based on our historical experience. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock compensation expense to be recognized in future periods.

Stock-based compensation expense related to awards to non-employees is recognized based on the then-current fair value at each measurement date over the associated service period of the award, which is generally the vesting term, using the straight-line amortization method. The fair value of non-employee stock options is estimated using the Black-Scholes valuation model with assumptions generally consistent with those used for employee stock options, with the exception of the expected term, which is the remaining contractual life at each measurement date.

Prior to our initial public offering, the fair value of our common stock was determined by the board of directors with assistance from management and based, in part, on input from an independent third-party valuation firm. The board of directors determines the fair value of common stock by considering a number of objective and subjective factors, including valuations of comparable companies, sales of redeemable convertible preferred stock, operating and financial performance, the lack of liquidity our common stock and the general and industry-specific economic outlook.

Our valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using the “backsolve” method, which estimates the fair value of our company by reference to the value and preferences of our last round of financing, as well as our capitalization.

The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management’s judgment, including external market conditions affecting the medical device industry and trends within the industry:

•	Our stage of development;

•	The rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	The prices at which we sold shares of our redeemable convertible preferred stock;

•	Our financial condition and operating results, including our levels of available capital resources;

•	The progress of our research and development efforts, our stage of development and business strategy;

•	Equity market conditions affecting comparable public companies; and

•	General U.S. market conditions and the lack of marketability of our common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

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Income approach. The income approach attempts to value an asset or security by estimating the present value of the future economic benefits it is expected to produce. These benefits can include earnings, cost savings, tax deductions and disposition proceeds from the asset. An indication of value may be developed in this approach by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation over the asset’s holding period and the risks associated with realizing the cash flows in the amounts and at the times projected. The discount rate selected is typically based on rates of return available from alternative investments of similar type and quality as of the valuation date. The most commonly employed income approach to valuation is the discounted cash flow analysis.

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Market Approach. The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. Sales and offering prices for comparable assets are adjusted to reflect differences between the asset being valued and the comparable assets, such as, location, time and terms of sale, utility and physical characteristics. When applied to the valuation of equity, the analysis may include consideration of the financial condition and operating performance of the company being valued relative to those of publicly traded companies or to those of companies acquired in a single transaction, which operate in the same or similar lines of business.

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Cost Approach. The cost approach to valuation is based upon the concept of replacement cost as an indicator of value and the notion that an investor would pay no more for an asset than what it would cost to replace the asset with one of equal utility. The cost approach estimates value based upon the estimated cost of replacing or reproducing the asset, less adjustments for physical deterioration and functional obsolescence, if relevant. When applied to an enterprise, a type of cost approach referred to as the Net Asset Method is sometimes employed. This method measures the value of equity as the sum of the values of its assets reduced by the sum of the values of its liabilities. The resulting equity is reflective of a 100% ownership interest in the business. This approach is frequently used in valuing holding companies.

Based on our early stage of development and other relevant factors, we considered all three approaches and have chosen to apply both income and market approaches in our analyses. We determined these approaches were the most appropriate methods for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed for periods as of June 30, 2021 or earlier. In determining the estimated fair value of our common stock, we also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

After the completion of this offering, the fair value of each share of underlying common stock will be determined based on the closing quoted market price of our common stock on the date of grant.

The intrinsic value of all outstanding options as of June 30, 2021 was $             million based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, of which approximately $             million is related to vested options and approximately $             million is related to unvested options.

Derivative Liabilities

We have determined that our obligation to pay a success fee to a former lender upon a successful liquidation event represents a freestanding financial instrument. The instrument is classified as a liability in the balance sheets, is initially recorded at fair value and is subject to remeasurement to fair value at each balance sheet date, with any change in fair value recognized in other expense, net in the statements of operations and comprehensive loss.

We determined that convertible notes issued to certain shareholders in August 2019, November 2019, December 2019, February 2020, April 2020 and September 2020 contained embedded features that provided lenders with multiple settlement alternatives. Certain settlement features provided the lenders the right or obligation to receive cash or a variable number of shares upon the completion of a capital raising transactions, an initial public offering, change of control, the closing of the sale or other disposition of all or substantially all of our assets or our default, or the redemption features.

Certain redemption features embedded in the convertible notes met the requirements for separate accounting and were accounted for as a single compound derivative instrument for each round of the convertible notes and are classified as liabilities in the balance sheets. These compound derivative instruments were recorded at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in other expense, net in the statements of operations and comprehensive loss. On October 15, 2020, all convertible notes were converted into New Series B redeemable convertible preferred stock and the respective derivative instruments were extinguished.

In May 2021, we entered into the 2021 Debt Facility, which consisted of the 2021 Credit Agreement and the 2021 Convertible Notes. We determined that the 2021 Credit Agreement contains embedded features, or the Prepayment Features, that allow the lender to demand full or partial prepayment of the 2021 Credit Agreement in the event we default on our obligations under the 2021 Credit Agreement, undergo certain voluntary or involuntary dispositions of assets, or in the event of a change of control.

The 2021 Convertible Notes contain embedded features that provide the lender with multiple settlement alternatives. The lender will receive cash or a variable number of shares upon the completion a capital raising transaction, a merger with a special purpose acquisition company, or a SPAC, an IPO, the closing of the sale or other disposition of all or substantially all of our assets or default, which we refer to as Redemption Features. The lender will receive a fixed number of shares upon maturity.

Certain Redemption Features and Prepayment Features embedded in the 2021 Debt Facility met the requirements for separate accounting and were accounted for as a single compound derivative instrument. This compound derivative instrument was recorded at fair value at inception and is subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in other expense, net in the statements of operations and comprehensive loss.

Preferred Stock Tranche Option

The New Series B and New Series B-1 redeemable convertible preferred stock contained tranche options that allowed the investors to participate in future rounds of redeemable convertible preferred stock issuance, or the preferred stock tranche option. We determined that the preferred stock tranche options represented freestanding financial instruments and classified as liabilities in the balance sheets. The preferred stock tranche options were initially recorded at fair value and were subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in other expense, net in the statement of operations and comprehensive loss. In May 2021, we issued shares of New Series C and New Series C-1 redeemable convertible preferred stock in connection with the partial exercise of the preferred stock tranche option by the holders, while the unexercised portion of the preferred stock tranche option expired.

Contractual Obligations and Commitments

As of June 30, 2021, we have certain non-cancelable purchase commitments with a supplier for raw materials used in the manufacture of our products and an operating lease commitment for approximately 62,000 square feet of our office space. For more information on our contractual obligations and commitments see Note 6 to our audited financial statements as of and for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The risk associated with fluctuating interest rates is primarily limited to our cash equivalents, which are carried at quoted market prices. Due to the short-term maturities and low risk profile of our cash equivalents, an immediate 1% change in interest rates would not have a material effect on the fair value of our cash equivalents. We do not currently use or plan to use financial derivatives in our investment portfolio. As of June 30, 2021, we had $30.1 million in variable rate debt outstanding. Our 2021 term loan bears interest per annum at 11% plus the greater of 1% or the three-month LIBOR rate. A hypothetical change in interest rates of 10% of the current rates would not have resulted in a significant change in our interest expense in the year ended December 31, 2020 and the six months ended June 30, 2021.

Foreign Currency Risk

Our business is primarily conducted in U.S. dollars. Any transactions that may be conducted in foreign currencies are not expected to have a material effect on our results of operations, financial position or cash flows.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

Recently Issued Accounting Pronouncements

See Note 2 to our annual and interim financial statements included elsewhere in this prospectus for new accounting pronouncements not yet adopted as of the date of this prospectus.

BUSINESS

Overview

We are a commercial-stage medical technology and digital health company focused on developing comprehensive solutions to improve the health and quality of life of people with diabetes. We developed our first commercial product, the POGO Automatic Blood Glucose Monitoring System, or POGO Automatic, to revolutionize the blood glucose testing process for individuals living with diabetes. POGO Automatic is an FDA cleared, automated, self-contained handheld monitor that enables patients to accurately measure blood glucose levels within seconds. POGO Automatic, combined with our Patterns app, offers full connectivity through our secure cloud-based digital health ecosystem, the Patterns app, which centralizes each patient’s blood glucose testing data in a digital form that can be shared with healthcare providers and others who play a central role in assisting with a patient’s diabetes treatment and testing regimen. We believe the convenience and simplicity of POGO Automatic will help remove the barriers to traditional glucose testing for people diagnosed with diabetes, and help them achieve their glucose level goals.

Diabetes is a chronic and progressive, life-threatening disease that requires ongoing monitoring of blood glucose levels. Testing blood glucose levels is an integral part of one’s diabetes treatment regimen as it informs both lifestyle choices, such as diet and activity, and the treatment plans, such as oral anti-diabetics drugs and insulin injections, available to manage diabetes. While patients’ treatment plans vary, current American Diabetes Association, or ADA, guidelines recommend that patients with diabetes regularly self-monitor their blood glucose levels up to multiple times a day — with testing frequency increasing with more advanced treatment plans.

Diabetes is a prevalent disease and a large economic burden in the United States and abroad. The International Diabetes Foundation, or IDF, estimated the global diabetes prevalence at 463 million people in 2019, and expected it to rise to 700 million and result in $845 billion in annual diabetes-related healthcare expenditures by 2045. According to the Center for Disease Control and Prevention, or CDC, 2020 National Diabetes Statistics Report, in 2018, approximately 34.2 million people in the United States, or approximately 10.5% of the total U.S. population, suffered from diabetes and 26.8 million adults were formally diagnosed and were aware of their condition. The diagnosed U.S. diabetes population was estimated to have grown at a compound annual growth rate, or CAGR, of 1.8% for type 1 diabetes and 4.0% for type 2 diabetes from 2000 to 2019. We believe POGO Automatic’s simplified approach to blood glucose monitoring offers a better option for patients and has application across the diabetes population.

Traditional BGM or CGM systems measure glucose levels but have significant practical and lifestyle limitations. BGM testing is a cost-effective and accurate option for monitoring glucose levels because it directly tests a patient’s blood, typically through a finger prick. However, BGM testing involves a complicated, multi-step process that requires users to carry multiple testing supplies, including a meter, test strips, a lancing device and lancets, and also requires the user to dispose of sharp used lancets and other biohazardous waste after each use. The multi-step nature of traditional BGM testing makes it difficult to be performed discreetly or on-the-go. CGM systems address some of the practical limitations of BGM by utilizing implantable sensor technology to test interstitial glucose levels, yet CGM penetration of the glucose testing market has been limited to date, targeting primarily type 1 patients and intensive insulin users. In 2020, approximately only 1.7 million people in the United States, or approximately 6.3% of the U.S. diagnosed diabetes population used CGM devices as their primary method of glucose testing, despite having been commercially available to U.S. diabetes patients for over 20 years since its FDA approval in 1999. We believe limitations of CGM include the inconvenience associated with inserting and regularly replacing the CGM sensor under the skin, physical discomfort and embarrassment associated with wearing the CGM sensor, high out-of-pocket costs for patients, high costs for payors, less reliable testing accuracy associated with monitoring interstitial glucose levels as compared to blood glucose levels, and user fatigue due to the constant delivery of data to the user. Notwithstanding its limitations, traditional BGM continues to be the prevailing testing method for the approximately 25 million individuals in the United States diagnosed with diabetes who do not use CGM. We believe that market represents a significant opportunity, as POGO Automatic offers an attractive new category of blood glucose monitoring that addresses the many limitations of BGM and CGM.

POGO Automatic is the first and only FDA cleared, automatic blood glucose monitoring system, or ABGM, that lances and collects blood in just One-Step without the need to individually load lancets or test strips, delivering a greatly simplified and discreet blood glucose testing experience, that is less disruptive to the user’s everyday life. POGO Automatic’s hand-held monitor integrates 10 lancets and 10 test strips into a single, easily replaceable 10-test Cartridge. Additionally, after each test, the Cartridge automatically retracts the used lancet and test strip back into the Cartridge and automatically provides a fresh lancet and test strip for the next test. As a result, unlike BGM users who must locate a sharps container to dispose of used lancets after each test, a POGO Automatic user only needs to replace and dispose of the Cartridge after a 10-test cycle is complete.

POGO Automatic automatically syncs with our Patterns app, which enables users to see their glucose testing results on their smartphone or computer and easily identify changes they can make in their lifestyle choices, such as diet and activity, and treatment plans, such as oral anti-diabetics drugs and insulin injections, to address their blood glucose levels. The Patterns app offers personalized, data-driven insights by analyzing each user’s test results and summarizing those results in a simple interactive platform, one which also enables easy sharing with a healthcare team. Additionally, for POGO Automatic users wanting extra assistance, our app provides access to optional one-on-one live third-party coaching services for a monthly fee to help participants achieve their personal health goals.

In February 2020, we initiated a limited commercial launch of POGO Automatic through our online POGO Store. We recently launched our HCP-Rx sales channel in 20 territories in August 2021, and our POGO Automatic Monitor and 10-test Cartridges became available upon request at Walgreens through our distribution agreement with AmerisourceBergen. We currently expect POGO Automatic Monitor and 10-test Cartridges to become available upon request at CVS during the fourth quarter 2021 through our distribution agreement with Cardinal Health, subject to the completion and timing, and our compliance with the requirements, of their new supplier and item setup protocols. Our multi-channel approach is designed to provide greater convenience and flexibility for our customers to acquire POGO Automatic Monitors and Cartridges. Our initial focus is on the U.S. commercial insurance and cash pay markets. Our direct sales force will target HCPs who are high prescribers of BGM supplies to promote the exclusive features and benefits of POGO Automatic with fulfillment of prescriptions at retail pharmacies. We also offer a DTC online channel, which enables patients who cannot access a retail pharmacy to purchase POGO Automatic at our online POGO Store. We also plan to launch a targeted retail cash pay OTC sales channel as well as an employer sales channel as part of our commercial strategy, which we refer to as our POGO 360 Diabetes Management Program employer sales channel. To execute our commercial plan, as of August 2021, we had hired and trained approximately 20 HCP Sales Specialists, three HCP Regional Sales Directors, and a Vice President of HCP Sales, who we plan to deploy across 20 U.S. sales markets, which we believe represents over 50% of the U.S. diabetes testing market. We plan to continue expanding in the United States beyond these markets as our business grows, eventually targeting a total of 30 U.S. markets, which we believe accounts for over 65% of the test strip business in the United States.

Our Success Factors

We believe the following success factors will enable us to achieve our mission of simplifying diabetes management for patients.

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Large and growing diabetes testing population. In its 2020 National Diabetes Statistics Report the CDC estimated that 34.2 million people were living with diabetes in the United States in 2018, of which 26.8 million adults had been diagnosed, and that 1.5 million U.S. adults were newly diagnosed with diabetes during the course of the year, representing an annual increase of 5.6% in diagnosed U.S. adults. The CDC further estimated that in 2018 between 90% and 95% of people with diabetes in the United States had the type 2 form of the disease and that an additional 88 million Americans had “prediabetes,” which means a higher than normal blood glucose level. According to the Permanente Journal, 37% of patients diagnosed with prediabetes who fail to make lifestyle changes could develop type 2 diabetes within four years.

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Differentiated ABGM technology with significant advantages over existing glucose monitoring technologies. POGO Automatic was developed to revolutionize a testing process that has seen limited innovation over the last two decades. POGO Automatic integrates test strips, lancets and a lancing device into an automated, self-contained handheld device. By consolidating a traditional 10-15+ step BGM process into a simplified and easy to use, One-Step test, we believe POGO Automatic has significantly improved the user experience and enables patients to easily obtain test results in seconds. POGO Automatic’s innovative self-contained 10-test Cartridge and monitor alleviates issues with test strip and lancet handling and disposal and allow convenient, discreet testing. We believe the testing advantages of POGO Automatic over traditional BGM can encourage increased patient testing and engagement, leading to better self-care, fewer emergency room visits and in-patient admissions, and ultimately, a lower cost of care. POGO Automatic also has significant advantages over CGM systems, including greater testing accuracy, freedom from uncomfortable attachments that also interfere with lifestyle, and on-demand data with fewer disruptive alerts. We believe that POGO Automatic’s cost-effective, efficient and accurate testing solution will lead to significant penetration of the large and growing U.S. diabetes patient population.

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Complete care circle connectivity through the Patterns app. As part of our comprehensive diabetes management solution, we offer the Patterns app to every POGO Automatic user, allowing full connectivity to the user’s broader support network including HCPs, caregivers, coaches and employers. The Patterns app offers a native mobile app for Apple iOS and Android and a web portal for HCPs. The POGO Automatic Monitor syncs with the Patterns app to transfer blood glucose testing information, including the blood glucose result, time and day of test result and meal marker information from the Monitor. This information is then synced with a cloud-based database. The Patterns app also syncs with the cloud-based database to automatically download health and activity data such as weight, exercise, sleep and other biometric information from third-party sources, while also including in-app nutrition data. The Patterns app centralizes each patient’s diabetes and other health data and uses a rules engine to provide health observations directly to patients, caregivers and providers, while also providing underlying health data to HCPs for further analysis. The app provides alerts, testing schedule reminders and emergency notifications to promote compliance and provide peace of mind for caregivers and individuals managing their diabetes journeys. The Patterns app offers optional, live, one-on-one professional diabetes coaching by a third-party service provider accessible directly through the app for a monthly fee. We believe The Patterns app enhances the user experience and increases patient engagement and testing utilization while also strengthening POGO Automatic account retention.

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Strong consumer and physician preference for POGO Automatic over other solutions. Our market research has shown that POGO Automatic continually elicits strong favorable responses, recommendations, and purchase intent from HCPs and patients, if available at a reasonable co-pay or out-of-pocket cost. In a March 2021 study that we commissioned with over 150 endocrinologists, primary care physicians, or PCPs, and Certified Diabetes Care and Education Specialists, or CDCESs, 78% responded that they found POGO Automatic extremely or very unique, while 79% responded that they found POGO Automatic extremely or very relevant to their practice, and 85% would definitely or probably recommend or prescribe POGO Automatic to their patients at a reasonable price or co-pay. A subsequent 2021 study that we commissioned of 200 people with diabetes reached a similar positive conclusion. 87% of those patients surveyed viewed POGO Automatic as much or somewhat better than their current meter while 83% would definitely or probably purchase POGO Automatic if available at a reasonable co-pay or out-of-pocket cost. 83% of people with diabetes surveyed also noted that they would definitely or probably ask their HCP to write a prescription for POGO Automatic while approximately 75% said that the Patterns app makes them more likely to purchase POGO Automatic. We believe these research results reinforce the need for better testing solutions, which POGO Automatic is poised to address in the market.

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Commercial infrastructure with network of prescribing physicians and prescription channel partners. We have assembled a sales force of experienced representatives with in-depth knowledge of our target market in order to build awareness for POGO Automatic and open new commercial accounts across the physician community. We plan for our initial sales force to call on approximately 1,800 of the top endocrinologists and PCPs prescribing diabetes tests, which we believe represents over 50% of the U.S. diabetes testing market. We have entered into agreements with two major pharmaceutical wholesale distribution companies, and as part of our expanded launch, our POGO Automatic Monitor and 10-test Cartridges will be available upon request through over 3,600 CVS and Walgreens retail pharmacies, where our customers may fill their prescriptions. Outside of our initial target markets, there are approximately 15,400 CVS and Walgreens pharmacies through which we could sell these products. Through our HCP-Rx sales channel, we plan to make POGO Automatic available through prescription and pharmacy benefit plans, which will be familiar to patients who fill medication and BGM prescriptions. In addition to our HCP-Rx sales channel, patients can purchase a POGO Automatic Monitor and Cartridges directly though the online POGO Store. We have designed our initial physician and pharmacy network to maximize access and convenience for our customers.

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Experienced, proven management team with deep industry experience. Our senior management team includes seasoned, proven individuals with management experience across a broad range of disciplines within the diabetes, medical device, pharmaceutical and consumer electronics spaces. They have a track record of successfully bringing products to market, with significant expertise in development, regulatory approval and commercialization activities, and many have held leadership positions in both public and private companies.

Our Growth Strategies

Our goal is to become the standard of care for the millions of patients who regularly test to determine their blood glucose levels. We are implementing the following strategies to achieve this goal:

•	Grow our commercial infrastructure through additional direct sales and marketing team hires and expand our retail pharmacy coverage

Our strategy is to target high-prescribing physicians. We are initially targeting 20 U.S. markets across 19 states and accounting for over 50% of U.S. diabetes test volume, and plan to focus on 90 HCPs in each market who are located within close driving distance of an HCP Sales Specialist to facilitate frequent access to these HCPs. We plan to continue expanding in the

United States beyond these markets as our business grows, eventually targeting a total of 30 U.S. markets accounting for over 65% of the test strip business in the United States. As of August 2021, we have hired approximately 20 HCP Sales Specialists and we plan to grow our sales force over time and to continue to optimize our representatives’ coverage across territories. We also plan to expand our distribution to additional retail pharmacy locations, both to new locations of our existing retail pharmacy partners and to locations within new retail pharmacy chains through potential future agreements with other pharmaceutical distributors.

•	Continue to improve market access and secure third-party payor coverage and reimbursement for POGO Automatic

We estimate that there are currently over 258 million U.S. patient lives (which includes patients without diabetes) covered through prescription and pharmacy benefit plans. While we are unable to determine the portion of U.S. patient lives covered that includes patients with diabetes, we believe a number of the 26.8 million adults diagnosed with diabetes in the United States are covered by prescription and pharmacy benefit plans. As of June 2021, an estimated 51 million U.S. patient lives (which includes patients without diabetes) were covered temporarily or permanently by over 250 prescription and pharmacy benefit plans for POGO Automatic Cartridges. Of those 51 million lives, an estimated 87% are covered on the Tier 3 level of plan coverage. Drugs in Tier 3 typically have the highest co-payment and are often brand name drugs that have a generic version available. Tier 1 drugs generally offer the lowest co-payment and are often generic versions of brand name drugs. Tier 2 drugs generally offer a medium co-payment and are often brand name drugs. Tier 4+ drugs are often considered specialty drugs and are typically used to cover serious illness.

We estimate that co-pays for CGM products can range from $76 to $118 per month on a weighted average basis based on the estimated number of patients with plan coverage in the various tiers, while co-pays for traditional BGM products range from $43 to $56 for 100 tests. Based on the estimated number of patients with plan coverage in the various tiers, we estimate that the weighted average co-pay per prescription for Cartridges will be $58.

A 2017 co-pay pricing study that we commissioned surveyed 556 consumers online and presented them with a $50 POGO Automatic Cartridge monthly package option. 75% of consumers who responded that they were willing to purchase the POGO Automatic also responded that there was a good possibility or better that they would purchase POGO Automatic Cartridges at prices ranging from up to approximately $13 to $27 more than their current co-pay.

We plan to increase specific coverage for POGO Automatic through these benefit plans via active marketing of POGO Automatic and ongoing negotiations with individual commercial payors, supported by value communication presentations to ensure differentiation from other BGM devices. For example, we have signed contracts with a leading integrated health care system effective September 2021 and a leading Medicare Advantage plan effective August 2021, and we are pursuing contracts with commercial health plans, Pharmacy Benefit Managers (PBMs) and additional Medicare Advantage plans.

•	Drive consumer interest through targeted DTC marketing campaigns

Diabetes care technology already generates significant social and other digital media interest through caregivers’ and consumers’ discussions of personal use experiences and reviews of the latest diabetes technology. We plan to use targeted digital marketing and advertising to drive awareness and interest in POGO Automatic among consumers and their caregivers. In particular, we plan to employ search engine marketing, or SEM, advertisements and social media advertisements to efficiently reach our target audience and drive customers to obtain a prescription or to our online POGO Store for direct purchase. We have also built deep connections with medical experts who have extensive knowledge and influence in the diabetes space and can speak to the efficacy of the POGO Automatic, which we will combine with our DTC online and influencer campaigns to better reach our target customers.

•	Continue to develop and launch innovative, consumer-focused products and apps to become a prominent player in diabetes testing

We intend to attain market leadership in diabetes testing by offering a convenient, connected and easy-to-use testing solution for diabetes patients. We intend to maintain that position through continuous improvements in our product and software technology, through internal product development and potential external partnerships. We plan to pursue clearance of expanded indications in the United States as well as CE marking and Japanese approval, which would enable commercialization in the European Union and Japan.

•	Market POGO 360 to companies looking to manage the costs of their employees’ healthcare through enhanced diabetes management programs

Due to the high cost of care and significant impact on their employees’ health, there is increasing demand from employers for enhanced, employer-level diabetes management programs. We have successfully launched three pilot employer initiatives under POGO 360. This experience allowed us to validate our enterprise solution and begin our roll out of POGO 360 to employers to provide their employees access to our POGO Automatic Monitor, Cartridges and our enterprise coaching programs. POGO 360 is comprehensively designed to reduce testing barriers, provide evidence-based live coaching through a third-party service provider and support ongoing engagement with employees. We believe this program will be of significant value to the employer marketplace.

•	Access the U.S. Medicare patient population opportunity through our remote patient monitoring strategy

Our Remote Patient Monitoring, or RPM, solution enables physicians to monitor their diabetes patients’ testing frequency, blood glucose levels and other information through POGO Automatic and the Patterns app. The Centers for Medicare & Medicaid Services, or CMS, recently established separate payment for remote physiologic monitoring services, allowing physicians and other qualified healthcare professionals to bill Medicare for initial RPM setup and patient education, time spent on monitoring and analyzing patient data, live interaction with patients, and for the supply of necessary devices and testing supplies. One of our potential revenue expansion opportunities is to seek to enter into contracts directly with these physicians for the use of our remote patient monitoring Patterns, HCP web portal and for provision of POGO Automatic Monitor and Cartridges directly to their patients.

Market Opportunity

Diabetes Overview

Diabetes is a progressive, life-threatening chronic disease where the body does not produce sufficient levels of insulin or fails to utilize insulin effectively. This inability results in abnormally high levels of glucose in the blood and prevents the body from adequately regulating its blood glucose levels. Glucose is the primary source of energy for cells, and deviations from regular levels can prevent optimal cell function and lead to other significant adverse health consequences. Long-term complications from diabetes develop gradually, and the longer a patient has diabetes, the higher the risk of complications that may be life threatening.

There are two major types of chronic diabetes, neither of which has a known cure.

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Type 1 diabetes is an autoimmune disorder that is characterized by the pancreas’s inability to produce insulin. This disease usually develops during childhood and results from the auto-destruction of insulin producing cells in the pancreas. To manage the disease, patients with type 1 diabetes must rely on frequent insulin injections to regulate and manage their blood glucose levels which requires frequent measurement of glucose levels.

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Type 2 diabetes is a metabolic disorder that is characterized by the body’s inability to respond to or utilize insulin effectively. Management of type 2 diabetes varies based on severity, but management methods include diet and exercise, oral medications and insulin injections and requires frequent measurement of glucose levels.

Diabetes is accompanied by both short-term and long-term health consequences. Short-term complications include extreme hunger, unexplained weight loss, ketones in the urine, fatigue, irritability, blurred vision, slow-healing sores and frequent infections. Longer-term complications of diabetes include various skin conditions, hearing impairment, depression, eye damage, nerve damage (neuropathy), kidney damage (nephropathy), Alzheimer’s disease, limb amputation, cardiovascular diseases and, if left untreated, possible death. According to the National Institute of Diabetes and Digestive and Kidney Diseases, or NIDDK, diabetes is the leading cause of kidney failure, non-traumatic lower limb amputations and new cases of blindness in the United States, while according to the CDC, diabetes is the 7th leading cause of death in the United States, with diabetes contributing to over 270,000 American deaths in 2017. Additionally, statistics from the National Center for Biotechnology Information, or NCBI, found that there is a high correlation between cardiovascular diseases and diabetes—at least 68% of diabetes patients aged 65 or older die from some form of heart disease and 16% die of stroke. Furthermore, the NCBI found that adults with diabetes are two to four times more likely to die from heart disease than adults without diabetes.

Diabetes Prevalence and Economic Impact

Pervasive trends of an aging population, sedentary lifestyles and increasing obesity are contributing to the prevalence of people afflicted and diagnosed with diabetes. The International Diabetes Federation, or IDF, estimated that in 2019, approximately 463 million adults (age 20-79) around the world suffered from diabetes, resulting in annual diabetes-related healthcare expenditures of $760.3 billion. In addition, the IDF predicts that the global diabetic population will increase to 700.2 million people by 2045 with an estimated $845 billion in annual diabetes-related healthcare spend. According to the IDF, there were an estimated 4.2 million global deaths of adults aged 20-79 that are attributable to diabetes.

The CDC estimated in its 2020 National Diabetes Statistics Report that approximately 34.2 million people in the United States—approximately 10.5% of the total U.S. population—suffer from diabetes, with 26.8 million of those adults diagnosed and aware of their condition. Additionally, the CDC also estimated that in 2018, approximately 1.5 million new cases of diabetes were identified for adults aged 18 or older, with an average of approximately 4,110 patients diagnosed with diabetes every day in the United States. This increase in the number of diabetes patients has also led to an increase in healthcare spending on diabetes and its related complications. The ADA estimated that in 2017, the total cost of diagnosed diabetes in the United States was approximately $327 billion, with one in every seven dollars spent on healthcare going to the treatment of diabetes and diabetes-related complications. As the financial burden on healthcare increases, patients diagnosed with diabetes on average incur medical expenses approximately 2.3 times higher than those without diabetes. Additionally, diabetes patients in the United States incur average annual medical expenditures of $16,752, of which $9,601 (57%) were attributed to diabetes. Furthermore, with one in three American adults afflicted with prediabetes, the growth in diabetes-related healthcare spending is expected to rise in the near future.

The population-based U.S. National Health and Nutrition Examination Survey, or NHANES, suggests that 35% of U.S. adults over 20 years of age and 50% of those over 65 had prediabetes in 2005 to 2008 based on fasting glucose or A1c levels. According to the CDC, nearly one in three American adults—approximately 88 million people—have prediabetes with more than 84% unaware of their condition. The ADA estimates the economic burden of prediabetes to be $43.4 billion and undiagnosed diabetes to be $31.7 billion. In addition, a significant number of pre-diabetics will progress to type 2 diabetes over their lifetime. According to an ADA expert panel, up to 70% of individuals with prediabetes will eventually develop diabetes.

Managing Diabetes

Challenges of living with diabetes

Diabetes is a chronic and progressive, life-threatening disease that requires patient monitoring of blood glucose levels. Given the many dietary, activity and behavioral factors that affect blood glucose levels, hundreds of daily decisions may impact an individual’s blood glucose levels. For diabetes patients, maintaining glucose within a normal range is difficult, which results in frequent, unpredictable excursions above or below normal blood glucose levels. The burden of diabetes has a profound physical, emotional and financial impact on the daily lives of patients.

Overview of treatments available for diabetes patients

Unlike many diseases, no set treatment protocol exists for diabetes. However, all treatment protocols center around managing a patient’s blood glucose level. Diabetes is characterized by the body’s inability to properly metabolize glucose. Management of glucose is regulated by insulin, a hormone that allows cells in the body to absorb glucose from blood and convert it into energy. In people without diabetes, the body releases small amounts of insulin regularly over 24 hours and additional amounts of insulin when eating meals.

A hemoglobin A1c test, which measures a patient’s trailing three-month average blood glucose level, or A1c level, is a key indicator of how well a patient is controlling his or her diabetes. Specifically, the A1c test measures the percentage of a patient’s hemoglobin, a protein in red blood cells that carries oxygen, that is chemically modified with sugar. A higher A1c level correlates with poorer blood sugar control and an increased risk of diabetes complications. The ADA recommends an A1c goal of less than 7% for most patients. Approximately 50% of people with diabetes are not reaching lower levels of A1C that are typically associated with healthy glycemic control, per ADA guidelines.

Type 1 diabetes patients are commonly referred to as insulin-dependent because their pancreas produces little to no insulin. For type 1 patients, and select type 2 patients with similar insulin deficiencies, insulin therapy is a necessary treatment plan component. Once type 2 diabetes has been diagnosed, physicians and patients often initially seek to manage the disease through meal planning and physical activity before progressing to medications designed to help manage blood glucose levels. Patients often begin medical treatment with a single oral anti-diabetic drug, or OAD. An analysis from the United Kingdom Prospective Diabetes Study found that 50% of newly diagnosed type 2 patients, originally managed with a single drug, required the addition of a second drug after three years which could also include an injectable glucagon-like peptide-1 receptor agonist, or GLP-1, which, among other actions, stimulates the release of insulin by the body. Within 10 years of diagnosis, many patients add injectable insulin to their regimen.

Self-testing of blood glucose levels using a traditional BGM device or a CGM device is critically important to managing a patient’s blood glucose level on a daily basis and, in turn, lowering a patient’s A1c over time. Patients with insulin-dependent diabetes test their blood glucose levels regularly using a traditional BGM or CGM device to assess when additional insulin is needed, to assess the appropriate amount of insulin required at a given time, and to detect and manage hypoglycemia. For diabetes patients not on insulin-therapy, traditional BGM and CGM devices are also used regularly to better track therapy and treatment success, and to monitor the impact of changes in physician directives and lifestyle choices on their blood glucose levels.

Glucose monitoring

The value of testing

Blood glucose testing is an important part of diabetes management, and serves as a valuable tool in monitoring blood glucose levels and tracking progress towards overall treatment goals for type 1 and type 2 patients. Frequent and consistent blood glucose testing helps identify glucose levels that are outside of a patient’s targeted range, and can help inform necessary changes to diet, physical exercise and other lifestyle choices. Further, adequate testing enables a patient to monitor the effects of blood glucose level changes with medications, hormones, stress, illness and other factors. While each patient’s treatment plan is different, current ADA guidelines recommend that patients with diabetes regularly self-monitor their blood glucose levels, often multiple times a day. For type 1 diabetes patients or those using insulin therapies as part of their treatment plan, more frequent testing is typically recommended.

Attempting to maintain blood glucose levels in a normal range is an ongoing effort requiring both physical and psychological commitments. If glucose levels deviate outside of a normal range, the patient can be at risk of hyperglycemia, when glucose is too high, or hypoglycemia, when glucose is too low, each of which poses numerous and significant health risks.

Sometimes after measuring their blood glucose levels, patients make therapeutic adjustments. As adjustments are made, additional blood glucose measurements may be necessary to gauge the individual’s response to the adjustments. More frequent testing of blood glucose levels provides patients with information that can be used to better understand and manage their diabetes.

Glucose monitoring market overview

The U.S. diabetes market was estimated to consist of approximately 27 million diagnosed patients as of 2020, approximately 1.8 million of whom had type 1 diabetes and approximately 24.5 million of whom had type 2 diabetes. The diabetes population grew at a CAGR of 1.8% for type 1 diabetes and 4.0% for type 2 diabetes from 2000 to 2019. The glucose monitoring market is comprised of two main monitoring systems: BGM and CGM systems.

While traditional BGM devices and CGM devices enable diabetes patients to self-test and monitor glucose levels, each of these device categories has distinct advantages and disadvantages.

Traditional BGM devices

Traditional home use BGM devices were developed in the 1970s and then first introduced to the public in 1980. Traditional BGM is the most prevalent glucose monitoring approach for diabetes patients, and requires the use of multiple testing components in order to generate a single blood glucose test result. These components are often referred to collectively as a testing kit. BGM provides a snapshot of a user’s current glucose levels at a specific time. In order to be an effective diabetes management tool, BGM must be performed in regular intervals as often as several times a day and before and/or after various activities such as exercising, driving, meals or medications.

The traditional BGM testing process typically includes a glucose meter, and various supplies such as test strips, control solutions, lancets, lancing devices and alcohol swabs. A patient removes all test supplies from the kit, then removes the lancing device cap to insert a new lancet into the lancing device. The test strip vial is then opened and the test strip is removed and inserted into the BGM meter. The patient then lances the testing site, typically a fingertip in order to obtain a small drop of blood. The blood drop is then applied to the test strip. The BGM device provides a readout of the patient’s blood glucose level. After the meter displays the result, the patient then removes and disposes the used testing strip and lancet, and all other supplies are returned to the kit.

Traditional BGM devices are suitable for all therapy types and do not have a wearable component or body attachment. They are more broadly available than CGM devices, and for many, can fulfill their glucose self-monitoring needs.

CGM devices

CGM devices were first approved by the FDA in 1999 and address some of the issues patients and physicians face with BGM. CGM devices enable the constant monitoring of glucose levels via a catheter or sensor inserted subcutaneously in the back of the arm or abdomen and in some cases, a surgical implant that occurs every three to six months, usually in the upper arm. The sensor measures the glucose from the body’s interstitial fluid, a thin layer of fluid that surrounds the cells of tissue below the skin. The sensor tracks changes in glucose levels throughout the day and night, as often as every five to 20 minutes, and provides interstitial fluid glucose readings through wireless data transfer to a receiver. Standard continuous glucose monitoring displays readings at specific time intervals and flashes glucose monitoring display readings every time a handheld reader is scanned over the sensor.

In comparison to traditional BGM devices, CGM devices are sometimes considered to be less disruptive to a patient’s everyday life due to the reduction of finger pricks and the shorter time required to test. However, most CGM users also own BGM devices for situations where maximum accuracy is required. Continuous measurements from CGM devices can also provide patients with trend information on their interstitial fluid glucose levels and time spent in their target glucose range.

Even though CGM is not the dominant method of diabetes monitoring, the global CGM monitoring device market was estimated to be approximately $3.9 billion in 2019 and is projected to grow at a CAGR of 12.7%. In 2020, approximately 1.7 million diabetes patients in the United States used CGM devices.

Limitations and Challenges of Current Testing Solutions

We believe there are clear limitations to both BGM and CGM devices.

Traditional BGM devices

Despite its widespread use, common barriers to blood glucose testing with BGM devices experienced by people with diabetes include:

•	Complicated multi-step process

As described above, the traditional BGM test process consists of 10 to 15 or more steps. According to a 2012 market research report that we commissioned, 74% of the 602 patients surveyed believed that POGO solves a problem for them. The inconvenience and complication of using traditional BGM devices can negatively impact compliance to recommended testing regimes. Poor testing compliance can lead to poor blood glucose level control, potentially resulting in other healthcare complications and higher overall healthcare costs.

•	Difficulty in handling test strips and lancets

According to a 2010 third-party study, 88% of the 150 users experienced test strip handling issues with episodic traditional BGM. The components typically found in BGM, such as test strips, control solutions, lancets and alcohol swabs, are often single-use and some can be dangerous to others and the environment if not properly handled. Improper disposal of lancets can cause harm due to the sharpness of the lancet. These products require specific disposal procedures to maintain safety, which often increase the complexity of the already relatively cumbersome testing process and further contribute to poor compliance.

•	Lifestyle disruptions

The same 2010 third-party study identified key barriers to optimal BGM testing regimen adherence and showed that 69% of the 150 study participants faced lifestyle disruptions with current BGM devices. The most prevalent lifestyle issues that impeded optimal BGM testing included not being able to test while on the go (39%), simply forgetting to test (31%), and not having enough time for regular testing (23%). 21% of participants also said they did not always have all the items needed to test with them. Furthermore, 40% of study participants said the lack of ability to test discreetly was a frequent barrier to testing.

CGM devices

The limitations of CGM include:

•	Discomfort from attachments to the body

CGM devices require a catheter, sensor or surgical implant in the body, often causing discomfort. In a 2016 third-party survey of 533 adults with type 1 diabetes, 47% cited annoyance of wearing the device as a reason for stopping CGM use.

•	Obvious recognition of diabetes

One of the barriers to CGM use is the body image issues users experience because CGM is not completely discreet. The same third-party survey found that 26% of type 1 diabetics reported not liking how the device looked on their body as a reason for not adopting CGM.

•	High cost and limited access

CGM devices may result in high out-of-pocket costs for patients and all require prescriptions and cannot be sold directly to consumers. Certain brands of CGM technology can cost approximately $115 to $375 or more per month for users without insurance coverage. If the devices are covered by health insurance plans, there can be significant out-of-pocket costs as they are often covered as part of a durable medical equipment benefit, which is also a less familiar pathway to patients than pharmacy benefits.

•	Lower accuracy of interstitial fluid measurement

CGM devices use a tiny sensor that is inserted under a patient’s skin. This sensor is used to measure the interstitial glucose level found in the fluid between the cells, which is a less direct measure than blood glucose. CGM device manufacturers report lag times of between five and 20 minutes compared to blood glucose testing. This lag time is especially important around mealtimes and insulin shots as reading delays of up to 20 minutes can significantly affect glucose levels. Due to these accuracy concerns, in certain situations, CGM users are advised to test through traditional finger sticks with a BGM device, such as when interstitial fluid glucose readings do not match a patient’s symptoms. This leads many CGM users to also own and use BGM devices. Some CGM systems also require calibration using a result from a BGM system.

•	Alarm fatigue due to frequency of alarms and data overload

One of the notable features of CGM devices are alerts and alarms, which warn impending or occurring hypoglycemia or hyperglycemia events. However, excessive occurrence of alarms has led users to experience alarm fatigue and embarrassment in public settings. According to a 2017 third-party survey conducted with adults with type 1 diabetes, 32% of the respondents said there were too many alarms, which stopped them from using CGM devices. Furthermore, because CGM devices record data continuously and can report a multitude of data points, some users experience data overload.

Our Solution

Regular glucose testing is an important part of diabetes management. However, the testing process of traditional BGM devices has remained largely unchanged for many years, requiring multiple manual and cumbersome steps. POGO Automatic offers an integrated solution that simplifies diabetes management, overcoming complexities and limitations of other existing solutions in the space. We believe the testing advantages of POGO Automatic over traditional BGM can encourage increased patient testing and engagement, leading to better self-care, fewer emergency room visits and in-patient admissions, and ultimately, a lower cost of care.

POGO Automatic Fills a Gap in the Market

Traditional BGM continues to be the method by which the majority of the 26.8 million adults diagnosed with diabetes in the United States currently test their blood glucose. While CGM provides an alternative way for glucose testing, it is only recommended to or accessible by a relatively small portion of the diabetes testing population.

As a result, there is a gap that exists in the current market between patient needs and the available testing alternatives. There is a need for a solution that addresses the testing barriers of traditional BGM and is more widely suitable and accessible than CGM. POGO Automatic is intended to resolve this by creating a new category in the glucose testing market, automatic blood glucose monitoring, targeted to the millions of people with diabetes who are not optimally served by current solutions.

The Benefits of POGO Automatic

POGO Automatic is the only ABGM that lances and collects blood in just One-Step, delivering a simplified testing experience with a tiny blood sample of 0.25uL and results in seconds:

The benefits of POGO Automatic vs. traditional BGM

Incredibly simple One-Step testing

POGO Automatic reduces testing complexity by automating lancing and collecting blood into one simple step. Instead of having to undertake the 10 to 15 or more steps involved with traditional blood glucose testing systems, with POGO Automatic, users can simply “Press Once and GO” and receive their result in seconds. We believe the tiny blood sample required by POGO Automatic is associated with less pain by patients.

Reduced hassle—no separate lancets or strips to manage

POGO Automatic integrates all of the components needed for 10 tests—including 10 lancets and 10 strips—into a single, easy-to-use Cartridge. Users do not have to handle or dispose of individual lancets or test strips. Instead of having to carry a large, cumbersome case including a lancing device, lancets, test strips and a meter, users can simply carry the POGO Automatic itself.

Additionally, when testing is complete, POGO Automatic will automatically retract the used lancet into the Cartridge and provide a fresh lancet and test strip for the next test, so there is no need to find a sharps container to dispose of used lancets.

Patients automatically lance and test in seconds, without others noticing

Because POGO Automatic simplifies and automates the testing process, the test can be performed discreetly in a matter of seconds. There is no need for a user to find a private place to assemble the individual BGM components and lance and squeeze blood onto the strip. With POGO Automatic, users can test more quickly and more easily in any location, with less disruption to their day. POGO Automatic is especially useful for users that want to test on the go and reduce the apprehension and stigma that can arise from testing in public.

The Benefits of POGO Automatic vs. CGM

Discreet device with no bodily attachments

POGO Automatic is not a wearable technology, but a discreet device that is disconnected from a user’s body. As a result, POGO Automatic users do not experience physical irritation from continuous sensors being worn on the skin and are able to engage in their choice of physical activity. POGO Automatic also frees users from the perceived social stigma that is associated with visible, wearable technologies such as CGM.

Affordable and accessible to patients

Compared to commercially available CGM technology, POGO Automatic is typically more broadly accessible to patients since a prescription is not required. POGO Automatic can be obtained through a prescription at a retail pharmacy or purchased without a prescription for cash directly through our POGO Store. In the future, we also expect to make POGO Automatic available OTC at select retail pharmacies without a prescription. For our prescription channel, POGO Automatic typically has lower out-of-pocket costs than CGM.

Consistent accuracy

The FDA has stricter accuracy requirements for BGM devices than for CGM systems, and POGO Automatic was required to meet these requirements to obtain FDA clearance. POGO Automatic’s lancing and blood collection utilizes fingerstick capillary blood which has been a standard for patient glucose testing for decades. Since fingerstick capillary blood does not suffer from lead and lag issues, nor contribute to inaccurate measurements at low glucose levels as can happen with interstitial-fluid-based CGM systems, POGO Automatic can deliver consistent accuracy even during periods of intense physical activity and at low blood glucose levels.

On-demand data with less disruptive alerts

POGO Automatic is a user-friendly monitor that is simple to read. Instead of the burdensome alarms that occur with CGM devices, POGO Automatic users can log into Patterns to review their blood glucose levels in a simplified graphic display.

Preferences for POGO Automatic

HCPs

A 2021 market research study that we commissioned showed strong preferences for POGO Automatic across a range of target HCP groups. The study was designed to assess the POGO Automatic value story, specifically identifying the key value drivers and any barriers to HCPs recommending POGO Automatic. The online study was conducted via HCP panels with qualified respondents defined as HCPs, including endocrinologists, PCPs and CDCESs who treat a minimum number of diabetes patients on insulin and/or oral therapies, have a sizeable proportion of patients on private insurance and recommend BGMs to patients. A total of 151 online surveys were completed consisting of 50 endocrinologists, 50 CDCESs and 51 PCPs.

In assessing the uniqueness of POGO Automatic, 76% of endocrinologists and 71% of PCPs said that POGO Automatic was either extremely unique or very unique. 86% of CDCESs, who regularly train and teach patients across different meter types, responded that POGO Automatic was either extremely unique or very unique.

Of the HCP respondents, 80% of endocrinologists, 90% of PCPs and 84% of CDCESs said they definitely or probably would recommend POGO Automatic to their patients with diabetes if offered at a reasonable price or through co-pay.

Consumers

A similar 2021 market research study that we commissioned was conducted with consumer respondents. Two hundred consumers were screened and participated in the research. The consumers were broken into three therapy groups with the following sample sizes:

•	Type 1 or type 2 multiple daily injection, or MDI, users (n=75): Inject insulin 3 times or more per day

•	Type 2 Other Insulin Users (n=75): Inject insulin 1 to 2 times per day

•	Type 2 Oral Only Users (n=50): Manage their diabetes using oral medications

When shown a product overview and demonstration video, and Cartridge and Patterns slides, purchase intent across all three consumer groups was high, with more than 72% of MDI users, 92% of other-insulin users and 84% of oral-only users responding that they definitely or probably would purchase POGO Automatic if it was available at a reasonable co-pay or out-of-pocket cost.

Of the same groups of surveyed consumers, there was strong intent to purchase the product in a short timeframe. 66% of MDI users, 76% of other insulin users and 71% of oral only users responded that they would purchase POGO Automatic within four weeks. As patients tend to stay with the same meter over time, we believe that this willingness to switch to POGO Automatic within four weeks suggests that consumers also see the value proposition of POGO Automatic.

The substantial majority of consumer respondents felt that POGO Automatic would be better than their current meter. 80% of MDI users, 94% of other insulin users and 86% of oral only users stated that POGO Automatic was better than their current meter.

Across all groups, the integrated self-contained 10-test Cartridge contributed to consumer interest in POGO Automatic. 73% of MDI users, 96% of other insulin users and 82% of oral only users stated that the integrated Cartridge would likely impact their purchase decision. Also, when exposed to Patterns, consumer respondents’ overall interest level in POGO Automatic increased and a significant number of people said they would use Patterns, even those who did not choose to use an app with their current meter.

Our Technology

Despite a longstanding need for simpler testing, years of engineering ingenuity from our expert team were required to design and commercialize an ABGM system. It involved the miniaturization of each component of the BGM testing process—including lancets, lancing device and strips into a microanalyzer—then bringing them together in a precise way to simplify and automate the testing process. The result is an innovative new solution that delivers a transformative user experience. Our FDA-cleared POGO Automatic consists of the POGO Automatic Monitor, the POGO Automatic 10-Test Cartridge, and Control Solutions and is available with or without a physician prescription. Our Patterns app is designed to be used with the POGO Automatic Monitoring System.

Monitor

In addition to its One-Step technology reducing barriers by automating testing, POGO Automatic also provides key features consumers expect, so they can upgrade to POGO Automatic without having to sacrifice other desired features. POGO Automatic also offers:

•	Large, easy-to-read color display

•	Fast four-second countdown to results

•	Requires a tiny blood sample, only 0.25 uL

•	No device to stick on the body

•	Bluetooth connection automatically syncs to the Patterns app

Test Port

To perform a test, a patient presses the POGO Automatic test port which automatically lances the finger and collects a blood sample. POGO Automatic’s elastomeric test port allows users to conveniently test by feel including 360-degree access for any finger on each hand. Further, the user has unobstructed access to the test port via its purposeful position at the highest point of the monitor.

Cartridge

The Cartridge used with POGO Automatic is the only consumable used with our POGO Automatic Monitor and can be safely handled and disposed. Using advanced miniaturization technology, POGO Automatic integrates supplies for 10 tests into a microanalyzer—10 lancets and 10 test strips—into each compact Cartridge. The compact Cartridge, measuring 1.26 inches in diameter by 0.61 inches in height, automatically provides a fresh lancet and test strip each time the user tests, then retracts the used lancet back into the Cartridge, allowing for easy disposal. After every tenth test, the user simply inserts a new Cartridge in the monitor and is ready to go.

POGO Automatic 10-Test Cartridge

Accuracy

In addition to delivering a significantly improved user experience, our advanced technology has demonstrated accuracy:

•	At glucose concentrations of <75 mg/dL, 100% of POGO Automatic self-test glucose results were within ±15 mg/dL of the reference YSI Life Sciences glucose analyzer results.

•	At glucose concentrations of ≥75 mg/dL, 99% of POGO Automatic self-test glucose results were within ±20% of the reference YSI Life Sciences glucose analyzer results.

A complete digital health solution

Intuity Medical offers a complete diabetes management solution to support people with diabetes. We recognize the importance of digital health in the future diabetes landscape, and we are integrating the data directly through our digital platform, Patterns and its integrated third-party coaching platform. The Patterns app allows users to monitor their glucose levels in real time with the ease of using their own smartphone device. We also offer personalized, evidence-based coaching through a third-party service provider to drive results. Our digital health platform is an integral component in treating diabetes.

Patterns

The Patterns app automatically syncs to POGO Automatic so users can see their results on their smartphone or computer and easily identify changes they can make in their day. This allows users to get more value from each test, helping them seamlessly manage their diabetes.

Emergency notifications provide peace of mind

In the event of a low or high blood glucose emergency, Patterns automatically sends alerts—including tips for suggested actions or notifications to emergency contacts—to help avoid serious events that can occur if the patient does not manage his or her hypoglycemic or hyperglycemic state.

Integrates with other apps and devices

To put glucose readings in a wider context and provide a big-picture view of overall health, Patterns integrates seamlessly with a number of popular wellness devices and apps.

Share results with HCPs

Patterns also makes it easy for patients to share blood glucose trends with their healthcare team, providing them a fuller picture of their health. Additionally, patients can share other important health metrics they have been tracking, such as carbohydrates and insulin doses.

For the HCP, the Patterns Provider Portal allows them to see their patients’ results and manage progress all in one place. Results automatically sync from Patterns and are readily accessible to the HCPs during the patients’ office visits and between visits to help them make treatment decisions.

Coaching

We offer an optional, comprehensive, live coaching program, accredited by the Association of Diabetes Care and Education Specialists, for a fee with CDCESs for POGO Automatic users who wish to participate in this service. This program is provided by a private, physician-led, technology-driven, behavior change and population-health management company with over 20 years of experience in diabetes prevention and management. Unlike many other coaching programs, our program integrates a high-tech and high-touch approach, combining individualized customer data with live telecare coaching. By fully integrating the POGO Automatic Monitor, the Patterns app and the coaching platform, it delivers a highly personalized intervention and experience.

Coaching uses sophisticated communication and engagement approaches that have been clinically proven to drive results. Outcomes data from over 115 published scientific abstracts and manuscripts documenting the clinical effectiveness of the third-party health coaching program have shown that the program is successful for preventing, managing and even reversing diabetes. This coaching program has been used by patients from over 130 medical centers.

Key program benefits include:

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Individualized coaching—The third-party coaching program provides comprehensive one-on-one live coaching, with a focus on diabetes prevention and self-management including how and when to test blood glucose, how to interpret and use blood glucose results, how to use insulin and non-insulin medications, dealing with acute complications (low and high blood glucose), preventing and managing risk factors (e.g., high blood pressure and cholesterol), preventing and managing chronic diabetes complications, preventive screenings and immunizations, nutrition, physical activity, weight management, smoking cessation and psychosocial care. Participants are paired with a coach matching their needs and receive ongoing support from the coach. Individualized action plans and wellness reports, formulated using artificial intelligence and based on national guidelines, are generated for each participant in order to provide a step-by-step roadmap to help them achieve their goals.

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Regular check-ins—Once an action plan is developed, a highly trained team of CDCESs provides ongoing coaching, advice and progress reports. All diabetes management coaches are CDCESs, who are required to have over 1,000 hours of education or training and a minimum of two years of professional experience. CDCESs are experts in various aspects of diabetes management, including blood glucose monitoring and lifestyle change. We pay the coaching company a monthly fee per patient coached, and the coaching company pays the CDCESs an hourly fee. We do not receive referrals from the CDCESs.

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Data-powered interventions—Rather than a one-size-fits all approach, the coaching is continually personalized based on each person’s data, which are seamlessly integrated and used by coaches to tailor their advice.

We are able to leverage the Patterns app and coaching in our POGO 360 Diabetes Management Program and our Remote Patient Monitoring initiative to provide a complete digital health diabetes management solution.

POGO 360 Diabetes Management Program

The prevalence and complexity of treating diabetes has created a large and growing problem for employers trying to manage the healthcare needs of their employees. According to the ADA, one out of every seven healthcare dollars spent is attributable to employees with diabetes, and diabetes caused an additional approximately $90 billion in indirect economic impact to employers due to increased employee absenteeism and lost productivity in 2017. We designed POGO 360 to provide employers with a solution to improve the health of their employees with diabetes by reducing their barriers to testing, increasing their engagement through dedicated marketing programs, and providing customized health advice and behavior modification through live, evidence-based coaching. The program utilizes our Patterns app, which allows employees with a personal coach to create a step-by-step roadmap to manage diabetes. It also features convenient delivery of testing supplies to the employee’s home or office.

Utilization data is captured in both Patterns and our third-party coaching platform and integrated into a data warehouse that allows our coaches and customer support team to interact with the employee when aberrations in the user’s normal trends are identified. In addition, we leverage sophisticated business intelligence reporting by using thousands of algorithms and applying them to the data that is captured. The data include, but are not limited to, health history, daily blood glucose readings, claims data (if available), data from sensors and other connected devices, coaching interactions, operational metrics, communication metrics and satisfaction metrics. By leveraging these data, we are able to produce population health analytics and aggregate reports that are easily scalable, replicable and useful to employers in managing high-cost claims and targeting future interventions.

We believe that POGO 360 will drive better outcomes for both employees and employers.

Remote Patient Monitoring

Our RPM solution enables physicians to monitor their diabetes patients’ testing frequency, blood glucose levels and other information through POGO Automatic and the Patterns app. CMS recently established separate payment for remote physiologic monitoring services, allowing physicians and other qualified healthcare professionals to bill Medicare for initial RPM setup and patient education, time spent on monitoring and analyzing patient data, live interaction with patients and for the supply of necessary devices and testing supplies. For 2021, depending on the amount of time spent by the HCP in interpreting the data and/or interacting with the patient, the national Medicare payment amount that a HCP could receive for RPM services provided to each Medicare patient who tests at least 16 days in a 30-day period for every month during the year is approximately $1,800. Certain commercial payors also provide separate payment for RPM services.

Our Pipeline

We intend to continue enhancing our product and software technology to provide a better solution for diabetes patients, including those with visual impairments. We are planning to further expand the integrated solutions the Patterns app provides to our customers through seamless connectivity to other wellness-focused apps and insulin delivery devices, as well as better sharing of results with HCPs to deliver critical data for personalized treatment. We also intend to enhance the Patterns app’s third-party coaching and educational content to provide users with more valuable information diabetes management through our simple, accessible platform. Additionally, we plan to seek regulatory approvals necessary to expand POGO Automatic and Patterns into Europe and Japan.

Our Clinical Results and Studies

In a pivotal clinical trial submitted to FDA in support of our 510(k) clearance for POGO Automatic, we demonstrated overall accuracy across the dynamic range of 95.3% (n = 264/277) of all results within ± 15 mg/dL (when reference glucose <75 mg/dL) and ± 15% ( when reference glucose ≥75 mg/dL). The results were an overall accuracy of 99.3% (n = 275/277) of all results within ± 15 mg/dL (when reference glucose <75 mg/dL) and ± 20% ( when reference glucose ≥75 mg/dL). The tables below provide additional detail on the distribution of results.

System Accuracy Results for Glucose Concentrations < 75 mg/dL

Within ± 5 mg/dL	Within ± 10 mg/dL	Within ± 15 mg/dL
3/16 (18.8%)	14/16 (87.5%)	16/16 (100%)

System Accuracy Results for Glucose Concentrations ≥ 75 mg/dL

Within ± 5%	Within ± 10%	Within ± 15%	Within ± 20%
128/261 (49.0%)	214/261 (82.0%)	248/261 (95.0%)	259/261 (99.2%)

The pivotal trial was conducted in California and Minnesota and enrolled 285 evaluable subjects. Subjects were allowed no training and only one optional practice test and, after completion or abstention from the practice test, were permitted to achieve only one glucose result using POGO Automatic. The reference blood glucose value was determined by centrifuging a fingerstick capillary blood sample obtained from the subject within 15 minutes of their POGO Automatic result. The resulting plasma glucose was measured in duplicate on a YSI Life Sciences analyzer. Enrolled subjects were between 21 and 95 years old with a median age of 61. While the trial was not designed to measure safety endpoints, there were no adverse events throughout the trial.

Following their single glucose result, subjects were presented two questionnaires and instructed to respond using a five-point Likert scale where 1 = Strongly Disagree and 5 = Strongly Agree. Regarding their experience using POGO Automatic, some usability questions were:

Mean Score
Instructions easy to understand	4.4
Loading cartridge is easy	4.8
Getting blood sample is easy	4.3
POGO Automatic is easy to use	4.5

When ask to compare POGO Automatic to their current BGM:

Mean Score
POGO Automatic easier to use	4.0
POGO Automatic more convenient	4.2

Bench verification studies provided data confirming the accuracy of POGO Automatic results when the system is used from temperatures between 10° C to 40° C, from 10% to 90% relative humidity, from hematocrit levels (proportion of red blood cells) of 20% to 60%, from sea level to 10,000 feet altitude, and at up to toxic levels of various interfering substances, including ascorbic acid (vitamin C), acetaminophen (Tylenol) and hemoglobin (from damaged red blood cells). The studies also substantiated the claimed dynamic range of 20-500 mg/dL and sample size of 0.25 microliters.

FDA Clearances

In addition to the initial 510(k) clearance received from the FDA in April 2016, POGO Automatic has been subject to two additional 510(k) clearances. The “Add More Blood” feature was enabled pursuant to a 510(k) clearance issued in April 2017. The current version of POGO Automatic that includes a color screen and Bluetooth connectivity was subsequently cleared in June 2018.

Our Commercial Strategy

Sales

We have a multi-channel commercial model that provides increased flexibility for our customers. Our four sales channels are HCP-Rx, DTC online, retail cash pay, or OTC, and POGO 360. Our Rx channel targets high-prescribing HCPs to promote the exclusive features and benefits of POGO Automatic, and our DTC channel drives patients who cannot access a physical pharmacy to purchase POGO Automatic on the online POGO Store. Our OTC channel will allow patients without a prescription to purchase at a convenient CVS or Walgreens location of their choice. Lastly, our Employer POGO 360 Diabetes Management Program connects testing supplies and diabetes management programs to the employer population.

HCP-Rx

We believe calling on high prescribing endocrinologists, diabetes educators and PCPs is critical to efficiently penetrate our prescription market, increase our brand awareness, and educate such physicians on the differentiated clinical features and benefits of POGO Automatic. As of August 2021, we have hired and trained approximately 20 HCP Sales Specialists, three HCP Regional Sales Directors and a Vice President of HCP Sales who we plan to deploy into 20 sales territories, covering over 50%

of the U.S. diabetes test volume. We expect our sales force to call on approximately 1,800 endocrinologists and PCPs. Upon receiving a prescription from their physician, our customers will be able to pick up their POGO Automatic and testing supplies at one of over 3,600 CVS and Walgreens retail pharmacies. We have a highly talented and experienced salesforce with robust experience in medtech and diabetes space. As we continue to expand our salesforce to increase presence across the United States and build long-term relationship with the physicians, we intend on continued investment in salesforce selection and training.

DTC online

As a complement to our HCP-Rx channel, we have developed DTC engagement and e-commerce programs to drive patients to HCP offices, our online POGO Store. In February 2020, we initiated a limited commercial launch of POGO Automatic through our online POGO Store. We plan to utilize Google and social media ads to increase awareness and add sales beyond the target markets of our HCP-Rx sales channel through the online POGO Store. This channel provides an additional convenient option for customers who want to purchase POGO Automatic but do not live near a retail pharmacy covered by our pharmaceutical distributors.

Retail Cash Pay

In addition to prescription sales, we plan to offer customers the option to purchase POGO Automatic OTC at leading retail pharmacies. This channel will allow patients without a prescription to purchase at a convenient location of their choice. We believe this approach will appeal to consumers due to POGO Automatic’s innovative features and competitive retail pricing.

POGO 360 Diabetes Management Program

Diabetes is costly for employers, as it contributes to higher healthcare costs and increased employee absenteeism. We have successfully launched three employer pilot programs in 2020 and 2021. We plan to enter contracts with additional employers to provide POGO Automatic testing supplies and diabetes management programs to their employee populations.

Remote Patient Monitoring

Our RPM solution enables physicians to monitor their diabetes patients’ testing frequency, blood glucose levels and other information through POGO Automatic and the Patterns app. CMS recently established separate payment for remote physiologic monitoring services, allowing physicians and other qualified healthcare professionals to bill Medicare for initial RPM setup and patient education, time spent on monitoring and analyzing patient data, live interaction with patients, and for the supply of necessary devices and testing supplies. One of our potential revenue expansion opportunities is to seek to enter into contracts directly with these physicians for the use of our remote patient monitoring Patterns, HCP web portal and for provision of POGO Automatic Monitor and Cartridges directly to their patients.

Marketing

A key strategic imperative of POGO Automatic marketing is to build high brand awareness and adoption through multichannel campaigns targeted towards high-prescribing HCPs and consumers. Our marketing plan includes targeted initiatives focused on HCPs and consumers, such as HCP sales and education materials, participation in industry conferences, conducting speaker programs and webinars presented by recognized key opinion leaders, or KOLs, digital marketing, traditional media and engagement with diabetes influencers.

Key elements of our marketing programs will include:

•	Digital strategy designed to deliver consistent communications across various channels to ensure we reach HCPs and consumers where they are seeking information on diabetes or BGM systems

•

Diabetes influencer strategy utilizing medical experts and patients advocates to leverage their expertise across various platforms including websites, webinars and guest blogs and in our public relations strategy

•	Speaker programs and webinars directed to HCPs to learn about POGO Automatic from respected colleagues to further validate the value proposition of POGO Automatic

Customer Support

Our customer support program is focused on providing high level of customer satisfaction by addressing the needs of our customers. Our customer support center is provided through a third-party supplier and delivers product support and troubleshooting, service support for orders, returns and billing and Patterns coaching support. In order to ensure customer satisfaction, we provide live support and videoconferencing with customers to resolve troubleshooting questions, as well as ongoing structured training programs for our customer support representatives.

Research, Development & Engineering

Our research, development and engineering staff has significant experience in diabetes management, medical device development and manufacturing, with expertise in chemistry, mechanical engineering, electrical engineering, advanced high-volume manufacturing automation design and implementation, clinical study design and execution including human factors and statistical analysis. Our research, development and engineering teams work closely with our marketing team and external partners to continually assess patient needs and ensure that our products meet those needs. Our current research and development efforts are currently focused on developing further enhancements to POGO Automatic.

We spent $23.0 million and $18.2 million on research and development activities for the years ended December 31, 2019 and 2020, respectively, and $8.5 million and $10.3 million for the six months ended June 30, 2020 and 2021, respectively.

Manufacturing & Supply

The primary components of the POGO Automatic are the POGO Automatic Monitor, POGO Automatic Cartridges and POGO Automatic Control Solutions. We manufacture the POGO Automatic Cartridges and POGO Automatic Control Solutions at our facility in Fremont, California. Components used in the manufacture of the POGO Automatic components are provided by various worldwide suppliers, including suppliers with expertise in injection molding, cannula supply, desiccant supply, custom spring winding, membrane manufacturing and sterilization process. In collaboration with our various manufacturing automation partners, we have developed a manufacturing process for the POGO Automatic Cartridges and POGO Automatic Control Solutions that we believe is robust, cost effective and scalable to meet higher volumes. Some of the parts and components of the POGO Automatic Monitor, POGO Automatic Cartridges, and POGO Automatic Control Solutions are purchased from sole-source suppliers, and we manage any single-source components and suppliers through our global supply chain operation.

Our POGO Automatic Monitors are currently manufactured outside of the United States. We have a sole-source supplier master agreement with Foxconn for the manufacturing and supply of our POGO Automatic Monitors, pursuant to which we make purchases on a purchase order basis. Our contract with Foxconn became effective on January 26, 2018 with an initial term of five years. Either party may terminate the agreement if the other party materially breaches the agreement and fails to cure such breach within certain period of time or for other reasons.

We have received ISO 13485 certification of our quality system from BSI Group, a Notified Body to the International Standards Organization, or ISO. This certification process requires satisfaction of design control requirements. The processes utilized in the manufacturing and testing of our devices have been verified and validated to the extent required by the FDA and other regulatory bodies. As a medical device manufacturer, our manufacturing facilities and the facilities of our sterilization and other critical suppliers are subject to periodic inspection by the FDA and corresponding state and foreign agencies.

Competition

The medical device industry is characterized by rapidly advancing technologies and intense competition. We compete with these products based on value, efficacy, ease of use, consumer preference and HCP recommendations

Our competitors in the traditional BGM market include Ascensia Diabetes Care Holdings AG, Abbott Diabetes Care Inc., LifeScan, Inc., Roche Diabetes Care, Inc. and Trividia Health, Inc.

In addition to traditional BGMs, CGMs are another competitor to POGO Automatic. In the CGM market, we compete with Medtronic MiniMed, a division of Medtronic public limited company, Dexcom, Inc. and Senseonics, Incorporated, which offers an implantable CGM. Abbott Diabetes Care Inc. also offers a CGM product.

We also compete with companies that offer disease management programs, particularly employer-provided diabetes management programs. These include Canary Health, Dario Health, Fitbit, Lark Health, Onduo LLC, One Drop, Teladoc Health, Vida Health, Virgin Pulse, Virta Health Corp and Welldoc.

Our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements than we can. Considering the resources and advantages that our competitors maintain, even if our product development and distribution strategies are more effective than the product development and distribution strategies of our competitors, current or potential customers might accept competitor products in lieu of purchasing our products. We anticipate that we will face increased competition in the future as existing companies develop new and improved products as well as distribution strategies. Also, new companies may enter the market with innovative technologies and distribution strategies.

Government Regulation

Certain of our products and our operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. For example, certain of our products may be subject to regulation as medical devices in the United States under the FDCA as implemented and enforced by the FDA.

United States Regulation

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a premarket notification submitted under Section 510(k) of the FDCA, marketing authorization pursuant to the FDA’s de novo classification process, or approval of a premarket approval application, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance.

Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2021, the standard user fee for a 510(k) premarket notification submission is $12,432.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until such marketing authorization has been granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the 510(k) pathway. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2021 includes a standard application fee of $365,657.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination.

Clinical Trials

Clinical trials are almost always required to support a PMA and de novo classification, and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The sponsor may transfer some or all of its obligations related to a clinical study to a third-party, such as a contract research organization, or CRO. However, the sponsor is ultimately responsible for compliance regardless of whether these obligations are contractually transferred. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of ‘‘off-label’’ uses of cleared or approved products;

•	requirements related to promotional activities;

•

clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	reporting of potential device shortages in some circumstances, including during a public health emergency;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a design history file, device master file, device history file and complaint files. As a manufacturer, we are subject to periodic scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval, or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

State Corporate Practice of Medicine and Fee-Splitting Laws

Some states in which we operate have laws prohibiting the corporate practice of medicine and similar licensed professions and the splitting of professional fees. Such laws are intended to prevent unlicensed persons from interfering with or influencing a licensed healthcare professional’s judgment, and prohibit the sharing of professional services fees with non-professional or business interests. States that have corporate practice of medicine (and similar) laws limit the practice of medicine (and similar licensed professions) to licensed individuals or professional organizations comprising of licensed individuals; therefore, lay entities are prohibited from employing or contracting with such individuals (unless the entity satisfies a limited exception). These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance against us or our affiliated partner who provides certified diabetes educators, or any future arrangements we may enter into with physicians for the provision of remote patient monitoring services, could lead to adverse judicial or administrative action, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss or provider licenses, and/or may require the restructuring of our arrangements.

Healthcare Fraud and Abuse Laws

In the United States, we are subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws, which establish similar prohibitions, and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers and self-pay patients.

The federal false claims, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996 created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals beginning in 2022, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

Violations of fraud and abuse laws, including federal and state anti-kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Coverage & Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any medical device product and the medical services associated with its use. In the United States, patients who are prescribed treatments for their conditions and the providers performing the services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Sales of any products will therefore depend, in part, on the availability of coverage and adequate reimbursement by third-party payors. Third-party payors include government authorities, managed care organizations, private health insurers and other organizations.

The process for determining whether a third-party payor will provide coverage for a product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product or related services once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. A decision by any of these payors or any other third-party payors not to cover any of our products could reduce patient and provider acceptance of such products and could adversely affect our business, results of operations and financial condition.

Third-party payors may also impose restrictive coverage criteria on products or related services, which could, for example, limit the range of clinical staff that can provide our technology or monitor POGO Automatic data while also remaining eligible for reimbursement. Reimbursement for medical services utilizing our products also depends on the ability to secure and maintain a suitable billing code to describe a particular service, a process that is managed by the American Medical Association (AMA), with input from CMS and a number of medical specialty societies. Moreover, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment. Additionally, coverage, coding, and reimbursement for products and services can differ significantly from payor to payor, and payor reimbursement policies with respect to products and services can be changed with limited or no prior notice. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will often likely require us to provide scientific and clinical support for the use of our products to each payor separately, which can be a costly and time-consuming process.

We are in the process of implementing POGO Automatic’s commercial access strategy which includes educating health plans and PBMs on the clinical benefits of our products when compared to traditional BGMs and entering into payor contracts to secure coverage for our products under the patient’s pharmacy benefit, although we can provide no assurances that we will be successful in these efforts. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Third-party payors may not consider our products to be medically necessary or cost-effective relative to other technologies, and as a result, may not provide coverage for our products or services in which our products are used. Any changes in coverage, coding, or reimbursement that further restrict coverage of our products or any services in which our products are used could materially affect our business.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the ACA in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Since its enactment, there have been judicial, executive and political challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is unclear how other efforts, if any, to challenge, repeal or replace the ACA will impact the law.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models, such as accountable care organizations.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act) that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, certain state and non-U.S. laws, such as the CCPA, the CPRA and the GDPR, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on data processing.

Regulation of Medical Devices in the European Union

In the European Union, or EU, there is currently no premarket government review of medical devices (including in vitro diagnostic medical devices). However, the EU requires that all in vitro diagnostic medical devices placed on the market in the EU must meet the essential requirements laid down in Annex I of Directive 98/79/EC, or the IVDD, including the requirement that an in vitro diagnostic medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. The European Commission has adopted various standards applicable to medical devices, for example relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that essential requirement.

Compliance with the essential requirements of the IVDD is a prerequisite for affixing the European Conformity Marking, or CE Mark, without which in vitro diagnostic medical devices cannot be sold in the EU. To demonstrate compliance with the essential requirements, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Except for general in vitro diagnostic medical devices, where the manufacturer can self-assess the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

The EU regulatory landscape concerning medical devices is evolving. On April 5, 2017, Regulation (EU) 2017/746 of the European Parliament and of the Council on in vitro diagnostic medical devices and repealing Directive 98/79/EC and Commission Decision 2010/227/EU, or the IVDR, was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. Unlike directives, the IVDR does not need to be transposed into national law and therefore reduce the risk of discrepancies in interpretation across the different European markets.

The IVDR will become applicable five years after publication (on May 26, 2022). Once applicable, the IVDR will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	establish explicit provisions on importers’ and distributors’ obligations and responsibilities;

•	impose an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

•

improve the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	set up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices that may have to undergo an additional check by experts before they are placed on the market.

The aforementioned EU rules are generally applicable in the European Economic Area, or the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Japanese Medical Device Regulation

The Japanese Ministry of Health, Labour, and Welfare, or the MHLW, regulates the sale of medical devices under the Act on Securing Quality, Efficacy and Safety of Products including Pharmaceuticals and Medical Devices, or the PMD Act. The Pharmaceuticals and Medical Devices Agency performs many of the medical device review functions for the MHLW. Medical devices generally must undergo thorough safety examinations and demonstrate medical efficacy before the MHLW grants shonin (approval) or ninsho (certification). Those who sell, rent, give or provide medical devices manufactured or imported (referred to as Marketing Authorization Holders or MAHs) must also satisfy certain requirements before the MHLW grants a business license (kyoka). Requirements for MAHs include conformity to the ISO 13485 standard in terms of quality management standards as well as certain good vigilance practice standards, including post-market surveillance requirements. Manufacturers must register their manufacturing facilties with the MHLW if such facilities involve certain processes substantially related to quality of the medical devices.

Only a licensed MAH can apply for premarket device approval in Japan, and where there remain unestablished items in efficacy and safety by pre-existing data and non-clinical trial data, clinical trial data must be submitted for application to establish such terms. Also, under the PMD Act, in order to confirm the efficacy and safety for certain medical devices designated by the MHLW, the MHLW sets a period of time according to the characteristics of the devices, and investigations concerning the results of use will be conducted during such period.

Intellectual Property

Our commercial success depends in part on our ability to obtain, maintain and enforce intellectual property protection for our current and future product candidates, novel discoveries, product development technologies and know-how. Our policy is to seek to protect our proprietary position by, among other methods, seeking to obtain U.S. and foreign patents and patent applications related to our proprietary technology that are important to the development and implementation of our business. We seek to obtain domestic and international patent protection, and endeavor to promptly file patent applications for new commercially valuable inventions. We also rely on other approaches to protecting our proprietary position, such as trademarks, trade secrets, copyrights, know-how and/or continuing technological innovation, to develop and maintain our proprietary position.

Patents

We believe that our patent portfolio provides good coverage for our current and pipeline product candidates. We have built a patent portfolio globally around several aspects of the current and future generations of our technology. We file new patent applications as we conduct research and development for new programs and come up with potentially patentable inventions in the process. Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date if all fees continue to be paid. In some cases, the term of a U.S. patent may be shortened by terminal disclaimer, such that its term is reduced to end with that of an earlier-expiring patent. In some cases, U.S. patent term can be adjusted to recapture a portion of delay by the U.S. Patent &

Trademark Office, or USPTO, in examining the patent application (patent term adjustment) or extended to account for term effectively lost as a result of the FDA regulatory review period (patent term extension), or both.

As of June 30, 2021, we owned 43 issued U.S. patents, 113 issued patents outside the United States, 13 pending non-provisional U.S. patent applications, and 18 pending foreign patent applications. Of our issued U.S. patents, five are design patents and the remaining 38 are utility patents. Of our issued foreign patents, twelve are design patents and the remaining 101 are utility patents. We have issued patents or pending applications in Canada, Japan, Hong Kong, and various countries in Europe, including Germany, France, the United Kingdom, the Netherlands, Ireland, Switzerland and Italy. Our patents include claims directed to analyte meters, multi-test cartridges, body fluid sampling arrangements, control materials for use with analyte meters and related methods.

Of our 43 issued U.S. patents, 27 of the patents cover the features and benefits of POGO Automatic and methods for its use including individual components of POGO Automatic, such as the POGO Automatic Monitor and the POGO Automatic Cartridges. Three of these 27 issued U.S. patents are design patents and the remaining 24 are utility patents. These patents expire on various dates between 2022 and 2034. The remaining patents in our portfolio cover alternative designs for analyte meters and/or body fluid sampling arrangements, or next generation concepts.

All of our pending patent applications, both U.S. and foreign, are utility patent applications. These applications are generally directed to POGO Automatic and methods for its use, Patterns, and related concepts. Of our 13 pending U.S. patent applications, two were filed in 2017, three were filed in 2018, four were filed in 2019, two were filed in 2020, and two were filed in 2021. Our U.S. patent applications, if issued, have expected expiration dates between 2025 and 2038, exclusive of any possible patent term adjustments. Our foreign patent applications, if issued, have expected expiration dates between 2026 and 2038.

Subject to payment of required maintenance fees, annuities and other charges, our issued U.S. patents expire between 2021 and 2034, with 17 of our issued U.S. patents having expiration dates between 2021 and 2025, 18 of our issued U.S. patents having expiration dates between 2026 and 2030, and the remaining eight U.S. patents having expiration dates between 2031 and 2034. Subject to payment of required annuities and other charges, our foreign patents expire between 2022 and 2032.

Trademarks

As of June 30, 2021, we owned 37 trademark registrations and applications in ten jurisdictions.

Copyrights, Trade Secrets and Other Proprietary Information

In addition to patents, we rely on or may in the future rely on copyrights, trade secrets and know-how to develop and maintain our competitive position. We typically rely on or may in the future rely on copyrights and trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. It is our policy to protect trade secrets, know-how and/or other proprietary information by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. Confidentiality agreements limit use and disclosure of our confidential information during and after the relationship. Intellectual property assignment agreements require that all inventions resulting from work performed for us or relating to our business and conceived during the period of the relationship are our exclusive property. We take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

For information regarding the risks related to our intellectual property, see the section titled “Risk Factors—Risks Relating to Intellectual Property and Legal and Regulatory Matters.”

Facilities

Our corporate headquarters are located in Fremont, California, where we lease approximately 62,000 square feet of manufacturing, laboratory and office space pursuant to a lease agreement which was effective as of January 1, 2021 and expires on May 31, 2028. We are in the process of identifying additional manufacturing, laboratory and office space to supplement our existing facilities and address our near-term facilities requirements. We anticipate that as our business continues to grow, additional facilities will be required, primarily to address our needs for additional Cartridge manufacturing space.

Employees and Human Capital

As of July 31, 2021, we had approximately 111 full-time employees. None of our employees are represented by a labor union, and we consider our employee relations to be good.

We strive to recruit, hire and retain a talented and diverse team of people who align with our values. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our new and existing employees. We maintain an equity incentive plan, the principal purposes of which are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. To facilitate talent attraction and retention, we strive to make our company a desirable workplace, with opportunities for our employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs.

In addition, as a result of the COVID-19 pandemic, we implemented significant changes to protect the health and safety of our employees in line with directives from state and the applicable local governments, as well as guidance from the CDC. This includes having many of our employees work from home, while implementing additional safety measures for essential employees continuing critical on-site work.

Legal Proceedings

We are not currently a party to any material legal proceedings. We may, however, in the ordinary course of business face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition and results of operations. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Impact of COVID-19

The COVID-19 pandemic has negatively impacted our operations by disrupting our manufacturing processes and the operations of manufacturers, suppliers and other third parties with which we do business and may continue to negatively impact our and revenues and overall financial condition by harming the ability or willingness of customers to pay for our products due to macro-economic conditions resulting from the pandemic. At times governmental orders and restrictions related to COVID-19 and positive COVID-19 test results of our employees have resulted in manufacturing stoppages and slowdowns, delays in obtaining manufacturing equipment, among other events that have negatively impacted our operations and those of our third-party suppliers. The COVID-19 pandemic has also resulted in supply chain disruptions, and the lead times for some of our key product components have been significantly extended, resulting in the payment of higher prices to secure supplies from alternate providers and, in some cases, redesign and revalidation of our products in order to use these alternate components, which requires additional testing pursuant to FDA guidelines to ensure that the alternate component is an acceptable substitute. While we believe that no additional FDA approvals or clearances would be necessary in connection with these particular modifications, in the event of other product modifications we may be required to seek additional clearances from the FDA consistent with FDA device modification guidance. We expect that these supply chain constraints will continue and could be exacerbated by the prolonged impact of COVID-19.

For additional discussion of the impact of COVID-19 on our business, see the sections titled “Risk Factors—Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MANAGEMENT

The following table sets forth information regarding our executive officers and directors, including their ages as of August 1, 2021:

NAME	AGE	POSITION(S)
Executive Officers
Emory Anderson	67	President, Chief Executive Officer and Director
Timothy Buskey	52	Chief Market Access Officer and Senior Vice President of Market Access and Channel Management
Tammy Cameron	55	Chief Financial Officer and Senior Vice President of Finance and Human Resources
Robb Hesley	57	Chief Operating Officer and Senior Vice President of Product Development, Manufacturing, Quality and Information Technology
Dean Zikria	53	Chief Commercial Officer and Senior Vice President of Sales and Marketing

Non-Employee Directors
Rebecca Robertson(2)	60	Chairperson and Director
Michael Bornitz, CFA, CPA(3)	39	Director
Matthew Crawford(2)(3)	55	Director
Bianca Rhodes(1)	62	Director
Valeska Schroeder, Ph.D.(1)	48	Director
Casey Tansey(2)	63	Director
Brad Vale, Ph.D., DVM(1)	68	Director
George Zamanakos, Ph.D.(3)	48	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Emory Anderson has served as our President, Chief Executive Officer and as a member of our board of directors since September 2008. Prior to joining Intuity Medical, from 1992 to 2007 Mr. Anderson served in various roles, most recently as the President and Chief Executive Officer, at Adeza Biomedical Corporation, a publicly-held medical device company. From 1984 to 1992, Mr. Anderson served as Executive Vice President and Chief Operating Officer of Indesys, Inc., a privately-held data communications company that he co-founded. Previously, he held the position of Director of Finance in the Consumer Electronics Division of Atari, Inc., a computer and gaming company, from 1980 to 1984. Mr. Anderson previously served on the board of directors of Curon Medical, Inc., a publicly traded medical technology company, and Adeza Biomedical Corporation. Mr. Anderson holds a M.B.A. in Finance from Santa Clara University and a B.A. in Physical Education from the University of California at Davis. We believe that Mr. Anderson is qualified to serve on our board of directors due to the valuable expertise and perspective he brings in his capacity as our President and Chief Executive Officer and because of his extensive experience and knowledge of our industry.

Timothy Buskey has served as our Chief Market Access Officer and Senior Vice President of Market Access and Channel Management since June 2021 and previously served as our Chief

Commercial Officer and Senior Vice President, Sales and Marketing from February 2018 to April 2021. Prior to joining Intuity Medical, Mr. Buskey served as Vice President of Consumer Health for AmerisourceBergen Corporation, a global pharmaceutical sourcing and distribution services company, serving in that role from October 2011 to February 2018. Before AmerisourceBergen, from 2001 to 2010, Mr. Buskey served in several senior level sales roles at Adams Respiratory Therapeutics, Inc., a pharmaceutical company that was acquired by Reckitt Benckiser Group in 2008, as part of a team responsible for the commercialization of Mucinex®. Prior to Adams, Mr. Buskey worked for various pharmaceutical manufacturers in sales and marketing leadership roles. Mr. Buskey holds a B.S. in Business Administration from Northeastern University, graduating summa cum laude.

Tammy Cameron has served as our Chief Financial Officer and Senior Vice President of Finance and Human Resources since July 2018. Prior to joining Intuity Medical, Ms. Cameron served from November 2011 to September 2018 as Chief Financial Officer and Senior Vice President of Finance at Labcyte Inc., a privately-held life sciences company. From 2007 to 2011, she worked as Vice President of Finance at Depomed, Inc., a publicly-held pharmaceutical company. Additionally, Ms. Cameron served as Controller at Adeza Biomedical Corporation, a publicly-held medical device company, from 2005 to 2007. From 2000 to 2005, she was the Director of Finance at Timi3 Systems, Inc., a privately-held biotechnology company. She was also an Accounting Manager from 1993 to 1995 at Rasna Corporation, a privately-held engineering services company. Additionally, from 1988 to 1991, Ms. Cameron was a Manager in the audit practice at Ernst & Young LLP. Ms. Cameron holds a B.S. in Accounting from California State University-East Bay.

Robb Hesley has served as our Chief Operating Officer and Senior Vice President of Product Development, Manufacturing, Quality and Information Technology since September 2018 and previously served as our Chief Financial Officer and Vice President of Corporate Development and Finance from November 2011 to September 2018. Prior to joining Intuity Medical, Mr. Hesley worked as Vice President of Business Development at Hologic, Inc., a publicly-held medical technology company, from 2007 to 2011. From 2003 to 2007, Mr. Hesley worked as the Vice President of Business Development at Adeza Biomedical Corporation, a publicly-held medical device company. Additionally, Mr. Hesley was the CEO and Co-Founder of PowderCheck, Inc., a privately-held medical technology company, where he worked from 2001 to 2003. From 1997 to 2001, he was Vice President of Business Development and Research and Development at Metrika Inc., a privately-held medical technology company. Prior to Metrika, Mr. Hesley worked at Metra Biosystems, Inc., a privately-held medical technology company, from 1991 to 1997. Mr. Hesley holds a B.S. in Molecular Biology and Chemistry from San Jose State University.

Dean Zikria has served as our Chief Commercial Officer and Senior Vice President of Sales and Marketing since June 2021. Mr. Zikria is the Founder, Chairman and sole owner of Mind Machine LLC. Prior to joining Intuity Medical as Chief Commercial Officer, Mr. Zikria served as an advertising and marketing consultant to Intuity Medical through his company, Mind Machine LLC, beginning in September 2019, and as an independent consultant from April 2019 to September 2019 through his company DZ Advisors, LLC. Since December 2017, Mr. Zikria has worked as an independent consultant through DZ Advisors for life sciences companies. Additionally, Mr. Zikria served as the Chief Executive Officer and member of board of directors of Spirosure, Inc., a privately-held medical technology company, from May 2014 to November 2017. Prior to joining Spirosure, from 2010 to 2014, Mr. Zikria held various commercial leadership roles at Johnson & Johnson, a publicly-held medical device company, most recently in as the Head of Global Marketing for Johnson & Johnson Animas Corporation within the Johnson & Johnson Medical Device & Diagnostics Division. Mr. Zikria also held multiple commercial leadership roles at Pfizer Inc., a publicly-held pharmaceutical company, from 2003 to 2010. He currently serves on the board of directors of a number of private companies, including Mind Machine LLC, AsthmaTek, Inc., Brev.Dev, Inc. (formerly Paneau Inc.) and Tivic Health Systems Inc. Mr. Zikria holds an M.B.A. and a B.S. in Biology from Rutgers University.

Non-Employee Directors

Rebecca Robertson is currently Chairperson and has served as a member of our board of directors since May 2002. Ms. Robertson founded and has served as Managing Director of Versant Ventures, a life sciences focused venture capital firm, since its founding in 1999. Prior to founding Versant, Ms. Robertson was a General Partner at Institutional Venture Partners (IVP), a venture capital firm, from 1997 to 1999. From 1994 to 1997, Ms. Robertson was a Senior Vice President at Chiron Corporation, a privately-held biotechnology firm. Additionally, Ms. Robertson cofounded Egis, a privately-held consumer products company, in 1990 and worked there as Vice President until 1993. From 1983 to 1990, she held various senior management positions at LifeScan, a privately held medical technology company which was acquired by Johnson & Johnson in 1986. Ms. Robertson currently serves as a board member for Tandem Diabetes Care Inc., a publicly-held medical device manufacturing company, and for several privately held companies including Ceribell, Inc. and Sterifre Medical, Inc. Previously, Ms. Robertson served on the boards of several privately-held medical device companies, including Liposonix, Inc., Spiration, Inc. and Orametrix, Inc. Ms. Robertson holds a B.S. in Chemical Engineering from Cornell University. We believe that Ms. Robertson is qualified to serve on our board of directors due to her demonstrated leadership and expertise in her field and her experience as an investor in life sciences companies.

Michael Bornitz, CFA, CPA has served as a member of our board of directors since October 2016. Mr. Bornitz is a Partner at Luther King Capital Management, Headwater Investments (LKCM Headwater), a private investment fund, and has previously served as a Vice President and Principal since joining the firm in March 2010. Prior to becoming a Partner at LKCM Headwater, he served as Chief Financial Officer for the LKCM Radio Group LP, a privately-held radio broadcasting company, from 2008 to 2010. Additionally, Mr. Bornitz was a senior member of the mergers and acquisitions group at accounting firm Ernst & Young LLP. Mr. Bornitz also serves on the board of several privately-held companies including Leading Quality Assurance, a hospitality analytics and software company, Wishbone Medical, Inc., a medical device company, Alliance Consumer Group, an outdoor consumer products business, Buckhorn Waste Services, a specialty waste disposal company, and Quality Magnetite, LLC, a mineral processing and distribution company and previously served on the board of Cardiva Medical, Inc., a privately-held medical device company. Mr. Bornitz holds a Master of Accounting and B.A. of Business Administration from Texas Christian University. Mr. Bornitz is both a Certified Public Accountant and Certified Financial Analyst. We believe that Mr. Bornitz is qualified to serve on our board of directors due to his extensive experience as an investor and operator of companies in a wide range of industries.

Matthew Crawford has served as a member of our board of directors since October 2016. Mr. Crawford founded PTV Healthcare Capital, a healthcare-focused venture capital firm, in 2003 and has served since then as Managing Director. Mr. Crawford previously served on the board of Apollo Endosurgery, Inc., a publicly-held medical device company and a number of private companies, including Asuragen Inc., Cardiva Medical Inc., LDR Holding Corporation and On-X Life Technologies. Mr. Crawford holds an M.B.A. and a B.A. in History from Wake Forest University. We believe that Mr. Crawford is qualified to serve on our board of directors due to his more than thirty years of experience in investing in, advising and leading healthcare companies.

Bianca Rhodes has served as a member of our board of directors since August 2021. Since 2014, Ms. Rhodes has served as the President and Chief Executive Officer of Knight Aerospace Medical Systems, LLC, an aeromedical transportation company. Prior to Knight Aerospace Medical Systems, she founded CrossRhodes Consulting, and consulted for a number of private enterprises, specializing in financial and operating issues. Prior to that, she served as Chief Financial Officer of Kinetic Concepts Inc. from 1990 to 1994 and Chief Financial Officer of Intelogic Trace Inc. from 1988 to 1990. Ms. Rhodes currently serves on the boards of Lawson Products, Inc., a publicly-held distributor of products and services to the maintenance, repair and operations marketplace, and Dura Software, Inc., a privately-held software company. Ms. Rhodes holds a B.B.A. in Finance from University of Texas. We believe that Ms. Rhodes is qualified to serve on our board of directors due to her extensive executive and board leadership experience.

Valeska Schroeder, Ph.D. has served as a member of our board of directors since March 2019. Since 2016, Dr. Schroeder has served as the Managing Director of KCK Technologies, a single family evergreen fund that invests in medical technologies. Dr. Schroeder holds a Ph.D., M.S. and B.S. in Materials Science and Engineering from the University of California at Berkeley. We believe that Dr. Schroeder’s experience in the healthcare industry qualify her to serve on our board of directors.

Casey Tansey has served as a member of our board of directors since August 2006. Mr. Tansey has served as a Managing Member of several U.S. Venture Partners’ funds since April 2005, and currently serves as the firm’s Managing Partner. Prior to USVP, from 2001 to 2004, he served as the President and CEO of Epicor Medical, a privately held medical technology company. From 1999 to 2001, Mr. Tansey was the President and CEO of Heartport, Inc., a publicly-held medical device company that was later acquired by Johnson & Johnson. Since 2007, Mr. Tansey has served on the board of Inspire Medical Systems, Inc., a publicly held medical technology company. He previously served on the board of Intersect ENT, Inc., a publicly held healthcare equipment company. Additionally, Mr. Tansey serves on the board of directors of several privately-held medical technology and healthcare-related companies including Heartflow, Inc., Highlife, Inc., NeoChord, Inc., Neuros Medical, Inc., Shiratronics, Inc. and Shoulder Innovations, Inc. Mr. Tansey holds an M.B.A. and a B.S. in Business from the College of Notre Dame in Belmont, California. We believe that Mr. Tansey is qualified to serve on our board of directors because of his more than twenty five years of experience leading or investing in early-stage medical device and healthcare companies.

Brad Vale, Ph.D., DVM has served as a member of our board of directors since October 2020. Dr. Vale co-founded Treo Ventures, a medical device and digital health focused venture capital firm in 2018 and has since served as a managing General Partner. Prior to Treo, Dr. Vale founded Calaveras Creek Capital where he served as Chief Executive Officer from March 2015 to December 2017. From 1992 to 2015, Dr. Vale held a number of roles at Johnson & Johnson Development Corporation (JJDC), the company’s venture arm, most recently as Head of JJDC. Dr. Vale currently serves on the board of Nevro Corp., a publicly-held medical device company, as well as several privately-held company boards including ShiraTronics,Inc., AgilVax, Inc. and Hyalex Orthopaedics Inc. Dr. Vale holds a D.V.M. from Washington State University, a Ph.D. and M.S. in Biomedical Engineering from Iowa State University and a B.S. in Chemistry and Biology from Beloit College. We believe that Dr. Vale is qualified to serve on our board of directors due to his scientific background and his decades of leadership as an investor in life sciences companies.

George Zamanakos, Ph.D. has served as a member of our board of directors since April 2021. He currently serves as Managing Partner of DreamSaga LLC. From April 2016 to March 2021, Dr. Zamanakos served as the Divisional Vice President, Global Strategic Marketing for Abbott Laboratories – Diabetes Care Division, a medical devices and healthcare company. Prior to Abbott, Dr. Zamanakos served as the General Manager, SweetSpot Diabetes Care Inc. at DexCom, Inc., a publicly-held company that develops, manufactures and distributes continuous glucose monitoring systems for diabetes management, from 2013 to 2016. Prior to his work at DexCom, Dr. Zamanakos served as Senior Vice President at West Wireless Health Institute from 2011 to 2012 and Director Strategic Marketing, LifeScan, a diagnostic systems manufacturer with products focusing on the diabetes market, which was later acquired by Platinum Equity, from 2008 to 2011. Prior to that, he held various positions of increasing responsibility at McKinsey & Company from 2002 to 2008. Dr. Zamanakos received a B.A. in Physics at the University of Athens and a Ph.D. in Physics from California Institute of

Technology. We believe that Dr. Zamanakos is qualified to serve on our board of directors due to his scientific background and extensive experience in the medical device and diabetes care industries.

Scientific Advisory Board

We have a Scientific Advisory Board comprised of nationally and internationally recognized leaders in the area of diabetes clinical management. They have deep expertise in different but complementary areas of medicine: endocrinology, internal medicine, primary care, diabetes clinical research, data analytics and artificial intelligence, public health and behavioral psychology. They have extensive peer reviewed publications on topics such as insulin therapies, diabetes device efficacy, patient and HCP management of diabetes and the implications of diabetes treatments and care.

The role of the Scientific Advisory Board is to advise and guide the Company regarding matters of patient care, HCP interactions and the clinical aspects of diabetes care.

Intuity Medical Scientific Advisory Board members:

Daniel Einhorn, M.D. (Chair)

John Anderson, M.D.

Bruce Bode, M.D.

James Gavin III, M.D.

Pam Kushner, M.D.

Kenneth Mortisugu, M.D.

Aaron Neinstein, M.D.

William Polonsky, Ph.D., CDCES

Board Composition

Director Independence

Our board of directors currently consists of nine members. Our board of directors has determined that all of our directors, other than Mr. Anderson, qualify as “independent” directors in accordance with the listing rules of The Nasdaq Stock Market LLC, or the Listing Rules. Mr. Anderson is not considered independent by virtue of his position as our President and Chief Executive Officer. Under the Listing Rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Listing Rules, our board of directors has made a subjective determination as to each independent director that no relationship exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Mr. Anderson, Mr. Tansey and Dr. Zamanakos, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	The Class II directors will be Mr. Crawford, Ms. Rhodes and Dr. Vale, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	The Class III directors will be Mr. Bornitz, Ms. Robertson and Dr. Schroeder, and their terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Voting Arrangements

The election of the members of our board of directors is governed by the amended and restated voting, right of first refusal and co-sale agreement that we entered into with certain holders of our common stock and certain holders of our redeemable convertible preferred stock and the related provisions of our amended and restated certificate of incorporation. Pursuant to our amended and restated voting, right of first refusal and co-sale agreement, the following directors were designated as directors to our board of directors:

•	Rebecca Robertson was designated by Versant Ventures;

•	Matthew Crawford was designated by PTV IV, LP;

•	Valeska Schroeder was designated by KCK Ltd.;

•	Michael Bornitz was designated by 301 Intuity Investors, LLC;

•	Casey Tansey was designated by U.S. Venture Partners;

•	Brad H. Vale who was designated by Treo Ventures I, L.P.;

•	Emory Anderson was designated as our then-current Chief Executive Officer;

•	Bianca Rhodes was designated by a majority of the members of our board of directors; and

•	George Zamanakos was designated by a majority of the members of our board of directors.

The holders of our common stock and redeemable convertible preferred stock who are parties to our amended and restated voting, right of first refusal and co-sale agreement are obligated to vote for such designees indicated above. The provisions of this amended and restated voting, right of first refusal and co-sale agreement will terminate upon the completion of this offering and our amended and restated certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance policies to be in place immediately prior to the completion of this offering will provide our board of directors with flexibility to combine or separate the positions of Chair of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Nasdaq Listing Rules, which we will post on our website at www.presspogo.com upon the effectiveness of the registration statement of which this prospectus is a part.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;

•	reviews and approves all related party transactions on an ongoing basis;

•	establishes procedures for the receipt, retention and treatment of any complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	discusses on a periodic basis, or as appropriate, with management the Company’s policies and procedures with respect to risk assessment and risk management, including cybersecurity risk;

•

is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•

investigates any reports received through the ethics helpline and reports to the Board periodically with respect to any information received through the ethics helpline and any related investigations; and

•	reviews the audit committee charter and the audit committee’s performance on an annual basis.

Our audit committee consists of Ms. Rhodes, Dr. Schroeder and Dr. Vale. Our board of directors has determined that all members are independent under the Listing Rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The chair of our audit committee is Ms. Rhodes. Our board of directors has determined that Ms. Rhodes is an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements, in accordance with applicable requirements. After the completion of the offering,                      is expected to beneficially own or control, directly or indirectly, more than 10% of our outstanding common stock.

Compensation Committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer). The compensation committee reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation, and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer. The compensation committee will review and evaluate, on an annual basis, the compensation committee charter and the compensation committee’s performance. Our compensation committee consists of Mr. Crawford, Ms. Robertson and Mr. Tansey. Our board of directors has determined that all members are independent under the Listing Rules. The chair of our compensation committee is Ms. Robertson.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and making recommendations to our board of directors concerning governance matters. Our nominating and corporate governance committee consists of Mr. Bornitz, Mr. Crawford and Dr. Zamanakos. Our board of directors has determined that all members are independent under the Listing Rules. The chair of our nominating and corporate governance committee is Mr. Bornitz.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors intends to adopt a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.presspogo.com upon the effectiveness of the registration statement of which this prospectus is a part. Any waiver of our code of business conduct and ethics for our directors, executive officers or other principal financial officers may be made only by the board of directors and will be disclosed to the public as required by law or the Listing Rules. Waivers of our code of business conduct and ethics for other employees or consultants may be made only by our chief executive officer or chief financial officer and will be reported to our audit committee. We intend to disclose any future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above or in public filings.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, limit our directors’ liability, and provide that we may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law, or the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. For the year ended December 31, 2020, our chief executive officer and the next three most highly-compensated executive officers, or our named executive officers, and their positions were as follows:

•	Emory Anderson, our President and Chief Executive Officer;

•	Robb Hesley, our Chief Operating Officer—Senior Vice President of Product Development, Manufacturing, Quality and Information Technology;

•	Timothy Buskey, our Chief Commercial Officer—Senior Vice President of Sales and Marketing; and

•	Tammy Cameron, our Chief Financial Officer—Senior Vice President of Finance and Human Resources.

Timothy Buskey was our Chief Commercial Officer—Senior Vice President of Sales and Marketing until June 1, 2021, when he became our Chief Market Access Officer and Senior Vice President of Market Access and Channel Management. The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2020 Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers for the fiscal year ending on December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Emory Anderson President and Chief Executive Officer	2020	394,154				225,120		47	619,321
Robb Hesley Chief Operating Officer – Senior Vice President of Product Development, Manufacturing, Quality and Information Technology	2020	342,539				146,730		72	489,341
Timothy Buskey Chief Commercial Officer – Senior Vice President of Sales and Marketing	2020	328,462				103,950		72	432,484
Tammy Cameron Chief Financial Officer – Senior Vice President of Finance and Human Resources	2020	305,000				125,775		72	430,847

(1)

Amount reported represent bonuses paid to our named executive officers based on the achievement of certain corporate and individual objectives, see the section below titled “Narrative Disclosure to Summary Compensation Table – 2020 Bonuses.”

Narrative to Summary Compensation Table

2020 Salaries

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

For fiscal year 2020, Messrs. Anderson, Hesley and Buskey and Ms. Cameron had an annual base salary of $420,000, $365,000, $350,000 and $325,000, respectively. In April 2020, the base salary of each of our named executive officers was temporarily reduced by 20% in response to the impact of COVID-19 on our business. Their base salaries were restored to their original levels in August 2020.

In February 2021, our board of directors increased the annual base salary of Messrs. Anderson and Hesley and Ms. Cameron to $432,600, $375,950 and $334,750, respectively.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2020 Bonuses

We maintain an annual performance-based cash bonus program in which each of our named executive officers participated in fiscal year 2020. Each named executive officer’s target bonus is expressed as a percentage of base salary which can be achieved by meeting certain performance objectives at target level. The 2020 annual bonus for Messrs. Anderson, Hesley and Buskey and Ms. Cameron were targeted at 40%, 30%, 30% and 30% of the executive’s base salary, respectively.

For fiscal year 2020, our named executive officers were eligible to earn cash bonuses based on individual performance and the achievement of certain corporate objectives approved by our board of directors. In July 2020, our board of directors adjusted the corporate objectives in light of the impact of COVID-19 on our business. In February 2021, our board of directors awarded bonuses based on achievement of our adjusted 2020 corporate objectives and individual contribution at 134%, 134%, 99% and 129% of target for Messrs. Anderson, Hesley and Buskey and Ms. Cameron, respectively. Based on this determination, our board of directors approved the 2020 annual bonuses set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.” These amounts were calculated without regard to the temporary 20% reduction in our named executive officers’ base salaries from April to August of 2020.

Also in February 2021, our board of directors established target bonus opportunities for fiscal year 2021 for Messrs. Anderson, Hesley and Buskey and Ms. Cameron at 40%, 30%, 30% and 30% of annual base salary, respectively.

In addition, our board of directors and compensation committee may pay discretionary bonuses to our named executive officers from time to time, in their discretion.

Equity-Based Compensation

Pursuant to our Amended and Restated 2002 Stock Option Plan, or the 2002 Plan, we have granted stock options to our employees, including our named executive officers, in order to attract and retain them, as well as to align their interests with the interests of our stockholders. In order to provide a long-term incentive, our stock options generally vest over four years subject to continued service to us. For additional information about the 2002 Plan, please see the section titled “Equity Compensation Plans” below.

We did not make any stock option or other equity incentive grants in fiscal year 2020.

In connection with this offering, we intend to adopt a 2021 Incentive Award Plan, or the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the day prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled “Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we do not match contributions made by employees. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

We do not provide our named executive officers with any perquisites beyond those made generally available to our other employees.

In the future, our board of directors or compensation committee may provide perquisites to our named executive officers in the event it determines that it is necessary or appropriate to incentivize or fairly compensate them.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Emory Anderson	762,058		1.10	9/29/2021
	270,907		1.10	2/9/2022
	247,199		1.10	4/11/2023
	116,655		0.95	3/26/2025
	34,620		0.63	12/21/2025

Robb Hesley	188,465		1.11	11/21/2021
	62,890		1.11	4/11/2023
	87,142		0.95	3/26/2025
	76,354		0.64	12/21/2025

(1)

Each option is fully vested. In connection with this offering, Messrs. Anderson and Hesley have agreed to forfeit all of their outstanding equity awards in this table prior to the completion of this offering.

In connection with this offering, Messrs. Anderson and Hesley have agreed to forfeit all of their existing stock options. In addition, we expect to grant Messrs. Anderson, Hesley and Buskey and Ms. Cameron approximately             ,             ,              and              restricted stock units, respectively, and options to purchase approximately             ,             ,              and              shares (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus), respectively. The restricted stock units will be granted contingent and effective upon the filing of our registration statement on Form S-8 covering such restricted stock units, and the options will be granted upon the pricing of this offering with an option exercise price equal to the initial public offering price. Each award of restricted stock units will vest as to     % of the restricted stock units underlying the award on each          anniversary of             , subject to continued service through the applicable vesting date. The options will vest and become exercisable as to              of the underlying shares on each          anniversary of             , subject to continued service through the applicable vesting date.

Current Employment Arrangements

We have entered into offer letters and change of control severance agreements with each of our named executive officers, the material terms of which are summarized below.

Emory Anderson. We entered into an amended and restated offer letter with Mr. Anderson in 2015 that provided for his then-current annual base salary and target bonus of $355,402 and 40% of base salary, respectively, certain additional option grants, and standard benefit plan eligibility. We are also a party to an amended and restated change of control severance agreement with Mr. Anderson. Under the agreement, in the event of Mr. Anderson’s “involuntary termination” within the 12-month period commencing on a change of control, subject to his execution of a release of claims against us, Mr. Anderson will receive: (i) 15 months’ continued base salary; (ii) a lump sum payment equal to 100% of the bonus earned in the prior fiscal year; (iii) a lump sum payment equal to the bonus earned in the prior fiscal year, prorated based on the length of his employment in the year of termination; (iv) continued healthcare coverage for 15 months following such termination at the same level and cost as those benefits were provided to Mr. Anderson and his dependents prior to such termination; and (v) extended exercisability of each of Mr. Anderson’s vested stock options for up to 15 months following such termination. In addition, all of Mr. Anderson’s equity awards will vest in full in the event of a change of control. In the event that Mr. Anderson is asked by an acquirer to serve in a transitional role following a change of control for a period of no more than six months at Mr. Anderson’s full salary and benefits, and Mr. Anderson serves in such role in good faith, Mr. Anderson will be deemed to have experienced an involuntary termination upon the termination of his employment for any reason following the completion of the transitional role and be eligible to receive the foregoing severance payments and benefits.

Robb Hesley. We entered into an offer letter with Mr. Hesley in 2011 that provided for his initial annual base salary and target bonus of $244,500 and 20% of base salary, respectively, his initial option grant, and standard benefit plan eligibility. We are also a party to an amended and restated change of control severance agreement with Mr. Hesley. Under the agreement, in the event of Mr. Hesley’s “involuntary termination” within the 12-month period commencing on a change of control, subject to his execution of a release of claims against us, Mr. Hesley will receive: (i) six months’ continued base salary; (ii) a lump sum payment equal to Mr. Hesley’s target bonus, prorated based on the length of his employment in the year of termination; (iii) a lump sum payment equal to 50% of Mr. Hesley’s target bonus; (iv) continued healthcare coverage for up to six months following such termination; and (v) extended exercisability of each of Mr. Hesley’s vested stock options for up to six months following such termination. In addition, all of Mr. Hesley’s equity awards will vest in full in the event of a change of control. In the event that Mr. Hesley is asked by an acquirer to serve in a transitional role following a change of control for a period of no more than six months at Mr. Hesley’s full salary and benefits, and Mr. Hesley serves in such role in good faith, Mr. Hesley will be deemed to have experienced an involuntary termination upon the termination of his employment for any reason following the completion of the transitional role and be eligible to receive the foregoing severance payments and benefits.

Timothy Buskey. We entered into an offer letter with Mr. Buskey in 2018 that provided for his initial annual base salary and target bonus of $350,000 and 30% of base salary, respectively, his initial option grant, and standard benefit plan eligibility. We are also a party to a change of control severance agreement with Mr. Buskey. Under the agreement, in the event of Mr. Buskey’s “involuntary termination” within the 12-month period commencing on a change of control, subject to his execution of a release of claims against us, Mr. Buskey will receive: (i) six months’ continued base salary; (ii) a lump sum payment equal to Mr. Buskey’s target bonus, prorated based on the length of his employment in the year of termination; (iii) a lump sum payment equal to 50% of Mr. Buskey’s target bonus; (iv) continued healthcare coverage for up to six months following such termination; and (v) extended exercisability of each of Mr. Buskey’s vested stock options for up to six months following such termination. In addition, all of Mr. Buskey’s equity awards will vest in full in the event of a change of control. In the event that Mr. Buskey is asked by an acquirer to serve in a transitional role following a change of control for a period of no more than six months at Mr. Buskey’s full salary and benefits, and Mr. Buskey serves in such role in good faith, Mr. Buskey will be deemed to have experienced an involuntary termination upon the termination of his employment for any reason following the completion of the transitional role and be eligible to receive the foregoing severance payments and benefits.

Tammy Cameron. We entered into an offer letter with Ms. Cameron in 2018 that provided for her initial annual base salary and target bonus of $325,000 and 30% of base salary, respectively, a one-time signing bonus of $33,000, her initial option grant, and standard benefit plan eligibility. We are also a party to a change of control severance agreement with Ms. Cameron. Under the agreement, in the event of Ms. Cameron’s “involuntary termination” within the 12-month period commencing on a change of control, subject to her execution of a release of claims against us, Ms. Cameron will receive: (i) six months’ continued base salary; (ii) a lump sum payment equal to Ms. Cameron’s target bonus, prorated based on the length of her employment in the year of termination; (iii) a lump sum payment equal to 50% of Ms. Cameron’s target bonus; (iv) continued healthcare coverage for up to six months following such termination; and (v) extended exercisability of each of Ms. Cameron’s vested stock options for up to six months following such termination. In addition, all of Ms. Cameron’s equity awards will vest in full in the event of a change of control. In the event that Ms. Cameron is asked by an acquirer to serve in a transitional role following a change of control for a period of no more than six months at Ms. Cameron’s full salary and benefits, and Ms. Cameron serves in such role in good faith, Ms. Cameron will be deemed to have experienced an involuntary termination upon the termination of her employment for any reason following the completion of the transitional role and be eligible to receive the foregoing severance payments and benefits.

For purposes of the change of control severance agreements, an “involuntary termination” is generally a termination by us without cause or the named executive officer’s resignation following one of the following events, subject to certain notice and cure periods: a change in his or her position that materially reduces his or her duties or level of responsibility or that materially changes the level of management that the executive reports to, a material reduction of base compensation, or a relocation of executive to a location more than 35 miles from the company’s current location. In addition, in the event of the executive’s involuntary termination during the three months preceding a change of control, such termination shall be deemed an involuntary termination occurring upon the completion of the change of control provided that the change of control is a “change in control event” for purposes of Section 409A of the Internal Revenue Code.

New Employment Arrangements

In connection with the offering, we intend to enter into new change in control and severance agreements with each of our named executive officers, which will supersede their current offer letters and current change of control and severance agreements in their entirety.

Pursuant to the terms of the new change in control and severance agreements, in the event the named executive officer is terminated without Cause or resigns for Good Reason (each, as defined in the change in control and severance agreements), the named executive officer will be eligible to receive: (i) continued base salary for 12 months, in the case of our Chief Executive Officer, or nine months, in the case of our other named executive officers; and (ii) payment or reimbursement of COBRA premiums for 12 months, in the case of our Chief Executive Officer, or nine months, in the case of our other named executive officers.

In lieu of the foregoing severance benefits, in the event the named executive officer is terminated without Cause or resigns for Good Reason, in each case, during the period commencing 3 months prior to and ending 12 months following a change in control, the named executive officer will be eligible to receive: (i) continued base salary for 18 months, in the case of our Chief Executive Officer, or 12 months, in the case of our other named executive officers; (ii) a lump sum payment equal to 1.5x, in the case of our Chief Executive Officer, or 1.0x, in the case of our other named executive officers, the named executive officer’s target bonus; (iii) payment or reimbursement of COBRA premiums for 18 months, in the case of our Chief Executive Officer, or 12 months, in the case of our other named executive officers; and (iv) full accelerated vesting of all equity awards.

All severance payments and benefits under the change in control and severance agreements are subject to the executive’s timely execution of a release of claims against us.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the completion of this offering and our existing equity plans, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2021 Incentive Award Plan

We intend to adopt the 2021 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2021 Plan,                     shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares reserved for issuance under the 2002 Plan but not subject to awards outstanding under the 2002 Plan, (ii) the number of shares represented by awards outstanding under our existing equity plans, or Prior Plan Awards, that become available for issuance under the counting provisions described below following the effective date and (iii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A) 5% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than                     shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2021 Plan:

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to the extent that an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2021 Plan;

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to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2021 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2021 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2021 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired by us will not be counted against the shares available for issuance under the 2021 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $                    .

Administration. The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan. The full board of directors will administer the 2021 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants. Such awards also may be granted to our directors. Only employees of our company may be granted incentive stock options, or ISOs.

Awards. The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Non-statutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up,

spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2021 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

Amended and Restated 2002 Stock Option Plan

We currently maintain the 2002 Plan, which was last amended by our board of directors and stockholders in October 2020. Following this offering and in connection with the effectiveness of our 2021 Plan, the 2002 Plan will terminate and no further awards will be granted under the 2002 Plan. However, all outstanding stock options will continue to be governed by their existing terms.

Administration. Our board of directors, the compensation committee or another committee thereof appointed by our board of directors, has the authority to administer the 2002 Plan and the awards granted under it. The administrator has the authority to select the service providers to whom awards will be granted under the 2002 Plan, the number of shares to be subject to those awards under the 2002 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2002 Plan and to adopt rules for the relating to the 2002 Plan, and exercise such other powers that it deems necessary and desirable to promote the bests interests of the company and that are consistent with the terms of the 2002 Plan.

Share Reserve. We have reserved an aggregate of 153,909,611 shares of our common stock for issuance under the 2002 Plan. As of June 30, 2021, options to purchase a total of 2,263,096 shares of our common stock were outstanding and 151,407,567 shares remained available for future grants.

Awards. The 2002 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, and shares of restricted stock to employees, consultants and directors; provided that only employees may be granted ISOs.

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Stock Options. The 2002 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant.

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Restricted Stock. The 2002 Plan provides for the grant of shares of restricted stock. Each restricted stock award that is accepted will be governed by a restricted stock agreement, which will detail the restrictions on transferability, risk of forfeiture and other restrictions the administrator approves. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of stock options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Adjustments of Awards. In the event of any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of substantially all of our assets, or exchange of shares or other similar corporate transaction or event, other than with respect to an equity restructuring (such as a stock split, stock dividend, spin-off or recapitalization), the administrator will make adjustments to the number and class of shares available for issuance under the 2002 Plan and the number, class and price of shares subject to outstanding awards, in order to prevent dilution or enlargement of benefits. In the event of an equity restructuring of the company, the number, class and price of shares subject to outstanding options and stock purchase rights, and the number and class of shares available for issuance under the 2002 Plan will be proportionately adjusted by the administrator.

Change in Control. In the event of a change in control, any outstanding awards may be assumed or substituted and where the acquirer does not assume or replace such awards, prior to the consummation of such transaction, the vesting of such outstanding awards will accelerate as to 50% of the shares subject to the awards. In addition, the vesting of awards held by directors will accelerate in full upon a change in control. Otherwise, in the event of a merger or change in control, the administrator has broad discretion to determine the treatment of each outstanding award, including providing for awards to terminate or accelerate in full immediately prior to the change in control or for awards to terminate in exchange for cash or other property .

Amendment and Termination. Our board of directors may amend or terminate the 2002 Plan or any portion thereof at any time. However, no amendment may impair the rights of a holder of an outstanding award without the holder’s consent, and any action by our board of directors to increase the number of shares subject to the plan or extend the term of the plan is subject to the approval of our stockholders. Additionally, an amendment of the plan shall be subject to the approval of our stockholders, where such approval by our stockholders of an amendment is required by applicable law. Following this offering and in connection with the effectiveness of our 2021 Plan, the 2002 Plan will terminate and no further awards will be granted under the 2002 Plan.

2021 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the 2021 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the

ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)                     shares of common stock and (b) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (i) 1% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than                    shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us on the first day of the offering period, or the enrollment date. Our employees who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee may not be granted rights to purchase stock under the ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of common stock for any calendar year that the rights remain outstanding.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation                     . Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 100,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

Director Compensation

Director Compensation Table for Fiscal Year 2020

During fiscal year 2020, we did not pay any of our non-employee directors any compensation, and none of our non-employee directors held outstanding stock options or stock awards as of December 31, 2020.

We have approved a compensation program for our non-employee directors, or the Director Compensation Program, to be effective in connection with the completion of this offering. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $40,000 per year.

•	The non-executive chairperson will receive an additional annual cash retainer in the amount of $35,000 per year.

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The chairperson of the audit committee will receive additional annual cash compensation in the amount of $20,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $10,000 per year for such member’s service on the audit committee.

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The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $7,500 per year for such member’s service on the compensation committee.

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The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $5,000 per year for such member’s service on the nominating and corporate governance committee.

Under the Director Compensation Program, each non-employee director will automatically be granted (i) an option to purchase that number of shares of our common stock calculated by dividing (a) $200,000 by (b) the per share Black-Scholes value of the option, calculated based on the 30 trading day average closing price of our common stock as of the date of grant (or if the date of grant is not a trading day, the immediately preceding trading day) and using our most recent assumptions published as of the date of grant, rounded down to the nearest whole share, upon the director’s initial appointment or election to our board of directors, referred to as the Initial Grant, and (ii) for each non-employee director who has served for at least 6 months as of the date of each annual stockholder’s meeting, an option to purchase that number of shares of our common stock calculated by dividing (a) $120,000 by (b) the per share Black-Scholes value of the option, calculated based on the 30 trading day average closing price of our common stock as of the trading day immediately preceding the date of grant and using assumptions published in our most recent periodic report as of the date of grant, rounded down to the nearest whole share, automatically on the date of each annual stockholder’s meeting thereafter, referred to as the Annual Grant. The Initial Grant will vest and become exercisable as to 1/36th of the underlying shares on a monthly basis over three years, subject to continued service through each applicable vesting date. The Annual Grant will vest and become exercisable as to 100% of the one-year anniversary of the applicable date of grant, provided, that if our annual stockholder’s meeting immediately following the date of grant takes place prior to the first anniversary of the date of grant, the Annual Grant will vest and become exercisable immediately prior to our annual stockholder’s meeting following the date of grant, subject to continued service through the applicable vesting date.

Upon the pricing of this offering, each non-employee director will receive an option under the 2021 Plan to purchase that number of shares of our common stock calculated by dividing (a) $200,000 by (b) the per share Black-Scholes value of the option, calculated based on the initial public offering price (                     shares based on the assumed initial public offering price of $                     per share, the midpoint of the price range set forth on the cover page of this prospectus) with an exercise price per share equal to the initial public offering price, which option will vest and become exercisable as to 1/36th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

In the event of a change in control (as defined in the 2021 Plan), each Initial Grant and Annual Grant, along with any other stock options or equity-based awards held by any non-employee director, will vest and become exercisable immediately prior to such change in control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 and any currently proposed transactions to which we were or are expected to be a participant in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”

Redeemable Convertible Preferred Stock Financing

Series 4 Redeemable Convertible Preferred Stock Financing

In December 2017, we entered into a Series 4 redeemable convertible preferred stock purchase agreement with various investors, pursuant to which we issued an aggregate of 119,081,960 shares of Series 4 redeemable convertible preferred stock at $0.38 per share or upon exchange of Series 3 redeemable convertible preferred stock for gross proceeds of $26.0 million in multiple closings. The first closing occurred in December 2017, at which time we issued 115,640,034 shares of Series 4 redeemable convertible preferred stock for gross proceeds of $25.0 million. The second closing occurred in February 2018, at which time we issued 3,441,926 shares of Series 4 redeemable convertible preferred stock for gross proceeds of $1.0 million.

The table below sets forth the number of shares of our Series 4 redeemable convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members.

Name(1)	Series 4 Convertible Preferred Stock (#)	Aggregate Purchase Price ($)
KCK Ltd.(2)	38,558,825	7,816,587
PTV IV, LP(3)	36,612,958	7,504,086
U.S. Venture Partners IX, L.P.(4)	12,373,825	2,812,500
301 Intuity Investors, LLC(5)	14,296,449	3,125,000
Entities affiliated with Versant Ventures(6)	2,467,107	937,501
AMV Partners II, L.P.(7)	7,760,609	1,776,525
Greg Garfield(8)	164,474	62,500
Valeska Schroeder(9)	32,895	12,500

(1)	For additional information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)

KCK Ltd. Beneficially owned more than 5% of our outstanding capital stock at the time of the Series 4 redeemable convertible preferred stock financing. Valeska Schroeder is currently a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Group.

(3)

PTV IV, LP beneficially owned more than 5% of our outstanding capital stock at the time of the Series 4 redeemable convertible preferred stock financing. Matthew Crawford is currently, and was at the time of the Series 4 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Crawford was designated to serve as a member of our board of directors by PTV IV, LP. Mr. Crawford is the managing director of PTV Healthcare Capital.

(4)

U.S. Venture Partners IX, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the Series 4 redeemable convertible preferred stock financing. Casey M. Tansey is currently, and was at the time of the Series 4 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Tansey was designated to serve as a member of our board of directors by U.S. Venture Partners IX, L.P. Mr. Tansey is a general partner at U.S. Venture Partners.
(5)

301 Intuity Investors, LLC beneficially owned more than 5% of our outstanding capital stock at the time of the Series 4 redeemable convertible preferred stock financing. Michael D. Bornitz is currently, and was at the time of the Series 4 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Bornitz was designated to serve as a member of our board of directors by 301 Intuity Investors, LLC and its affiliates. Mr. Bornitz is a partner at LKCM Headwater Investments.

(6)

Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. collectively beneficially owned more than 5% of our outstanding capital stock at the time of the Series 4 redeemable convertible preferred stock financing. Rebecca Robertson is currently, and was at the time of the Series 4 redeemable convertible preferred stock financing, a member of our board of directors. Ms. Robertson was designated to serve as a member of our board of directors by Versant Ventures. Ms. Robertson is a managing director at Versant Ventures.

(7)	AMV Partners II, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the Series 4 redeemable convertible preferred stock financing.
(8)

Greg Garfield was, at the time of the second closing of the Series 4 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Garfield was designated to serve as a member of our board of directors by KCK Ltd. Mr. Garfield is a senior managing director at KCK Ltd.

(9)

Valeska Schroeder is currently a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Ltd.

Series 5 Redeemable Convertible Preferred Stock, Warrant and Convertible Note Financing

In May 2019, we entered into a Series 5 redeemable convertible preferred stock, warrant and convertible note purchase agreement with various investors, pursuant to which we issued (i) an aggregate of 69,121,241 shares of Series 5 redeemable convertible preferred stock at $0.38 per share or upon exchange of Series 3 redeemable convertible preferred stock, (ii) warrants to purchase 152,555 shares of common stock, (iii) warrants to purchase 999,598 shares of Series 5 redeemable convertible preferred stock and (iv) convertible promissory notes in an aggregate principal amount of $9.5 million, for gross proceeds of $22.7 million in multiple closings (the “Series 5 Notes”). The first closing occurred in May 2019, at which time we issued 69,121,241 shares of Series 5 redeemable convertible preferred stock, warrants to purchase 152,555 shares of common stock and warrants to purchase 150,976 shares of Series 5 redeemable convertible preferred stock for a combination of Preferred Series 3 redeemable convertible preferred stock and gross proceeds of $13.2 million. The second closing occurred in August 2019, at which time we issued convertible promissory notes in an aggregate principal amount of $9.5 million and warrants to purchase 848,622 shares of Series 5 redeemable convertible preferred stock for gross proceeds of $9.5 million. Under the terms of the Series 5 Notes, under certain circumstances, the unpaid principal of the Series 5 Notes, including any accrued but unpaid interest thereon, would convert into preferred stock upon the closing of a future preferred stock financing that met specified criteria at a 20% discount to the per share price of the preferred stock sold in the financing. In October 2020, as part of the issuance of New Series B redeemable convertible preferred stock described below, the outstanding principal of $9.5 million under the Series 5 Notes, plus $0.5 million of accrued interest, converted into 55,687,493 shares of New Series B redeemable convertible preferred stock.

The table below sets forth the number of shares of our Series 5 redeemable convertible preferred stock, the number of warrants to purchase shares of our common stock, the number of warrants to purchase shares of our Series 5 redeemable convertible preferred stock and the principal amount of convertible promissory notes purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members.

Name(1)	Series 5 Convertible Preferred Stock (#)	Warrants to Purchase Shares of Common Stock (#)	Warrants to Purchase Shares of Series 5 Redeemable Convertible Preferred Stock (#)	Principal Amount of Convertible Promissory Notes ($)	Aggregate Purchase Price ($)
KCK Ltd.(2)	18,251,785	—	329,784	2,623,415	6,091,255
PTV IV, LP(3)	18,230,647	—	329,402	2,620,377	6,084,200
U.S. Venture Partners IX, L.P.(4)	9,196,048	—	—	1,111,323	2,858,572
301 Intuity Investors, LLC(5)	9,257,923	—	167,277	1,330,685	3,089,691
Entities affiliated with Versant Ventures(6)	7,827,763	—	—	945,970	2,433,247
AMV Partners II, L.P.(7)	5,905,729	—	—	713,695	1,835,783
Greg Garfield(8)	32,874	11,110	12,616	10,000	22,492
Valeska Schroeder(9)	6,574	2,221	2,522	2,000	4,498

(1)	For additional information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)

KCK Ltd. Beneficially owned more than 5% of our outstanding capital stock at the time of the Series 5 redeemable convertible preferred stock financing. Valeska Schroeder is currently a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Group.

(3)

PTV IV, LP beneficially owned more than 5% of our outstanding capital stock at the time of the Series 5 redeemable convertible preferred stock financing. Matthew Crawford is currently, and was at the time of the Series 5 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Crawford was designated to serve as a member of our board of directors by PTV IV, LP. Mr. Crawford is the managing director of PTV Healthcare Capital.

(4)

U.S. Venture Partners IX, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the Series 5 redeemable convertible preferred stock financing. Casey M. Tansey is currently, and was at the time of the Series 5 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Tansey was designated to serve as a member of our board of directors by U.S. Venture Partners IX, L.P. Mr. Tansey is a partner at U.S. Venture Partners.

(5)

301 Intuity Investors, LLC beneficially owned more than 5% of our outstanding capital stock at the time of the Series 5 redeemable convertible preferred stock financing. Michael D. Bornitz is currently, and was at the time of the Series 5 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Bornitz was designated to serve as a member of our board of directors by 301 Intuity Investors, LLC and its affiliates. Mr. Bornitz is a partner at LKCM Headwater Investments.

(6)

Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. collectively beneficially owned more than 5% of our outstanding capital stock at the time of the Series 5 redeemable convertible preferred stock financing. Rebecca Robertson is currently, and was at the time of the Series 5 redeemable convertible preferred stock financing, a member of our board of directors. Ms. Robertson was designated to serve as a member of our board of directors by Versant Ventures. Ms. Robertson is a managing director at Versant Ventures.

(7)	AMV Partners II, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the Series 5 redeemable convertible preferred stock financing.
(8)

Greg Garfield was, at the time of the second closing of the Series 5 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Garfield was designated to serve as a member of our board of directors by KCK Ltd. Mr. Garfield is a senior managing director at KCK Ltd.

(9)

Valeska Schroeder is currently a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Ltd.

2019 Convertible Note Financing

In November 2019, we entered into a note and warrant purchase agreement with various investors, pursuant to which we issued convertible promissory notes in an aggregate principal amount of $16.8 million in multiple closings (the “2019 Notes”). The first closing occurred in November 2019, at which time we issued convertible promissory notes in an aggregate principal amount of $8.0 million. The second closing occurred in December 2019, at which time we issued convertible promissory notes in an aggregate principal amount of $0.4 million and the third closing occurred in February 2020, at which time we issued convertible promissory notes in an aggregate principal amount of $8.4 million. Under the terms of the 2019 Notes, under certain circumstances, the unpaid principal of the 2019 Notes, including any accrued but unpaid interest thereon, would convert into preferred stock upon the closing of a future preferred stock financing that met specified criteria at a 20% discount to the per share price of the preferred stock sold in the financing. In October 2020, as part of the issuance of New Series B redeemable convertible preferred stock described below, the outstanding principal of $16.8 million under the 2019 Notes, plus $0.6 million of accrued interest, converted into 97,189,080 shares of New Series B redeemable convertible preferred stock.

The table below sets forth the principal amount of convertible promissory notes purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members.

Name(1)	Principal Amount of Convertible Promissory Notes ($)
KCK Ltd.(2)	4,815,256
PTV IV, LP(3)	4,809,679
U.S. Venture Partners IX, L.P.(4)	2,450,174
301 Intuity Investors, LLC(5)	2,442,460
Entities affiliated with Versant Ventures(6)	1,500,000

Name(1)	Principal Amount of Convertible Promissory Notes ($)
AMV Partners II, L.P.(7)	785,548
Valeska Schroeder(8)	3,121

(1)	For additional information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)

KCK Ltd. beneficially owned more than 5% of our outstanding capital stock at the time of the 2019 convertible note financing. Valeska Schroeder is currently, and was at the time of the 2019 convertible note financing, a member of our board of directors. Dr. Schroeder was designated by KCK Ltd. Dr. Schroeder is a managing director at KCK Group.

(3)	PTV IV, LP beneficially owned more than 5% of our outstanding capital stock at the time of the 2019 convertible note financing. Matthew Crawford is currently, and was at the time of the 2019 convertible note financing, a member of our board of directors. Mr. Crawford was designated to serve as a member of our board of directors by PTV IV, LP. Mr. Crawford is the managing director of PTV Healthcare Capital.
(4)

U.S. Venture Partners IX, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the 2019 convertible note financing. Casey M. Tansey is currently, and was at the time of the 2019 convertible note financing, a member of our board of directors. Mr. Tansey was designated to serve as a member of our board of directors by U.S. Venture Partners IX, L.P. Mr. Tansey is a partner at U.S. Venture Partners.

(5)

301 Intuity Investors, LLC beneficially owned more than 5% of our outstanding capital stock at the time of the 2019 convertible note financing. Michael D. Bornitz is currently, and was at the time of the 2019 convertible note financing, a member of our board of directors. Mr. Bornitz was designated by 301 Intuity Investors, LLC and its affiliates. Mr. Bornitz is a partner at LKCM Headwater Investments.

(6)

Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. collectively beneficially owned more than 5% of our outstanding capital stock at the time of the 2019 convertible note financing. Rebecca Robertson is currently, and was at the time of the 2019 convertible note financing, a member of our board of directors. Ms. Robertson was designated to serve as a member of our board of directors by Versant Ventures. Ms. Robertson is a managing director at Versant Ventures.

(7)

AMV Partners II, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the 2019 convertible note financing. Charles Larsen was, at the time of the 2019 convertible note financing, a member of our board of directors. Mr. Larsen is a managing director at AMV Partners.

(8)

Valeska Schroeder is currently, and was at the time of the 2019 convertible note financing, a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Ltd.

2020 Convertible Note Financing

In April 2020, we entered into a note purchase agreement with various investors, pursuant to which we issued convertible promissory notes in an aggregate principal amount of $20.0 million in multiple closings (the “2020 Notes”). The first closing occurred in April 2020, at which time we issued convertible promissory notes in an aggregate principal amount of $15.0 million. The second closing occurred later in September 2020, at which time we issued convertible promissory notes in an aggregate principal amount of $5 million. The note purchase agreement also provided that we effectuate a recapitalization and accompanying pull-through transaction in which each outstanding share of our Series 1, Series 2, Series 3, Series 4 and Series 5 redeemable convertible preferred stock (our “Prior Preferred Stock”) be converted into one share of our common stock and our investors be able to exchange a number of shares of our common stock for shares of new series of preferred stock. Accordingly, in May 2020, all 252,922,908 shares of our Prior Preferred Stock were cancelled and the same number of shares of our common stock was issued to our investors. Under the terms of the 2020 Notes, under certain circumstances, the unpaid principal of the 2020 Notes, including any accrued but unpaid interest thereon, would convert into preferred stock upon the closing of a future preferred stock financing that met specified criteria at the per share price of the preferred stock sold in the financing. In October 2020, as part of the issuance of New Series B redeemable convertible preferred stock described below, the outstanding principal of $20.0 million under the 2020 Notes, plus $0.4 million of accrued interest, converted into 90,616,585 shares of New Series B redeemable convertible preferred stock. The table below sets forth the principal amount of convertible promissory notes purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members.

Name(1)	Principal Amount of Convertible Promissory Notes ($)
KCK Ltd.(2)	5,941,617
PTV IV, LP(3)	5,254,049
301 Intuity Investors, LLC(4)	3,023,715
U.S. Venture Partners IX, L.P.(5)	2,707,317
Entities affiliated with Versant Ventures(6)	2,304,647
AMV Partners II, L.P.(7)	750,000
Valeska Schroeder(8)	3,408

(1)	For additional information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)

KCK Ltd. beneficially owned more than 5% of our outstanding capital stock at the time of the 2020 convertible note financing. Valeska Schroeder is currently, and was at the time of the 2020 convertible note financing, a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Group.

(3)

PTV IV, LP beneficially owned more than 5% of our outstanding capital stock at the time of the 2020 convertible note financing. Matthew Crawford is currently, and was at the time of the 2020 convertible note financing, a member of our board of directors. Mr. Crawford was designated to serve as a member of our board of directors by PTV IV, LP. Mr. Crawford is the managing director of PTV Healthcare Capital.

(4)

301 Intuity Investors, LLC beneficially owned more than 5% of our outstanding capital stock at the time of the 2020 convertible note financing. Michael D. Bornitz is currently, and was at the time of the 2020 convertible note financing, a member of our board of directors. Mr. Bornitz was designated to serve as a member of our board of directors by 301 Intuity Investors, LLC and its affiliates. Mr. Bornitz is a partner at LKCM Headwater Investments.

(5)

U.S. Venture Partners IX, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the 2020 convertible note financing. Casey M. Tansey is currently, and was at the time of the 2020 convertible note financing, a member of our board of directors. Mr. Tansey was designated to serve as a member of our board of directors by U.S. Venture Partners IX, L.P. Mr. Tansey is a partner at U.S. Venture Partners.

(6)

Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. collectively beneficially owned more than 5% of our outstanding capital stock at the time of the 2020 convertible note financing. Rebecca Robertson is currently, and was at the time of the 2020 convertible note financing, a member of our board of directors. Ms. Robertson was designated to serve as a member of our board of directors by Versant Ventures. Ms. Robertson is a managing director at Versant Ventures.

(7)

AMV Partners II, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the 2020 convertible note financing. Charles Larsen was, at the time of the 2020 convertible note financing, a member of our board of directors and is a managing director at AMV Partners.

(8)

Valeska Schroeder is currently, and was at the time of the 2020 convertible note financing, a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Ltd.

New Series A and A-1 Redeemable Convertible Preferred Stock Exchange

In May 2020, we entered into a New Series A and A-1 redeemable convertible preferred stock exchange agreement with various investors, pursuant to which we issued an aggregate of 111,556,618 shares of New Series A redeemable convertible preferred stock at $0.237 per share and 114,541,708 shares of New Series A-1 redeemable convertible preferred stock at $0.237 per share in exchange for shares of common stock held by investors based on such investors’ participation in the 2020 convertible note financing. The first closing occurred in May 2020, at which time we issued 111,556,618 shares of New Series A redeemable convertible preferred stock and 30,051,272 shares of New Series A-1 redeemable convertible preferred stock. The second closing occurred in September 2020, at which time we issued 84,490,436 shares of New Series A-1 redeemable convertible preferred stock.

The table below sets forth the number of shares of our New Series A and New Series A-1 redeemable convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of New Series A and New Series A-1 redeemable convertible preferred stock in the table below will convert into one share of our common stock upon the completion of this offering.

Name(1)	New Series A Convertible Preferred Stock (#)	New Series A-1 Convertible Preferred Stock (#)
KCK Ltd.(2)	30,476,306	39,327,856
PTV IV, LP(3)	30,441,006	27,793,928
301 Intuity Investors, LLC(4)	15,458,612	20,115,944
U.S. Venture Partners IX, L.P.(5)	15,507,426	14,678,260
Entities affiliated with Versant Ventures(6)	13,200,944	12,495,096
AMV Partners II, L.P.(7)	6,329,112	—
Valeska Schroeder(8)	19,752	18,016

(1)	For additional information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)

KCK Ltd. beneficially owned more than 5% of our outstanding capital stock at the time of the New Series A and A-1 redeemable convertible preferred stock exchange. Valeska Schroeder is currently, and was at the time of the New Series A and A-1 redeemable convertible preferred stock exchange, a member of our board of directors. Dr. Schroeder is currently, and was at the time of the New Series A and A-1 redeemable convertible preferred stock exchange, a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Group.

(3)

PTV IV, LP beneficially owned more than 5% of our outstanding capital stock at the time of the New Series A and A-1 redeemable convertible preferred stock exchange. Matthew Crawford is currently, and was at the time of the New Series A and A-1 redeemable convertible preferred stock exchange, a member of our board of directors. Mr. Crawford was designated to serve as a member of our board of directors by PTV IV, LP. Mr. Crawford is the managing director of PTV Healthcare Capital.

(4)

301 Intuity Investors, LLC beneficially owned more than 5% of our outstanding capital stock at the time of the New Series A and A-1 redeemable convertible preferred stock exchange. Michael D. Bornitz is currently, and was at the time of the New Series A and A-1 redeemable convertible preferred stock exchange, a member of our board of directors. Mr. Bornitz was designated to serve as a member of our board of directors by 301 Intuity Investors, LLC and its affiliates. Mr. Bornitz is a partner at LKCM Headwater Investments.

(5)

U.S. Venture Partners IX, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the New Series A and A-1 redeemable convertible preferred stock exchange. Casey M. Tansey is currently, and was at the time of the New Series A and A-1 redeemable convertible preferred stock exchange, a member of our board of directors. Mr. Tansey was designated to serve as a member of our board of directors by U.S. Venture Partners IX, L.P. Mr. Tansey is a partner at U.S. Venture Partners.

(6)

Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. collectively beneficially owned more than 5% of our outstanding capital stock at the time of the New Series A and A-1 redeemable convertible preferred stock exchange. Rebecca Robertson is currently, and was at the time of the New Series A and A-1 redeemable convertible preferred stock exchange, a member of our board of directors. Ms. Robertson was designated to serve as a member of our board of directors by Versant Ventures. Ms. Robertson is a managing director at Versant Ventures.

(7)

AMV Partners II, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the New Series A and A-1 redeemable convertible preferred stock exchange. Charles Larsen was, at the time of the New Series A and A-1 redeemable convertible preferred stock exchange, a member of our board of directors and is a managing director at AMV Partners.

(8)

Valeska Schroeder is currently, and was at the time of the New Series A and A-1 redeemable convertible preferred stock exchange, a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Ltd.

New Series B, B-1, C and C-1 Redeemable Convertible Preferred Stock Financing

In October 2020, we entered into a New Series B, B-1, C and C-1 redeemable convertible preferred stock purchase agreement with various investors, pursuant to which we issued an aggregate of 252,791,726 shares of New Series B redeemable convertible preferred stock at $0.2247 per share, 231,419,667 shares of New Series B-1 redeemable convertible preferred stock at $0.2247 per share, 14,043 shares of New Series C redeemable convertible preferred stock at $0.2696 per share and 21,496,661 shares of New Series C-1 redeemable convertible preferred stock at $0.2696 per share in multiple closings (including the cancellation of indebtedness and accrued interest thereon in exchange for which we issued certain of these shares). The first closing occurred in October 2020, at which time we issued 252,791,726 shares of New Series B redeemable convertible preferred stock and 200,267,020 shares of New Series B-1 redeemable convertible preferred stock for a combination of note conversions and gross proceeds totaling $94.9 million. The second closing occurred in November 2020, at which time we issued 31,152,647 shares of New Series B-1 redeemable convertible preferred stock for gross proceeds of $7.0 million. The third closing occurred in May 2021, at which time we issued 14,043 shares of New Series C redeemable convertible preferred stock and 21,496,661 shares of New Series C-1 redeemable convertible preferred stock for gross proceeds of $5.8 million. The table below sets forth the number of shares of our New Series B, New Series B-1, New Series C and New Series C-1 redeemable convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of New Series B, New Series B-1, New Series C and New Series C-1 redeemable convertible preferred stock in the table below will convert into one share of our common stock upon the completion of this offering.

Name(1)	New Series B Convertible Preferred Stock (#)	New Series B-1 Convertible Preferred Stock (#)	New Series C Convertible Preferred Stock (#)	New Series C-1 Convertible Preferred Stock (#)	Aggregate Purchase Price ($)
Entities affiliated with Luther King Capital Management(2)	39,220,747	89,007,565	—	11,619,817	$30,961,232
Entities affiliated with Neuberger Berman(3)	—	66,755,673	—	8,714,862	$17,349,526
KCK Ltd.(4)	70,120,820	—	—	—	$13,815,481
PTV IV, LP(5)	66,972,322	—	—	—	$13,110,262
Treo Ventures I, L.P.(6)	—	44,503,782	—	—	$9,999,999
U.S. Venture Partners IX, L.P.(7)	36,001,826	—	—	—	$7,161,079
Entities affiliated with Versant Ventures(8)	27,256,850	—	—	—	$5,486,411
Casey M. Tansey(9)	—	8,900,756	—	1,161,982	2,313,270
Valeska Schroeder(10)	48,931	—	—	—	$9,657

(1)	For additional information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)

301 Intuity Investors, LLC and LKCM Headwater Investments III, L.P. collectively beneficially owned more than 5% of our outstanding capital stock at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing. Michael D. Bornitz is currently, and was at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Bornitz was designated to serve as a member of our board of directors by 301 Intuity Investors, LLC and its affiliates. Mr. Bornitz is a partner at LKCM Headwater Investments.

(3)

Neuberger Berman Principal Strategies PRIMA Fund LP and Neuberger Berman Principal Strategies PRIMA Co-Invest Fund III LP became beneficial owners of more than 5% of our outstanding capital stock upon the closing of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing.

(4)

KCK Ltd. beneficially owned more than 5% of our outstanding capital stock at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing. Valeska Schroeder is currently, and was at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing, a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Group.

(5)

PTV IV, LP beneficially owned more than 5% of our outstanding capital stock at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing. Matthew Crawford is currently, and was at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Crawford was designated to serve as a member of our board of directors by PTV IV, LP. Mr. Crawford is the managing director of PTV Healthcare Capital.

(6)

Treo Ventures I, L.P. became a beneficial owner of more than 5% of our outstanding capital stock upon the closing of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing. Brad H. Vale is currently, and was appointed at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing as, a member of our board of directors. Mr. Vale was designated to serve as a member of our board of directors by Treo Ventures I, L.P. Mr. Vale is a general partner of Treo Ventures.

(7)

U.S. Venture Partners IX, L.P. beneficially owned more than 5% of our outstanding capital stock at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing. Casey M. Tansey is currently, and was at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Tansey was designated to serve as a member of our board of directors by U.S. Venture Partners IX, L.P. Mr. Tansey is a partner at U.S. Venture Partners.
(8)

Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. collectively beneficially owned more than 5% of our outstanding capital stock at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing. Rebecca Robertson is currently, and was at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing, a member of our board of directors. Ms. Robertson was designated to serve as a member of our board of directors by Versant Ventures. Ms. Robertson is a managing director at Versant Ventures.

(9)

Casey M. Tansey is currently, and was at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing, a member of our board of directors. Mr. Tansey was designated to serve as a member of our board of directors by U.S. Venture Partners IX, L.P. Mr. Tansey is a partner at U.S. Venture Partners.

(10)

Valeska Schroeder is currently, and was at the time of the New Series B, B-1, C and C-1 redeemable convertible preferred stock financing, a member of our board of directors. Dr. Schroeder was designated to serve as a member of our board of directors by KCK Ltd. Dr. Schroeder is a managing director at KCK Ltd.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement with certain holders of our common stock and the purchasers of our outstanding redeemable convertible preferred stock, including certain of our directors, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. Following the completion of this offering, the holders of approximately                million shares of our common stock issuable upon the conversion of our outstanding New Series A, New Series A-1, New Series B, New Series B-1, New Series C and New Series C-1 redeemable convertible preferred stock are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting, Right of First Refusal and Co-Sale Agreement

We are party to an amended and restated voting, right of first refusal and co-sale agreement with certain holders of our common stock and redeemable convertible preferred stock, including certain of our directors, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. Upon the completion of this offering, the amended and restated voting, right of first refusal and co-sale agreement will terminate by its terms. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. For a further description of the amended and restated voting, right of first refusal and co-sale agreement, see “Management—Board Composition—Voting Arrangements.”

Executive Officer and Director Compensation

Please see “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers.

Transactions with Mind Machine

On September 13, 2019, we entered into an advertising agency contract with Mind Machine LLC, or Mind Machine, which was amended and restated in May 23, 2021, for the provision of Mind

Machine’s marketing and public relations services to us. We paid Mind Machine $0.8 million and $1.5 million in the years ended December 31, 2019 and 2020, respectively. Under the amended and restated advertising agency contract, we have contracted with Mind Machine to perform certain specified advertising agency projects in exchange for payments totaling $3.77 million in the year ending December 31, 2021 and $4.29 million in the year ending December 31, 2022. Either party may terminate the contract without cause with 180 days’ notice. Dean Zikria, our Chief Commercial Officer, is the Founder, Chairman and sole owner of Mind Machine. Mr. Zikria’s wife is the President of Mind Machine. The amended and restated advertising agency contract with Mind Machine was approved by the disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third-party.

Employment Agreements

We plan to enter into agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation—New Employment Arrangements.”

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers, and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. See the section titled “Management—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third-party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of August 1, 2021, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information under the column titled “Beneficial Ownership Prior to this Offering” is based on 904,284,843 shares of common stock outstanding as of August 1, 2021 assuming (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 731,820,423 shares of common stock immediately prior to the completion of this offering, (ii) the issuance of                 shares of our common stock upon the net exercise of the Investor Warrants, (iii) the issuance of                 shares of our common stock to holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock and New Series C-1 redeemable convertible preferred stock upon the completion of this offering and (iv) the issuance of                 shares of our common stock to the holders of our outstanding convertible promissory notes upon the completion of this offering, in each case based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. For additional information on the common stock issuable upon this offering, see the section titled “Description of Capital Stock.” The percentage ownership information under the column titled “Beneficial Ownership After this Offering” is based on the sale of                  shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares. In addition, the following table does not reflect any shares of common stock that may be purchased in this offering.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, shares of common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of August 1, 2021 are included in the following table. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Intuity Medical, Inc., 3500 West Warren Avenue, Fremont, California 94538.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
Entities affiliated with Luther King Capital Management(1)	193,552,109	167,277	193,719,386	21.4%		%
KCK Ltd.(2)	175,749,297	329,784	176,079,081	19.5%		%
PTV IV, LP(3)	163,862,172	329,402	164,191,574	18.2%		%
U.S. Venture Partners IX, L.P.(4)	85,749,485	—	85,749,485	9.5%		%
Entities affiliated with Neuberger Berman(5)	75,470,535	—	75,470,535	8.3%		%
Entities affiliated with Versant Ventures(6)	69,605,341	194,661	69,800,002	7.7%		%
Named Executive Officers and Directors:						%
Emory Anderson(7)	—	1,431,439	1,431,439	*		%
Timothy Buskey(8)	—	—	—	*		%
Tammy Cameron(9)	—	—	—	*		%
Robb Hesley(10)	—	414,851	414,851	*		%
Dean Zikria(11)	—	—	—	*		%
Rebecca Robertson(12)	69,605,341	194,661	69,800,002	7.7%		%
Michael Bornitz, CFA, CPA(13)	193,552,109	167,277	193,719,386	21.4%		%
Matthew Crawford(14)	163,862,172	329,402	164,191,574	18.2%		%
Bianca Rhodes(15)	—	—	—	*		%
Valeska Schroeder, Ph.D.(16)	175,861,085	334,527	176,195,612	19.5%		%
Casey Tansey(17)	95,812,223	—	95,812,223	10.6%		%
Brad Vale, Ph.D., DVM(18)	44,503,782	—	44,503,782	4.9%		%
George Zamanakos, Ph. D.	—	—	—	*		%
All current directors and executive officers as a group (13 persons) (19)	743,196,712	2,872,157	746,068,869	82.5%		%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)

Consists of (i) 18,129,424 shares of common stock directly held by 301 Intuity Investors, LLC, or 301, (ii) 15,458,612 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock directly held by 301, (iii) 20,115,944 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock directly held by 301, (iv) 39,220,747 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock directly held by 301, (v) 167,277 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock directly held by 301, (vi) 89,007,565 shares of our common stock issuable upon conversion of our New Series B-1 redeemable convertible preferred stock directly held by LKCM Headwater Investments III, L.P., or LKCM, and (vii) 11,619,817 shares of our common stock issuable upon conversion of our New Series C-1 redeemable convertible preferred stock directly held by LKCM. Michael Bornitz, a member of our board of directors, has sole voting and dispositive power over the shares of common stock held by or issuable to 301. The members of 301 include LKCM Private Discipline Master Fund, SPC and LKCM Investment Partnership, L.P. LKCM Private Discipline Management, L.P. is the sole holder of management shares of LKCM Private Discipline Master Fund, SPC, and J. Bryan King serves as the President and controlling partner of LKCM Private Discipline Management, L.P. LKCM Investment Partnership GP, LLC is the general partner of LKCM Investment Partnership, L.P., and J. Luther King, Jr.

serves as the President and controlling member of LKCM Investment Partnership GP, LLC. Accordingly, each of these individuals may be deemed to share beneficial ownership of the shares of common stock held by or issuable to 301. Each such individual disclaims beneficial ownership of such shares. The principal address for the above referenced entities is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

(2)

Consists of (i) 35,824,315 shares of our common stock, (ii) 30,476,306 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock, (iii) 39,327,856 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock, (iv) 70,120,820 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock and (v) 329,784 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock directly held by KCK Ltd. Responsibility for the management of KCK Ltd’s investment portfolio rests with its Chief Executive Officer, Mr. Nael Karim Kassar, who has voting power with respect to the common stock held by KCK Ltd. The principal address for KCK Ltd. is Corner House, 4th Floor, 20 Parliament Street, Hamilton, HM12, Bermuda.

(3)

Consists of (i) 38,654,916 shares of our common stock, (ii) 30,441,006 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock, (iii) 27,793,928 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock, (iv) 66,972,322 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock and (v) 329,402 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock directly held by PTV IV, LP. Matthew Crawford, the Managing Director of PTV IV, LP, has sole voting and dispositive power over the shares of common stock held by or issuable to PTV IV, LP. The principal address for PTV IV, LP is 3600 North Capital of Texas Highway, Suite B180, Austin, Texas 78746.

(4)

Consists of (i) 19,561,973 shares of our common stock, (ii) 15,507,426 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock, (iii) 14,678,260 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock and (iv) 36,001,826 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock directly held by U.S. Venture Partners IX, L.P., or USVP IX. Presidio Management Group IX, L.L.C., or PMG IX, the general partner of USVP IX, has sole voting and dispositive power with respect to the shares held by USVP IX. Casey Tansey is the sole managing partner of PMG IX and may be deemed to have sole dispositive power and shared voting power over the reported securities held by USVP IX. Each of the foregoing persons disclaims beneficial ownership of such securities, except to the extent of any pecuniary interest therein. The principal address for U.S. Venture Partners IX, L.P. is 1460 El Camino Real, Suite 100, Menlo Park, California 94025.

(5)

Consists of (i) 40,574,098 shares of our common stock issuable upon conversion of our New Series B-1 redeemable convertible preferred stock directly held by Neuberger Berman Principal Strategies PRIMA Fund LP, or Neuberger Berman PRIMA Fund, (ii) 26,181,575 shares of our common stock issuable upon conversion of our New Series B-1 redeemable convertible preferred stock directly held by Neuberger Berman Principal Strategies PRIMA Co-Invest Fund III LP, or Neuberger Berman PRIMA Fund III, (iii) 5,296,893 shares of our common stock issuable upon conversion of our New Series C-1 redeemable convertible preferred stock directly held by Neuberger Berman PRIMA Fund and (iv) 3,417,969 shares of our common stock issuable upon conversion of our New Series C-1 redeemable convertible preferred stock directly held by Neuberger Berman PRIMA Fund III. Neuberger Berman Group LLC and certain of its affiliates may be deemed to be the beneficial owners of the securities for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, because it or certain affiliated persons, including Neuberger Berman Investment Advisers LLC, the adviser to the funds holding the securities, and Neuberger Berman Principal Strategies PRIMA Associates LP, the general partner of the funds holding the securities, have shared power to retain, dispose of or vote the securities owned by the funds pursuant to the terms of investment advisory agreements with the funds. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities held by the funds. Investment and voting decisions with respect to the securities held by Neuberger Berman PRIMA Fund and Neuberger Berman PRIMA Fund III are made by an investment committee consisting of Joseph Rotter, Gabriel Cahill and Sean Badcock (the “PRIMA Investment Committee”), each of whom is an employee of Neuberger Berman. All members of the PRIMA Investment Committee disclaim beneficial ownership of the securities held by Neuberger Berman PRIMA Fund and Neuberger Berman PRIMA Fund III. The principal address for the above referenced entities is 1290 Avenue of the Americas, New York, New York 10104.

(6)

Consists of (i) 6,601,731 shares of our common stock directly held by Versant Venture Capital II, L.P., or Versant Venture II, (ii) 9,805,254 shares of our common stock directly held by Versant Venture Capital IV, L.P., or Versant Venture IV, (iii) 58,956 shares of our common stock directly held by Versant Side Fund II, L.P., or Versant Side II, (iv) 61,745 shares of our common stock directly held by Versant Side Fund IV, L.P., or Versant Side IV, (v) 124,765 shares of our common stock directly held by Versant Affiliates Fund II-A, L.P, or Versant Affiliates, (vi) 6,216,226 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock directly held by Versant Venture II, (vii) 6,769,006 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock directly held by Versant Venture IV, (viii) 55,532 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock directly held by Versant Side II, (ix) 42,624 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock directly held by Versant Side IV, (x) 117,556 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock directly held by Versant Affiliates, (xi) 10,842,968 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock directly held by Versant Venture II, (xii) 1,341,340 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock directly held by Versant Venture IV, (xiii) 96,956 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock directly held by Versant Side II, (xiv) 8,444 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock directly held by Versant Side IV, (xv) 205,388 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock directly held by Versant Affiliates, (xvi) 15,588,508 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock directly held by Versant Venture II, (xvii) 11,163,695 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock directly held by Versant Venture IV, (xviii) 139,312 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock directly held by Versant Side II, (xix) 70,315 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock directly held by Versant Side IV, (xx) 295,020 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock directly held by Versant Affiliates, (xxi) 80,396 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock directly held by Versant Venture II, (xxii) 111,327 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock directly held by Versant Venture IV, (xxiii) 718 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock directly held by Versant Side II, (xxiv) 701 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock directly held by Versant Side IV and (xxv) 1,519 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock directly held by Versant Affiliates. Versant Ventures II, LLC, or VV II, is the general partner of Versant Venture II, Versant Affiliates and Versant Side II and voting and dispositive decisions with respect to the shares held by Versant Venture II, Versant Affiliates and Versant Side II are made by the managing directors of VV II: Brian G. Atwood, Bradley J. Bolzon, Samuel D. Colella, Ross A. Jaffe, Donald B. Milder, William J. Link, Barbara N. Lubash, Rebecca B. Robertson and Charles M. Warden. Each of the managing directors of VV II disclaims any beneficial interest in the shares held by Versant Venture II, Versant Affiliates and Versant Side II except to the extent of his or her pecuniary interest therein. Versant Ventures IV, LLC, or VV IV, is the general partner of Versant Venture IV and Versant Side IV and voting and dispositive decisions with respect to the shares held by Versant Venture IV and Versant Side IV are made by the managing directors of VV IV: Brian G. Atwood, Bradley J. Bolzon, Samuel D. Colella, Ross A. Jaffe, William J. Link, Kirk G. Nielsen, Robin L. Praeger, Rebecca B. Robertson, Charles M. Warden and Thomas F. Woiwode. Each of the managing directors of VV IV disclaims any beneficial interest in the shares held by Versant Venture IV and Versant Side IV except to the extent of his or her pecuniary interest therein. The principal address for the above referenced entities is One Sansome Street, Suite 3630, San Francisco, California 94104.

(7)

Consists of 1,431,439 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days of August 1, 2021. Mr. Anderson has agreed to forfeit these stock options prior to the completion of this offering. The information excludes restricted stock units with respect to approximately             shares and approximately             shares underlying an option award to be granted to Mr. Anderson (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus). The restricted stock unit award will be effective upon the filing of our registration statement on Form S-8 covering such award, and the option award will be granted upon the pricing of this offering with an option exercise price equal to the initial public offering price. The restricted stock unit award will vest and become exercisable as to             of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date. The option award will vest and become exercisable as to             of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date.

(8)

The information excludes restricted stock units with respect to approximately             shares and approximately             shares underlying an option award to be granted to Mr. Buskey (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus). The restricted stock unit award will be effective upon the filing of our registration statement on Form S-8 covering such award, and the option award will be granted upon the pricing of this offering with an option exercise price equal to the initial public offering price. The restricted stock unit award will vest and become exercisable as to              of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date. The option award will vest and become exercisable as to              of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date.

(9)

The information excludes restricted stock units with respect to approximately             shares and approximately             shares underlying an option award to be granted to Ms. Cameron (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus). The restricted stock unit award will be effective upon the filing of our registration statement on Form S-8 covering such award, and the option award will be granted upon the pricing of this offering with an option exercise price equal to the initial public offering price. The restricted stock unit award will vest and become exercisable as to             of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date. The option award will vest and become exercisable as to              of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date.

(10)

Consists of 414,851 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days of August 1, 2021. Mr. Hesley has agreed to forfeit these stock options prior to the completion of this offering. The information excludes restricted stock units with respect to approximately             shares and approximately             shares underlying an option award to be granted to Mr. Hesley (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus). The restricted stock unit award will be effective upon the filing of our registration statement on Form S-8 covering such award, and the option award will be granted upon the pricing of this offering with an option exercise price equal to the initial public offering price. The restricted stock unit award will vest and become exercisable as to             of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date. The option award will vest and become exercisable as to             of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date.

(11)

The information excludes restricted stock units with respect to approximately             shares and approximately             shares underlying an option award to be granted to Mr. Zikria (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus). The restricted stock unit award will be effective upon the filing of our registration statement on Form S-8 covering such award, and the option award will be granted upon the pricing of this offering with an option exercise price equal to the initial public offering price. The restricted stock unit award will vest and become exercisable as to             of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date. The option award will vest and become exercisable as to              of the underlying shares on each             anniversary of             , subject to continued service through each applicable vesting date.

(12)

Consists of the shares described in footnote (6) above. The information excludes approximately             shares (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Ms. Robertson upon the pricing of this offering. The option award will vest and become exercisable as to 1/36th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

(13)

Consists of the shares described in footnote (1) above. The information excludes approximately             shares (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Mr. Bornitz upon the pricing of this offering. The option award will vest and become exercisable as to 1/36th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

(14)

Consists of the shares described in footnote (3) above. The information excludes approximately             shares (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Mr. Crawford upon the pricing of this offering. The option award will vest and become exercisable as to 1/36th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

(15)

Excludes approximately              shares (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Ms. Rhodes upon the pricing of this offering. The option award will vest and become exercisable as to 1/36th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

(16)

Consists of (i) the shares described in footnote (2) above, (ii) 25,089 shares of our common stock, (ii) 19,752 shares of our common stock issuable upon conversion of our New Series A redeemable convertible preferred stock, (iii) 18,016 shares of our common stock issuable upon conversion of our New Series A-1 redeemable convertible preferred stock, (iv) 48,931 shares of our common stock issuable upon conversion of our New Series B redeemable convertible preferred stock and (v) 4,743 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock. The information excludes approximately             shares (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Dr. Schroeder upon the pricing of this offering. The option award will vest and become exercisable as to 1/36th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

(17)

Consists of (i) the shares described in footnote (4) above, (ii) 8,900,756 shares of our common stock issuable upon the conversion of our New Series B-1 redeemable convertible preferred stock and (iii) 1,161,982 shares of our common stock issuable upon the conversion of our New Series C-1 redeemable convertible preferred stock. The information excludes approximately             shares (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Mr. Tansey upon the pricing of this offering. The option award will vest and become exercisable as to 1/36th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

(18)

Consists of 44,503,782 shares of our common stock issuable upon conversion of our New Series B-1 redeemable directly held by Treo Ventures I, L.P. The principal address for Treo Ventures I, L.P. is 140 Washington Street, Suite 200, Reno, Nevada 89503. The information excludes approximately             shares (based on the assumed initial public offering price of

$ per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Mr. Vale upon the pricing of this offering. The option award will vest and become exercisable as to 1/36th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

(19)

Includes (i) 743,196,712 shares of our common stock and shares of our common stock issuable upon the conversion of our redeemable convertible preferred stock, (ii) 1,846,290 shares subject to options exercisable within 60 days of August 1, 2021 and (iii) 1,025,867 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock. The information excludes restricted stock units with respect to an aggregate of approximately             shares and an aggregate of approximately             shares underlying option awards to be granted to our current directors and executive officers (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) referenced in the footnotes above. The restricted stock unit awards will be effective upon the filing of our registration statement on Form S-8 covering such award, and the option award will be granted upon the pricing of this offering with an option exercise price equal to the initial public offering price.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws and the amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Outstanding Shares

As of June 30, 2021, we had 904,284,843 shares of common stock outstanding, held of record by 62 stockholders, assuming the conversion of all of our outstanding shares of redeemable convertible preferred stock into 731,820,423 shares of common stock immediately prior to the completion of this offering.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the completion of this offering, all of our currently outstanding shares of redeemable convertible preferred stock will convert into common stock and we will not have any preferred shares outstanding. Immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of redeemable convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of June 30, 2021, 2,263,096 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $1.07 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Incentive Plans.”

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock as of June 30, 2021. Immediately prior to the completion of this offering, the warrants to purchase shares of our New Series B-1 and New Series C-1 redeemable convertible preferred stock will convert into warrants to purchase shares of our common stock based on the conversion ratio of the New Series B-1 and New Series C-1 redeemable convertible preferred stock, as applicable.

Class of Stock Underlying	Number of Shares of Stock Exercisable Prior to this Offering	Number of Shares of Common Stock Underlying Warrants on As- Converted Basis	Exercise Price Per Share	Expiration Date
Common Stock	32,049	32,049	$0.001	May 2, 2026
Common Stock	467,052	467,052	$0.0267	October 2, 2021
Common Stock	187,338	187,338	$0.0267	February 25, 2023
Common Stock	194,490	194,490	$1.15	May 27, 2026
Common Stock	828,705	828,705	$0.001	August 29, 2026
Common Stock	259,236	259,236	$2.0831	October 29, 2022
New Series B-1 Redeemable Convertible Preferred Stock	(1)	(1)	$0.2247	December 29, 2027
New Series C-1 Redeemable Convertible Preferred Stock	(1)	(1)	$0.2696	May 14, 2028

(1)	Based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

Common Stock Issuable at Various Initial Public Offering Prices

The table below shows the number of shares of our common stock issuable upon exercise of the 2020 Warrants, the 2021 Warrants and the Investor Warrants and to holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock, New Series C-1 redeemable convertible preferred stock and our outstanding convertible promissory notes at various initial public offering prices. The initial public offering prices shown in the table below are hypothetical and illustrative.

	Shares Issuable at Initial Public Offering Price of $	Shares Issuable at Initial Public Offering Price of $	Shares Issuable at Initial Public Offering Price of $
Upon Exercise of 2020 Warrants
Upon Exercise of 2021 Warrants
Upon Exercise of Investor Warrants
To Holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock and New Series C-1 redeemable convertible preferred stock
To Holders of our outstanding convertible promissory notes

Registration Rights

Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our redeemable convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will terminate upon (1) after five years following the completion of this offering or (2) with respect to each stockholder, the earliest of such date, on or after the completion of this offering, on which all (a) registrable shares held by such stockholder may immediately be sold during a 90 day period pursuant to Rule 144 of the Securities Act, or Rule 144, and (b) one percent or less of the Company’s outstanding Common Stock and all registrable shares held by such stockholder can be sold in any three month period without registration in compliance with Rule 144.

Demand Registration Rights

Upon the completion of this offering, holders of up to approximately                million shares of our common stock, including shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock, will be entitled to certain demand registration rights. Beginning

180 days following the effectiveness of the registration statement of which this prospectus is a part, investors holding, collectively, not less than a majority of registrable securities may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. If such holders exercise their demand registration rights, then holders of approximately                million shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock will be entitled to register their shares, subject to specified conditions and limitations in the corresponding offering.

Piggyback Registration Rights

In connection with this offering, holders of up to approximately                million shares of our common stock, including shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock, are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

Upon the completion of this offering, the holders of up to approximately                million shares of our common stock, including shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock, will initially be entitled to certain Form S-3 registration rights. The holders of registrable securities may, with respect to not more than two such registrations within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with aggregate proceeds, net of underwriting discounts and commissions, which equal or exceed $1.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors, divided as nearly as equal in number as possible;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, and not by our stockholders; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in control or management of our company. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of

Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action under the Securities Act, including all causes of action asserted against any defendant to such complaint. The choice of forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware, or a Foreign Action, in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims and may result in increased costs for stockholders to bring a claim, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Limitation on Liability and Indemnification

For a discussion of liability and indemnification, see the section titled “Management—Limitation on Liability and Indemnification Matters.”

Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “POGO.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Equiniti. The transfer agent and registrar’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4101.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants or settlement of outstanding restricted stock units, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of June 30, 2021, upon the completion of this offering and assuming (i) the conversion of our outstanding redeemable convertible preferred stock into common stock into an aggregate of 731,820,423 shares of our common stock immediately prior to the completion of this offering, (ii) the issuance of common stock upon the exercise of outstanding warrants to be exercised on a net basis contingent upon the completion of this offering, or the Investor Warrants, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, (iii) the issuance of shares of our common stock issuable to the holders of our New Series B redeemable convertible preferred stock, New Series B-1 redeemable convertible preferred stock, and New Series C-1 redeemable convertible preferred stock upon the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, (iv) the issuance of                shares of our common stock issuable to the holders of our outstanding convertible promissory notes upon the completion of this offering, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, (v) no exercise of the underwriters’ option to purchase additional shares of common stock and (vi) no exercise of outstanding options or warrants other than the Investor Warrants or settlement of outstanding restricted stock units, we will have outstanding an aggregate of approximately                 shares of common stock. Of these shares, all of the                  shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, or Rule 144, or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act, or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701, based on the number of shares of our common stock outstanding (calculated as of June 30, 2021 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares, if any, and no exercise of outstanding options or warrants other than the

Investor Warrants), the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate number of shares	First date available for sale into public market
shares	181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2021 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable).

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately                  shares of common stock immediately upon the completion of this offering (calculated as of June 30, 2021 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants, except the Investor Warrants, subsequent to June 30, 2021); or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and requirements related to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and the holders of substantially all of our common stock, stock options and other securities convertible into, exercisable or exchangeable for our common stock, have agreed, subject to certain exceptions, with the underwriters not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or enter into any hedging, swap or other agreement or transaction that transfers any of the economic consequences of ownership of shares of our common stock or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters, and certain other limited exceptions. These agreements are described in the section titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement and our standard form of option agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

Upon the completion of this offering, the holders of up to approximately                million shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. See the section titled “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2021 Plan and our ESPP. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the alternative minimum tax and the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION

OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a

United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and Piper Sandler & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock or any securities convertible into or exchangeable for shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives, subject to specified exceptions described below. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The lock-up restrictions described in the preceding paragraph are subject to specified exceptions, including among other items:

•	transfers as a bona fide gift or gifts or charitable contribution, or for bona fide estate planning purposes;

•	transfers to any trust for the direct or indirect benefit of the holder or the immediate family of the holder;

•	transfers upon death or by will, testamentary document or intestate succession;

•	transfers by operation of law pursuant to the rules of descent and distribution or pursuant to a qualified domestic order or in connection with a divorce settlement or any related court order;

•	transfers in connection with the sale of the holder’s shares of our common stock acquired in this offering or in open market transactions after the closing date for this offering;

•	transfers to the holder’s affiliates or to any investment fund or other entity controlled or managed by, controlling or managing, or under common control, with the holder;

•	distributions to partners, members or stockholders of the holder;

•

transfers in connection with the sale or transfer of the holder’s shares of common stock to satisfy any tax withholding and remittance obligations of the holder arising in connection with the vesting or settlement of restricted stock units or the payment due for the exercise of options (including a transfer to us for the “net” or “cashless” exercise of options) or other rights to purchase securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus, provided that any remaining securities received upon such vesting, settlement or exercise shall be subject to the terms of the lock-up agreement;

•

transfers to us in connection with (i) the repurchase of securities issued pursuant to equity awards granted under a stock incentive plan or other equity award plan, limited only to a plan that is described in this prospectus or (ii) a right of first refusal that we have with respect to transfers of such shares or securities that is described in this prospectus and in effect on the date of this prospectus;

•

transfers pursuant to a bona fide third party tender offer, merger, consolidation or similar transaction made to all holders of our common stock and involving a change of control, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the holder shall remain subject to the restrictions contained in the lock-up agreement; or

•	transfers with the prior written consent of the underwriters.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the Nasdaq Global Market under the symbol “POGO.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market.    In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             . We have also agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us

(directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus

Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

This offering document is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this offering document in Australia:

A.	You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the Company under Section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this offering document is void and incapable of acceptance.

B.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this offering document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This offering document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this offering document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this offering document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this offering document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Paul Hastings LLP, Washington, District of Columbia.

EXPERTS

The financial statements as of December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, included in this Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to our ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.presspogo.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider the contents of our website in making an investment decision with respect to our common stock.

INTUITY MEDICAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Intuity Medical, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Intuity Medical, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities since inception, has an accumulated deficit, and has notes payable and interest coming due within twelve months from the balance sheet date, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

June 4, 2021

We have served as the Company’s auditor since 2017.

INTUITY MEDICAL, INC.

BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$43,314	$4,639
Inventories	4,756	2,880
Prepaid expenses and other current assets	2,137	699

Total current assets	50,207	8,218
Property and equipment, net	30,529	26,125
Restricted cash	1,429	168

Total assets	$82,165	$34,511

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	$2,331	$895
Accrued expenses and other current liabilities	5,351	5,131
Notes payable, current	12,344	24,694
Derivative liabilities, current	1,968	2,887

Total current liabilities	21,994	33,607
Notes payable, net of current portion	1,965	5,819
Derivative liabilities, net of current portion	2,496	2,358
Redeemable convertible preferred stock warrant liability	211	620
Other noncurrent liabilities	126	152

Total liabilities	26,792	42,556
Commitments and contingencies (Note 6)
Redeemable convertible preferred stock: $0.001 par value — 935,078,584 and 260,987,395 shares authorized at December 31, 2020 and 2019, respectively, 710,309,719 and 252,922,908 shares issued and outstanding at December 31, 2020 and 2019, respectively (Cumulative liquidation preference $341,275 and $216,735 at December 31, 2020 and 2019, respectively)	75,645	131,111
Stockholders’ equity:
Common stock: $0.001 par value — 1,300,000,000 and 352,337,013 shares authorized at December 31, 2020 and 2019, respectively, 172,462,713 and 3,937,705 shares issued and outstanding at December 31, 2020 and 2019, respectively	172	4
Additional paid-in capital	232,065	80,778
Accumulated deficit	(252,509)	(219,938)

Total stockholders’ deficit	(20,272)	(139,156)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$82,165	$34,511

The accompanying notes are an integral part of these financial statements.

INTUITY MEDICAL, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$34	$—
Cost of revenue	5,640	—

Gross loss	(5,606)	—

Operating expenses:
Research and development	18,223	22,989
Sales and marketing	5,835	4,344
General and administrative	3,618	2,850

Total operating expenses	27,676	30,183

Loss from operations	(33,282)	(30,183)
Interest income	4	114
Interest expense	(6,266)	(2,704)
Change in fair value of derivatives	7,153	(349)
Other expense, net	(180)	(39)

Total other expense, net	711	(2,978)

Net loss and comprehensive loss	$(32,571)	$(33,161)

Net loss per share, basic and diluted	$(0.28)	$(22.05)

Weighted-average common shares outstanding, basic and diluted	115,555,954	1,503,782

The accompanying notes are an integral part of these financial statements.

INTUITY MEDICAL, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	197,492,504	$131,919	230,997	$—	$67,006	$(186,777)	$(119,771)
Issuance of Series 5 redeemable convertible preferred stock for cash at $0.38 per share and in exchange for Series 3 redeemable convertible preferred stock — net of issuance costs of $242	69,121,241	13,584	—	—	—	—	—
Exchange of Series 3 redeemable convertible preferred stock for Series 5 redeemable convertible preferred stock	(11,345,460)	(13,047)	—	—	—	—	—
Capital contribution related to extinguishment of Series 3 redeemable convertible preferred stock	—	—	—	—	12,410	—	12,410
Issuance of common stock warrants	—	—	—	—	1	—	1
Cash exercise of preferred and common stock warrants at $0.001 and $0.0267 per share	623,639	12	136,447	—	—	—	—
Net exercise of preferred stock warrants at $0.0267	601,245	—	—	—	—	—	—
Record mandatory conversion of Series 4 redeemable convertible preferred stock to common stock	(3,570,261)	(1,357)	3,570,261	4	1,353	—	1,357
Stock-based compensation expense	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	(33,161)	(33,161)

Balance at December 31, 2019	252,922,908	131,111	3,937,705	4	80,778	(219,938)	(139,156)

Conversion of Series 1, Series 2, Series 3, Series 4 and Series 5 redeemable convertible preferred stock into common stock	(252,922,908)	(131,111)	252,922,908	253	130,858	—	131,111
Issuance of New Series A and New Series A-1 redeemable convertible preferred stock in exchange for common stock, net of issuance costs of $273	226,098,326	374	(84,413,736)	(85)	(58)	—	(143)
Issuance of New Series B-1 redeemable convertible preferred stock for cash at $0.2247 per share, net of issuance costs of $1,616 and preferred stock tranche option of $1,531	231,419,667	48,853	—	—	—	—	—
Issuance of New Series B redeemable convertible preferred stock in exchange for cash and related party convertible notes and recorded at fair value, net of preferred stock tranche option of $125	252,791,726	26,418	—	—	—	—	—
Gain on extinguishment of related party convertible notes into redeemable convertible preferred stock	—	—	—	—	20,485	—	20,485
Exercise of stock options	—	—	15,836	—	2	—	2
Net loss	—	—	—	—	—	(32,571)	(32,571)

Balance at December 31, 2020	710,309,719	$75,645	172,462,713	$172	$232,065	$(252,509)	$(20,272)

The accompanying notes are an integral part of these financial statements.

INTUITY MEDICAL, INC.

STATEMENTS OF CASH FLOWS

(in thousands, except share and per share amounts)

	December 31, 2020	December 31, 2019
Cash flows from (used in) operating activities
Net loss	$(32,571)	$(33,161)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization expense	2,190	1,600
Loss from disposition of property and equipment	2	—
Stock-based compensation expense	—	8
Change in fair value of notes payable derivative liability	(7,056)	132
Change in fair value of warrant liability	(409)	217
Change in fair value of preferred stock tranche liability	312	—
Non-cash interest expense	6,130	1,612
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(623)	631
Inventories	(1,876)	(2,880)
Accounts payable	1,509	(542)
Accrued expenses and other current liabilities	907	(109)
Other noncurrent liabilities	(27)	(63)

Net cash used in operating activities	(31,512)	(32,555)

Cash flows from (used in) investing activities
Purchase of property and equipment	(6,525)	(6,822)
Interest paid on long-term construction-in-progress	(829)	(638)

Net cash used in investing activities	(7,354)	(7,460)

Cash flows from (used in) financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	52,473	12,977
Proceeds from exercise of warrants	—	12
Proceeds from exercise of stock options	2	—
Cash paid for issuance costs in connection with the exchange of common stock to New Series A/A-1 preferred stock	(273)	—
Proceeds from notes payable and convertible notes	30,384	17,895
Repayments of notes payable	(2,970)	(3,312)

Net cash provided by financing activities	79,616	27,572

Net change in cash, cash equivalents and restricted cash	40,750	(12,443)
Cash, cash equivalents and restricted cash, at the beginning of the period	4,807	17,250

Cash, cash equivalents and restricted cash, at the end of the period	45,557	$4,807

Reconciliation of cash, cash equivalents and restricted cash to balance sheets
Cash and cash equivalents	$43,314	$4,639
Restricted cash (including restricted cash amounts of $814 and $0 at December 31, 2020 and 2019, respectively, included in prepaid expenses and other current assets)	2,243	168

Cash, cash equivalents and restricted cash in balance sheets	$45,557	$4,807

Non-cash investing activities
Unpaid property and equipment purchases included in liabilities	$1,323	$2,081

Non-cash financing activities
Exchange of preferred stock	$131,111	$12,410
Settlement of derivative liabilities (pull-up options) upon issuance of Series A and Series A-1 redeemable convertible preferred stock	505	—
Conversion of convertible notes into New Series B redeemable convertible preferred stock at fair value	25,522	—
Fair value of notes payable derivative liability at issuance	4,307	2,860
Tranche option liability at issuance	1,656	—

Supplemental disclosure
Cash payment for interest	$1,131	$1,737

The accompanying notes are an integral part of these financial statements.

INTUITY MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Intuity Medical, Inc. (the “Company”) was incorporated in the state of Delaware on April 24, 2002, under the name of Rosedale Medical, Inc. The Company amended its certificate of incorporation to change its name to Intuity Medical, Inc. in June 2017. Intuity Medical, Inc. is focused on the research, development and commercialization of products that will enhance blood glucose monitoring for patients with diabetes.

The Company received U.S. Food and Drug Administration (FDA) clearance for its first product, POGO Automatic® Blood Glucose Monitoring System (“POGO”), in April 2016. The Company is focusing its operations on developing scalable manufacturing processes, improving manufacturing cost and commercially launching its product.

Significant Risks and Uncertainties

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred net losses and negative cash flows from operations since its inception. During the year ended December 31, 2020, the Company incurred net losses of $32.6 million and as of December 31, 2020 had an accumulated deficit of $252.5 million. The Company has notes payable and interest coming due of $12.8 million within twelve months of the balance sheet date.

Additional funds may be necessary to maintain current operations and will be required for successful product commercialization efforts. The Company has been able to finance its operations primarily with the proceeds from the issuance of redeemable convertible preferred stock and debt financing, and to a lesser extent, revenues from product sales. The Company’s management plans to monitor expenses and obtain additional funds through the refinancing of current debt and issuance of additional equity, which is intended to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are available to be issued. As the ability to refinance its current debt or raise additional equity financing is outside of management’s control, the Company cannot conclude that management’s plans will be effectively implemented within one year from the date the financial statements are available to be issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

On March 11, 2020, the World Health Organization declared the coronavirus disease (“COVID-19”) outbreak a global pandemic recommending containment measures worldwide. To comply with the recommended containment measures, the Company implemented alternative work arrangements for its employees and limited its employees’ travel activities to protect its employees and to comply with the provisions described within local shelter in place orders. Although some of the governmental restrictions have since been lifted or scaled back, recent and future surges of COVID-19 may result in restrictions being re-implemented in response to efforts to reduce the spread of COVID-19.

As of the date of issuance, management is not aware of any specific event or circumstances that would require an update to its estimates or a revision of the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained. The Company is continuing to closely monitor the impact of the COVID-19 pandemic on its business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications

Certain balances from the prior year have been reclassified to conform with the current year presentation due to the reclassification of the redeemable preferred stock from permanent to mezzanine equity.

Corrections to previously issued financial statements

Subsequent to the issuance of the Company’s financial statements as of and for the year ended December 31, 2019, the Company identified an error with respect to capitalization of, and subsequent depreciation of, internal-use software. The Company evaluated the error and has determined that the cumulative impact of such error is not material. However, the Company has determined that it will revise its previously issued financial statements to correct for such error. The accompanying notes to these financial statements have also been adjusted to incorporate the revised amounts, where applicable. The following tables summarize the effect of the correction to certain previously reported financial information (in thousands):

Corrected Balance Sheets

	As of December 31, 2019
	As Previously Reported	Adjustment	Reclassifications	As Corrected

Assets
Property and equipment, net	$25,493	$632	$—	$26,125
Total assets	33,879	632	—	34,511
Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Redeemable convertible preferred stock	253	—	130,858	131,111
Additional paid-in capital	211,636	—	(130,858)	80,778
Accumulated deficit	(220,570)	632	—	(219,938)
Total stockholders’ deficit	(8,677)	632	(131,111)	(139,156)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	33,879	632	—	34,511

Corrected Statements of Operations and Comprehensive Loss

	Year Ended December 31, 2019
	As Previously Reported	Adjustment	As Corrected

Operating expenses:
Research and development	$22,448	$541	$22,989
Total operating expenses	29,642	541	30,183
Loss from operations	(29,642)	(541)	(30,183)
Net loss	(32,620)	(541)	(33,161)

Corrected Statements of Cash Flows

	Year Ended December 31, 2019
	As Previously Reported	Adjustment	As Corrected

Cash flows from operating activities
Net loss	$(32,620)	$(541)	$(33,161)
Depreciation and amortization expense	1,059	541	1,600

Corrected Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	As of December 31, 2019
	Accumulated Deficit
	As Previously Reported	Adjustment	As Corrected
Accumulated deficit ending balance at January 1, 2019	$(187,950)	$1,173	$(186,777)
Net loss	(32,620)	(541)	(33,161)
Accumulated deficit ending balance at December 31, 2019	(220,570)	632	(219,938)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. The Company’s management regularly assesses these estimates and assumptions, including those related to accrued liabilities, valuation of common and redeemable convertible preferred stock, fair value of redeemable convertible preferred stock warrant liability, fair value of derivative liabilities and valuation allowance for deferred tax assets.

Segments

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less that can be readily converted to known amounts of cash. The recorded carrying amount of cash and cash equivalents approximates their fair value. As of December 31, 2019, the Company’s restricted cash related to collateral for the Company’s credit card programs and letter of credit for the security deposit for the Company’s loan facility. As of December 31, 2020, the Company had additional restricted cash, recognized in prepaid expenses and other current assets, related to a letter of credit in connection with certain non-cancelable purchase obligations.

Inventories

Inventories primarily consist of raw materials and are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or net realizable value. Inventory consists of purchased components for producing the POGO Automatic® devices and cartridges. Inventory used for research and product development efforts are expensed immediately as research and development costs.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets, generally two to ten years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining term of the lease. Upon the sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheets and the resulting gain or loss is reflected in the statements of operations and comprehensive loss. Maintenance and repairs are charged to earnings as incurred.

Capitalized Interest

The Company records as construction-in-progress (“CIP”) property and equipment that has not yet been placed in service for its intended use. All costs prior to a project becoming probable of being constructed are expensed as incurred. After the construction is considered probable, all directly identifiable costs related to an asset are capitalized.

Interest related to construction of assets is capitalized when the financial statement effect of capitalization is material, construction of the asset has begun, and interest is being incurred. Interest capitalization ends at the earlier of the asset being substantially complete and ready for its intended use or when interest costs are no longer being incurred.

Capitalized Software Development Costs

The Company capitalizes software purchased for internal use and qualified costs incurred in connection with the development of internal use software. Internally developed software costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external direct costs of the development are capitalized until the software is substantially complete and ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable that the expenditure will result in additional functionality. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Post-implementation activities including training and maintenance are expensed as incurred. Capitalized costs less accumulated amortization are recorded as a component of property and equipment, net on the balance sheets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment, principally property and equipment, whenever events or changes in business circumstances indicate the carrying amount of an asset may not be fully recoverable. Recoverability of assets held and used is measured by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the Company determines that the carrying value of long-lived assets may not be recoverable, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined through various valuation techniques, principally discounted cash flow models, to assess the fair values of long-lived assets. The Company did not record any impairment of long-lived assets in 2020 and 2019.

Revenue

The Company accounts for revenue from product and service sales in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The Company considers online customer orders, which includes authorization for credit card payments, to be contracts with customers.

Pursuant to ASC 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements determined to be within the scope of ASC 606, the Company follows the five-step model: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration the Company is entitled to in exchange for the goods or services the Company transfers to the customer. The Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

The Company’s revenue as reflected in these financial statements has been limited to point-in-time sales made through the Company’s website to customers who have purchased the Company’s POGO Automatic Monitors, replaceable 10-test Cartridges and third-party coaching services, each of which are considered to be distinct and separate performance obligations. The revenue for Monitors and Cartridges is recognized when control of the respective products transfers, generally upon shipment, to the customer. Subscription coaching services are recognized over the subscription period during which these services are delivered, which have generally been on a monthly basis. The Company’s existing contracts have not offered rights or allowances that would result in a significant amount of the estimated transaction price to be subject to constraint.

Sales of the Monitors include a limited assurance-type warranty, which is accounted for as a warranty obligation for which costs of honoring the warranty obligations are accrued when revenue for the related good is recognized. The Company determined the related reserves for its warranty obligations to be insignificant primarily due to its limited sales.

Cost of Revenue

Cost of revenue consists of expenses relating to the cost of raw materials, manufacturing expenses freight, allocated personnel costs including salaries, benefits and stock-based compensation, allocated facility overhead costs, depreciation and amortization, reserves for excess, obsolete and non-sellable inventory as well as adjustments of our inventory carrying value to lower of cost or net realizable value.

Research and Development Expenses

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of salaries and employee benefits, including stock-based compensation, laboratory supplies, costs of consulting, materials and allocated overhead costs, including facility costs, utilities and equipment depreciation.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel expenses, including salaries and employee benefits, including stock-based compensation, travel expenses, direct marketing, advertising and promotional expenses, consulting fees and allocated overhead costs. The Company recorded immaterial advertising costs for the years ended December 31, 2020 and 2019, respectively.

General and Administrative Expenses

General and administrative expenses include salaries, employee benefits and stock-based compensation for executive management, finance administration, and human resources, professional service fees and allocated overhead costs.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The carrying amounts of certain of the Company’s financial instruments, including cash, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities, approximate fair value due to their short-term maturities. The fair value of the Company’s borrowings are estimated using the net present value of the payments, discounted at an interest rate that is consistent with a market interest rate, which is a Level 2 input. The fair value of the borrowings approximates the carrying amount as the notes bear rates that approximate the market interest rate. Refer to Note 3 for discussion of certain other financial instruments.

Concentrations of Credit Risk and Other Risks and Uncertainties

The Company’s cash and cash equivalents are maintained with two financial institutions in the United States of America. Deposits in these institutions may, at times, exceed the amount of insurance provided on such deposits. Management believes that these financial institutions are financially sound. The Company has not experienced any losses on its cash and cash equivalents.

The Company is subject to risks common to companies in the development stage, including, but not limited to, development of new products, development of markets and distribution channels, dependence on key personnel, and the ability to obtain additional capital as needed to fund its product plans. To achieve profitable operations, the Company must successfully develop, manufacture and market its products.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The Company considers the need to file tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, redeemable convertible preferred stock warrants, common stock warrants, common stock subject to repurchase and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for the reporting periods presented, the diluted net loss per common share is the same as basic net loss per common share for those periods.

Redeemable Convertible Preferred Stock

The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in the event of certain events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets (each, a “deemed liquidation event”), the redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then-outstanding such shares.

The Company records redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

Redeemable Convertible Preferred Stock Warrant Liability

The outstanding freestanding warrants that are exercisable for the Company’s redeemable convertible preferred stock are classified as liabilities in the balance sheets because the underlying redeemable convertible preferred stock is considered contingently redeemable and may obligate the Company to transfer assets to the holders at a future date upon occurrence of a deemed liquidation event. The warrants are subject to remeasurement to fair value at each balance sheet date, with any change in fair value recognized in other expense, net in the statements of operations and comprehensive loss. The redeemable convertible preferred stock warrant liability instruments are classified as noncurrent liabilities.

Derivative Liabilities

The Company has determined that its obligation to pay a success fee to a former lender upon a successful liquidation event represents a freestanding financial instrument (the “Notes payable derivative” or “Notes payable success fee derivative”). The instrument is classified as a liability in the balance sheets and is subject to remeasurement to fair value at each balance sheet date, with any change in fair value recognized in other expense, net in the statements of operations and comprehensive loss.

The Company determined that convertible notes issued to the Company’s certain shareholders in August 2019, November 2019, December 2019, February 2020, April 2020 and September 2020 (the “August 2019 convertible notes,” “November 2019 convertible notes,” “December 2019 convertible notes,” “February 2020 convertible notes,” “April 2020 convertible notes” and “September 2020 convertible notes,” respectively) contained embedded features that provided lenders with multiple settlement alternatives. Certain settlement features provided the lenders the right or obligation to receive cash or a variable number of shares upon the completion of a capital raising transaction, an initial public offering (“IPO”), change of control, the closing of the sale or other disposition of all or substantially all of the Company’s assets or default of the Company (the “redemption features”).

Certain redemption features embedded in the convertible notes met the requirements for separate accounting and were accounted for as a single compound derivative instrument for each round of the convertible notes (the “August 2019 derivative,” “November 2019 derivative,” “December 2019 derivative,” “February 2020 derivative,” “April 2020 derivative” and “September 2020 derivative,” together “convertible note derivatives”). These compound derivative instruments were recorded at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in other expense, net in the statements of operations and comprehensive loss. On October 15, 2020, all convertible notes were converted into New Series B redeemable convertible preferred stock and the respective derivative instruments were simultaneously extinguished (see Note 5).

Preferred Stock Tranche Option

The New Series B and New Series B-1 redeemable convertible preferred stock contained tranche options that allowed the investors to participate in future rounds of redeemable convertible preferred stock issuance (the “preferred stock tranche option”). The Company determined that the preferred stock tranche option represented a freestanding financial instrument, initially and subsequently measured at fair value, with any changes in fair value recognized in other expense, net in the statement of operations and comprehensive loss.

Stock-Based Compensation

The Company maintains performance incentive plans under which incentive and nonqualified stock options are granted primarily to employees and may be granted to non-employee consultants.

Stock-based compensation expense related to awards to employees is measured at the grant date based on the fair value of the award. The fair value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The expense recognized for the portion of the award that is expected to vest has been reduced by an estimated forfeiture rate.

The Company uses the Black-Scholes option valuation model, which requires the use of estimates, such as stock price, volatility of the Company’s common stock, expected term, a risk-free interest rate and the expected dividend yield. Expected volatility is estimated by studying the volatility of comparable public companies for similar terms. Expected term is based on the simplified method. Risk-free interest rate is based on the U.S. Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the option. The Company currently has never paid dividends and has no plans to pay dividends. Expected forfeitures are based on Company’s historical experience. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock-based compensation expense to be recognized in future periods.

Stock-based compensation expense related to awards to non-employees is recognized based on the then-current fair value at each measurement date over the associated service period of the award, which is generally the vesting term, using the straight-line amortization method. The fair value of non-employee stock options is estimated using the Black-Scholes valuation model with assumptions generally consistent with those used for employee stock options, with the exception of the expected term, which is the remaining contractual life at each measurement date.

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The Company adopted this update on January 1, 2019. The adoption did not have a material impact to the financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which provides amendments to current update to address the classification and presentation of changes in restricted cash in the statement of cash flows. The Company adopted this update on January 1, 2019. The adoption did not have a material impact to the financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The amended standard specifies the modification accounting applicable to any entity which changes the terms or conditions of a share-based payment award. The Company adopted this update on January 1, 2019. The adoption did not have a material impact to the financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changed the disclosure requirements for fair value measurements by removing, adding and modifying certain disclosures. The Company adopted this update on January 1, 2020, which did not result in a material impact on its financial statements and related disclosures.

New Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right of use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. In 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842) Codification Improvements. This guidance is effective for the Company on January 1, 2022. The Company is currently evaluating the potential impact of this update on its financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Loss (Topic 326): Measurement of Credit Losses on Financial Instruments, which significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are in the scope of the update. The ASU also makes targeted amendments to the current impairment model for available-for-sale debt securities. In 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326; ASU No. 2019-05, Financial Instruments-Credit Loss (Topic 326); Targeted Transition Relief. The new update is effective for the Company on January 1, 2023 with early adoption permitted and must be adopted using a modified retrospective approach. The Company is currently evaluating the potential impact of this update on its financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This new guidance simplifies the accounting for income taxes by removing certain exceptions to general principles, clarifying requirements and including amendments to improve consistent application of the guidance. The guidance specifically removes the exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items, such as discontinued operations or other comprehensive income. The guidance also requires an entity to recognize a franchise tax that is partially based on income as an income-based tax and to account for any other amounts incurred as a non-income based tax. The guidance is effective for the Company beginning January 1, 2022 using a prospective approach, with early adoption permitted. The Company has not yet determined the method of adoption and the potential effect the new update will have on its financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt (Subtopic 470-20 and 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The guidance is effective for the Company beginning January 1, 2024. The Company has not yet determined the potential effect the new update will have on its financial statements and related disclosures.

NOTE 3. FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•	Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

•

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

•	Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The fair value of Level 1 securities is determined using quoted prices in active markets for identical assets. Level 1 securities consist of highly liquid money market funds. In addition, restricted cash collateralized by money market funds is a financial asset measured at fair value and is a Level 1 financial instrument under the fair value hierarchy.

Financial assets and liabilities are considered Level 2 when their fair values are determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data, such as pricing for similar securities, recently executed transactions, cash flow models with yield curves, and benchmark securities. In addition, Level 2 financial instruments are valued using comparisons to like-kind financial instruments and models that use readily observable market data as their basis.

Financial assets and liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques and at least one significant model assumption or input is unobservable. Level 3 liabilities that are measured at fair value on a recurring basis include the notes payable derivative liability and the redeemable convertible preferred stock warrant liability.

During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at estimated fair value using Level 3 inputs. There were no transfers within the hierarchy during the years ended December 31, 2020 and 2019.

The following table sets forth the fair value of the Company’s financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$2	$—	$—	$2

Total fair value of assets	$2	$—	$—	$2

Financial liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$211	$211
Notes payable derivative	—	—	2,496	2,496
Preferred stock tranche option	—	—	1,968	1,968

Total fair value of liabilities	$—	$—	$4,675	$4,675

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$1,189	$—	$—	$1,189

Total fair value of assets	$1,189	$—	$—	$1,189

Financial liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$620	$620
Notes payable derivative	—	—	5,245	5,245

Total fair value of liabilities	$—	$—	$5,865	$5,865

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

	Level 3 Financial Liabilities
	Redeemable convertible preferred stock warrant liability	Notes payable derivative	Convertible note derivatives	Preferred stock tranche option	Total
Fair value as of January 1, 2019	$112	$2,254	$—	$—	$2,366
Fair value of instruments issued	290	—	2,860	—	3,150
Change in fair value	251	104	27	—	382
Fair value of instruments exercised	(33)	—	—	—	(33)

Fair value as of December 31, 2019	620	2,358	2,887	—	5,865

Fair value of instruments issued	—	—	4,812	1,656	6,468
Change in fair value	(409)	138	(7,194)	312	(7,153)
Fair value of instruments exercised	—	—	(505)	—	(505)

Fair value as of December 31, 2020	$211	$2,496	$—	$1,968	$4,675

The fair values of the outstanding and contingent redeemable convertible preferred stock warrant liability are measured using the Black-Scholes valuation model. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rate, expected dividends and the expected volatility of the underlying stock. Generally, increases (decreases) in the fair value of the underlying stock, volatility and estimated term would result in a directionally similar impact on the fair value measurement of the liability.

As of December 31, 2020, the Company used the Black-Scholes valuation model with the following assumptions to estimate fair value of outstanding New Series B-1 redeemable convertible preferred stock warrants: preferred stock fair value $0.243, volatility of 57.6%, risk-free rate of 0.10%, probability weighted average expected term, and dividend rate of 0%.

As of December 31, 2019, the Company used the Black-Scholes valuation model with the following assumptions to estimate fair value of outstanding Series 2 and Series 5 warrants: preferred stock fair value $0.126 and $0.307, respectively, volatility of 66.3%, risk-free rates in a range of 1.58%–1.66%, probability weighted average expected term, and dividend rate of 0%.

The fair value of the notes payable success fee derivative is estimated using probability-weighted option-pricing model. The fair values of the notes payable success fee derivative have been estimated at the date of inception and at the subsequent balance sheet date using a two-step approach to valuation, employing a probability-weighted scenario valuation method and then comparing the instrument’s value with-and-without the derivative features in order to estimate their combined fair value, using unobservable inputs, which are classified as Level 3 within the fair value hierarchy.

The Company used the following assumptions to estimate fair value of the notes payable success fee derivative as of December 31, 2020: expected time to exit 0.5 to 2.0 years, amount payable then $2.5 million, volatility of 54.3% to 60.9%, risk free rate in a range of 0.09%–0.13%, and probability of payment 100%. The Company used the following assumptions to estimate fair value of the notes payable success fee derivative as of December 31, 2019: expected time to exit 3.0 years, amount payable then $2.5 million, volatility of 66.3%, risk-free rate of 1.62%, and probability of payment 100%.

The fair value of the convertible note derivatives is estimated based on present value of the weighted probability of the future payoff in various scenarios. The weighted probabilities are based upon management’s best estimate of the likelihood of each event occurring.

The Company used the following assumptions to estimate fair value of the convertible note derivative instruments at issuance: implied yield ranged from 53.3% to 60.1% was applied, and the expected time to occurrence of the respective scenarios ranged between 0.50 years and 0.91 years for the August 2019 and November 2019 convertible notes and 0.53 years and 0.94 years for the December 2019 convertible notes. Implied yield ranged from 64.2% to 75.0% was applied, and expected time to occurrence of the respective scenarios ranged between 0.50 years and 1.00 years for the February 2020, April 2020 and September 2020 convertible notes. The notes converted to redeemable preferred stock as of December 31, 2020. As of December 31, 2019, the fair value of the embedded derivatives was $2.9 million.

The fair value of the preferred stock tranche option is estimated using probability-weighted option-pricing model. The fair values of the preferred stock tranche option have been estimated at the date of inception and at the subsequent balance sheet date using a two-step approach to valuation, employing a probability-weighted scenario valuation method and then comparing the instrument’s value with-and-without the derivative features in order to estimate their combined fair value, using unobservable inputs, which are classified as Level 3 within the fair value hierarchy. The Company used the following assumptions to estimate fair value of the preferred stock tranche option: expected time to exit 0.50 to 2.21 years, volatility of 54.3% to 65.8%, and risk free rate of 0.09% to 0.15%. The discount rate ranged from 40% to 74.4%.

NOTE 4. BALANCE SHEETS COMPONENTS

Inventories

The following table summarizes the details of inventories as of the dates set forth below (in thousands):

	December 31, 2020	December 31, 2019
Raw materials	$4,522	$2,880
Finished goods	234	—

Total inventories	$4,756	$2,880

During 2020 and 2019 the Company recorded an adjustment to inventory for lower of cost or market of $3.5 million and nil, respectively, which was included in cost of revenue in the statements of operations and comprehensive loss.

Property and Equipment, Net

The following table summarizes the details of property and equipment, net, as of the dates set forth below (in thousands):

	December 31, 2020	December 31, 2019
Laboratory, tooling and other equipment	$8,283	$6,506
Construction-in-progress	26,167	21,644
Computer equipment and software	805	618
Leasehold improvements	1,037	1,031
Capitalized software	1,624	1,624
Furniture and fixtures	24	24

Gross property and equipment	37,940	31,447
Accumulated depreciation and amortization	(7,411)	(5,322)

Property and equipment, net	$30,529	$26,125

As of December 31, 2020 and 2019, construction-in-progress included capitalized construction period interest of $0.8 million and $0.6 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2020 and 2019 was $2.2 million and $1.6 million, respectively.

Accrued Expenses and Other Current Liabilities

The following table summarizes the details of accrued expenses and other current liabilities as of the dates set forth below (in thousands):

	December 31, 2020	December 31, 2019
Payroll and related expenses	$2,461	$1,638
Sales and use tax payable	244	268
Other accrued liabilities	2,646	3,225

Total accrued expenses and other current liabilities	$5,351	$5,131

NOTE 5. NOTES PAYABLE

2014 Loan Facility

In July 2014, the Company entered into a loan facility for up to $19.7 million, available in four draw periods. All of the outstanding balances were paid off as of December 2017. The 2014 loan facility has a success fee which is due upon the liquidity event that is the first to occur of the following:

a) a sale of or other disposition by Company of all or substantially all of its assets (other than in connection with a bankruptcy);

b) a merger or consolidation of Company into or with another person or entity, where the holders of Company’s outstanding voting equity securities as of immediately prior to such merger or consolidation hold less than a majority of the issued and outstanding voting equity securities of the successor or surviving person or entity as of immediately following the consummation of such merger or consolidation;

c) any sale, in a single transaction or series of related transactions, by the holders of Company’s outstanding voting equity securities, to one or more buyers, of such securities, where such holders do not, as of immediately following the consummation of such transaction, continue to hold at least a majority of Company’s issued and outstanding voting equity securities; or

d) Company’s IPO and sale of its common stock or other common voting equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company accounts for the success fee as a stand-alone notes payable derivative liability at fair value. Refer to Note 3 for the details of the valuation methodology.

2017 Loan Facility

In December 2017, the Company entered into a loan facility for up to $30.0 million, available in three draw periods. The Company drew down the first tranche of $17.5 million and issued warrants exercisable in 1,819,078 Series 4 preferred stock shares at $0.38 per share that expire in 10 years. The Company also valued 1,299,341 contingent warrant shares associated with the future tranches.

On December 27, 2018, the Company amended the agreement to extend the end of the interest-only period from December 31, 2018, to March 31, 2019 and amended the final additional interest payment from 4.95% to 5.95% of the amount borrowed. The Company did not qualify to draw down on the additional tranches, and the amendment eliminated the future tranches of $12.5 million and resulted in a cancellation of the contingent warrants.

On May 31, 2019, the Company entered into the second amendment to the 2017 Loan Facility to extend the end of the interest-only period from May 31, 2019 to September 1, 2019, include a further interest-only extension period if certain conditions are met, amend the final additional interest payment from 5.95% to 6.95%, incorporate a minimum cash covenant of $1.0 million and amend the warrant agreement whereas the warrants granted convert from Series 4 to Series 5 shares. On August 29, 2019, the Company met the conditions to further extend the interest-only period from September 1, 2019 to October 1, 2019. Amendments to the loan facility terms were accounted for as a modification.

On April 2, 2020, the Company entered into the third amendment to the 2017 Loan Facility to extend the interest-only period to October 1, 2020. On June 3, 2020, the Company entered into the fourth amendment to the 2017 Loan Facility to include certain forms of permitted indebtedness. On September 21, 2020, the Company entered into the fifth amendment to the 2017 Loan Facility to extend the interest-only period to November 1, 2020. On October 30, 2020, the Company entered into the sixth amendment to the 2017 Loan Facility to extend the interest-only period to February 1, 2021, with the option to further extend the interest only period to March 1, 2021 upon meeting certain conditions. On November 25, 2020, the Company met the conditions to further extend the interest-only period to March 1, 2021. On November 25, 2020, the Company entered into the seventh amendment to the 2017 Loan Facility to include certain forms of permitted indebtedness. Amendments to the loan facility terms were accounted for as a modification.

The amounts under this loan facility have a maturity date of 42 months from loan closing. The loan facility bears interest at the greater of 9.25% or 9.25% plus U.S. WSJ Prime minus 4.25%. The collateral for the loan facility includes all of the Company’s current and future assets and fixtures, including intellectual property.

The Series 4 warrants issued and the Series 4 contingent warrants had a fair value of $0.3 million and $0.2 million, respectively, and legal fees of $0.2 million was accounted as debt issuances costs, which is amortized over the term of the notes using the effective interest rate method. On May 31, 2019, in conjunction with the second amendment, the Series 4 warrants converted to Series 5 warrants. The Series 5 warrants issued had a fair value of $0.3 million at December 31, 2019.

In conjunction with the issuance of New Series B-1 redeemable convertible preferred stock in 2020, the 1,819,078 warrants issued to the lender in December 2017 were modified to become 3,076,323 warrants exercisable into the Company’s New Series B-1 redeemable convertible preferred stock (see Note 7). The fair value of these warrants as of December 31, 2020 was $0.2 million. Unamortized debt issuance cost is immaterial and $0.2 million as of December 31, 2020 and 2019, respectively.

For the years ended December 31, 2020 and 2019, the Company recorded $1.6 million and $2.5 million, respectively, of interest expense related to the 2014 and 2017 loan facilities. As part of interest expense, the Company accrues for the final payments using the effective interest rate method over the term of the notes and recorded $0.3 million and $0.5 million during 2020 and 2019, respectively, resulting in a total final interest payment liability of $1.1 million and $0.9 million as of December 31, 2020 and 2019, respectively.

The Company’s weighted average borrowing rate was 9.34% and 10.13% as of December 31, 2020 and 2019, respectively. The notes payable include customary covenants, including financial reporting requirements, delivery of audited financial statements, limitations on further indebtedness or investments, and limitations on certain corporate transactions. As of December 31, 2020 and 2019, the Company was in compliance with all covenants.

2019 Convertible Notes

In May 2019, the Company entered into the Series 5 Preferred Stock, Warrant and Convertible Note Purchase Agreement (the “Series 5 Agreement”). The Series 5 Agreement included the right to sell and issue up to a maximum of 69,121,241 shares of Series 5 preferred stock, 152,555 warrants to purchase the Company’s common stock, 150,976 warrants to purchase shares of Series 5 Preferred Stock and $10.0 million convertible promissory notes (see Note 7). In August 2019, the Company issued the August 2019 convertible notes to existing shareholders in exchange for cash proceeds of $9.5 million. The notes bore interest on the outstanding principal at the rate of 5% per annum and had a maturity date of August 29, 2020. The maturity date was later amended from August 29, 2020 to November 27, 2020.

In November and December 2019, the Company issued the November 2019 convertible notes and December 2019 convertible notes to existing shareholders in exchange for cash proceeds of

$8.0 million and $0.4 million, respectively. The notes bore interest on the outstanding principal at the rate of 5% per annum and had a maturity date of November 27, 2020. All of the convertible notes entered into during 2019 (the “2019 convertible notes”) were subordinate to the Company’s 2017 Loan Facility.

The 2019 convertible notes were convertible into the number of shares of the same class and series of the next round of financing as issued to other investors by dividing the outstanding principal amount and all accrued but unpaid interest of the 2019 convertible notes by 80% of the price per share paid by the other investors in the next financing. The Company determined that this embedded feature is an early redemption feature that should be bifurcated and separately accounted for as a single derivative instrument initially and subsequently measured at fair value with the change in fair value recorded as change in fair value of derivatives in the statements of operations and comprehensive loss.

In connection with the sale and issuance of New Series B redeemable convertible preferred stock in October 2020, the 2019 convertible notes in an aggregate principal amount of $17.9 million and accrued unpaid interest of $0.9 million were converted into 104,509,638 shares of New Series B redeemable convertible preferred stock at 80% of the preferred stock issuance price of $0.2247 per share.

2020 Convertible Notes

The Company issued the convertible notes in February 2020, April 2020 and September 2020 to existing shareholders in exchange for cash proceeds of $8.4 million, $15.0 million and $5.0 million, respectively. These notes bore interest on the outstanding principal at the rate of 5% per annum. The February 2020 convertible notes had a maturity date of November 27, 2020, and the April 2020 convertible notes and September 2020 convertible notes had a maturity date of April 24, 2021. All of the convertible notes entered into during 2020 (the “2020 convertible notes”) were subordinate to the Company’s 2017 Loan Facility.

The 2020 convertible notes were convertible into the number of shares of the same class and series of the next round of financing as issued to other investors by dividing the outstanding principal amount and all accrued but unpaid interest of the 2020 convertible notes by 80% of the price per share paid by the other investors in the next financing. The Company determined that this embedded feature is an early redemption feature that must be bifurcated and separately accounted for as a single derivative instrument initially and subsequently measured at fair value with the change in fair value recorded as change in fair value of derivatives in the statements of operations and comprehensive loss.

In addition, the April 2020 convertible notes and September 2020 convertible notes contained a pull-up provision that allowed the note holders to exchange a certain number of the Company’s common stock held by them into New Series A and New Series A-1 redeemable convertible preferred stock based on the amount of such notes purchased. The Company determined that the pull-up feature was a freestanding financial instrument for each issuance of the convertible notes (the “April 2020 pull-up option” and “September 2020 pull-up option”) and subsequently remeasured at fair value. In May 2020, the Company issued 111,556,618 and 30,051,272 shares of New Series A and New Series A-1 redeemable convertible preferred stock, respectively, to the holders of the April 2020 pull-up option in exchange for 63,291,127 common shares held by them. In September 2020, the Company issued 84,490,436 shares of New Series A-1 redeemable convertible preferred stock to the holders of the September 2020 pull-up options in exchange for 21,122,609 common shares held by them. The fair value of the April 2020 and September 2020 pull-up options were considered to be a part of the total consideration received in exchange for the issuance of the New Series A and New Series A-1 redeemable convertible preferred stock. Upon issuance of the New Series A and New Series A-1 redeemable convertible preferred stock, the April 2020 and September 2020 pull-up options were extinguished.

In connection with the sale and issuance of New Series B redeemable convertible preferred stock in October 2020, the April 2020 and September 2020 convertible notes were modified to remove the 20% discount on conversion. Outstanding February 2020 convertible notes in an aggregate principal amount of $8.4 million and accrued unpaid interest of $0.3 million were converted into 48,366,935 shares of New Series B redeemable convertible preferred stock at 80% of the preferred stock issuance price of $0.2247 per share. Outstanding April 2020 and September 2020 convertible notes in an aggregate principal amount of $20.0 million and accrued unpaid interest of $0.4 million were converted into 90,616,585 shares of New Series B redeemable convertible preferred stock at 100% of issuance price of $0.2247 per share.

The conversion of the 2019 convertible notes and 2020 convertible notes into shares of New Series B redeemable convertible preferred stock was accounted for as a debt extinguishment with a $20.5 million extinguishment gain recognized as a deemed capital contribution to additional paid-in capital in the year ended December 31, 2020, as the holders of the notes were existing stockholders of the Company.

Paycheck Protection Program

In July 2020, the Company entered into a note with Silicon Valley Bank pursuant to the Paycheck Protection Program (the “PPP”) for the amount of $2.0 million (the “PPP Loan”). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, provides for loans to qualifying businesses and is administered by the U.S. Small Business Administration (the “SBA”). The term of the PPP Loan is five years. The annual interest rate of the PPP Loan is 1%. There shall be no payments due by the Company from the date of the loan and continuing until the earlier of (1) such time as a forgiveness amount is remitted to SBA, (2) such time as the SBA determines the Loan is not eligible for forgiveness, in whole or in part and (3) if the Company fails to properly apply for forgiveness pursuant to Section 1106 of the CARES Act. The Company may prepay the PPP Loan at any time prior to maturity with no prepayment penalties. The Company did not make any repayments of the PPP Loan.

Future minimum payments for the notes payable and interest as of December 31, 2020, were as follows (in thousands):

Notes Payable:

Years Ending December 31,	Amount
2021	$12,826
2022	—
2023	—
2024	—
2025	1,965

Total minimum payments	14,791
Less: amount representing interest	(1,609)
Less: debt issuance costs	(22)
Plus: final interest payment liability	1,149

Total notes payable, net	14,309
Less: notes payable, current	(12,344)

Notes payable, net of current portion	$1,965

NOTE 6. COMMITMENTS AND CONTINGENCIES

Operating Leases

In January 2017, the Company entered into a non-cancelable sublease agreement, set to expire in December 2020, for the lease of the Company’s corporate headquarters for approximately 62,000 square feet of office space. In August 2020, the Company entered into an eight-year non-cancelable operating lease to extend the Company’s occupancy of its corporate headquarters location. The Company recognizes rent expense on a straight-line basis over the lease period. Under the terms of the lease, the Company is responsible for taxes, insurance and maintenance expenses. Rent expense for the years ended December 31, 2020 and 2019, was $0.8 million and $0.8 million, respectively.

Non-Cancelable Purchase Obligation

In May 2020, the Company entered into a non-cancelable purchase agreement with a vendor for raw materials used in the manufacture of its products. This agreement obligates the Company to minimum purchase quantities by specified future dates. In the event the Company provides notice of its desire to cancel any portion of the remaining minimum purchase quantities, the Company is obligated to pay a minimum cancellation fee. In connection with this purchase agreement, the Company entered into an irrevocable letter of credit for $0.7 million which is classified as prepaids and other assets on the balance sheets.

Future annual minimum payments as of December 31, 2020, under non-cancelable agreements were as follows (in thousands):

Years Ending December 31,	Amount
2021	$839
2022	1,492
2023	2,119
2024	1,500
2025	1,545
Thereafter	3,933

Total future minimum payments	$11,428

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2020 and 2019, the Company did not have any material indemnification claims that were probable or reasonably possible and consequently has not recorded related liabilities.

NOTE 7. STOCKHOLDERS’ EQUITY

The Company is authorized to issue 1,300,000,000 shares of common stock and 935,078,584 shares of preferred stock, par value $0.001 per share.

In May 2019, the Company entered into the Series 5 financing agreement with existing investors and issued 34,786,302 shares of Series 5 redeemable convertible preferred stock at $0.38 per share for total gross cash proceeds of $13.2 million, exchanged 11,345,460 shares of Series 3 redeemable convertible preferred stock for 34,334,939 shares of Series 5 redeemable convertible preferred stock, issued warrants to purchase an aggregate of 152,555 shares of common stock with an exercise price of $0.001 per share expiring in 5 years, and issued warrants to purchase an aggregate of 150,976 shares of Series 5 redeemable convertible preferred stock with an exercise price of $0.001 per share expiring in 5 years. The second tranche of Series 5 redeemable convertible preferred stock financing included issuance of $10.0 million convertible notes upon meeting specified milestones by October 31, 2019, allocated proportionally between participating investors. The Company also amended its certificate of incorporation to include a mandatory conversion of shares of Series 4 redeemable convertible preferred stock into common stock, if an investor did not participate pro-rata in the second tranche closing of the Series 5 redeemable convertible preferred stock financing. The Company determined that the exchange of shares of Series 3 redeemable convertible preferred stock for shares of Series 5 redeemable convertible preferred stock was an extinguishment transaction. The Series 5 redeemable convertible preferred stock financing was a transaction between related parties, existing investors, and the fair value of issued shares of Series 5 redeemable convertible preferred stock was estimated at $0.20 per share. The common stock warrants with the fair value of $1,404 were recorded as equity to additional paid-in capital and issued redeemable convertible preferred stock warrants with the fair value of $30,060 as derivative liability. The Company recorded a capital contribution of $12.4 million, which was recorded within additional paid-in capital. The Company also determined that the second tranche option to issue convertible notes meets a scope exception under the derivatives accounting guidance and is accounted upon issuance of the convertible notes.

In August 2019, the Company closed the second tranche of the Series 5 redeemable convertible preferred stock financing and issued convertible notes for cash considerations of $9.5 million, converted 3,570,261 shares of Series 4 redeemable convertible preferred stock of non-participated investors into common stock, per the terms of the mandatory conversion provision, and also issued warrants for 848,622 shares of Series 5 redeemable convertible preferred stock with an exercise price of $0.001 per share expiring in 5 years. The warrants have a fair value of $0.3 million at the date of issuance and were recorded as a liability. Refer to Note 5, Notes Payable, for the details of the terms of convertible notes issued. Refer to Note 3, Warrants for redeemable convertible preferred stock for the valuation of issued redeemable convertible preferred stock warrants.

In May 2020, the holders of the Company’s Series 1, Series 2, Series 3, Series 4 and Series 5 redeemable convertible preferred stock (the “prior preferred stock”) elected to convert all shares of prior preferred stock held by them into common stock on a one-for-one basis, in accordance with the terms of such redeemable convertible preferred stock. Accordingly, all the shares of the prior preferred stock in an aggregate amount of 252,922,908 shares were cancelled and the same number of shares of common stock were issued to the holders of the prior preferred stock and recorded at $0.001 par value to common stock with a resulting gain of $133.6 million recorded to additional paid-in capital. Following the conversion of the prior preferred stock into common stock, the Company issued New Series A and New Series A-1 redeemable convertible preferred stock in an aggregate amount of 226,098,326 shares in exchange for 84,413,736 shares of common stock to the holders of the April 2020 convertible notes and September 2020 convertible notes (see Note 5).

In October 2020 and November 2020, the Company issued 252,791,726 shares of New Series B redeemable convertible preferred stock, of which 243,493,158 shares were issued in exchange for the 2019 convertible notes and 2020 convertible notes and 9,298,568 shares were sold for cash of $2.1 million, and 231,419,667 shares of New Series B-1 redeemable convertible preferred stock in exchange for cash of $50.4 million, net of issuance costs. Concurrently with the issuance of New Series B and New Series B-1 redeemable convertible preferred stock the Company issued the preferred stock tranche option, which was accounted for as a freestanding financial instrument initially and subsequently measured at fair value with the change in fair value recorded in change in fair value of derivatives in the statements of operations and comprehensive loss. Issuance date fair value of the preferred stock tranche option was $1.7 million. The Company recognized a loss from the change in the fair value of the preferred stock tranche option in the amount of $0.3 million during the year ended December 31, 2020. Fair value of the preferred stock tranche option at December 31, 2020 was $2.0 million.

Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock as of December 31, 2020 and 2019, consisted of the following (in thousands, except share and per share amounts):

	December 31, 2020
	Shares Authorized	Share Issued and Outstanding	Liquidation amount per share	Aggregate Liquidation Preference	Net Carrying Value
New Series A	111,556,618	111,556,618	$0.5925	$66,097	$284
New Series A-1	114,541,708	114,541,708	$0.2963	33,939	90
New Series B	252,791,726	252,791,726	$0.3371	85,216	26,418
New Series B-1	289,274,585	231,419,667	$0.6742	156,023	48,853
New Series C	77,840,043	—	$—	—	—
New Series C-1	89,073,904	—	$0.8088	—	—

Total redeemable convertible preferred stock	935,078,584	710,309,719		$341,275	$75,645

	December 31, 2019
	Shares Authorized	Share Issued and Outstanding	Liquidation amount per share	Aggregate Liquidation Preference	Net Carrying Value
Series 1	4,856,947	4,856,947	$4.7152	$22,901	$6,363
Series 2	32,172,860	30,342,358	$2.3919	72,576	33,383
Series 3	32,935,711	32,935,711	$1.1500	37,876	36,805
Series 4	119,081,960	115,511,699	$0.3800	43,895	40,977
Series 5	71,939,917	69,276,193	$0.5700	39,487	13,583

Total redeemable convertible preferred stock	260,987,395	252,922,908		$216,735	$131,111

The significant rights and obligations of the Company’s redeemable convertible preferred stock are as follows:

Dividends

The holders of the New Series B and New Series B-1 redeemable convertible preferred stock are entitled to receive prior and in preference to any other Series of redeemable convertible preferred stock or common stock, non-cumulative cash dividends at rates per annum of $0.01798 per share. The holders of the New Series A and New Series A-1 redeemable convertible preferred stock are entitled to receive prior and in preference to the common stock, noncumulative cash dividends at rates per annum of $0.0119 per share. Dividend per share rates are subject to adjustment for stock splits, stock dividends, combinations, reorganizations, reclassifications, recapitalizations or other similar events. Dividends are payable as and if declared by the Board. No dividend shall be declared or paid on the common stock unless the consent of the holders of a majority of the then outstanding redeemable convertible preferred stock, voting together as a single class on an as-if-converted to common stock basis, shall have been obtained and unless all declared and unpaid dividends on the redeemable convertible preferred stock have been paid. There shall be concurrently declared or paid on the redeemable convertible preferred stock (on an as-if-converted basis) a dividend equivalent to any dividend on the common stock.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and redeemable convertible preferred stock own less than the majority of the resulting voting power of the surviving entity, the holders of the New Series B-1 redeemable convertible preferred stock are entitled to receive, prior and in preference to distribution of assets of the Company to the holders of New Series B, New Series A, New Series A-1 redeemable convertible preferred stock and common stock an amount equal to $0.3371 per share of New Series B-1 redeemable convertible preferred stock (as adjusted for any stock dividends, combinations or splits), plus any declared, but unpaid dividends on such shares. Thereafter, the holders of the New Series A and New Series A-1 redeemable convertible preferred stock are entitled to receive, prior and in preference to distribution of assets of the Company to the holders of common stock an amount equal to $0.5925 per share of New Series A redeemable convertible preferred stock and an amount equal to $0.2963 per share of New Series A-1 redeemable convertible preferred stock (as adjusted for any stock dividends, combinations, or splits), plus any declared, but unpaid dividends on such shares.

After the preferential payments have been made in full to the holders of the New Series B-1, New Series A and New Series A-1 redeemable convertible preferred stock, any remaining assets and funds are to be distributed among the holders of redeemable convertible preferred stock and common stock on a pro rata as-if converted basis. Preferred stockholders may choose to receive an alternative payment instead of their preferential payment in an amount payable to common stockholders on an as if converted to common stock basis.

Upon the closing of a firm commitment underwritten public offering of shares of common stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, without limiting the right to convert redeemable convertible preferred stock into common stock, the holders of the shares of the New Series B and New Series B-1 redeemable convertible preferred stock shall be entitled to receive an additional $0.3371 per share of New Series B and New Series B-1 redeemable convertible preferred stock, subject to adjustment for stock splits, stock dividends, combinations, reorganizations, reclassifications, recapitalizations or other similar events, for each such share of New Series B and New Series B-1 redeemable convertible preferred stock held by such holders immediately prior to the conversion of the redeemable convertible preferred stock upon the closing of the IPO, plus, in each case, an amount equal to all dividends declared but unpaid thereon, payable in the form of shares of common stock upon the closing of such IPO (the “IPO Liquidation Amounts”), with the number of shares of common stock payable to such holder equal to the IPO Liquidation Amount divided by the price per share to the public of the shares of common stock sold in the IPO.

Voting

Each holder of redeemable convertible preferred stock shall be entitled to cast such number of votes per share on each such action as shall equal the number of shares of common stock into which each share of redeemable convertible preferred stock is then convertible. Holders of the redeemable convertible preferred stock shall vote together with all other classes and series of stock as a single class.

At any time when shares of New Series B and New Series B-1 redeemable convertible preferred stock are outstanding, the Company shall not do any of the following without the written approval of the holders of a majority of the then outstanding shares of New Series B and New Series B-1 redeemable convertible preferred stock: (i) create or authorize any new class or series of shares having rights, preferences, privileges or priority senior to, or on parity with, any series of redeemable convertible preferred stock; (ii) incur indebtedness for borrowed money in excess of $100,000; (iii) engage in any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; (iv) redeem, repurchase, purchase or otherwise acquire for value shares of common stock or redeemable convertible preferred stock of the Company (subject to certain exceptions); (v) take any action that results in the declaration or payment of any dividend or distribution on any shares of the Company’s capital stock, other than a stock dividend on the common stock; (vi) amend or waive any provision of the Company’s amended and restated certificate of incorporation, as amended from time to time, or the Company’s bylaws; (vii) authorize any increase or decrease in the number of members of the Board; (viii) alter or change the rights, preferences or privileges of any series of redeemable convertible preferred stock; (ix) increase or decrease the authorized number of shares of common stock or redeemable convertible preferred stock; (x) create or authorize any employee stock benefit plan, stock purchase or stock option plan, or other similar arrangement, or increase the number of shares of capital stock reserved to be issued under such plans or arrangement; or (xi) authorize or cause a subsidiary of the Company to do any of the foregoing.

The Company’s amended and restated certificate of incorporation provides that the Board shall consist of 8 members. The holders of a majority of the then outstanding redeemable convertible preferred stock, voting together on a combined and as-if-converted to common stock basis, shall have the right to elect 5 members of the Board. The holders of a majority of the then outstanding common stock, voting as a separate class, shall have the right to elect 1 member of the Board. The holders of a majority of the then outstanding redeemable convertible preferred stock and common stock, voting together on a combined and as-if-converted to common stock basis, shall have the right to elect 2 members of the Board.

Conversion

Each share of redeemable convertible preferred stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock at an initial conversion ratio of one-to-one. The conversion ratio is subject to adjustment for any stock splits, stock dividends, and recapitalizations as described in the Company’s amended and restated certificate of incorporation.

Conversion is automatic at the then-effective conversion rate upon the closing of a firm commitment underwritten public offering in which the gross proceeds raised equals or exceeds $75.0 million (before deduction of underwriters’ commissions and other offering expenses). Notwithstanding the foregoing, the conversion of all outstanding shares of redeemable convertible preferred stock to common stock is automatic upon a written request by the holders of majority of the then outstanding New Series B and New Series B-1 redeemable convertible preferred stock. The Company has reserved an adequate number of shares of common stock for issuance or conversion of the redeemable convertible preferred stock.

Adjustment to Conversion Price Upon Issuance of Common Stock

If in the future the Company will issue or is deemed to have issued any shares of common stock for a consideration per share less than the applicable conversion price of redeemable convertible preferred stock in effect immediately prior to the time of such issue or sale, then, the conversion price for such series of redeemable convertible preferred stock will be adjusted based on the formula as defined in the amended and restated certificate of incorporation.

Warrants for Redeemable Convertible Preferred Stock and Common Stock

From time to time, the Company has issued warrants to investors and creditors together with the Company’s debt and equity financings. When issued in connection with debt, the allocated value related to the warrants is generally recorded as additional interest cost on the related debt. When issued with redeemable convertible preferred stock, the allocated value related to the warrants is recorded as additional issuance costs of the redeemable convertible preferred stock. Warrants for redeemable convertible preferred stock are accounted as liabilities at fair value with changes in fair value recorded as other income in the statement of operations and comprehensive loss until warrants are exercised or expire.

In December 2017, the Company issued warrants for 1,819,078 shares of Series 4 redeemable convertible preferred stock to a lender in connection with a new loan and security agreement, with exercise price of $0.38 per share and 10-year term. The Company will issue up to 1,299,341 contingent warrants if tranche 2 and tranche 3 of the loan facility are drawn in the future. The fair value of issued warrants of $345,034 and contingent warrants of $246,453 was determined using the following assumptions at the issuance date: preferred stock fair value of $0.33, volatility of 63.8%, risk-free rate of 2.27%, expected term of 6.25 years and dividend rate of 0%. The warrants were recorded as debit to debt discount and credit to warrant liability.

In December 2018, the Company amended the loan facility which eliminated the future tranches, and as a result, the contingent warrants were cancelled.

In May 2019, the Company issued warrants for 152,555 shares of common stock with an exercise price of $0.001 per share expiring in 5 years, and warrants for 150,976 shares of Series 5 redeemable convertible preferred stock with an exercise price of $0.001 per share expiring in 5 years, in conjunction with the Series 5 redeemable convertible preferred stock financing. The fair value of issued preferred warrants of $30,060 was determined using the following assumptions at the issuance date: redeemable convertible preferred stock fair value of $0.20, volatility of 71.5%, risk-free rate of 2.34%, expected term of 4.75 years and dividend rate of 0%. The common stock warrants with the fair value of $1,404 were recorded to additional paid-in capital in equity and issued redeemable convertible preferred stock warrants with the fair value of $30,060 were recorded as warrant liability. In August 2019, the second tranche of Series 5 redeemable convertible financing included issuance of warrants for 848,622 shares of Series 5 redeemable convertible preferred stock with an exercise price of $0.001 per share expiring in 5 years. The fair value of $0.3 million was determined using the following assumptions at the issuance date: redeemable convertible preferred stock fair value of $0.31, volatility of 66.3%, risk-free rate of 1.4%, expected term of 4.75 years and dividend rate of 0%. The issued redeemable convertible preferred stock warrants with the fair value of $0.3 million were recorded as a liability.

Upon conversion of all prior preferred stock into common stock, all warrants that were exercisable into shares of prior preferred stock, with the exception of the 1,819,078 warrants issued to a lender in December 2017 (the “prior preferred stock warrants”) were modified to become warrants exercisable into common shares. At the time of modification, the fair value of the prior preferred stock warrants was nil. Following the modification, the prior preferred stock warrants became common warrants and are no longer subject to remeasurement at fair value.

The warrants for 1,819,078 shares of Series 4 preferred stock issued to a lender in December 2017 were modified to become warrants exercisable for 3,076,323 shares of New Series B-1 redeemable convertible preferred stock at the exercise price of $0.2247 per share.

The following table summarizes the Company’s outstanding common and redeemable convertible preferred stock warrants as of December 31, 2020:

Original Issuance Date	Number of Warrant Shares	Exercise Price per Share	Expiration Date	Exercisable For	Fair Value Recorded Against	December 31, 2020 Fair Value
						(in thousands)
October 2012	259,236	$2.0831	October 2022	Common Stock	Common	$—
October 2014	467,052	$0.0267	October 2021	Common Stock	Common	—
February 2016	187,338	$0.0267	February 2023	Common Stock	Common	—
May 2016	194,490	$1.1500	May 2026	Common Stock	Common	—
December 2017	3,076,323	$0.2247	December 2027	New Series B-1	Debt	211
May 2019	15,941	$0.0010	May 2026	Common Stock	Common	—
May 2019	16,108	$0.0010	May 2026	Common Stock	Common	—
August 2019	828,705	$0.0010	August 2026	Common Stock	Common	—

						$211

The following table summarizes the Company’s outstanding common and redeemable convertible preferred stock warrants as of December 31, 2019:

Original Issuance Date	Number of Warrant Shares	Exercise Price per Share	Expiration Date	Exercisable For	Fair Value Recorded Against	December 31, 2019 Fair Value
						(in thousands)
December 2010	88,916	$2.0831	December 2020	Series 2	Debt	$—
December 2011	66,686	$2.0831	December 2020	Series 2	Debt	—
August 2012	46,024	$2.0831	December 2020	Series 2	Debt	—
October 2012	259,236	$2.0831	October 2022	Series 2	Debt	—
October 2014	467,052	$0.0267	October 2021	Series 2	Preferred	47
February 2016	187,338	$0.0267	February 2023	Series 2	Preferred	19
May 2016	194,490	$1.1500	May 2026	Series 2	Debt	2
December 2017	1,819,078	$0.3800	December 2027	Series 5	Debt	293
May 2019	15,941	$0.0010	May 2026	Series 5	Preferred	5
May 2019	16,108	$0.0010	May 2026	Common Stock	Common	—
August 2019	828,705	$0.0010	August 2026	Series 5	Preferred	254

						$620

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors. The Company’s reserved shares of common stock for future issuance related to potential conversion of the preferred stock, warrants exercises and exercises of stock options as of December 31, 2020 and 2019, were as follows:

December 31, 2020
New Series A redeemable convertible preferred stock	111,556,618
New Series A-1 redeemable convertible preferred stock	114,541,708
New Series B redeemable convertible preferred stock	252,791,726
New Series B-1 redeemable convertible preferred stock	231,419,667
New Series B-1 redeemable convertible preferred stock warrants	3,076,323
Common stock warrants	1,968,870
Options to purchase common stock	2,265,562
Shares available for option grant	151,406,808

Total	869,027,282

December 31, 2019
Series 1 redeemable convertible preferred stock	4,856,947
Series 2 redeemable convertible preferred stock	30,342,358
Series 3 redeemable convertible preferred stock	32,935,711
Series 4 redeemable convertible preferred stock	115,511,699
Series 5 redeemable convertible preferred stock	69,276,193
Series 2 redeemable convertible preferred stock warrants	1,309,742
Series 5 redeemable convertible preferred stock warrants	2,663,724
Common stock warrants	16,108
Options to purchase common stock	2,813,019
Shares available for option grant	43,044,656

Total	302,770,157

NOTE 8. STOCK OPTION PLAN

In July 2013, the Company amended and restated its stock option plan. Under the terms of the plan, options may be granted at an exercise price not less than fair market value for incentive stock options or 100% of fair market value for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and non-statutory stock options may not be less than 100% of fair market value, as determined by the board of directors. An option shall vest and become exercisable in the manner and subject to such conditions provided by the board of directors and set forth in the award agreement. The terms of options granted under the plan may not exceed 10 years.

The following table summarizes the activity under the stock option plan for the years ended December 31, 2020 and 2019:

		Options Outstanding
Stock Option Activity	Shares Available for Grant	Number of Options	Weighted -Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Weighted- Average Aggregate Intrinsic Value
				(in years)
Balances at January 1, 2019	42,789,048	3,068,627	$1.09	3.62	$0.00
Options canceled	255,608	(255,608)	1.43

Balances at December 31, 2019	43,044,656	2,813,019	$1.06	2.89	$0.00
Additional shares authorized	107,830,531
Options granted	(14,062)	14,062	0.01
Options exercised	—	(15,836)	0.14
Options canceled and forfeited	545,683	(545,683)	1.03

Balances at December 31, 2020	151,406,808	2,265,562	$1.07	1.80	$0.00

Vested and exercisable at December 31, 2020		2,265,562	$1.07	1.80	$0.00

The Company accounts for forfeitures as they occur. The aggregate intrinsic value is calculated as the difference between the options exercise price and the estimated fair value of the underlying common stock at December 31, 2020 and 2019. Since the estimated fair value of the common stock was lower than the option exercise price as of December 31, 2020 and 2019, the aggregate intrinsic value was $0.00. The Company granted 14,062 options during 2020.

Stock-based compensation expense for stock awards under the stock option plan recognized during the years ended December 31, 2020 and 2019, was immaterial in each period. As of December 31, 2020 and 2019, total unrecognized compensation costs related to stock awards under the stock option plan was immaterial in each period. These costs are expected to be recognized over a weighted average period of less than one year. The fair value of shares vested as of December 31, 2020 and 2019 were immaterial in each period. As of December 31, 2020 and 2019, there was no stock-based compensation related to options granted to non-employees.

The assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the year ended December 31, 2020 was as follows:

Year Ended December 31,
2020
Expected volatility	66.7%
Expected dividend yield	0%
Expected term (in years)	0.25
Risk-free interest rate	0.10%

Expected volatility — As the Company’s common stock is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.

Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

Expected dividend yield — The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term — The expected term represents the period these stock awards are expected to remain outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior.

NOTE 9. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Because the Company reported a net loss for 2020 and 2019, the number of shares used to calculate diluted net loss per common share is the same as the number of shares used to calculate basic net loss per common share for those periods presented because the potentially dilutive shares would have been antidilutive if included in the calculation.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Numerator:
Net loss attributable to common stockholders	$(32,571)	$(33,161)

Denominator:
Weighted-average shares outstanding	115,555,954	1,503,782

Net loss per share attributable to common stockholders, basic and diluted	$(0.28)	$(22.05)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Redeemable convertible preferred stock	710,309,719	252,922,908
Redeemable convertible preferred stock warrants	3,076,323	3,973,466
Common stock warrants	1,968,870	16,108
Options to purchase common stock	2,265,562	2,813,019

Total	717,620,474	259,725,501

NOTE 10. INCOME TAXES

During the years ended December 31, 2020 and 2019 the Company did not incur tax expenses as the Company operated with taxable losses within the United States.

Significant components of the Company’s net deferred tax assets (liabilities) as of December 31, 2020 and 2019 were as follows (in thousands):

	December 31, 2020	December 31, 2019
Deferred tax assets
Net operating loss carryforwards	$49,084	$44,747
Research and development credits	5,895	7,453
Capitalized start-up costs	19,067	15,648
Accruals and reserves	1,161	1,413
Stock-based compensation	185	198

Gross deferred tax assets	75,392	69,459
Valuation allowance	(75,246)	(69,294)

Total deferred tax assets	146	165

Deferred tax liabilities
Property and equipment, net	(146)	(165)

Total deferred tax liabilities	(146)	(165)

Net deferred tax assets (liabilities)	$—	$—

The reconciliation of federal statutory income tax rate to the effective income tax rate on income from continuing operations is as follows (in thousands):

	Year Ended December 31,
	2020	2019
Tax provision (benefit) at U.S. federal statutory rate	$(6,840)	$(6,850)
State income taxes, net of federal benefit	(669)	(2,510)
Stock-based compensation	—	(50)
Change in fair value of derivatives	(1,511)	73
Amortization of debt discount	947	201
Federal deferred tax true up	1,268	(150)
Research and development credits	(234)	(477)
Other	295	127
Valuation Allowance	6,744	9,636

Total provision for (benefit from) income taxes	$—	$—

As of December 31, 2020, the Company had net operating loss carryforwards of approximately $180.1 million and $162.8 million available to reduce future taxable income, if any, for both federal and other states income tax purposes, respectively. The federal net operating loss carryforwards begin expiring in 2022 and the state net operating loss carryforwards begin expiring in 2028. Federal net operating losses that were generated in tax years 2018 or after have an indefinite carryforward period. The amount of federal net operating loss that does not expire is $59.0 million.

As of December 31, 2020, the Company had credit carryforwards of approximately $5.0 million and $5.1 million available to reduce future taxable income, if any, for both federal and California state income tax purposes, respectively. The federal research and development credit carryforwards begin expiring in 2023 and California credits carryforward indefinitely.

Management believes that, based on a number of factors, which include the Company’s historical operating performance and accumulated deficit, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded against the Company’s deferred tax assets.

Utilization of the net operating loss carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss and tax credits before utilization. The Company has not completed its Section 382 study as of December 31, 2020.

No liability related to uncertain tax positions is recorded in the financial statements. As of December 31, 2020 and 2019, the Company had unrecognized tax benefit of $3.5 million and $2.8 million, respectively. There were no unrecognized tax benefits as of December 31, 2020 and 2019 that would affect the effective tax rate.

The Company accrues for interest and penalties as part of income tax expenses. As of December 31, 2020 and 2019, the Company has no accrued interest and penalties.

Uncertain Tax Positions

A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the periods ended December 31, 2020 and 2019 is as follows (in thousands):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Unrecognized benefit — beginning of period	$2,775	$2,457
Gross increases — prior period tax positions	587	12
Gross increases — current period tax positions	187	306

Unrecognized benefit — end of period	$3,549	$2,775

The Company does not expect there is any significant increase or decrease to the unrecognized tax benefits in the next twelve months. The Company’s tax years 2002- 2020 will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss and tax credits.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 4, 2021, the date on which these financial statements were issued, and determined that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to financial statements.

On February 26, 2021, the Company entered into the eighth amendment to the 2017 Loan Facility to extend the end of the interest-only period from March 1, 2021 to May 1, 2021. On April 27, 2021, the Company entered into the ninth amendment to the 2017 Loan Facility to extend the interest-only payment period from May 1, 2021 to coincide with the loan maturity date of June 1, 2021.

On April 1, 2021, the Company entered into a distribution service agreement with a major pharmaceutical wholesale distribution company. The agreement is effective for a period of two years and will automatically renew thereafter, unless otherwise cancelled. The Company shall pay distribution fees on monthly gross purchases at invoice cost.

On May 4, 2021, the Company amended its Certificate of Incorporation to increase the aggregate number of shares the Company is authorized to issue to 2,235,078,583 consisting of 1,300,000,000 shares of common stock and 935,078,583 preferred stock in the following amounts:

Shares Authorized
New Series A	111,556,618
New Series A-1	114,541,708
New Series B	252,791,726
New Series B-1	289,274,585
New Series C	112,533,204
New Series C-1	54,380,742

Total redeemable convertible preferred stock	935,078,583

On May 14, 2021, the Company issued 14,043 shares of New Series C redeemable preferred stock and 21,496,661 shares of New Series C-1 redeemable preferred stock at $0.2696 per share for total gross cash proceeds of $5.8 million.

On May 24, 2021, the Company entered into a credit agreement (the “2021 Credit Agreement”) to refinance its existing 2017 Loan Facility. The 2021 Credit Agreement provides for borrowings of up to $50.0 million in three tranches: $30.0 million available immediately, and two $10.0 million tranches available upon achieving certain revenue milestones. The loan is interest-only through May 31, 2025 and is repayable in four quarterly installments commencing on June 30, 2025. Unless an event of default is continuing, the loans bear interest as follows: interest accrues at a rate equal to the sum of the 11% per annum plus 3-month LIBOR for the applicable period. Following the interest-only period, at the Company’s option, a portion of the interest equal to the sum of 7% plus 3-month LIBOR may be paid in cash, with the remaining interest accrued on the loans for such period being added to the outstanding principal amount of the loans on the applicable interest payment date. Final payment of the remaining principal at the termination of the loan is due on March 31, 2026 (or earlier, as set forth in the 2021 Credit Agreement). The borrowings were collateralized by substantially all of the assets of the Company.

In connection with this 2021 Credit Agreement, the Company issued warrants to purchase common stock of (a) the Company in an event of an IPO, or (b) Special Purpose Acquisition Company (“SPAC”), in an event of a SPAC transaction. The warrants were issued with a coverage amount of $3.0 million for the Term A tranche, and are issuable with a coverage amount of $1.0 million each for the Term B and Term C tranches when drawn. The number of shares to be issued under the warrants is calculated by dividing the coverage amount by 80% of the public offering price in an IPO and 80% of the lowest stock price offered to other investors in a SPAC transaction. In the event a next round of equity financing takes place prior to the IPO, the warrants are convertible into either preferred stock issued in such next financing round with a 20% discount. In connection with the 2021 Credit Agreement, the Company issued the lenders convertible notes in an aggregate principal amount of $7.5 million. These convertible notes bear interest of 8% per annum, payable quarterly, and are convertible at a 20% discount upon the occurrence of an IPO or a SPAC transaction.

INTUITY MEDICAL, INC.

CONDENSED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$43,168	$43,314
Inventories	6,867	4,756
Prepaid expenses and other current assets	1,683	2,137

Total current assets	51,718	50,207
Property and equipment, net	33,718	30,529
Restricted cash	1,429	1,429
Other assets	1,534	—

Total assets	$88,399	$82,165

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable (including payables to related parties of $388 and nil as of June 30, 2021 and December 31, 2020, respectively)	$4,554	$2,331
Accrued expenses and other current liabilities (including $44 and nil owed to related parties as of June 30, 2021 and December 31, 2020, respectively)	4,942	5,351
Notes payable, current	313	12,344
Derivative liabilities, current	—	1,968

Total current liabilities	9,809	21,994
Notes payable, net of current portion	33,290	1,965
Derivative liabilities, net of current portion	3,719	2,496
Redeemable convertible preferred stock warrant liability	3,125	211
Other noncurrent liabilities	728	126

Total liabilities	50,671	26,792
Commitments and contingencies (Note 6)
Redeemable convertible preferred stock: $0.001 par value — 935,078,583 and 935,078,584 shares authorized at June 30, 2021 and December 31, 2020, respectively, 731,820,423 and 710,309,719 shares issued and outstanding at June 30, 2021 and December 31, 2020, (Cumulative liquidation preference $358,661 and $341,275 at June 30, 2021 and December 31, 2020, respectively)	87,020	75,645
Stockholders’ equity:
Common stock: $0.001 par value — 1,300,000,000 shares authorized at June 30, 2021 and December 31, 2020, respectively, 172,464,420 and 172,462,713 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	172	172
Additional paid-in capital	234,535	232,065
Accumulated deficit	(283,999)	(252,509)

Total stockholders’ deficit	(49,292)	(20,272)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$88,399	$82,165

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

INTUITY MEDICAL, INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

(unaudited)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Revenue	$43	$7
Cost of revenue	4,409	2,971

Gross loss	(4,366)	(2,964)

Operating expenses:
Research and development	10,282	8,463
Sales and marketing (including related party expenses of $0.5 million and nil in the six months ended June 30, 2021 and 2020, respectively)	7,000	2,930
General and administrative	3,043	1,815

Total operating expenses	20,325	13,208

Loss from operations	(24,691)	(16,172)
Interest income	8	3
Interest expense	(856)	(3,567)
Change in fair value of derivatives	(5,635)	3,920
Loss on extinguishment of notes payable	(121)	—
Other income (expense), net	(195)	(11)

Total other expense, net	(6,799)	345

Net loss and comprehensive loss	$(31,490)	$(15,827)

Net loss per share, basic and diluted	$(0.18)	$(0.33)

Weighted-average common shares outstanding, basic and diluted	172,463,955	47,698,885

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

INTUITY MEDICAL, INC.

CONDENSED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	710,309,719	$75,645	172,462,713	$172	$232,065	$(252,509)	$(20,272)
Issuance of New Series C and New Series C-1 redeemable convertible preferred stock for cash at $0.2696 per share, net of issuance costs of $35 and in exchange of partial exercise of the preferred stock tranche option of $5,611	21,510,704	11,375	—	—	—	—	—
Capital contribution related to the partial expiration of New Series C and New Series C-1 redeemable convertible preferred stock tranche option	—	—	—	—	2,470	—	2,470
Exercise of stock options	—	—	1,707	—	—	—	—
Net loss	—	—	—	—	—	(31,490)	(31,490)

Balance at June 30, 2021	731,820,423	$87,020	172,464,420	$172	$234,535	$(283,999)	$(49,292)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	252,922,908	$131,111	3,937,705	$4	$80,778	$(219,938)	$(139,156)
Conversion of Series 1, Series 2, Series 3, Series 4 and Series 5 redeemable convertible preferred stock into common stock	(252,922,908)	(131,111)	252,922,908	253	130,858	—	131,111
Issuance of New Series A and New Series A-1 redeemable convertible preferred stock in exchange for common stock, net of issuance costs of $273	141,607,890	374	(63,291,127)	(63)	(80)	—	(143)
Net loss	—	—	—	—	—	(15,827)	(15,827)

Balance at June 30, 2020	141,607,890	$374	193,569,486	$194	$211,556	$(235,765)	$(24,015)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

INTUITY MEDICAL, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands, except share and per share amounts)

(unaudited)

	June 30, 2021	June 30, 2020
Cash flows from (used in) operating activities
Net loss	$(31,490)	$(15,827)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization expense	1,180	1,072
Loss on extinguishment of notes payable	121	—
Change in fair value of notes payable derivative liability	(987)	(3,300)
Change in fair value of warrant liability	509	(620)
Change in fair value of preferred stock tranche liability	6,113	—
Non-cash interest expense	436	3,410
Changes in operating assets and liabilities
Prepaid expenses and other current assets	310	39
Inventory	(2,111)	(1,439)
Other assets	(1,142)	(18)
Accounts payable	1,888	1,423
Accrued expenses and other current liabilities	899	277
Other noncurrent liabilities	602	(14)

Net cash used in operating activities	(23,672)	(14,997)

Cash flows from (used in) investing activities
Purchase of property and equipment	(5,084)	(1,245)
Interest paid on construction-in-progress	(258)	(414)

Net cash used in investing activities	(5,342)	(1,659)

Cash flows from (used in) financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	5,764	—
Cash paid for issuance costs in connection with the exchange of common stock to New Series A/A-1 preferred stock	—	(273)
Payments of deferred offering costs	(392)	—
Proceeds from notes payable and convertible notes	35,900	23,413
Repayments of notes payable	(12,548)	(2,970)

Net cash provided by financing activities	28,724	20,170

Net change in cash, cash equivalents and restricted cash	(290)	3,514
Cash, cash equivalents and restricted cash, at the beginning of the period	45,557	4,807

Cash, cash equivalents and restricted cash, at the end of the period	$45,267	$8,321

Reconciliation of cash, cash equivalents and restricted cash to balance sheets
Cash and cash equivalents	$43,168	$7,483
Restricted cash (including restricted cash amounts of $670 and $670 at June 30, 2021 and 2020, respectively, included in prepaid expenses and other current assets)	2,099	838

Cash, cash equivalents and restricted cash in balance sheets	$45,267	$8,321

Non-cash investing activities
Unpaid property and equipment purchases included in liabilities	$350	$3,498

Non-cash financing activities
Exchange of preferred stock.	$—	$131,111
Settlement of derivative liabilities (pull-up options) upon issuance of Series A and Series A-1 redeemable convertible preferred stock	—	505
Fair value of notes payable derivative liability at issuance	2,210	3,967
Fair value of preferred stock warrant liability at issuance	2,405	—
Exercise of preferred stock tranche option upon issuance of redeemable convertible preferred stock.	5,611	—
Expiration of preferred stock tranche option	2,470	—
Unpaid deferred offering costs	561	—

Supplemental disclosure
Cash payment for interest	$1,988	$604

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

INTUITY MEDICAL, INC.

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Intuity Medical, Inc. (the “Company”) was incorporated in the state of Delaware on April 24, 2002, under the name of Rosedale Medical, Inc. The Company amended its certificate of incorporation to change its name to Intuity Medical, Inc. in June 2017. Intuity Medical, Inc. is focused on the research, development and commercialization of products that will enhance blood glucose monitoring for patients with diabetes.

The Company received U.S. Food and Drug Administration (FDA) approval for its first product, POGO Automatic® Blood Glucose Monitoring System (“POGO”), in April 2016. The Company is focusing its operations on developing scalable manufacturing processes, improving manufacturing cost and commercially launching its product.

Significant Risks and Uncertainties

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred net losses and negative cash flows from operations since its inception. During the six months ended June 30, 2021, the Company incurred net losses of $31.5 million and as of June 30, 2021 had an accumulated deficit of $284.0 million. The Company has notes payable and interest coming due of $0.3 million within twelve months of the balance sheet date.

Additional funds may be necessary to maintain current operations and will be required for successful product commercialization efforts. The Company has been able to finance its operations primarily with the proceeds from the issuance of redeemable convertible preferred stock and debt financing, and to a lesser extent, revenues from product sales. The Company’s management plans to monitor expenses and obtain additional funds through the refinancing of current debt and issuance of additional equity, which is intended to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are available to be issued. As the ability to refinance its current debt or raise additional equity financing is outside of management’s control, the Company cannot conclude that management’s plans will be effectively implemented within one year from the date the financial statements are available to be issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

On March 11, 2020, the World Health Organization declared the coronavirus disease (“COVID-19”) outbreak a global pandemic recommending containment measures worldwide. To comply with the recommended containment measures, the Company implemented alternative work arrangements for its employees and limited its employees’ travel activities to protect its employees and to comply with the provisions described within local shelter in place orders. Although some of the governmental restrictions have since been lifted or scaled back, recent and future surges of COVID-19 may result in restrictions being re-implemented in response to efforts to reduce the spread of COVID-19.

As of the date of issuance, management is not aware of any specific event or circumstances that would require an update to its estimates or a revision of the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained. The Company is continuing to closely monitor the impact of the COVID-19 pandemic on its business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Unaudited Interim Condensed Financial Information

The accompanying condensed balance sheet as of June 30, 2021, the condensed statements of operations and comprehensive loss, the condensed statements of redeemable convertible preferred stock and stockholders’ deficit and condensed statements of cash flows for the six months ended June 30, 2021 and 2020 are unaudited. The unaudited interim condensed financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2021 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2021 and 2020 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period. The condensed balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date. Certain disclosures have been condensed or omitted from the interim condensed financial statements. These unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Use of Estimates

The preparation of unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the unaudited interim condensed financial statements and the reported amounts of income and expenses during the reporting periods. The Company’s management regularly assesses these estimates and assumptions, including those related to accrued liabilities, valuation of common and redeemable convertible preferred stock, fair value of redeemable convertible preferred stock warrant liability, fair value of derivative liabilities and valuation allowance for deferred tax assets.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The carrying amounts of certain of the Company’s financial instruments, including cash, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities, approximate fair value due to their short-term maturities. The fair value of the Company’s borrowings are estimated using the net present value of the payments, discounted at an interest rate that is consistent with a market interest rate, which is a Level 2 input. The fair value of the borrowings approximates the carrying amount as the notes bear rates that approximate the market interest rate. Refer to Note 3 for discussion of certain other financial instruments.

Concentrations of Credit Risk and Other Risks and Uncertainties

The Company’s cash and cash equivalents are maintained with two financial institutions in the United States of America. Deposits in these institutions may, at times, exceed the amount of insurance provided on such deposits. Management believes that these financial institutions are financially sound. The Company has not experienced any losses on its cash and cash equivalents.

The Company is subject to risks common to companies in the development stage, including, but not limited to, development of new products, development of markets and distribution channels, dependence on key personnel, and the ability to obtain additional capital as needed to fund its product plans. To achieve profitable operations, the Company must successfully develop, manufacture and market its products.

Derivative Liabilities

The Company has determined that its obligation to pay a success fee to a former lender upon a successful liquidation event represents a freestanding financial instrument (the “Notes payable derivative” or “Notes payable success fee derivative”). The instrument is classified as a liability in the balance sheets and is subject to remeasurement to fair value at each balance sheet date, with any change in fair value recognized in other expense, net in the statements of operations and comprehensive loss.

The Company determined that convertible notes issued to the Company’s certain shareholders in August 2019, November 2019, December 2019, February 2020, April 2020 and September 2020 (the “August 2019 convertible notes,” “November 2019 convertible notes,” “December 2019 convertible notes,” “February 2020 convertible notes,” “April 2020 convertible notes” and “September 2020 convertible notes,” respectively) contained embedded features that provided lenders with multiple settlement alternatives. Certain settlement features provided the lenders the right or obligation to receive cash or a variable number of shares upon the completion of a capital raising transaction, an initial public offering (“IPO”), change of control, the closing of the sale or other disposition of all or substantially all of the Company’s assets or default of the Company (the “Redemption Features”).

Certain Redemption Features embedded in the convertible notes met the requirements for separate accounting and were accounted for as a single compound derivative instrument for each round of the convertible notes (the “August 2019 derivative,” “November 2019 derivative,” “December 2019 derivative,” “February 2020 derivative,” “April 2020 derivative” and “September 2020 derivative,” together “convertible note derivatives”). These compound derivative instruments were recorded at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in other expense, net in the statements of operations and comprehensive loss. On October 15, 2020, all then outstanding convertible notes were converted into New Series B redeemable convertible preferred stock and the respective derivative instruments were simultaneously extinguished.

In May 2021, the Company entered into a borrowing facility with a lender (the “2021 Debt Facility”), which consisted of a term loan (the “2021 Credit Agreement”) and convertible notes (the “2021 Convertible Notes”). Further, in connection with the 2021 Debt Facility, the Company also issued warrants to purchase shares of the Company’s capital stock to the lender (the “May 2021 warrants”).

The 2021 Credit Agreement contains an embedded features that allow the lender to demand full or partial prepayment of the 2021 Credit Agreement in the event the Company defaults on its obligations under the 2021 Credit Agreement, undergoes certain voluntary or involuntary dispositions of assets, or in the event of change of control (the “Prepayment Features”). The 2021 Convertible Notes contain embedded features that provide the lender with multiple settlement alternatives. Certain features provide that the lender may receive cash or a variable number of shares upon the completion of a capital raising transaction, a merger with a special purpose acquisition company (“SPAC”), an IPO, the closing of the sale or other disposition of all or substantially all of the Company’s assets or default of the Company (the “2021 Redemption Features”), and to receive a fixed number of shares upon maturity (the “conversion feature”).

Certain Prepayment Features and 2021 Redemption Features embedded in the 2021 Debt Facility met the requirements for separate accounting and were accounted for as a single compound derivative instrument (the “May 2021 derivative”). This compound derivative instrument was recorded at fair value at inception and is subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in other expense, net in the statements of operations and comprehensive loss.

Preferred Stock Tranche Option

The New Series B and New Series B-1 redeemable convertible preferred stock contained tranche options that allowed the investors to participate in future rounds of redeemable convertible preferred stock issuance (the “preferred stock tranche option”). The Company determined that the preferred stock tranche option represented a freestanding financial instrument, initially and subsequently measured at fair value, with any changes in fair value recognized in other expense, net in the statement of operations and comprehensive loss. In May 2021, the Company issued shares of New Series C and New Series C-1 redeemable convertible preferred stock in connection with the partial exercise of the preferred stock tranche option by the holders, while the unexercised portion of the preferred stock tranche option expired.

Deferred Offering Costs

The Company capitalizes, within other assets, certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings, including its planned initial public offering, until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds received as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. There were $1.0 million deferred offering costs capitalized as of June 30, 2021. As of December 31, 2020, the Company did not incur any deferred offering costs.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, redeemable convertible preferred stock warrants, common stock warrants, common stock subject to repurchase and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for the reporting periods presented, the diluted net loss per common share is the same as basic net loss per common share for those periods.

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform, establishing ASC Topic 848, and amended the standard thereafter (“ASC 848”). ASC 848 provides optional practical expedients and exceptions related to the impacts of reference rate reform that affect certain debt, leases, derivatives and other contracts if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. Reference rate reform has not had a material impact on any of the Company’s existing contracts. Therefore, the Company has not elected to apply any of the optional practical expedients and exceptions under ASC 848 as of the current date. The Company will assess future changes in its contracts and the impact of electing to apply the optional practical expedients and exceptions provided by ASC 848 as they occur, but does not expect their application will have a material effect on its financial position or results of operations.

In August 2020, the FASB issued ASU No. 2020-06, Debt (Subtopic 470-20 and 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The Company has early adopted ASU No. 2020-06 as of January 1, 2021 using the modified retrospective method. The adoption of this ASU did not have an impact on the Company’s financial statements and related disclosures upon adoption.

New Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right of use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. In 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842)

Codification Improvements. This guidance is effective for the Company on January 1, 2022. The Company is currently evaluating the potential impact of this update on its financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Loss (Topic 326): Measurement of Credit Losses on Financial Instruments, which significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are in the scope of the update. The ASU also makes targeted amendments to the current impairment model for available-for-sale debt securities. In 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326; ASU No. 2019-05, Financial Instruments-Credit Loss (Topic 326); Targeted Transition Relief. The new update is effective for the Company on January 1, 2023 with early adoption permitted and must be adopted using a modified retrospective approach. The Company is currently evaluating the potential impact of this update on its financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This new guidance simplifies the accounting for income taxes by removing certain exceptions to general principles, clarifying requirements and including amendments to improve consistent application of the guidance. The guidance specifically removes the exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items, such as discontinued operations or other comprehensive income. The guidance also requires an entity to recognize a franchise tax that is partially based on income as an income-based tax and to account for any other amounts incurred as a non-income based tax. The guidance is effective for the Company beginning January 1, 2022 using a prospective approach, with early adoption permitted. The Company has not yet determined the method of adoption and the potential effect the new update will have on its financial statements and related disclosures.

NOTE 3. FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

•

Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

•	Level 3 – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The fair value of Level 1 securities is determined using quoted prices in active markets for identical assets. Level 1 securities consist of highly liquid money market funds. In addition, restricted cash collateralized by money market funds is a financial asset measured at fair value and is a Level 1 financial instrument under the fair value hierarchy.

Financial assets and liabilities are considered Level 2 when their fair values are determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data, such as pricing for similar securities, recently executed transactions, cash flow models with yield curves, and benchmark securities. In addition, Level 2 financial instruments are valued using comparisons to like-kind financial instruments and models that use readily observable market data as their basis.

Financial assets and liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques and at least one significant model assumption or input is unobservable. Level 3 liabilities that are measured at fair value on a recurring basis include the notes payable derivative liability and the redeemable convertible preferred stock warrant liability.

During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at estimated fair value using Level 3 inputs. There were no transfers within the hierarchy during the six months ended June 30, 2021 and 2020.

The following table sets forth the fair value of the Company’s financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy (in thousands):

	June 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$2	$—	$—	$2

Total fair value of assets	$2	$—	$—	$2

Financial liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$3,125	$3,125
Notes payable derivative	—	—	2,500	2,500
May 2021 derivatives	—	—	1,219	1,219

Total fair value of liabilities	$—	$—	$6,844	$6,844

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$2	$—	$—	$2

Total fair value of assets	$2	$—	$—	$2

Financial liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$211	$211
Notes payable derivative	—	—	2,496	2,496
Preferred stock tranche option	—	—	1,968	1,968

Total fair value of liabilities	$—	$—	$4,675	$4,675

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

	Level 3 Financial Liabilities
	Redeemable convertible preferred stock warrant liability	Notes payable derivative	Preferred stock tranche option	May 2021 derivatives	Total
Fair value as of January 1, 2021	$211	$2,496	$1,968	$—	$4,675
Fair value of instruments issued	2,405	—	—	2,210	4,615
Change in fair value	509	4	6,113	(991)	5,635
Exercise of preferred stock tranche option	—	—	(5,611)	—	(5,611)
Expiration of unexercised preferred stock tranche option	—	—	(2,470)	—	(2,470)

Fair value as of June 30, 2021	$3,125	$2,500	$—	$1,219	$6,844

	Level 3 Financial Liabilities
	Redeemable convertible preferred stock warrant liability	Notes payable derivative	Convertible note derivatives	Total
Fair value as of January 1, 2020	$620	$2,358	$2,887	$5,865
Fair value of instruments issued	—	—	4,472	4,472
Change in fair value	(620)	(1,820)	(1,480)	(3,920)
Fair value of instruments exercised	—	—	(505)	(505)

Fair value as of June 30, 2020	$—	$538	$5,374	$5,912

Valuation of Redeemable Convertible Preferred Stock Warrant Liability

The fair values of the outstanding and contingent redeemable convertible preferred stock warrant liability are measured using the Black-Scholes valuation model. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rate, expected dividends and the expected volatility of the underlying stock. Generally, increases (decreases) in the fair value of the underlying stock, volatility and estimated term would result in a directionally similar impact on the fair value measurement of the liability.

As of June 30, 2021, the Company used the Black-Scholes valuation model with the following assumptions to estimate fair value of outstanding New Series B-1 redeemable convertible preferred stock warrants: preferred stock fair value $0.464, volatility of 53.0%, risk-free rate of 0.07%, probability weighted average expected term, and dividend rate of 0%.

The fair value of the May 2021 warrants of $2.3 million and contingent warrants of $0.1 million was determined using the following assumptions at the issuance date: total warrant coverage of $5.0 million, volatility of 54.5%, risk- free rate of 1.28%, expected term of 7.00 years and dividend rate of 0%.

The fair value of the notes payable success fee derivative is estimated using probability-weighted option-pricing model. The fair values of the notes payable success fee derivative have been estimated at the date of inception and at the subsequent balance sheet date using a two-step approach to valuation, employing a probability-weighted scenario valuation method and then comparing the instrument’s value with-and-without the derivative features in order to estimate their combined fair value, using unobservable inputs, which are classified as Level 3 within the fair value hierarchy.

The Company used the following assumptions to estimate fair value of the notes payable success fee derivative as of June 30, 2021: expected time to exit 0.1 to 1.6 years, amount payable then $2.5 million, volatility of 49.2% to 63.0%, risk free rate in a range of 0.05%–0.17%, and probability of payment 100%. The Company used the following assumptions to estimate fair value of the notes payable success fee derivative as of June 30, 2020: expected time to exit 2.5 years, amount payable then $2.5 million, volatility of 74.2%, risk-free rate of 0.17%, and probability of payment 100%.

Valuation of Convertible Notes Derivatives

The fair value of the convertible note derivatives is estimated using a two-step approach to valuation, employing a probability-weighted scenario valuation method and then comparing the instrument’s value with-and-without the derivative features in order to estimate their combined fair value. The weighted probabilities are based upon management’s best estimate of the likelihood of each event occurring.

The Company used the following assumptions to estimate fair value of the convertible note derivative instruments as of June 30, 2020: implied yield of 75.0% was applied, and expected time to occurrence of the respective scenarios equal to 0.41 to 0.82 years. As of June 30, 2020, the fair value of the embedded derivatives was $5.4 million. The notes converted to New Series B redeemable convertible preferred stock in October 2020.

Valuation of Preferred Stock Tranche Option

The fair value of the preferred stock tranche option is estimated using probability-weighted option-pricing model. The fair values of the preferred stock tranche option have been estimated at the date of inception and at the subsequent balance sheet date using a two-step approach to valuation, employing a probability-weighted scenario valuation method and then comparing the instrument’s value with-and-without the derivative features in order to estimate their combined fair value, using unobservable inputs, which are classified as Level 3 within the fair value hierarchy.

Valuation of May 2021 Derivatives

The fair value of the derivatives related to the 2021 Convertible Notes is estimated based on present value of the weighted probability of the future payoff in various scenarios. The weighted probabilities are based upon management’s best estimate of the likelihood of each event occurring.

The primary inputs for this approach included the probability of achieving various settlement scenarios that provide the lenders the right or the obligation to receive cash or a variable number of shares upon the completion of a capital transaction. The probability assumptions related to estimating various settlement scenarios as of the inception date ranged between 0% and 87.5%, the discount rate of 30% was applied to estimated future cash flows, and the expected time to occurrence of the respective scenario ranged between 0.18 years and 2.85 years.

NOTE 4. BALANCE SHEETS COMPONENTS

Inventories

The following table summarizes the details of inventories as of the dates set forth below (in thousands):

	June 30, 2021	December 31, 2020
Raw materials	$5,678	$4,522
Finished goods	1,189	234

Total inventories	$6,867	$4,756

During the six months ended June 30, 2021 and 2020 the Company recorded an adjustment to inventory for lower of cost or market of $2.9 million and $2.1 million, respectively, which was included in cost of revenue in the statements of operations and comprehensive loss.

Property and Equipment, Net

The following table summarizes the details of property and equipment, net, as of the dates set forth below (in thousands):

	June 30, 2021	December 31, 2020
Laboratory, tooling and other equipment	$31,393	$8,283
Construction-in-progress	6,329	26,167
Computer equipment and software	842	805
Leasehold improvements	2,097	1,037
Capitalized software	1,624	1,624
Furniture and fixtures	24	24

Gross property and equipment	42,309	37,940
Accumulated depreciation and amortization	(8,591)	(7,411)

Property and equipment, net	$33,718	$30,529

For the six months ended June 30, 2021 and 2020, construction-in-progress included capitalized construction period interest of $0.3 million and $0.4 million, respectively.

Depreciation and amortization expense for the six months ended June 30, 2021 and 2020 was $1.2 million and $1.1 million, respectively.

NOTE 5. NOTES PAYABLE

2014 Loan Facility

In July 2014, the Company entered into a loan facility for up to $19.7 million, available in four draw periods. All of the outstanding balances were paid off as of December 2017. The 2014 loan facility has a success fee which is due upon the liquidity event that is the first to occur of the following:

a) a sale of or other disposition by Company of all or substantially all of its assets (other than in connection with a bankruptcy);

b) a merger or consolidation of Company into or with another person or entity, where the holders of Company’s outstanding voting equity securities as of immediately prior to such merger or consolidation hold less than a majority of the issued and outstanding voting equity securities of the successor or surviving person or entity as of immediately following the consummation of such merger or consolidation;

c) any sale, in a single transaction or series of related transactions, by the holders of Company’s outstanding voting equity securities, to one or more buyers, of such securities, where such holders do not, as of immediately following the consummation of such transaction, continue to hold at least a majority of Company’s issued and outstanding voting equity securities; or

d) Company’s IPO and sale of its common stock or other common voting equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company accounts for the success fee as a stand-alone notes payable derivative liability at fair value. Refer to Note 3 for the details of the valuation methodology.

2017 Loan Facility

In December 2017, the Company entered into a loan facility for up to $30.0 million, available in three draw periods. The Company drew down the first tranche of $17.5 million and issued warrants exercisable in 1,819,078 Series 4 preferred stock shares at $0.38 per share that expire in 10 years. The Company also valued 1,299,341 contingent warrant shares associated with the future tranches.

On December 27, 2018, the Company amended the agreement to extend the end of the interest-only period from December 31, 2018, to March 31, 2019 and amended the final additional interest payment from 4.95% to 5.95% of the amount borrowed. The Company did not qualify to draw down on the additional tranches, and the amendment eliminated the future tranches of $12.5 million and resulted in a cancellation of the contingent warrants.

On May 31, 2019, the Company entered into the second amendment to the 2017 Loan Facility to extend the end of the interest-only period from May 31, 2019 to September 1, 2019, include a further interest-only extension period if certain conditions are met, amend the final additional interest payment from 5.95% to 6.95%, incorporate a minimum cash covenant of $1.0 million and amend the warrant agreement whereas the warrants granted convert from Series 4 to Series 5 shares. On August 29, 2019, the Company met the conditions to further extend the interest-only period from September 1, 2019 to October 1, 2019. Amendments to the loan facility terms were accounted for as a modification.

On April 2, 2020, the Company entered into the third amendment to the 2017 Loan Facility to extend the interest-only period to October 1, 2020. On June 3, 2020, the Company entered into the fourth amendment to the 2017 Loan Facility to include certain forms of permitted indebtedness. On September 21, 2020, the Company entered into the fifth amendment to the 2017 Loan Facility to extend the interest-only period to November 1, 2020. On October 30, 2020, the Company entered into the sixth amendment to the 2017 Loan Facility to extend the interest-only period to February 1, 2021, with the option to further extend the interest only period to March 1, 2021 upon meeting certain conditions. On November 25, 2020, the Company met the conditions to further extend the interest-only period to March 1, 2021. On November 25, 2020, the Company entered into the seventh amendment to the 2017 Loan Facility to include certain forms of permitted indebtedness. On February 26, 2021, the Company entered into the eighth amendment to the 2017 Loan Facility to extend the end of the interest-only period from March 1, 2021 to May 1, 2021. On April 27, 2021, the Company entered into the ninth amendment to the 2017 Loan Facility to extend the interest-only payment period from May 1, 2021 to coincide with the loan maturity date of June 1, 2021. Amendments to the loan facility terms were accounted for as a modification.

On May 24, 2021, the Company fully paid all amounts due under the 2017 Loan Facility. The 2017 Loan Facility was extinguished and the Company recorded a loss of $0.1 million.

The amounts under this loan facility had a maturity date of 42 months from loan closing. The loan facility bore interest at the greater of 9.25% or 9.25% plus U.S. WSJ Prime minus 4.25%. The collateral for the loan facility included all of the Company’s current and future assets and fixtures, including intellectual property.

The Series 4 warrants issued and the Series 4 contingent warrants had a fair value of $0.3 million and $0.2 million, respectively, and legal fees of $0.2 million was accounted as debt issuances costs, which is amortized over the term of the notes using the effective interest rate method. On May 31, 2019, in conjunction with the second amendment, the Series 4 warrants converted to Series 5 warrants. The Series 5 warrants issued had a fair value of $0.3 million at December 31, 2019.

In conjunction with the issuance of New Series B-1 redeemable convertible preferred stock in 2020, the 1,819,078 warrants issued to the lender in December 2017 were modified to become 3,076,323 warrants exercisable into the Company’s New Series B-1 redeemable convertible preferred stock (see Note 7). The fair value of these warrants as of June 30, 2021 and December 31, 2020 was $0.7 million and $0.2 million, respectively. Unamortized debt issuance cost is immaterial as of June 30, 2021 and December 31, 2020, respectively.

For the six months ended June 30, 2021 and 2020, the Company recorded $0.5 million and

$0.9 million, respectively, of interest expense related to the 2017 Loan Facility. As part of interest expense, the Company accrued for the final payments using the effective interest rate method over the term of the notes and recorded $0.1 million and $0.2 million during the six months ended June 30, 2021 and 2020, respectively.

The Company’s weighted average borrowing rate was 9.25% and 9.34% for the six months ended June 30, 2021 and year ended December 31, 2020, respectively.

2019 Convertible Notes

In May 2019, the Company entered into the Series 5 Preferred Stock, Warrant and Convertible Note Purchase Agreement (the “Series 5 Agreement”). The Series 5 Agreement included the right to sell and issue up to a maximum of 69,121,241 shares of Series 5 preferred stock, 152,555 warrants to purchase the Company’s common stock, 150,976 warrants to purchase shares of Series 5 Preferred Stock and $10.0 million convertible promissory notes (see Note 7). In August 2019, the Company issued the August 2019 convertible notes to existing shareholders in exchange for cash proceeds of $9.5 million. The notes bore interest on the outstanding principal at the rate of 5% per annum and had a maturity date of August 29, 2020. The maturity date was later amended from August 29, 2020 to November 27, 2020.

In November and December 2019, the Company issued the November 2019 convertible notes and December 2019 convertible notes to existing shareholders in exchange for cash proceeds of $8.0 million and $0.4 million, respectively. The notes bore interest on the outstanding principal at the rate of 5% per annum and had a maturity date of November 27, 2020. All of the convertible notes entered into during 2019 (the “2019 convertible notes”) were subordinate to the Company’s 2017 Loan Facility.

The 2019 convertible notes were convertible into the number of shares of the same class and series of the next round of financing as issued to other investors by dividing the outstanding principal amount and all accrued but unpaid interest of the 2019 convertible notes by 80% of the price per share paid by the other investors in the next financing. The Company determined that this embedded feature is an early Redemption Feature that should be bifurcated and separately accounted for as a single derivative instrument initially and subsequently measured at fair value with the change in fair value recorded as change in fair value of derivatives in the statements of operations and comprehensive loss.

In connection with the sale and issuance of New Series B redeemable convertible preferred stock in October 2020, the 2019 convertible notes in an aggregate principal amount of $17.9 million and accrued unpaid interest of $0.9 million were converted into 104,509,638 shares of New Series B redeemable convertible preferred stock at 80% of the preferred stock issuance price of $0.2247 per share.

2020 Convertible Notes

The Company issued the convertible notes in February 2020, April 2020 and September 2020 to existing shareholders in exchange for cash proceeds of $8.4 million, $15.0 million and $5.0 million, respectively. These notes bore interest on the outstanding principal at the rate of 5% per annum. The February 2020 convertible notes had a maturity date of November 27, 2020, and the April 2020 convertible notes and September 2020 convertible notes had a maturity date of April 24, 2021. All of the convertible notes entered into during 2020 (the “2020 convertible notes”) were subordinate to the Company’s 2017 Loan Facility.

The 2020 convertible notes were convertible into the number of shares of the same class and series of the next round of financing as issued to other investors by dividing the outstanding principal amount and all accrued but unpaid interest of the 2020 convertible notes by 80% of the price per share paid by the other investors in the next financing. The Company determined that this embedded feature is an early Redemption Feature that must be bifurcated and separately accounted for as a single derivative instrument initially and subsequently measured at fair value with the change in fair value recorded as change in fair value of derivatives in the statements of operations and comprehensive loss.

In addition, the April 2020 convertible notes and September 2020 convertible notes contained a pull-up provision that allowed the note holders to exchange a certain number of the Company’s common stock held by them into New Series A and New Series A-1 redeemable convertible preferred stock based on the amount of such notes purchased. The Company determined that the pull-up feature was a freestanding financial instrument for each issuance of the convertible notes (the “April 2020 pull-up option” and “September 2020 pull-up option”) and subsequently remeasured at fair value. In May 2020, the Company issued 111,556,618 and 30,051,272 shares of New Series A and New Series A-1 redeemable convertible preferred stock, respectively, to the holders of the April 2020 pull-up option in exchange for 63,291,127 common shares held by them. In September 2020, the Company issued 84,490,436 shares of New Series A-1 redeemable convertible preferred stock to the holders of the September 2020 pull-up options in exchange for 21,122,609 common shares held by them. The fair value of the April 2020 and September 2020 pull-up options were considered to be a part of the total consideration received in exchange for the issuance of the New Series A and New Series A-1 redeemable convertible preferred stock. Upon issuance of the New Series A and New Series A-1 redeemable convertible preferred stock, the April 2020 and September 2020 pull-up options were extinguished.

In connection with the sale and issuance of New Series B redeemable convertible preferred stock in October 2020, the April 2020 and September 2020 convertible notes were modified to remove the 20% discount on conversion. Outstanding February 2020 convertible notes in an aggregate principal amount of $8.4 million and accrued unpaid interest of $0.3 million were converted into 48,366,935 shares of New Series B redeemable convertible preferred stock at 80% of the preferred stock issuance price of $0.2247 per share. Outstanding April 2020 and September 2020 convertible notes in an aggregate principal amount of $20.0 million and accrued unpaid interest of $0.4 million were converted into 90,616,585 shares of New Series B redeemable convertible preferred stock at 100% of issuance price of $0.2247 per share.

The conversion of the 2019 convertible notes and 2020 convertible notes into shares of New Series B redeemable convertible preferred stock was accounted for as a debt extinguishment with a $20.5 million extinguishment gain recognized as a deemed capital contribution to additional paid-in capital in the year ended December 31, 2020, as the holders of the notes were existing stockholders of the Company.

Paycheck Protection Program

In July 2020, the Company entered into a note with Silicon Valley Bank pursuant to the Paycheck Protection Program (the “PPP”) for the amount of $2.0 million (the “PPP Loan”). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, provides for loans to qualifying businesses and is administered by the U.S. Small Business Administration (the “SBA”). The term of the PPP Loan is five years. The annual interest rate of the PPP Loan is 1%. There shall be no payments due by the Company from the date of the loan and continuing until the earlier of (1) such time as a forgiveness amount is remitted to SBA, (2) such time as the SBA determines the Loan is not eligible for forgiveness, in whole or in part and (3) if the Company fails to properly apply for forgiveness pursuant to Section 1106 of the CARES Act. The Company may prepay the PPP Loan at any time prior to maturity with no prepayment penalties. As of June 30, 2021, the Company did not make any repayments of the PPP Loan.

2021 Debt Facility

In May 2021, the Company entered into a borrowing facility with a lender, under which it received total gross cash proceeds of $37.5 million. The 2021 Debt Facility consisted of the 2021 Credit Agreement and the 2021 Convertible Notes. Further, in conjunction with the 2021 Debt Facility, the Company issued to the lender the May 2021 warrants (refer to Note 7 for further discussion on the warrants). The estimated fair value of the May 2021 warrants at issuance of $2.4 million was based on the Black-Scholes option-pricing model and probability of future draw downs. The May 2021 warrants were recorded at the fair value as a debt discount and as a warrant liability. In conjunction with the 2021 Debt Facility, the Company also incurred $0.5 million in lender fees and $1.1 million in debt issuance costs.

After allocation of the fair value of the May 2021 warrants and deduction of lender fees, the remaining proceeds of $34.6 million were allocated to the 2021 Credit Agreement and the 2021 Convertible Notes, and debt issuance costs of $1.1 million were allocated to the 2021 Credit Agreement, the 2021 Convertible Notes and the May 2021 warrants, using the relative fair value method. As a result, the proceeds of $25.0 million and debt issuance costs of $0.8 million were allocated to the 2021 Credit Agreement, the proceeds of $6.4 million and debt issuance costs of $0.3 million were allocated to the 2021 Convertible Notes, and debt issuance costs of $0.1 million were allocated to the May 2021 warrants. Debt issuance costs allocated to the May 2021 warrants were expensed immediately in the interim condensed statement of operations, while the debt issuance costs allocated to the 2021 Credit Agreement and 2021 Convertible Notes were recorded as debt discount.

2021 Credit Agreement

The 2021 Credit Agreement matures on March 31, 2026 (the “2021 Credit Agreement maturity date”) and, unless an event of default is continuing, has a stated floating interest rate which equates to three-month LIBOR (or 1%, whichever is higher, further referred to as the “base rate”) plus 11.00%. The loan principal is repayable in four quarterly installments commencing on June 30, 2025. So long as no event of default is continuing and unless the Company selects to pay all interest in cash, any amount greater than 3 month LIBOR plus 7.00% shall be paid-in-kind by adding such excess amount to the outstanding principal amount of the loans then outstanding, up and until June 30, 2025. On and after June 30, 2025, all interest shall only be payable in cash. Final payment of the remaining principal at the termination of the loan is due on March 31, 2026 (or earlier, as set forth in the 2021 Credit Agreement). In addition, the Company must pay to the lender a 1.5% one time fee in connection with each Term B loan borrowing or Term C loan borrowing pursuant to the 2021 Credit Agreement.

The 2021 Credit Agreement is split into three tranches as follows: (i) the Term A loan provided for $30.0 million available to draw upon entering into the 2021 Credit Agreement, (ii) the Term B loan provided for $10.0 million upon achievement by the Company of specified revenue level by June 30, 2022, and (iii) the Term Loan C provided for additional $10.0 million upon achievement by the Company of specified revenue level by December 31, 2022. In May 2021, the Company borrowed $30.0 million under the Term Loan A, while the amounts under the Term B and Term C loans remain undrawn.

The Company may prepay the 2021 Credit Agreement prior to the 2021 Credit Agreement maturity date in the amount of at least $5.0 million and in further increments of $1.0 million. The 2021 Credit Agreement becomes immediately repayable in full upon an event of default that has occurred and is continuing, at the request of the lenders having total credit exposures representing more than 50% of the total credit exposures of all lenders (excluding defaulting lenders) under the 2021 Credit Agreement (such lenders, the “Required Lenders”), and change of control. In addition, the 2021 Credit Agreement becomes immediately repayable in part or in full upon certain voluntary or involuntary dispositions and certain receipts of cash proceeds, including issuance of new debt. Upon either voluntary or involuntary prepayment, the Company is required to pay to the lender a prepayment premium of (i) (a) in connection with a change of control occurring after May 24, 2021 in which any person or group becomes the beneficial owner of our equity interests, representing more than 50% of the aggregate ordinary voting power in the election of the our board of directors (a “Takeover Change of Control”), 15.00% of the outstanding unpaid principal amounts prepaid prior to March 31, 2023, or (b) other than in connection with a Takeover Change of Control, the make-whole amount with respect to such payment, (ii) 7.50% of the outstanding unpaid principal amount prepaid or required to paid after March 31, 2023 but before March 31, 2024, (iii) 5.00% of the outstanding unpaid principal amount with respect to any prepayment made after March 31, 2024, but before March 31, 2025, and (iv) 2.50% of the outstanding unpaid principal amount prepaid with respect to any prepayment after March 31, 2025.

The Company is required to meet minimum consolidated revenues for any four consecutive fiscal quarters commencing June 30, 2022 in amounts ranging from $11.0 million to $106.2 million. In addition, the 2021 Credit Agreement includes customary negative covenants. As of June 30, 2021, the Company was in compliance with all financial covenants attaching to the 2021 Credit Agreement.

The 2021 Credit Agreement is subject to full or partial prepayment in the events the Company defaults on its obligations under the 2021 Credit Agreement, undergoes certain voluntary or involuntary dispositions of assets, or in the event of change of control. These Prepayment Features met the requirements for separate accounting and were accounted for as part of the May 2021 derivative. The Prepayment Features were valued by employing a “with and without” methodology. The “with and without” methodology involves valuing the loan on an as-is basis and then valuing the loan without the Prepayment Features. In order to estimate the fair value of the loan with the Prepayment Features, the Company estimated the present value of future payments due under each potential settlement scenario, and then weighted them based upon management’s estimate of the probability of each scenario occurring, ranging from 5% to 95%, and assuming a market yield of 17.2%. Fair value of the Prepayment Features was $0.2 million at inception and at June 30, 2021.

Total debt discount for the 2021 Credit Agreement, including the impact of allocation of consideration on the basis of relative fair value, the fair value of the derivative liability and allocated borrowing costs was $5.0 million. The resulting debt discount is being accreted using the effective interest method as interest expense until the 2021 Credit Agreement maturity date.

The effective interest rate for the 2021 Credit Agreement was 18.62% per year. The total interest expense, including the amortization of debt discount, for the 2021 Credit Agreement was $0.4 million and nil for the six months ended June 30, 2021 and 2020, respectively.

2021 Convertible Notes

In conjunction with the 2021 Debt Facility, the Company issued to the same lender the 2021 Convertible Notes for gross proceeds of $7.5 million. Simple interest on the unpaid principal balance of the 2021 Convertible Notes accrues from the issuance date at a rate of 8.0% per year and is payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the 2021 Convertible Notes are to mature on March 31, 2024. Upon maturity, the 2021 Convertible Notes are to be automatically converted into shares of the Company’s then-latest round of outstanding equity securities at a conversion price equal to the lowest price per share paid by the purchasers of such equity securities in such round (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such equity securities).

The 2021 Convertible Notes will automatically convert as follows:

a)

In the event in which the Company issues and sells shares of its equity securities to investors on or before the maturity date in an equity financing with total cash proceeds to the Company of not less than $35 million in the aggregate, whether in a single offering or series of related offerings (“Qualifying Financing”), the outstanding principal of the May 2021 notes (including accreted interest) shall automatically convert in whole into equity securities sold in the Qualifying Financing at a conversion price equal to the cash price paid per share equal to 80% of the price per share paid by other investors in such Qualifying Financing.

b)

In the event in which the Company consummates, on or before the maturity date, a firm commitment underwritten public offering of shares of the Company’s common stock, or a business combination transaction in which a special purpose acquisition company, blank check company or similar entity incorporated, formed or otherwise organized for the purpose of effecting a business combination with one or more businesses or entities (a “SPAC”) is the parent or the successor of the Company following the transaction and in which the stockholders of the Company receive shares of common stock of the SPAC that are listed on a nationally recognized stock exchange and/or other forms of cash or non-cash consideration (the “SPAC Transaction”), and in which event (either IPO or SPAC Transaction) the total cash proceeds to the Company are not less than $75 million in the aggregate, whether in a single offering or series of related offerings (such event constituting the “Qualifying IPO”), the outstanding principal of the 2021 Convertible Notes (including accreted interest) shall automatically convert in whole into common stock of the Company at a conversion price equal to 80% of (i) in the event of an IPO, the price per share of the Company’s common stock paid by the purchasers, or (ii) in the event of a SPAC Transaction, the lowest price per share of the SPAC’s common stock offered to investors in such SPAC Transaction (including the Company’s existing stockholders or other investors participating in any “private investment in public equity,” or PIPE, in connection with such SPAC Transaction).

In the event of an IPO or a SPAC Transaction that does not constitute a Qualifying IPO, or if the Company issues and sells equity securities to investors in a transaction that does not constitute a Qualifying Financing (either such transaction a “Non-Qualifying Equity Raise”), the holder shall have the option to treat such IPO or SPAC Transaction as a Qualifying IPO or such Non-Qualifying Equity Raise as a Qualifying Financing on the same terms as such respective events.

The 2021 Convertible Notes are not repayable in cash, except in the event of default or upon deemed liquidation. Further, upon deemed liquidation the Company is also required to pay a repayment premium equal to 25% of the outstanding principal amount of the 2021 Convertible Notes (including accreted interest).

The 2021 Convertible Notes include Redemption Features that are required to be bifurcated and accounted for separately as a single derivative instrument. As of the issuance date, the estimated fair value of the derivative liability was $2.0 million, which was accounted for as a debt discount. The total debt discount related to the 2021 Convertible Notes, including the impact of allocation of consideration on the basis of relative fair value, the bifurcation of the derivative liability and allocation debt issuance costs, was $1.1 million. The discount is being amortized over the contractual term of the 2021 Convertible Notes using the effective interest rate method. The 2021 Convertible Notes have an annual effective interest rate of 14.72% per year. The 2021 Convertible Notes interest expense for the six months ended June 30, 2021 and 2020, including the amortization of debt discount, was $0.1 million and nil, respectively.

Future minimum maturities for the notes payable and interest as of June 30, 2021, were as follows (in thousands):

Notes Payable:

Years Ending December 31,	Amount
2021 (remaining six months)	$1,312
2022	3,078
2023	3,176
2024	10,870
2025	38,727

Total minimum payments	57,163
Less: amount representing interest	(17,512)
Less: debt issuance costs	(6,048)

Total notes payable, net	33,603
Less: notes payable, current	313

Notes payable, net of current portion	$33,290

NOTE 6. COMMITMENTS AND CONTINGENCIES

Operating Leases

In January 2017, the Company entered into a non-cancelable sublease agreement, set to expire in December 2020, for the lease of the Company’s corporate headquarters for approximately 62,000 square feet of office space. In August 2020, the Company entered into an eight-year non-cancelable operating lease to extend the Company’s occupancy of its corporate headquarters location. The Company recognizes rent expense on a straight-line basis over the lease period. Under the terms of the lease, the Company is responsible for taxes, insurance and maintenance expenses. Rent expense for the six months ended June 30, 2021 and 2020, was $0.9 million and $0.4 million, respectively.

Non-Cancelable Purchase Obligation

In May 2020, the Company entered into a non-cancelable purchase agreement with a vendor for raw materials used in the manufacture of its products. This agreement obligates the Company to minimum purchase quantities by specified future dates. In the event the Company provides notice of its desire to cancel any portion of the remaining minimum purchase quantities, the Company is obligated to pay a minimum cancellation fee. In connection with this purchase agreement, the Company entered into an irrevocable letter of credit for $0.7 million which is classified as prepaids and other assets on the condensed balance sheets.

Future minimum payments as of June 30, 2021, under non-cancelable agreements were as follows (in thousands):

Years Ending December 31,	Amount
2021 (remaining six months)	$725
2022	1,492
2023	2,119
2024	1,500
2025	1,545
Thereafter	3,933

Total future minimum payments	$11,314

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of June 30, 2021 and December 31, 2020, the Company did not have any material indemnification claims that were probable or reasonably possible and consequently has not recorded related liabilities.

NOTE 7. STOCKHOLDERS’ EQUITY

The Company is authorized to issue 1,300,000,000 shares of common stock and 935,078,583 shares of preferred stock, par value $0.001 per share.

In May 2020, the holders of the Company’s Series 1, Series 2, Series 3, Series 4 and Series 5 redeemable convertible preferred stock (the “prior preferred stock”) elected to convert all shares of prior preferred stock held by them into common stock on a one-for-one basis, in accordance with the terms of such redeemable convertible preferred stock. Accordingly, all the shares of the prior preferred stock in an aggregate amount of 252,922,908 shares were cancelled and the same number of shares of common stock were issued to the holders of the prior preferred stock and recorded at $0.001 par value to common stock with a resulting gain of $133.6 million recorded to additional paid-in capital. Following the conversion of the prior preferred stock into common stock, the Company issued New Series A and New Series A-1 redeemable convertible preferred stock in an aggregate amount of 226,098,326 shares in exchange for 84,413,736 shares of common stock to the holders of the April 2020 convertible notes and September 2020 convertible notes (see Note 5).

In October 2020 and November 2020, the Company issued 252,791,726 shares of New Series B redeemable convertible preferred stock, of which 243,493,158 shares were issued in exchange for the 2019 convertible notes and 2020 convertible notes and 9,298,568 shares were sold for cash of $2.1 million, and 231,419,667 shares of New Series B-1 redeemable convertible preferred stock in exchange for cash of $50.4 million, net of issuance costs. Concurrently with the issuance of New Series B and New Series B-1 redeemable convertible preferred stock the Company issued the preferred stock tranche option, which was accounted for as a freestanding financial instrument initially and subsequently measured at fair value with the change in fair value recorded in change in fair value of derivatives in the statements of operations and comprehensive loss. Issuance date fair value of the preferred stock tranche option was $1.7 million. The Company recognized a loss from the change in the fair value of the preferred stock tranche option in the amount of $6.1 million during the six months ended June 30, 2021.

In May 2021, in connection with the partial exercise of the preferred stock tranche option, the Company issued 14,043 shares of New Series C redeemable convertible preferred stock for a total cash consideration of less than $0.1 million, and 21,496,661 shares of New Series C-1 redeemable convertible preferred stock in exchange for cash consideration of $5.8 million, net of issuance costs and fair value of exercised preferred stock tranche option of $5.6 million. The unexercised portion of the preferred stock tranche option expired and, accordingly, its fair value of $2.5 million was deemed to be a contribution from shareholders, and recorded as an increase in additional paid-in capital.

Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock as of June 30, 2021 and December 31, 2020, consisted of the following (in thousands, except share and per share amounts):

	June 30, 2021
	Shares Authorized	Share Issued and Outstanding	Liquidation amount per share	Aggregate Liquidation Preference	Net Carrying Value
New Series A	111,556,618	111,556,618	$0.5925	$66,097	$284
New Series A-1	114,541,708	114,541,708	$0.2963	33,939	90
New Series B	252,791,726	252,791,726	$0.3371	85,216	26,418
New Series B-1	289,274,585	231,419,667	$0.6742	156,023	48,853
New Series C	112,533,204	14,043	$—	—	4
New Series C-1	54,380,742	21,496,661	$0.8088	17,386	11,371

Total redeemable convertible preferred stock	935,078,583	731,820,423		$358,661	$87,020

	December 31, 2020
	Shares Authorized	Share Issued and Outstanding	Liquidation amount per share	Aggregate Liquidation Preference	Net Carrying Value
New Series A	111,556,618	111,556,618	$0.5925	$66,097	$284
New Series A-1	114,541,708	114,541,708	$0.2963	33,939	90
New Series B	252,791,726	252,791,726	$0.3371	85,216	26,418
New Series B-1	289,274,585	231,419,667	$0.6742	156,023	48,853
New Series C	77,840,043	—	$—	—	—
New Series C-1	89,073,904	—	$0.8088	—	—

Total redeemable convertible preferred stock	935,078,584	710,309,719		$341,275	$75,645

The significant rights and obligations of the Company’s redeemable convertible preferred stock are as follows:

Dividends

The holders of the New Series B, New Series B-1, New Series C and New Series C-1 redeemable convertible preferred stock are entitled to receive prior and in preference to any other Series of redeemable convertible preferred stock or common stock, non-cumulative cash dividends at rates per annum of $0.01798 per share with respect to New Series B and New Series B-1 redeemable convertible preferred stock, and $0.02157 per share with respect to New Series C and New Series C-1 redeemable convertible preferred stock. The holders of the New Series A and New Series A-1 redeemable convertible preferred stock are entitled to receive prior and in preference to the common stock, noncumulative cash dividends at rates per annum of $0.0119 per share. Dividend per share rates are subject to adjustment for stock splits, stock dividends, combinations, reorganizations, reclassifications, recapitalizations or other similar events. Dividends are payable as and if declared by the Board. No dividend shall be declared or paid on the common stock unless the consent of the holders of a majority of the then outstanding redeemable convertible preferred stock, voting together as a single class on an as-if-converted to common stock basis, shall have been obtained and unless all declared and unpaid dividends on the redeemable convertible preferred stock have been paid. There shall be concurrently declared or paid on the redeemable convertible preferred stock (on an as-if-converted basis) a dividend equivalent to any dividend on the common stock. No dividends have been declared to date.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and redeemable convertible preferred stock own less than the majority of the resulting voting power of the surviving entity, the holders of the New Series B-1 and New Series C-1 redeemable convertible preferred stock are entitled to receive, prior and in preference to distribution of assets of the Company to the holders of New Series A and New Series A-1 redeemable convertible preferred stock and common stock an amount equal to $0.3371 per share of New Series B-1 redeemable convertible preferred stock and an amount equal to $0.4044 per share of New Series C-1 redeemable convertible preferred stock (as adjusted for any stock dividends, combinations or splits), plus any declared, but unpaid dividends on such shares. Thereafter, the holders of the New Series A and New Series A-1 redeemable convertible preferred stock are entitled to receive, prior and in preference to distribution of assets of the Company to the holders of common stock an amount equal to $0.5925 per share of New Series A redeemable convertible preferred stock and an amount equal to $0.2963 per share of New Series A-1 redeemable convertible preferred stock (as adjusted for any stock dividends, combinations, or splits), plus any declared, but unpaid dividends on such shares.

After the preferential payments have been made in full to the holders of the New Series C-1, New Series B-1, New Series A and New Series A-1 redeemable convertible preferred stock, any remaining assets and funds are to be distributed among the holders of redeemable convertible preferred stock and common stock on a pro rata as-if converted basis. Preferred stockholders may choose to receive an alternative payment instead of their preferential payment in an amount payable to common stockholders on an as if converted to common stock basis.

Upon the closing of a firm commitment underwritten public offering of shares of common stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, without limiting the right to convert redeemable convertible preferred stock into common stock, the holders of the shares of the New Series B, New Series B-1 and New Series C-1 redeemable convertible preferred stock shall be entitled to receive an additional $0.3371 per share of New Series B and New Series B-1 redeemable convertible preferred stock and an additional $0.4044 per share of New Series C-1 redeemable convertible preferred stock, subject to adjustment for stock splits, stock dividends, combinations, reorganizations, reclassifications, recapitalizations or other similar events, for each such share of New Series B, New Series B-1 and New Series C-1 redeemable convertible preferred stock held by such holders immediately prior to the conversion of the redeemable convertible preferred stock upon the closing of the IPO, plus, in each case, an amount equal to all dividends declared but unpaid thereon, payable in the form of shares of common stock upon the closing of such IPO (the “IPO Liquidation Amounts”), with the number of shares of common stock payable to such holder equal to the IPO Liquidation Amount divided by the price per share to the public of the shares of common stock sold in the IPO.

Voting

Each holder of redeemable convertible preferred stock shall be entitled to cast such number of votes per share on each such action as shall equal the number of shares of common stock into which each share of redeemable convertible preferred stock is then convertible. Holders of the redeemable convertible preferred stock shall vote together with all other classes and series of stock as a single class.

At any time when shares of New Series B, New Series B-1, New Series C and New Series C-1 redeemable convertible preferred stock are outstanding, the Company shall not do any of the following without the written approval of the holders of a majority of the then outstanding shares of New Series B and New Series B-1 redeemable convertible preferred stock: (i) create or authorize any new class or series of shares having rights, preferences, privileges or priority senior to, or on parity with, any series of redeemable convertible preferred stock; (ii) incur indebtedness for borrowed money in excess of $100,000; (iii) engage in any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; (iv) redeem, repurchase, purchase or otherwise acquire for value shares of common stock or redeemable convertible preferred stock of the Company (subject to certain exceptions); (v) take any action that results in the declaration or payment of any dividend or distribution on any shares of the Company’s capital stock, other than a stock dividend on the common stock; (vi) amend or waive any provision of the Company’s amended and restated certificate of incorporation, as amended from time to time, or the Company’s bylaws; (vii) authorize any increase or decrease in the number of members of the Board; (viii) alter or change the rights, preferences or privileges of any series of redeemable convertible preferred stock; (ix) increase or decrease the authorized number of shares of common stock or redeemable convertible preferred stock; (x) create or authorize any employee stock benefit plan, stock purchase or stock option plan, or other similar arrangement, or increase the number of shares of capital stock reserved to be issued under such plans or arrangement; or (xi) authorize or cause a subsidiary of the Company to do any of the foregoing.

The Company’s amended and restated certificate of incorporation provides that the Board shall consist of 9 members. The holders of a majority of the then outstanding redeemable convertible preferred stock, voting together on a combined and as-if-converted to common stock basis, shall have the right to elect 6 members of the Board. The holders of a majority of the then outstanding common stock, voting as a separate class, shall have the right to elect 1 member of the Board. The holders of a majority of the then outstanding redeemable convertible preferred stock and common stock, voting together on a combined and as-if-converted to common stock basis, shall have the right to elect 2 members of the Board.

Conversion

Each share of redeemable convertible preferred stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock at an initial conversion ratio of one-to-one. The conversion ratio is subject to adjustment for any stock splits, stock dividends, and recapitalizations as described in the Company’s amended and restated certificate of incorporation.

Conversion is automatic at the then-effective conversion rate upon the closing of a firm commitment underwritten public offering in which the gross proceeds raised equals or exceeds $75.0 million (before deduction of underwriters’ commissions and other offering expenses). Notwithstanding the foregoing, the conversion of all outstanding shares of redeemable convertible preferred stock to common stock is automatic upon a written request by the holders of majority of the then outstanding New Series B and New Series B-1 redeemable convertible preferred stock. The Company has reserved an adequate number of shares of common stock for issuance or conversion of the redeemable convertible preferred stock.

Adjustment to Conversion Price Upon Issuance of Common Stock

If in the future the Company will issue or is deemed to have issued any shares of common stock for a consideration per share less than the applicable conversion price of redeemable convertible preferred stock in effect immediately prior to the time of such issue or sale, then, the conversion price for such series of redeemable convertible preferred stock will be adjusted based on the formula as defined in the amended and restated certificate of incorporation.

Warrants for Redeemable Convertible Preferred Stock and Common Stock

From time to time, the Company has issued warrants to investors and creditors together with the Company’s debt and equity financings. When issued in connection with debt, the allocated value related to the warrants is generally recorded as additional interest cost on the related debt. When issued with redeemable convertible preferred stock, the allocated value related to the warrants is recorded as additional issuance costs of the redeemable convertible preferred stock. Warrants for redeemable convertible preferred stock are accounted as liabilities at fair value with changes in fair value recorded as other income in the statement of operations and comprehensive loss until warrants are exercised or expire.

In December 2017, the Company issued warrants for 1,819,078 shares of Series 4 redeemable convertible preferred stock to a lender in connection with a new loan and security agreement, with exercise price of $0.38 per share and 10-year term. The Company will issue up to 1,299,341 contingent warrants if tranche 2 and tranche 3 of the loan facility are drawn in the future. The fair value of issued warrants of $0.3 million and contingent warrants of $0.2 million was determined using the following assumptions at the issuance date: preferred stock fair value of $0.33, volatility of 63.8%, risk-free rate of 2.27%, expected term of 6.25 years and dividend rate of 0%. The warrants were recorded as debit to debt discount and credit to warrant liability.

In December 2018, the Company amended the loan facility which eliminated the future tranches, and as a result, the contingent warrants were cancelled.

In May 2019, the Company issued warrants for 152,555 shares of common stock with an exercise price of $0.001 per share expiring in 5 years, and warrants for 150,976 shares of Series 5 redeemable convertible preferred stock with an exercise price of $0.001 per share expiring in 5 years, in conjunction with the Series 5 redeemable convertible preferred stock financing. The fair value of issued preferred warrants of $30,060 was determined using the following assumptions at the issuance date: redeemable convertible preferred stock fair value of $0.20, volatility of 71.5%, risk-free rate of 2.34%, expected term of 4.75 years and dividend rate of 0%. The common stock warrants with the fair value of $1,404 were recorded to additional paid-in capital in equity and issued redeemable convertible preferred stock warrants with the fair value of $30,060 were recorded as warrant liability. In August 2019, the second tranche of Series 5 redeemable convertible financing included issuance of warrants for 848,622 shares of Series 5 redeemable convertible preferred stock with an exercise price of $0.001 per share expiring in 5 years. The fair value of $0.3 million was determined using the following assumptions at the issuance date: redeemable convertible preferred stock fair value of $0.31, volatility of 66.3%, risk-free rate of 1.4%, expected term of 4.75 years and dividend rate of 0%. The issued redeemable convertible preferred stock warrants with the fair value of $0.3 million were recorded as a liability.

Upon conversion of all prior preferred stock into common stock, all warrants that were exercisable into shares of prior preferred stock, with the exception of the 1,819,078 warrants issued to a lender in December 2017 (the “prior preferred stock warrants”) were modified to become warrants exercisable into common shares. At the time of modification, the fair value of the prior preferred stock warrants was nil. Following the modification, the prior preferred stock warrants became common warrants and are no longer subject to remeasurement at fair value.

The warrants for 1,819,078 shares of Series 4 preferred stock issued to a lender in December 2017 were modified to become warrants exercisable for 3,076,323 shares of New Series B-1 redeemable convertible preferred stock at the exercise price of $0.2247 per share.

In conjunction with the 2021 Credit Agreement and upon the draw of the Term A loan (see Note 5 for the discussion of the 2021 Credit Agreement), the Company issued to the lender warrants to purchase capital stock of the Company for the aggregate exercise price amount of $3.0 million (such amounts referred to as “Warrant Coverage”), and further committed to issue additional warrants to the lender upon drawing Term B and Term C loans for total additional Warrant Coverage of $2.0 million.

The May 2021 warrants are currently exercisable in part or in full at any time at the option of the holder for 11,127,595 shares of New Series C-1 redeemable convertible preferred stock, with exercise price of $0.2696 per share and 7-year term. The Company will issue up to 7,418,397 contingent warrants if Term B and Term C of the 2021 Credit Agreement are drawn in the future. The warrants were recorded as a liability on the balance sheet.

In the event of a non-public offering of equity securities by the Company, prior to the consummation of an IPO or a SPAC Transaction, in a transaction or series of related transactions principally for equity financing purposes in which cash is received by the Company and/or debt of the Company is cancelled or converted in exchange for equity securities of the Company where the Company issues and sells shares of its preferred stock and any options, warrants, rights or other securities that are exercisable, convertible or exchangeable into, or otherwise provide the right to purchase or acquire shares of such preferred stock (“Next Round”), the May 2021 warrants become exercisable for equity shares issued in such Next Round with the exercise price being 80% of the lowest price per share paid by investors in such Next Round.

In the event of an IPO or a SPAC Transaction, the May 2021 warrants become exercisable for common shares issued in such IPO or a SPAC Transaction with the exercise price being 80% of the IPO price, or the lowest price per share of the common stock of the SPAC that is offered to other investors (including the Company’s existing stockholders or other investors participating in any PIPE transaction in connection with such SPAC Transaction) in the SPAC Transaction, as the case may be.

In the event of a merger of the Company with another entity resulting in the change of control, if such merger takes place prior to a Next Round, an IPO or a SPAC Transaction, the May 2021 warrants are exercisable for the New Series C-1 Redeemable convertible preferred stock on the same terms and conditions as those currently exercisable, as described above.

The following table summarizes the Company’s outstanding common and redeemable convertible preferred stock warrants as of June 30, 2021:

Original Issuance Date	Number of Warrant Shares	Exercise Price per Share	Expiration Date	Exercisable For	Fair Value Recorded Against	June 30, 2021 Fair Value
						(in thousands)
October 2012	259,236	$2.0831	October 2022	Common Stock	Common	$—
October 2014	467,052	$0.0267	October 2021	Common Stock	Common	—
February 2016	187,338	$0.0267	February 2023	Common Stock	Common	—
May 2016	194,490	$1.1500	May 2026	Common Stock	Common	—
December 2017	3,076,323	$0.2247	December 2027	New Series B-1	Debt	735
May 2019	15,941	$0.0010	May 2026	Common Stock	Common	—
May 2019	16,108	$0.0010	May 2026	Common Stock	Common	—
August 2019	828,705	$0.0010	August 2026	Common Stock	Common	—
May 2021*	18,545,992	$0.2696	May 2028	New Series C-1	Debt	2,390

						$3,125

*	The number of the May 2021 warrant shares includes 7,418,397 shares related to contingently issuable warrants, which legally have not been issued, but are considered issued for accounting purposes.

The following table summarizes the Company’s outstanding common and redeemable convertible preferred stock warrants as of December 31, 2020:

Original Issuance Date	Number of Warrant Shares	Exercise Price per Share	Expiration Date	Exercisable For	Fair Value Recorded Against	December 31, 2020 Fair Value
						(in thousands)
October 2012	259,236	$2.0831	October 2022	Common Stock	Common	$—
October 2014	467,052	$0.0267	October 2021	Common Stock	Common	—
February 2016	187,338	$0.0267	February 2023	Common Stock	Common	—
May 2016	194,490	$1.1500	May 2026	Common Stock	Common	—
December 2017	3,076,323	$0.2247	December 2027	New Series B-1	Debt	211
May 2019	15,941	$0.0010	May 2026	Common Stock	Common	—
May 2019	16,108	$0.0010	May 2026	Common Stock	Common	—
August 2019	828,705	$0.0010	August 2026	Common Stock	Common	—

						$211

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors. The Company’s reserved shares of common stock for future issuance related to potential conversion of the preferred stock, warrants exercises and exercises of stock options as of June 30, 2021 and December 31, 2020, were as follows:

	June 30,	December 31,
	2021	2020
New Series A redeemable convertible preferred stock	111,556,618	111,556,618
New Series A-1 redeemable convertible preferred stock	114,541,708	114,541,708
New Series B redeemable convertible preferred stock	252,791,726	252,791,726
New Series B-1 redeemable convertible preferred stock	231,419,667	231,419,667
New Series B-1 redeemable convertible preferred stock warrants	3,076,323	3,076,323
New Series C redeemable convertible preferred stock	14,043	—
New Series C-1 redeemable convertible preferred stock	21,496,661	—
New Series C-1 redeemable convertible preferred stock warrants	11,127,595	—
Common stock warrants	1,968,870	1,968,870
Options to purchase common stock	2,263,096	2,265,562
Shares available for option grant	151,407,567	151,406,808

Total	901,663,874	869,027,282

NOTE 8. STOCK OPTION PLAN

In July 2013, the Company amended and restated its stock option plan. Under the terms of the plan, options may be granted at an exercise price not less than fair market value for incentive stock options or 100% of fair market value for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and non-statutory stock options may not be less than 100% of fair market value, as determined by the board of directors. An option shall vest and become exercisable in the manner and subject to such conditions provided by the board of directors and set forth in the award agreement. The terms of options granted under the plan may not exceed 10 years.

The following table summarizes the activity under the stock option plan for the six months ended June 30, 2021:

		Options Outstanding
Stock Option Activity	Shares Available for Grant	Number of Options	Weighted -Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Weighted- Average Aggregate Intrinsic Value
				(in years)

Balances at January 1, 2021	151,406,808	2,265,562	$1.07	1.80	$0.00
Options exercised	—	(1,707)	0.81
Options canceled and forfeited	759	(759)	0.75

Balances at June 30, 2021	151,407,567	2,263,096	$1.07	1.30	$0.00

Vested and exercisable at June 30, 2021		2,263,096	$1.07	1.30	$0.00

Stock-based compensation expense for stock awards under the stock option plan recognized during the six months ended June 30, 2021 and 2020, was immaterial in each period. As of June 30, 2021, total unrecognized compensation costs related to stock awards under the stock option plan was negligible.

NOTE 9. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Because the Company reported a net loss for the six months ended June 30, 2021 and 2020, the number of shares used to calculate diluted net loss per common share is the same as the number of shares used to calculate basic net loss per common share for those periods presented because the potentially dilutive shares would have been antidilutive if included in the calculation.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Numerator:
Net loss attributable to common stockholders	$(31,490)	$(15,827)

Denominator:
Weighted-average shares outstanding	172,463,955	47,698,885

Net loss per share attributable to common stockholders, basic and diluted	$(0.18)	$(0.33)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Redeemable convertible preferred stock	731,820,423	141,607,890
Redeemable convertible preferred stock warrants	21,622,317	—
Common stock warrants	1,968,870	3,989,574
Options to purchase common stock	2,263,096	2,271,523
Conversion of convertible notes*	—	—

Total	757,674,706	147,868,987

*

At June 30, 2021, the conversion of the 2021 Convertible Notes into common stock is dependent on the price in a Qualified IPO or other equity offering and the completion date of such offerings. At June 30, 2020, the conversion of the 2019 Convertible Notes and 2020 Convertible Notes into preferred stock is dependent on the price of the next round of financing and the completion date of such next round of financing. These factors are not estimable and the number of common stock is not determinable.

NOTE 10. RELATED PARTY TRANSACTIONS

In April 2021, one of the Company’s consultants became a member of the board of directors of the Company. During the six months ended June 30, 2021, such board member provided consulting services of less than $0.1 million included in sales and marketing expenses on the condensed statements of operations and comprehensive loss.

In May 2021, the Company hired a Chief Commercial Officer who is also the founder, chairman and sole owner of the advertising agency to the Company. During the six months ended June 30, 2021, and after the Company hired the Chief Commercial Officer, the advertising agency provided services of $0.4 million included in sales and marketing expenses on the condensed statements of operations and comprehensive loss.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 31, 2021, the date on which these unaudited interim condensed financial statements were issued, and determined that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to financial statements.

On July 1, 2021, the Company entered into a distribution service agreement with a major pharmaceutical wholesale distribution company. The agreement is effective for a period of twelve months and will automatically renew thereafter for successive twelve month periods, unless otherwise cancelled. The Company shall pay distribution fees on monthly gross purchases at invoice cost.

             Shares

Intuity Medical, Inc.

Common Stock

Goldman Sachs & Co. LLC	Jefferies	Piper Sandler

Raymond James

Through and including             , 2021 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Intuity Medical, Inc., or the Registrant, in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq listing fee.

ITEM	AMOUNT
SEC registration fee		$8,182.50
FINRA filing fee		11,750
Nasdaq listing fee			*
Printing expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent fees and expenses			*
Miscellaneous expenses			*

Total	$		*

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of the company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2018, we have made the following sales of unregistered securities:

Equity Plan-Related Issuances

1.

We have granted to our directors, employees and consultants options to purchase 50,062 shares of our common stock with per share exercise prices ranging from $0.014 to $0.06 under our Amended and Restated 2002 Stock Option Plan, as amended, or the 2002 Plan.

2.

We have issued to certain of our directors, employees and consultants an aggregate of 26,146 shares of our common stock at per share purchase prices ranging from $0.014 to $1.11 pursuant to exercises of options under the 2002 Plan for an aggregate purchase price of $4,065.73.

Sales of Preferred Stock and Warrants

3.	In February 2018, we issued an aggregate of 3,441,926 shares of our Series 4 redeemable convertible preferred stock to five accredited investors at $0.38 per share for gross proceeds of $1.0 million.

4.

In May 2019, we issued an aggregate of 69,121,241 shares of our Series 5 redeemable convertible preferred stock to 14 accredited investors at $0.38 per share, warrants to purchase 152,555 shares of common stock to four accredited investors and warrants to purchase 150,976 shares of Series 5 redeemable convertible preferred stock to four accredited investors for a combination of Preferred Series 3 redeemable convertible preferred stock and gross proceeds of $13.2 million.

5.

In August 2019, we issued convertible promissory notes in an aggregate principal amount of $9.5 million to 14 accredited investors and warrants to purchase 848,622 shares of Series 5 redeemable convertible preferred stock to seven accredited investors.

6.	Between November 2019 and February 2020, we issued convertible promissory notes in an aggregate principal amount of $16.8 million to 13 accredited investors.

7.	Between April 2020 and September 2020, we issued convertible promissory notes in an aggregate principal amount of $20.0 million to 13 accredited investors.

8.

Between May 2020 and September 2020, we issued an aggregate of 111,556,618 shares of our New Series A redeemable convertible preferred stock to 13 accredited investors and an aggregate of 114,541,708 shares of our New Series A-1 redeemable convertible preferred stock in exchange for shares of common stock to 12 accredited investors.

9.

In October 2020, we issued an aggregate of              warrants to purchase shares of New Series B-1 redeemable convertible preferred stock to two accredited investors, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

10.

Between October 2020 and November 2020, we issued an aggregate of 252,791,726 shares of our New Series B redeemable convertible preferred stock at $0.2247 per share to 14 accredited investors and an aggregate of 231,419,667 shares of our New Series B-1 redeemable convertible preferred stock to six accredited investors at $0.2247 per share for a combination of note conversions and gross proceeds totaling $101.9 million.

11.

In May 2021, we issued an aggregate of 14,043 shares of our New Series C redeemable convertible preferred stock at $0.2696 per share to one accredited investor and an aggregate of 21,496,661 shares of our New Series C-1 redeemable convertible preferred stock to four accredited investors at $0.2696 per share for gross proceeds of $5.8 million.

12.

In May 2021, we issued warrants to purchase an aggregate of                shares of our common stock, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

13.

In May 2021, we issued convertible promissory notes that will convert into an aggregate of                shares of our common stock upon the consummation of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

14.	In September 2021, we issued 467,052 shares of common stock upon the exercise of warrants by eight accredited investors.

The offers, sales and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs (3) through (14) were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about us. No underwriters were involved in these transactions.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation, currently in effect.				X
3.2	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.				X
3.3	Bylaws, currently in effect.				X
3.4	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.				X
4.1	Reference is made to exhibits 3.1 through 3.4.
4.2	Form of Common Stock Certificate.				X
4.3	Eleventh Amended and Restated Investors’ Rights Agreement, dated October 15, 2020, by and among Intuity Medical, Inc. and the investors listed therein, as amended.				X
4.4(a)	Warrant Agreement to Purchase Shares of Preferred Stock of Intuity Medical, Inc., dated December 29, 2017, by and between Intuity Medical, Inc. and Hercules Capital, Inc., as successor in interest to Hercules Technology II, L.P.				X
4.4(b)	First Amendment to Warrant Agreement, dated December 27, 2018, by and between Intuity Medical, Inc. and Hercules Capital, Inc. as successor in interest to Hercules Technology II, L.P.				X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
4.4(c)	Second Amendment to Warrant Agreement, dated May 31, 2019, by and between Intuity Medical, Inc. and Hercules Capital, Inc. as successor in interest to Hercules Technology II, L.P.				X
4.4(d)	Letter Agreement, dated October 30, 2020, by and between Intuity Medical, Inc. and Hercules Capital, Inc. as successor in interest to Hercules Technology II, L.P.				X
4.5(a)	Warrant Agreement to Purchase Shares of Preferred Stock of Intuity Medical, Inc., dated December 29, 2017, by and between Intuity Medical, Inc. and Hercules Capital, Inc., as successor in interest to Hercules Technology III, L.P.				X
4.5(b)	First Amendment to Warrant Agreement, dated December 27, 2018, by and between Intuity Medical, Inc. and Hercules Capital, Inc., as successor in interest to Hercules Technology III, L.P.				X
4.5(c)	Second Amendment to Warrant Agreement, dated May 31, 2019, by and between Intuity Medical, Inc. and Hercules Capital, Inc., as successor in interest to Hercules Technology III, L.P.				X
4.5(d)	Letter Agreement, dated October 30, 2020, by and between Intuity Medical, Inc. and Hercules Capital, Inc., as successor in interest to Hercules Technology III, L.P.				X
4.6	Warrant to Purchase Stock, dated October 29, 2012, by and between Intuity Medical, Inc. and Silicon Valley Bank.				X
4.7	Warrant to Purchase Stock, dated October 29, 2012, by and between Intuity Medical, Inc. and Oxford Finance LLC.				X
4.8	Warrant to Purchase Stock, dated May 27, 2016, by and between Intuity Medical, Inc. and Oxford Finance LLC.				X
4.9	Form of Common Stock Purchase Warrant, issued to certain investors of Intuity Medical, Inc.				X
4.10	Form of Series D-2 Convertible Participating Preferred Stock Purchase Warrant (2016), issued to certain investors of Intuity Medical, Inc.				X
4.11	Form of Series 5 Convertible Participating Preferred Stock Purchase Warrant, issued to certain investors of Intuity Medical, Inc.				X
4.12	Omnibus Amendment to Series D-2 and Series 5 Convertible Participating Preferred Stock Purchase Warrants, dated May 20, 2020, by and among Intuity Medical, Inc. and the investors listed therein.				X
4.13	Warrant to Purchase Capital Stock, dated May 24, 2021, by and between Intuity Medical, Inc. and Madryn Health Partners, LP.				X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
4.14	Warrant to Purchase Capital Stock, dated May 24, 2021, by and between Intuity Medical, Inc. and Madryn Health Partners (Cayman Master), LP.				X
5.1*	Opinion of Latham & Watkins LLP.
10.1	Standard Industrial Lease, dated August 26, 2020, by and between Intuity Medical, Inc. and KW Fund VI - Fremont Research Center, LLC, as successor in interest to The Realty Associates Fund XI Portfolio, L.P.				X
10.2†	Supplier Master Agreement, dated January 26, 2018, by and between Intuity Medical, Inc. and ECMMS Precision Singapore Pte. Ltd., as amended.				X
10.3	Credit Agreement, dated as of May 24, 2021, among Intuity Medical, Inc., certain subsidiaries of Intuity Medical, Inc., Madryn Health Partners, LP and the Lenders from time to time party thereto.				X
10.4	8.0% Pay In Kind Convertible Promissory Note, issued May 24, 2021 to Madryn Health Partners, LP.				X
10.5	8.0% Pay In Kind Convertible Promissory Note, issued May 24, 2021 to Madryn Health Partners (Cayman Master), LP.				X
10.6(a)#	Amended and Restated 2002 Stock Option Plan.				X
10.7(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under Amended and Restated 2002 Stock Option Plan.				X
10.8(a)#	2021 Incentive Award Plan.				X
10.9(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under 2021 Incentive Award Plan.				X
10.10#	2021 Employee Stock Purchase Plan.				X
10.11#	Change in Control and Severance Agreement, by and between Intuity Medical, Inc. and Emory Anderson.				X
10.12#	Change in Control and Severance Agreement, by and between Intuity Medical, Inc. and Timothy Buskey.				X
10.13#	Change in Control and Severance Agreement, by and between Intuity Medical, Inc. and Tammy Cameron.				X
10.14#	Change in Control and Severance Agreement, by and between Intuity Medical, Inc. and Robb Hesley.				X
10.15#	Change in Control and Severance Agreement, by and between Intuity Medical, Inc. and Dean Zikria.				X
10.16#	Non-Employee Director Compensation Program.				X
10.17	Form of Indemnification Agreement for Directors and Officers.				X
10.18	Amended and Restated Advertising Agency Contract, dated May 23, 2021, by and between Intuity Medical, Inc. and Mind Machine, LLC.				X
10.19	U.S. Small Business Administration Paycheck Protection Program Note dated July 9, 2020				X
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.				X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Power of Attorney. Reference is made to the signature page to the Registration Statement.				X

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on September 17, 2021.

INTUITY MEDICAL, INC.

By:	/s/ Emory Anderson
Emory Anderson President and Chief Executive Officer

Power of Attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Emory Anderson and Tammy Cameron, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Emory Anderson	President, Chief Executive Officer and Director	September 17, 2021
Emory Anderson	(Principal Executive Officer)

/s/ Tammy Cameron	Chief Financial Officer and Senior Vice President	September 17, 2021
Tammy Cameron	of Finance and Human Resources (Principal Financial and Accounting Officer)

/s/ Rebecca Robertson	Chairperson of the Board of Directors	September 17, 2021
Rebecca Robertson

/s/ Michael Bornitz	Director	September 17, 2021
Michael Bornitz, CFA, CPA

/s/ Matt Crawford	Director	September 17, 2021
Matt Crawford

/s/ Bianca Rhodes	Director	September 17, 2021
Bianca Rhodes

/s/ Valeska Schroeder	Director	September 17, 2021
Valeska Schroeder, Ph.D.

SIGNATURE	TITLE	DATE

/s/ Casey Tansey	Director	September 17, 2021
Casey Tansey

/s/ Brad Vale	Director	September 17, 2021
Brad Vale, Ph.D., DVM

/s/ George Zamanakos	Director	September 17, 2021
George Zamanakos, Ph.D.